NOVAMERICAN STEEL INC.

NOTICE OF APPLICATION AND

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

FOR

THE SPECIAL MEETING OF SHAREHOLDERS

OF

NOVAMERICAN STEEL INC.

TO BE HELD ON OCTOBER 31, 2007

ARRANGEMENT

INVOLVING

NOVAMERICAN STEEL INC.,

SYMMETRY HOLDINGS INC.

AND

632422 N.B. LTD.

October 2, 2007

These materials are important and require your immediate attention. They require Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Shares, please contact Computershare Trust Company, N.A., toll-free, at 1-877-282-1168.

October 2, 2007

Dear Shareholder:

On behalf of the Board of Directors (the “Board”), I would like to invite you to join us at the special meeting (the “Meeting”) of holders of common shares (the “Shares”) of Novamerican Steel Inc. (the “Company”) that will be held at 2:00 p.m. (Montréal time) on October 31, 2007 at Le Centre Sheraton Montréal, 1201 René-Lévesque Blvd. West, Montréal, Québec.

At the Meeting, you will be asked to approve a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”) that has been proposed by 632422 N.B. Ltd. (“Acquisitionco”), an indirect wholly-owned subsidiary of Symmetry Holdings Inc. (“Symmetry”), a Delaware corporation. The Arrangement will result in the acquisition by Acquisitionco of all the outstanding Shares for US$56.00 cash per Share.

The Arrangement also provides for the payment by the Company of a special dividend to its shareholders; the payment of such special dividend is contingent on, among other things, the Company having a minimum of cash and inventory at the closing of the Arrangement.

The Arrangement has been approved unanimously by the Board, with D. Bryan Jones and Scott B. Jones (the “Interested Directors”) abstaining, following the report and favourable unanimous recommendation of the Arrangement by a special committee composed of independent directors (the “Special Committee”). In doing so, the Board determined that the Arrangement is in the best interests of the Company and its shareholders and authorized the submission of the Arrangement to the shareholders of the Company for their approval at the Meeting. Accordingly, the Board unanimously recommends, with the Interested Directors abstaining, that shareholders vote in favour of the resolution approving the Arrangement.

Pursuant to a lock-up agreement dated June 21, 2007, certain shareholders of the Company (namely D. Bryan Jones and Scott B. Jones) and their respective related parties representing in total approximately 67.5% of the outstanding Shares have agreed, among other things, (i) to irrevocably support and vote their Shares in favour of the special resolution approving the Arrangement, and (ii) not to enter into nor contemplate any competing transaction until November 30, 2007, or such other date should the lock-up agreement be extended pursuant to the terms contained therein.

In making its determination, the Board and the Special Committee considered, among other things, a fairness opinion delivered by Deloitte & Touche Corporate Finance Canada Inc. (“Deloitte”) to the effect that, as of June 21, 2007, the date of the opinion, and based upon and subject to the restrictions, limitations and assumptions set forth therein, the consideration to be received under the Arrangement is fair from a financial point of view to the shareholders of the Company (other than Messrs. D. Bryan Jones and Scott B. Jones). A copy of Deloitte’s fairness opinion is included as Appendix C to the management information circular accompanying this letter.

To become effective, the special resolution approving the Arrangement must be approved by at least 66 2/3% of the votes cast by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting. Each of the directors intends to vote his Shares in favour of the special resolution approving the Arrangement.

The management information circular and the appendices attached to it, which I urge you to read carefully in consultation with your financial or other professional advisors, describe the Arrangement and include certain other information, including the full text of the arrangement agreement relating to the transaction and Deloitte’s fairness opinion, to assist you in considering the Arrangement. You may also obtain more information about the Company at the Company’s website at www.novamerican.com and at the website maintained by the United States Securities and Exchange Commission at www.sec.gov.

Your vote is important regardless of how many Shares you own. I hope that you will be able to attend the Meeting. To ensure that your vote is recorded, please return the enclosed proxy, properly completed, signed and received, prior to 5:00 p.m. (Montréal time) on October 29, 2007, in the envelope provided for that purpose whether or not you plan to attend the Meeting.

If you hold your Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting and should arrange for your intermediary to complete the necessary transmittal documents to ensure that you receive payment for your Shares if the proposed Arrangement is completed.

If you have any questions or need assistance in your consideration regarding the proposed Arrangement or the completion and delivery of your proxy, please call the Company’s transfer agent, Computershare Trust Company, N.A., toll free, at 1-877-282-1168.

On behalf of the Board, I would like to take this opportunity to thank you for the support you have shown as a shareholder of the Company.

Yours very truly,

D. Bryan Jones
Chairman of the Board and Chief Executive Officer

NOVAMERICAN STEEL INC.

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Shares”) of Novamerican Steel Inc. (the “Company”) will be held at Le Centre Sheraton Montréal, 1201 René-Lévesque Blvd. West, Montréal, Québec, on October 31, 2007 commencing at 2:00 p.m. (Montréal time) for the following purposes:

(1)         to consider, pursuant to an interim order of the Superior Court of Québec dated October 1, 2007 (the “Interim Order”), and if deemed advisable to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving the Company, its Shareholders, 632422 N.B. Ltd. (“Acquisitionco”), a wholly-owned indirect subsidiary of Symmetry Holdings Inc. (“Symmetry”), and Symmetry, including, among other things, the acquisition by Acquisitionco of all the outstanding Shares for US$56.00 in cash per Share, the full text of which resolution is set forth in Appendix A to the accompanying management information circular (the “Circular”); and

(2)         to transact such other business as may properly be brought before the Meeting and any postponement(s) or adjournment(s) thereof.

The full text of the arrangement agreement (the “Arrangement Agreement”) entered into in respect of the Arrangement and the related transactions, the plan of arrangement (the “Plan of Arrangement”) implementing the Arrangement, and the Interim Order are attached as Appendix B, Appendix D and Appendix E, respectively, to the Circular. The Circular and a form of proxy accompany this Notice of Meeting.

The board of directors of the Company (the “Board”) unanimously recommends, with D. Bryan Jones and Scott B. Jones (the “Interested Directors”) abstaining, that Shareholders vote FOR the Arrangement Resolution. Shareholders of record at the close of business on October 2, 2007, the record date for the Meeting, will be entitled to receive notice of, and to vote at, the Meeting and any postponement(s) or adjournment(s) thereof.

Pursuant to the Plan of Arrangement and the Interim Order, registered Shareholders have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder who dissents (a “Dissenting Shareholder”) will be entitled to be paid the fair value for their Shares if the Company, at 6001 Irwin Street, LaSalle, Québec, H8N 1A1, Attn: Lawrence P. Cannon, facsimile number: (514) 368-3635, receives from such Dissenting Shareholder prior to 5:00 p.m. (Montréal time) on October 26, 2007, the day that is two Business Days before the date of the Meeting, a written objection to the Arrangement Resolution (a “Notice of Dissent”) and the Dissenting Shareholder shall have otherwise complied with the dissent procedures described in the Circular under the heading “RIGHTS OF DISSENTING SHAREHOLDERS.” Only registered Shareholders are entitled to exercise rights of dissent. Failure to strictly comply with the dissent procedures described in the Circular will result in the loss or unavailability of any right of dissent.

Whether or not you plan to attend the Meeting in person, please complete, date, sign and return (in the postage prepaid envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received by the Company’s Transfer Agent, Computershare Trust Company, N.A., Attn: Proxy Services, P.O. Box 43010, Providence, RI, USA, 02940-3010, before 5:00 p.m. (Montréal time) on October 29, 2007 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any reconvened Meeting, if the Meeting is adjourned or postponed). Non-registered beneficial Shareholders must follow the enclosed instructions provided by their broker, investment dealer, bank, trust company or other intermediary to ensure their vote is counted at the Meeting. If you do not vote, or do not instruct your broker, investment dealer, bank, trust company or other intermediary how to vote, you will not be considered present in person or represented by proxy for the purpose of the Meeting, including the approval of the resolution approving the Arrangement. Shares represented by proxy will be voted as directed by you. However, if you sign your proxy without indicating your voting instructions, then your Shares will be voted FOR the Arrangement Resolution.

A Shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the registered office of the Company, being at 6001 Irwin Street, LaSalle, Québec, H8N 1A1, at any time up to and including the last business day preceding the date of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

Attendance at the Meeting without voting will not itself revoke a proxy. If you hold your Shares through a broker, investment dealer, bank, trust company or other intermediary you must contact your broker, investment dealer, trust company or other intermediary if you wish to revoke or change your voting instructions.

If you have any questions or need assistance regarding the completion and delivery of your proxy, please call the Company’s transfer agent, Computershare Trust Company, N.A., toll free, at 1-877-282-1168.

DATED at Montréal, Québec this 2nd day of October, 2007.

By Order of the Board of Directors,

D. Bryan Jones
Chairman of the Board and Chief Executive Officer

NOVAMERICAN STEEL INC.

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company. The accompanying form of proxy is for use at the Meeting and at any adjournment(s) or postponement(s) of the Meeting and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in this Circular can be found on page 74 of this Circular. All capitalized terms herein that are not otherwise defined have the meaning ascribed to them in the Glossary of Terms.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Company is a corporation existing under the laws of Canada with its head office situated in the Province of Québec. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian corporation and are being effected in accordance with Canadian corporate laws. The proxy solicitation rules under the Exchange Act are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under the Exchange Act and U.S. corporate and securities laws. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under U.S. corporate and securities laws relating to U.S. corporations.

Enforcement by Shareholders of civil remedies under United States securities laws may be adversely affected by the fact that the Company is organized under the laws of a jurisdiction other than the United States, that most of the Company’s officers and directors are residents of countries other than the United States, and that a substantial portion of the assets of the Company are located outside the United States.

GENERAL STATEMENTS

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Certain information concerning the income tax consequences of the Arrangement to Shareholders is set forth in “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain Canadian Federal Income Tax Considerations” and “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain United States Federal Income Tax Considerations” in this Circular. Shareholders should be aware that the transactions contemplated in this Circular may have tax consequences in Canada, the U.S., and any other jurisdiction in which a Shareholder is subject to income taxation. Such consequences may not be described fully in this Circular.

(i)

CURRENCY

Except where otherwise indicated, all dollar amounts set forth in this Circular are expressed in U.S. dollars and “$” and “US$” shall mean U.S. dollars. The following table sets forth (i) the noon rates for the Canadian dollar, expressed in Canadian dollars (Cdn$) per U.S. dollar, in effect at the end of the periods indicated, (ii) the average noon rates for such periods, (iii) the high noon rates for such periods, and (iv) the low noon rates for such periods, in each case based on the rates quoted by the Bank of Canada.

	November 26, 2006	Year Ended
Canadian Dollar per U.S. Dollar	through September 21, 2007	November 25, 2006	November 26, 2005	November 27, 2004
Noon rate at end of period	1.0009	1.1651	1.1659	1.2036
Average noon rate for period	1.1131	1.1345	1.2116	1.3015
High noon rate for period	1.1853	1.1733	1.2704	1.3968
Low noon rate for period	1.0009	1.0989	1.1507	1.1774

On September 21, 2007, the rate of exchange was Cdn$1.0009 for US$1.00, based on the noon rate as quoted by the Bank of Canada.

FORWARD-LOOKING STATEMENTS

This Circular and the information incorporated in this Circular by reference contain “forward-looking statements” within the meaning of Applicable Securities Laws. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition and similar statements concerning the Arrangement and anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking information typically contains statements with words such as “anticipate,” “believe,” “expect,” “plan,” “judgement” or similar words suggesting future outcomes. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on the Company’s business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including without limitation those described in the Company’s most current Annual Report on Form 20-F for the fiscal year ended November 25, 2006 under the heading “Risk Factors” and under the heading “RISK FACTORS” in this Circular. Those risks and uncertainties include the satisfaction of the conditions to consummate the Arrangement, including the approval of the Arrangement Resolution by Shareholders and the Court, the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement, the delay of consummation of the Arrangement or failure to complete the Arrangement for any other reason (including the delay or failure to obtain the required approvals or clearances from regulatory authorities), the amount of the costs, fees, expenses and charges related to the Arrangement, adverse factors generally encountered in the industries in which the Company operates, the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases, general economic conditions, fluctuations in relative exchange rates of various currencies and supply and demand changes for the Company’s products. Many of these risks and uncertainties can affect the Company’s actual results and could cause its actual results to differ materially from those expressed or implied in any forward-looking statement made by the Company or on its behalf. All forward-looking statements in this Circular are qualified by these cautionary statements. These statements are made as of the date of this Circular and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, the Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities.

(ii)

INFORMATION CONTAINED IN THIS CIRCULAR

The information in this Circular is given as at September 21, 2007, unless otherwise stated. No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by the Company, Acquisitionco or Symmetry.

All information relating to Acquisitionco, Symmetry, or any of their respective Affiliates contained in this Circular has been provided to the Company by those parties. The Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

If you hold Shares through a broker, investment dealer, bank, trust company or other intermediary, you should contact your intermediary for instructions and assistance in voting and surrendering the Shares that you beneficially own.

(iii)

SUMMARY

The following is a summary of information contained elsewhere in this Circular. This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the appendices and documents or portions of documents incorporated by reference in this Circular. Certain capitalized words and terms used in this summary and the Circular are defined in the Glossary of Terms found on page 74 of this Circular.

The Arrangement

The Arrangement consists of a series of transactions as a result of which, among other things, Symmetry, through its indirect wholly-owned subsidiary, Acquisitionco, will acquire, by way of a court approved statutory plan of arrangement under the Canada Business Corporations Act (the “CBCA”), all of the outstanding Shares for US$56.00 in cash per Share (the “Purchase Price”). The Company will file the Articles of Arrangement as soon as practicable after the conditions set out in the Arrangement Agreement have been satisfied or waived by the parties and upon obtaining the Final Order, at which time the Arrangement will become effective. Following the completion of the Transaction, the Company will become a wholly-owned indirect subsidiary of Symmetry. See “PARTICULARS OF THE ARRANGEMENT” in this Circular.

D. Bryan Jones and Scott B. Jones (the “Principal Shareholders”), the Company’s Chief Executive Officer and President, respectively, owning approximately 67.5% of the Shares, have agreed pursuant to the Lock-up Agreement to irrevocably support and vote in favour of the Arrangement. See “OTHER RELEVANT AGREEMENTS—Lock-up Agreement” in this Circular.

The Company’s Shareholders will receive US$56.00 in cash per Share (equal to the gross purchase price of US$585.2 million divided by 10.45 million Shares) for all of the Shares. The effective net purchase price to Symmetry is US$494.2 million and represents the gross purchase price of US$585.2 million less US$91.0 million required to be on hand as a condition to closing, which for this purpose will include (i) US$80.0 million of minimum cash on hand (from operations and US$15.0 million of cash proceeds from the Asset Sales), provided that such US$80.0 million of minimum cash on hand may be reduced by an excess in inventory value over US$135.0 million, up to a maximum of the Additional Equity Amount, and (ii) US$11.0 million of minimum cash proceeds to be received from the sale of the corporate headquarters and adjoining building housing certain operating assets and related land located in LaSalle, Québec, Canada, which sale will occur at the time specified in the Plan of Arrangement.

At the closing of the Arrangement, the Company may also pay to the Shareholders, on a pro rata basis, a special dividend (the “Special Dividend”). The aggregate amount of the Special Dividend, if any, will be equal to the lesser of (i) the amount by which the aggregate of the Cash Amount and the Inventory Value is greater than US$225.0 million, and (ii) the Cash Amount in excess of US$80.0 million. Payment of the Special Dividend is contingent on, among other things, the Cash Amount being greater than US$80.0 million and the Inventory Value being greater than US$135.0 million at closing. In determining the Cash Amount at closing for the purpose of determining whether the Special Dividend will be paid, at least US$15.0 million of the Cash Amount must represent the net proceeds of the Asset Sales and only the net proceeds from the sale of the corporate headquarters and adjoining building housing certain operating assets and related land in excess of US$11.0 million will be considered. To the extent that the Cash Amount and Inventory Value conditions are satisfied, the aggregate amount of the Special Dividend does not have a limit. See “THE ARRANGEMENT AGREEMENT—Acquisition Consideration and Special Dividend.”

To fund the acquisition and related fees and expenses, Symmetry will use up to US$140.0 million of funds from its trust account, the proceeds of a US$15.0 million private placement, up to US$71.2 million from the ABL Facility, up to US$325.0 million of the Bridge Facility and/or Senior Notes and a US$91.0 million intra-day closing day facility. See “PARTICULARS OF THE ARRANGEMENT—Sources of Funds for the Arrangement” in this Circular.

The Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. See “PARTICULARS OF THE ARRANGEMENT—Required Shareholder Approval” in this Circular.

The Arrangement is also subject to the condition that at Symmetry’s meeting duly called for this purpose (i) a majority of the shares of common stock of Symmetry voted by the public stockholders thereof are voted in favour of the acquisition of the Company by Symmetry, and (ii) public stockholders owning no more than 29.99999% of the shares of Symmetry issued under its initial public offering both vote against approval of the acquisition of the Company by Symmetry and properly exercise their conversion rights attaching to Symmetry’s shares. See “THE ARRANGEMENT AGREEMENT—Conditions Precedent to the Arrangement.”

Pursuant to the Arrangement Agreement, the closing will take place on or before the fifth Business Day following the latest of the date of issuance of the Final Order and the date upon which the last of certain specified regulatory approvals are obtained, and after all other conditions to close have been satisfied or waived, as described below under “THE ARRANGEMENT AGREEMENT—Conditions Precedent to the Arrangement,” unless Symmetry and the Company agree to another time.

If the Arrangement Agreement is terminated by the Company under certain circumstances, the Company will pay Symmetry a termination fee of US$5.0 million in two installments. If the Arrangement Agreement is terminated because of Symmetry under certain circumstances, then Symmetry will pay a reverse termination fee of US$5.0 million to the Company in two installments. See “THE ARRANGEMENT AGREEMENT—Termination Fees” in this Circular.

Parties to the Arrangement

Novamerican Steel Inc.

The Company is a corporation existing under the laws of Canada with its head office situated in Montréal, in the Province of Québec. The Company has 22 operating locations in Canada and the United States, processes and distributes carbon steel, stainless steel and aluminum products and operates as an intermediary between primary metal producers and manufacturers that require processed metal, often on a just-in-time delivery basis. The Company also produces roll formed steel sections and manufactures heavy equipment parts and accessories. The Company’s flat rolled processing capabilities include pickling, slitting, blanking, leveling, temper-rolling and cutting-to-length to precise customer specifications. Additionally, the Company performs many of these processing services for customers who provide their own steel, referred to in the industry as toll processing.

632422 N.B. Ltd.

Acquisitionco was incorporated under the laws of the Province of New Brunswick on June 13, 2007. Acquisitionco is a wholly-owned indirect subsidiary of Symmetry, has no assets and was organized solely for the purpose of entering into the Arrangement Agreement and consummating the Arrangement. Acquisitionco has not carried on any activities to date other than activities related to its formation and in connection with the Arrangement. Under U.S. securities laws, Acquisitionco has advised the Company that, as of June 21, 2007, it may be deemed to have beneficial ownership of 7,050,659 Shares as a result of the Lock-up Agreement entered into with the Principal Shareholders. See “OTHER RELEVANT AGREEMENTS—Lock-up Agreement.”

Symmetry Holdings Inc.

Symmetry is a corporation existing under the laws of Delaware and is a development stage company formed for the specific purpose of acquiring businesses that are in the basic industries sector. Since completing its initial public offering in March 2007, Symmetry has dedicated its resources to seeking and evaluating business combination opportunities with industrial, asset-based companies in North America. Under U.S. securities laws, Symmetry has advised the Company that, as of June 21, 2007, it may be deemed to have beneficial ownership of 7,050,659 Shares as a result of the Lock-up Agreement entered into with the Principal Shareholders. See “OTHER RELEVANT AGREEMENTS—Lock-up Agreement”.

The Meeting

Time, Place and Record Date

The Meeting will take place on October 31, 2007 at 2:00 p.m. (Montréal time), at Le Centre Sheraton Montréal, 1201 René-Lévesque Blvd. West, Montréal, Québec. All Registered Shareholders as of the close of business on October 2, 2007 (the “Record Date”) are entitled to receive notice of and attend, and to vote at, the Meeting or any adjournments or postponements of the Meeting. As of the Record Date, there were 10,450,000 Shares outstanding and entitled to vote at the Meeting. For additional information, see “INFORMATION CONCERNING THE MEETING AND VOTING—Solicitation of Proxies” in this Circular.

Voting Items

At the Meeting, Shareholders will be asked to vote on:

•       the Arrangement Resolution as required by the CBCA and the Interim Order, in the form attached as Appendix A to this Circular. If Shareholders approve the Arrangement Resolution and the other closing conditions under the Arrangement Agreement are satisfied or waived, including the issuance of the Final Order by the Court, Symmetry, through its indirect wholly-owned subsidiary, Acquisitionco, will acquire all of the outstanding Shares for a price equal to US$56.00 in cash per Share pursuant to the Arrangement; and

•       any other business as may properly be brought before the Meeting and any postponement(s) or adjournment(s) thereof.

Vote Required to Approve the Arrangement

Pursuant to the Interim Order, the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. See “PARTICULARS OF THE ARRANGEMENT—Required Shareholder Approval” in this Circular.

Registered and Non-Registered Shareholders

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. However, in accordance with applicable laws, the Company is distributing copies of the Meeting Materials to certain Intermediaries for onward distribution to Non-Registered Shareholders. Non-Registered Shareholders may direct their Intermediaries to vote the Shares beneficially owned by them in accordance with their instructions. If you are a Non-Registered Shareholder and your Shares are held on your behalf in the name of an Intermediary, please see

“INFORMATION CONCERNING THE MEETING AND VOTING—Non-Registered Shareholders” in this Circular.

Voting, Proxies and Revocation

If you are a Registered Shareholder, there are two ways to vote your Shares. You may vote in person at the Meeting or you may vote by submitting your proxy in accordance with the instructions contained in the enclosed form of proxy. For instructions on how to execute your proxy, see “INFORMATION CONCERNING THE MEETING AND VOTING—Appointment of Proxyholders and Revocation of Proxies” in this Circular.

Shares represented by properly executed proxies will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Shares represented by properly executed proxies will be voted accordingly. If no choice is specified with respect to such matter, the persons designated in the accompanying form of proxy will vote the Shares covered by such proxy FOR the Arrangement Resolution, see “PARTICULARS OF THE ARRANGEMENT” in this Circular.

A Shareholder who has given a proxy may revoke a proxy by depositing an instrument in writing executed by the Shareholder or the Shareholder’s attorney authorized in writing or by transmitting, by electronic or telephonic means, a revocation that is signed, in each case, and that is received:

•       at the registered office of the Company being at 6001 Irwin Street, LaSalle, Québec, H8N 1A1, at any time up to and including on the last Business Day preceding the day of the Meeting, or any adjournment(s) of the Meeting;

•       with the Chairman of the Meeting, on the day of the Meeting or any adjournment thereof but prior to the use of the proxy at the Meeting; or

•       in any other way permitted by law.

See “INFORMATION CONCERNING THE MEETING AND VOTING—Exercise of Discretion by Proxyholders” in this Circular.

Recommendation of the Special Committee

Having undertaken a thorough review of, and carefully considered, the Arrangement, including consulting with its independent financial and legal advisors, the Special Committee unanimously concluded that the Purchase Price is fair from a financial point of view to the Shareholders (other than Jones Sr. and Jones Jr.) and that the Arrangement is in the best interests of the Company and unanimously recommended that the Board approve (i) entering into the Arrangement Agreement, (ii) the Arrangement, and (iii) the recommendation that Shareholders vote in favour of the Arrangement. See “BACKGROUND TO AND REASONS FOR THE ARRANGEMENT—Recommendation of the Special Committee.”

Recommendation of the Board

After careful consideration by the Board, the Board, with the Interested Directors abstaining, having received financial and legal advice and the report of the Special Committee, has unanimously approved the Arrangement and has determined that it would be in the best interests of the Company and its Shareholders (other than Jones Sr. and Jones Jr.) for the Arrangement to be submitted to its Shareholders for their approval at the Meeting. Accordingly, the Board unanimously, with the Interested Directors abstaining, recommends that Shareholders vote FOR the Arrangement Resolution. See “BACKGROUND TO AND REASONS FOR THE ARRANGEMENT—Recommendation of the Board.”

Reasons for the Arrangement

The Special Committee and the Board reviewed and considered the proposed Arrangement with the benefit of advice from their financial and legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Special Committee and the Board, with the Interested Directors abstaining, that Shareholders vote FOR the Arrangement Resolution:

•       Immediate Value and Liquidity. The consideration to be paid pursuant to the Arrangement is all cash providing Shareholders with liquidity and with a form of consideration that will not be impacted by market fluctuations.

•       Value Enhancement. The offered price of US$56.00 per Share represents a premium of approximately 19% over the volume weighted average trading price for the Shares on the NASDAQ during the period of 20 trading days ended on June 21, 2007, the last day of trading prior to announcement of the Arrangement, and results from arm’s length negotiations.

•       Fairness Opinion. The Fairness Opinion from Deloitte & Touche Corporate Finance Canada Inc. (“Deloitte”) concluded that, as of June 21, 2007 the date of the opinion, and subject to the restrictions, limitations and assumptions in the Fairness Opinion, the Purchase Price to be received by Shareholders in connection with the Arrangement, was, as of the date of the Fairness Opinion, fair, from a financial point of view, to such Shareholders (other than Jones Sr. and Jones Jr.).

•       Ability to Respond to Superior Proposals. The terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from proposing or making a Superior Proposal and the Board may consider and accept a Superior Proposal, provided the Company complies with the terms of the Arrangement Agreement (including payment of a termination fee in certain circumstances).

•       Absence of Alternative Offer and Market Canvass. The lack of any comparable offer emerging from any other strategic or financial investor in recent years, including from discussions with a third party that proceeded to the letter of intent stage in 2006.

•       Extensive Review by the Special Committee. The Special Committee conducted an extensive review of the Arrangement, oversaw the negotiation of material terms of the Arrangement and made an assessment of the execution risks associated with the Arrangement and the ability of Symmetry to close the Arrangement.

•       Irrevocable Support of the Principal Shareholders. The Principal Shareholders, who are the largest Shareholders of the Company, holding approximately 67.5% of the outstanding Shares and representing in the aggregate approximately 67.5% of the voting rights attached to the Shares, have agreed, pursuant to the Lock-up Agreement, to irrevocably support and vote in favour of the Arrangement Resolution until November 30, 2007 (or such other date should the Lock-up Agreement be extended pursuant to the terms contained therein).

•       Shareholder Approval. The Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

•       Court Approval. The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

•       Availability of Dissent Rights. Shareholders who oppose the Arrangement Resolution may, upon compliance with certain conditions, exercise the right of dissent in connection with the Arrangement and be paid fair value for their Shares as determined by the Court.

•       No Collateral Benefits. The fair market value terms of the Asset Sales and the Sale Leaseback Transaction between Jonesco and the Company were based on and confirmed by independent financial appraisals; the terms of the Logistics Service Agreement will require Amalco 2 to purchase such services from Chriscott Logistics Inc., an entity controlled by Jones Jr., only if such services are offered at competitive market rates; and there are no promised collateral benefits to Jones Sr. or Jones Jr. such as a signing bonus or continued employment as senior executives of the Company or Symmetry, following the completion of the Transaction.

For a more detailed description of the factors considered by the Special Committee and the Board in reaching their respective conclusions, see “BACKGROUND TO AND REASONS FOR THE ARRANGEMENT—Background to the Proposal,” “BACKGROUND TO AND REASONS FOR THE ARRANGEMENT—Recommendation of the Special Committee,” “BACKGROUND TO AND REASONS FOR THE ARRANGEMENT—Recommendation of the Board” and “BACKGROUND TO AND REASONS FOR THE ARRANGEMENT—Reasons for the Board’s Recommendations” in this Circular.

Fairness Opinion

Deloitte, the independent financial advisor retained by the Special Committee in connection with its consideration of the Arrangement, prepared the Fairness Opinion. Shareholders are urged to read the Fairness Opinion, the full text of which is attached as Appendix C to this Circular, carefully and in its entirety. Based upon and subject to the restrictions, limitations and assumptions discussed in the Fairness Opinion, Deloitte advised the Special Committee that, in its opinion, as at June 21, 2007, the date of the opinion, the Purchase Price under the Arrangement is fair, from a financial point of view, to the Shareholders (other than Jones Sr. and Jones Jr.). See “BACKGROUND TO AND REASONS FOR THE ARRANGEMENT—Fairness Opinion” in this Circular.

Interests of Directors, Executive Officers and Others in the Arrangement

In considering the recommendations of the Board with respect to the Arrangement, Shareholders should be aware that certain members of the Board, officers and other employees of the Company have certain interests in the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with other matters described under “PARTICULARS OF THE ARRANGEMENT—Interests of Directors, Executive Officers and Others in the Arrangement” in this Circular.

•       The Principal Shareholders own approximately 67.5% of the Shares and, accordingly, will receive approximately 67.5% of the acquisition consideration.

•       Pursuant to the Arrangement Agreement, the Company, through certain Subsidiaries, will sell to a company formed or to be formed and controlled by Jones Sr. and/or Jones Jr. (“Jonesco”) its corporate aircraft and certain undeveloped land for total consideration of approximately US$15.0 million. At the time specified in the Plan of Arrangement, Amalco 2 (a successor to the Company) will sell the corporate headquarters building to Jonesco for approximately US$12.1 million and enter into a lease agreement based on market rates. Furthermore, Chriscott Logistics Inc., an entity controlled by Jones Jr., will enter into a three-year transportation and logistics service agreement pursuant to which it will offer Amalco 2 logistics, hauling, trailer leasing and transportation services. See “OTHER RELEVANT TRANSACTIONS” in this Circular.

•       The Company’s Vice President and Chief Financial Officer, Mr. Lawrence P. Cannon, has an employment agreement which provides that should the Arrangement be consummated, the Company will terminate his employment and pay Mr. Cannon an indemnity equal to Cdn$1.5 million. The employment agreement also provides that to the extent that the Company and Mr. Cannon agree to mutually satisfactory compensation and employment terms prior to the closing of the Arrangement, Mr. Cannon shall be available to render services as chief financial officer for a period of up to six months following closing of the Arrangement.

•       Symmetry has agreed to continue indemnification arrangements and directors’ and officers’ liability insurance for the present and former directors and officers of the Company with respect to matters occurring prior to the Effective Time, which insurance will remain in place for a period of six years from the Effective Time.

The Arrangement Agreement

The following is a summary of certain material terms of the Arrangement Agreement. Shareholders should read the more detailed summary contained elsewhere in this Circular. See “THE ARRANGEMENT AGREEMENT” in this Circular and the full text of the Arrangement Agreement attached as Appendix B to this Circular.

Conditions to Completion of the Arrangement

The implementation of the Arrangement is subject to the satisfaction of a number of conditions some of which may only be waived by both of the Company and Symmetry, at or before the Effective Date, including, among others:

•                    the Arrangement Resolution having been approved by the Shareholders at the Meeting;

•                    the Interim Order and the Final Order each having been obtained in a form satisfactory to the Company, Acquisitionco and Symmetry, acting reasonably;

•                    the Specified Regulatory Approvals having been obtained or satisfied on terms and conditions satisfactory to the Company, Acquisitionco and Symmetry, acting reasonably;

•                    there shall not be in force any Law, final and non-appealable injunction, order or decree prohibiting, restraining or enjoining the consummation of the Transaction;

•                    there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Authority seeking to prohibit the Arrangement or obtain from any of the parties any material damages in connection with the Arrangement, prohibit or materially limit the ownership or operation by Symmetry or Acquisitionco of the business of the Company, limit the ability of Symmetry or Acquisitionco to acquire or hold any of the Shares or from controlling in any material respect the business or operations of the Company or which in the judgment of Symmetry or Acquisitionco, is reasonably likely to have a Material Adverse Effect on the parties;

•                    the Cash Amount shall be a minimum of US$80.0 million, at least US$15.0 million of which shall be represented by the net proceeds of the Asset Sales, and the Inventory Value shall be a minimum of US$135.0 million (provided that the minimum Cash Amount may be reduced by an excess in Inventory Value over US$135.0 million, up to a maximum of the Additional Equity Amount);

•                    during the Pre-Effective Date Period, there shall not have occurred or have been disclosed to the public if previously undisclosed to the public, a Material Adverse Change to the Company; and

•                    all necessary action shall have been taken by the respective parties to the Asset Sales, the Logistics Service Agreement and the Sale Leaseback Transaction to enter into and consummate the Asset Sales, the Logistics Service Agreement and the Sale Leaseback Transaction (recognizing that the Sale Leaseback Transaction and the Logistics Service Agreement will be entered into and become effective at the time set out in the Plan of Arrangement).

See “THE ARRANGEMENT AGREEMENT—Conditions Precedent to the Arrangement” in this Circular.

Termination of the Arrangement Agreement

The Company and Symmetry may terminate by mutual written consent the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either the Company or Symmetry (and, in certain circumstances, only one of these parties) may terminate the Arrangement Agreement and abandon the Arrangement any time prior to the Effective Time if certain specified events occur. These events include, among others:

•                    subject to the Right to Match, the Company proposes to or enters into an agreement with respect to a Superior Proposal;

•                    subject to the notice and cure provisions of the Arrangement Agreement, either party breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement; and

•                    the Board withdraws, modifies, changes or qualifies its approval or recommendation of the Arrangement Agreement or the transactions contemplated thereby in a manner adverse to Symmetry or makes a public announcement to that effect or the Board recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal or makes a public announcement to that effect.

See “THE ARRANGEMENT AGREEMENT—Termination” in this Circular.

Termination Fee Payable by the Company

The Arrangement Agreement provides that the Company will pay to Symmetry a termination fee if the Arrangement Agreement is terminated in certain circumstances. See “THE ARRANGEMENT AGREEMENT—Termination Fees” in this Circular for a more detailed description of the circumstances in which the termination fee is payable.

Termination Fee Payable by Symmetry

The Arrangement Agreement provides that Symmetry will pay to the Company a termination fee if the Arrangement Agreement is terminated in certain circumstances. See “THE ARRANGEMENT AGREEMENT—Termination Fees” in this Circular for a more detailed description of the circumstances in which a termination fee is payable.

Reimbursement of Expenses

The Arrangement Agreement also provides that the Company will pay to Acquisitionco an amount of US$1.25 million, as payment in full of Symmetry and Acquisitionco’s out-of-pocket costs and expenses incurred in connection with the Arrangement, if the Arrangement Agreement is terminated in certain circumstances. See “THE ARRANGEMENT AGREEMENT—Termination Fees—Expense Reimbursement” in this Circular.

Holdco Alternative

Subject to receipt of all required regulatory approvals, Acquisitionco will permit persons who (i) are resident in Canada for purposes of the Income Tax Act (Canada), as amended (the “Tax Act”), (ii) are not exempt from tax under Part I of the Tax Act, and (iii) are registered owners of the Shares and elect in respect of such Shares, by notice in writing provided to Acquisitionco (or the Depositary) no later than 5:00 p.m. (Montréal time) on the 15th Business Day prior to the anticipated Effective Date, to indirectly sell such Shares by selling the shares of a Qualifying Holdco, provided that certain conditions set out in the Arrangement Agreement are satisfied. See “THE ARRANGEMENT AGREEMENT—Holdco Alternative” and “HOLDCO ALTERNATIVE” in this Circular.

Other Relevant Agreements

Lock-up Agreement

On June 21, 2007, the Principal Shareholders entered into a Lock-up Agreement whereby they agreed to irrevocably support and vote all of their Shares, representing approximately 67.5% of the outstanding Shares, in favour of the Arrangement. The Lock-up Agreement continues through November 30, 2007, unless extended pursuant to the terms contained therein. See “OTHER RELEVANT AGREEMENTS—Lock-up Agreement” in this Circular.

Non-Competition Agreements

On June 21, 2007, the Principal Shareholders each entered into Non-Competition Agreements whereby they agreed not to, directly or indirectly, perform certain Restricted Actions from the Effective Date until July 1, 2009. See “OTHER RELEVANT AGREEMENTS—Non-Competition Agreements” in this Circular.

Other Relevant Transactions

Asset Sales

Immediately prior to the Effective Time and subject to all the conditions to the consummation of the Arrangement being satisfied, Novamerican Tube Holdings, Inc., a subsidiary of the Company, will sell a Hawker Beechcraft 850XP aircraft to Jonesco for a consideration of US$11,662,000 payable in cash. An independent assessment was obtained from Greg McCurley of Hawker Pre-Owned Aircraft assessing the current market value of the plane.

Furthermore, immediately prior to the Effective Time and subject to all the conditions to the consummation of the Arrangement being satisfied, Nova Steel Processing Centre Ltd., a subsidiary of the Company, will sell to Jonesco the property located at 28 Glover Access Road, Hamilton, Ontario, for a consideration of US$3,484,722 cash without adjustments. An independent assessment was obtained from Brian Dunca of Antec Appraisal Group Inc. regarding the fair market value of the property located at 28 Glover Access Road in connection with the sale to Jonesco. See “OTHER RELEVANT TRANSACTIONS—Asset Sales” in this Circular.

Sale Leaseback Transaction

At the time set forth in the Plan of Arrangement, Amalco 2 (a successor to the Company) will enter into a Sale Leaseback Transaction with Jonesco regarding the LaSalle Property, for a consideration of US$12,062,500. The lease will have an initial term of 12 years with one three-year renewal option in favour of Amalco 2 and the rental basis will be Cdn$6.25 per square foot, which will be reset every three years based upon the market rate. An independent assessment was obtained from Roy P. Connolly of Altus Group Limited regarding the fee-simple market value of the property located at 6001 Irwin Street and the overall rent of Cdn$6.25 per square foot. See “OTHER RELEVANT TRANSACTIONS—Sale Leaseback Transaction” in this Circular.

Logistics Service Agreement

At the time set forth in the Plan of Arrangement, Chriscott Logistics Inc., an entity controlled by Jones Jr., will enter into a three-year transportation and logistics services agreement pursuant to which it will provide Amalco 2 with logistics and transportation services on the same basis as current arrangements with the Company and at market competitive rates no less favourable to Amalco 2 than those Chriscott Logistics Inc. offers to any other person. See “OTHER RELEVANT TRANSACTIONS—Logistics Service Agreement” in this Circular.

Principal Legal Matters

Court Approval and Completion of the Arrangement

The Arrangement requires Court approval under the CBCA. The court proceeding necessary to obtain that approval was commenced on October 1, 2007 by the Application for Interim and Final Order (the “Application”) in the Court. The Application is set forth in Appendix F to this Circular. On October 1, 2007, prior to the mailing of this Circular, the Interim Order was granted providing for the calling and holding of the Meeting and certain other procedural matters. A copy of the Interim Order is set forth in Appendix E to this Circular.

Subject to the requisite approval of the Arrangement Resolution by the Shareholders, a hearing is expected to occur on or after November 2, 2007 in the Court at 1 Notre-Dame Street East, Montréal, Québec. At that hearing, an application will be made to the Court for the Final Order. The Court, in hearing the motion for the Final Order, will consider, among other things, the fairness and reasonableness of the Arrangement.

Assuming that the Final Order is granted, and the other conditions to closing in the Arrangement Agreement are satisfied or waived to the extent legally permissible, the Articles of Arrangement will be filed with the Director to give effect to the Arrangement. See “PRINCIPAL LEGAL MATTERS—Court Approval of the Arrangement and Completion of the Arrangement” in this Circular.

HSR Act

The HSR Act provides that transactions such as the Arrangement may not be completed until certain information has been submitted to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and certain waiting period requirements have been satisfied. On July 24, 2007, the Company, Symmetry and Acquisitionco filed their Notification and Report Forms pursuant to the HSR Act with the Antitrust Division and the U.S. Federal Trade Commission and requested early termination of the waiting period. The waiting period under the HSR Act with respect to the Arrangement expired on August 23, 2007. See “PRINCIPAL LEGAL MATTERS—Principal Regulatory Matters—HSR Act” in this Circular.

Investment Canada Act

Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian that exceed prescribed monetary thresholds are subject to review and cannot be implemented unless the applicable Minister responsible for the Investment Canada Act is satisfied that the acquisition is likely to be of net benefit to Canada. As Acquisitionco is a non-Canadian and the Company is a Canadian business within the meaning of the Investment Canada Act and the acquisition of control of the Company contemplated by the Arrangement exceeds the relevant monetary thresholds, the transaction contemplated by the Arrangement is a Reviewable Transaction. In accordance with the requirements of the Investment Canada Act, an application for review was filed with the Director of Investments appointed by the Minister of Industry on July 10, 2007. As at October 1, 2007, Symmetry and Acquisitionco had not yet received notice that the Transaction had been determined to be of net benefit to Canada. However, Symmetry and Acquisitionco anticipate that they will receive such notice prior to the Meeting on October 31, 2007. See “PRINCIPAL LEGAL MATTERS—Principal Regulatory Matters—Investment Canada Act” in this Circular.

Competition Act

Under the Competition Act, certain transactions that exceed specified financial and shareholding thresholds require prior notification to the Commissioner under the Competition Act. Such transactions may not be completed until the applicable statutory waiting period has expired or been terminated, or the

Commissioner has either issued an advance ruling certificate in respect of the transaction or waived the filing obligation. As the Transaction exceeds the prescribed financial thresholds, notification to the Commissioner is required. On July 12, 2007, Symmetry and Acquisitionco filed a request for an advance ruling certificate with the Commissioner. On July 20, 2007, the Commissioner granted the advance ruling certificate. See “PRINCIPAL LEGAL MATTERS—Principal Regulatory Matters—Competition Act” in this Circular.

Certain Canadian Federal Income Tax Considerations

Residents of Canada

Generally, a Resident Shareholder who holds the Shares as capital property will realize a capital gain (or capital loss) equal to the amount by which the cash received by such Resident Shareholder net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the holder of such Shares.

Non-Residents of Canada

Generally, a Non-Resident Shareholder whose Shares do not constitute “taxable Canadian property” for the purposes of the Tax Act will not be subject to tax under the Tax Act on any gain realized on the disposition of such Shares under the Arrangement.

The foregoing is only a brief summary of certain of the Canadian federal income tax consequences of the Arrangement applicable to Resident Shareholders and Non-Resident Shareholders. Shareholders should read carefully the information in the Circular under the heading “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain Canadian Federal Income Tax Considerations,” which qualifies the summary set forth above. Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Certain United States Federal Income Tax Considerations

Shareholders in the United States should be aware that the transfer of Shares pursuant to the Arrangement may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in this Circular. Shareholders should read carefully the information in the Circular under the heading “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain United States Federal Income Tax Considerations,” and are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Rights of Dissent

Shareholders who do not vote for the Arrangement Resolution will be granted Dissent Rights and may seek appraisal of the fair value of their Shares if the Arrangement is completed, but only if they comply with the Dissent Procedures under the CBCA, as amended by the terms of the Plan of Arrangement and the Interim Order, which are summarized under the heading “RIGHTS OF DISSENTING SHAREHOLDERS”. The appraisal amount that a Dissenting Shareholder could be entitled to receive following the exercise of its Dissent Rights could be greater than, equal to, or less than the amount a Shareholder is entitled to receive under the terms of the Arrangement. A Shareholder who wishes to exercise Dissent Rights must provide to the Company at 6001 Irwin Street, LaSalle, Québec, H8N 1A1, Attn: Lawrence P. Cannon, facsimile number: (514) 368-3635, prior to 5:00 p.m. (Montréal time) on October 26, 2007, the date that is two Business Days before the Meeting, (or any postponement(s) or adjournment(s) of the Meeting), a written objection to the Arrangement Resolution and otherwise comply with the Dissent Procedures. A Shareholder’s failure to follow exactly the Dissent Procedures specified under the CBCA, as amended by the terms of the Plan of Arrangement and the Interim Order, will result in the loss of Dissent Rights. Shareholders considering exercising Dissent Rights should seek the advice of their own legal counsel.

FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING AND VOTING

Q:             What am I voting on?

A:             Shareholders are voting on the Arrangement Resolution approving the Arrangement (the full text which is set forth in Appendix A of this Circular), which, among other things, will result in the acquisition by Symmetry, through its indirect wholly-owned subsidiary, Acquisitionco, of all of the outstanding Shares at a price of US$56.00 in cash per Share pursuant to the Arrangement. You are also being asked to approve the transaction of any other business that may properly come before the Meeting or any adjournments or postponements of the Meeting.

Q:             When and where is the Meeting?

A:             The Meeting will take place on October 31, 2007 at 2:00 p.m. (Montréal time), at Le Centre Sheraton Montréal, 1201 René-Lévesque Blvd. West, Montréal, Québec.

Q:             Who is soliciting my proxy?

A:             Your proxy is being solicited by management of the Company. This Circular is furnished in connection with that solicitation. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone or other communication by directors, officers and employees of the Company without special compensation.

Q:             Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:             Shareholders of record as of the close of business on October 2, 2007, the Record Date for the Meeting, are entitled to receive notice of and to attend and vote at the Meeting, or any adjournments or postponements of the Meeting.

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. However, in accordance with Applicable Securities Laws, the Company is also distributing copies of the Meeting Materials to certain Intermediaries for onward distribution to Non-Registered Shareholders. Non-Registered Shareholders can direct their Intermediaries to vote the Shares beneficially owned by them in accordance with their instructions. If you are a Non-Registered Shareholder and your Shares are held on your behalf in the name of an Intermediary, please see “INFORMATION CONCERNING THE MEETING AND VOTING—Non-Registered Shareholders” in this Circular.

The presence, in person, of at least two persons holding or representing by proxy at least 20% of the Shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

Q:             How many Shares are entitled to vote?

A:             As of the date hereof, there are 10,450,000 Shares outstanding and entitled to vote at the Meeting.

Q:             How do I vote?

A:             There are two ways that you can vote your Shares if you are a Registered Shareholder. You may vote in person at the Meeting or you may vote by mail in accordance with the instructions contained in the enclosed form of proxy. The persons named in the proxy or some other person you choose, who need not be a Shareholder, may be appointed by you to represent you as proxyholder and vote your Shares at the Meeting. If your Shares are held in the name of an intermediary, please see the information under “INFORMATION CONCERNING THE MEETING AND VOTING—Non-Registered Shareholders.”

Q:             What if I plan to attend the Meeting and vote in person?

A:             If you are a Registered Shareholder and plan to attend the Meeting and vote your Shares in person, you may vote in accordance with the procedures outlined in the form of proxy and revoke your proxy in person at the Meeting. If you vote in accordance with the procedures outlined in the form of proxy and do not revoke your proxy in person at the Meeting, your vote (as set out in your proxy) will be taken and counted at the Meeting. Please register with the Transfer Agent upon arrival at the Meeting. If your Shares are held in the name of a nominee, please see the information under “INFORMATION CONCERNING THE MEETING AND VOTING—Non-Registered Shareholders”.

Q:             What if I sign the form of proxy enclosed with this Circular?

A:             Signing the enclosed form of proxy gives authority to Messrs. D. Bryan Jones or John LeBoutillier, each of whom is a director of the Company, or to another person you have appointed, to vote your Shares at the Meeting.

Q:             Can I appoint someone other than these directors to vote my Shares?

A:             Yes. Write the name of this person, who need not be a Shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of the Transfer Agent.

Q:             What do I do with my completed proxy if I am voting by mail?

A:             Return it to the Transfer Agent so that it arrives not later than 5:00 p.m. (Montréal time) on October 29, 2007. This will ensure your vote is recorded.

Q:             If I change my mind, can I take back my proxy once I have given it?

A:             Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the Shareholder is a corporation, by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the registered office of the Company no later than 5:00 p.m. (Montréal time) on the last Business Day preceding the day of the Meeting or to the Chairman on the day of the Meeting, or any adjournment of the Meeting.

Q:             How will my Shares be voted if I give my proxy?

A:             The person named on the form of proxy must vote your Shares for or against the Arrangement Resolution, in accordance with your directions. In the absence of such directions, however, your Shares will be voted FOR the Arrangement Resolution.

Q:             What if amendments are made to these matters or if other matters are brought before the Meeting?

A:             The person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and with respect to other matters that may properly come before the Meeting.

As at the time of printing this Circular, management of the Company knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:             How will the votes be counted?

A:             Computershare Trust Company, N.A., the Company’s Transfer Agent, will count and tabulate the votes.

Q:             What will I receive in the Arrangement?

A:             If the Arrangement is completed, you will be entitled to receive US$56.00 in cash for each outstanding Share that you own as of the Effective Time of the Arrangement. The cash payment is payable in U.S. dollars only.

The Arrangement also provides for the possible payment of the Special Dividend by the Company to the Shareholders, on a pro rata basis. The aggregate amount of the Special Dividend, if any, will be equal to the lesser of (i) the amount by which the aggregate of the Cash Amount and the Inventory Value is greater than US$225.0 million, and (ii) the Cash Amount in excess of US$80.0 million. Payment of the Special Dividend is contingent on, among other things, the Cash Amount being greater than US$80.0 million and the Inventory Value being greater than US$135.0 million at closing. In determining the Cash Amount at closing for the purpose of determining whether the Special Dividend will be paid, at least US$15.0 million of the Cash Amount must represent the net proceeds of the Asset Sales and only the net proceeds from the sale of the corporate headquarters and adjoining building housing certain operating assets and related land in excess of US$11.0 million will be considered. To the extent that the Cash Amount and Inventory Value conditions are satisfied, the aggregate amount of the Special Dividend does not have a limit.

Q:             How does the US$56.00 per Share consideration compare to the market price of the Shares?

A:             The offered price of US$56.00 per Share, represents a premium of approximately 19% over the volume weighted average trading price for the Shares on the NASDAQ, during the period of 20 trading days ended on June 21, 2007, the last day of trading prior to the announcement of the Arrangement.

Q:             What vote is required at the Meeting to approve the Arrangement Resolution?

A:             The Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Q:             What is the recommendation of the Board?

A:             The Board unanimously recommends, with the Interested Directors abstaining, that Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:             Why is the Board making this recommendation?

A:             In reaching its conclusion that the Arrangement is in the best interests of the Company, the Board considered and relied upon a number of factors, including those described under the headings “BACKGROUND TO AND REASONS FOR THE ARRANGEMENT—Reasons for the Board’s Recommendations.”

Q:             What will happen if the Arrangement is not Completed?

A:             If the Arrangement Resolution is not approved by the Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for their Shares in connection with the Arrangement. Instead, the Company will remain an independent public company and the Shares will continue to be listed and traded on the NASDAQ. See “PARTICULARS OF THE ARRANGEMENT—Effects on the Company if the Arrangement is Not Completed” in this Circular.

Q:             In addition to the approval of Shareholders, are there any other approvals required for the Arrangement?

A:             Yes. The Arrangement requires the approval of the Court by way of the Final Order and also is subject to the receipt of certain antitrust/competition, foreign investment and other regulatory approvals in the United States and Canada. See “PRINCIPAL LEGAL MATTERS” in this Circular.

The Arrangement is also subject to the condition that at Symmetry’s meeting duly called for this purpose, (i) a majority of the shares of common stock of Symmetry voted by the public stockholders are voted in favour of the acquisition of the Company by Symmetry, and (ii) public stockholders owning no more than 29.99999% of the shares of Symmetry issued under its initial public offering both vote against approval of the acquisition of the Company by Symmetry and properly exercise their conversion rights attaching to Symmetry’s shares. See “THE ARRANGEMENT AGREEMENT—Conditions Precedent to the Arrangement” in this Circular.

Q:             Do any of the Company’s executive officers and directors have any interest in the Arrangement that are different from, or in addition to, those of Shareholders?

A:             Yes. Certain executive officers and directors of the Company have interests in the Arrangement that are different from, or in addition to, those of Shareholders. These interests relate principally to (i) share capital ownership, (ii) employment agreements, (iii) indemnification and insurance, and (iv) ancillary transactions to the Arrangement. See “PARTICULARS OF THE ARRANGEMENT—Interests of Directors, Executive Officers and Others in the Arrangement” in this Circular.

Q:             Will the Shares continue to be listed on the NASDAQ after the Arrangement?

A:             No. The Shares will be de-listed from the NASDAQ as soon as practicable after the Arrangement is completed.

Q:             Should I send my share certificates now?

A:             No. Please do not send any share certificates with your form of proxy. After the date hereof, you will receive written instructions for returning your share certificates. These instructions will tell you how and where to send your share certificates in order to receive consideration for your Shares.

Q:             When will the Arrangement be consummated?

A:             The Company and Symmetry will consummate the Arrangement when all of the conditions to closing have been satisfied or waived (where permitted). The closing is currently expected to occur in November 2007. Because the Arrangement is subject to a number of conditions, some of which are beyond the Company’s and Symmetry’s control, the exact timing of consummation of the Arrangement cannot be predicted. In any event, in accordance with the Arrangement Agreement, the closing will take place on or before the fifth Business Day following the latest of the date of issuance of the Final Order and the date upon which the last of certain Specified Regulatory Approvals are obtained, and after all other conditions to close have been satisfied or waived (where permitted).

Q:             What are the tax consequences of the Arrangement to me?

A:             Generally, a Resident Shareholder who holds the Shares as capital property will realize a capital gain (or capital loss) equal to the amount by which the cash received by such Resident Shareholder net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the holder of such Shares. A Non-Resident Shareholder whose Shares do not constitute “taxable Canadian property” for the purposes of the Tax Act will not be subject to tax under the Tax Act on any gain realized on the disposition of such Shares under the Arrangement. See “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain Canadian Federal Income Tax Considerations.”

Q:             Am I entitled to Dissent Rights?

A:             Pursuant to the Interim Order, Registered Shareholders have a right to dissent in respect of the Arrangement Resolution. Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Shares. This amount may be equal to, greater than or less than the US$56.00 offered under the Arrangement. If you are a Registered Shareholder and wish to dissent, you must provide written notice to the Company at or before 5:00 p.m. (Montréal time) on October 26, 2007, the date that is two Business Days before the Meeting (or on the Business Day immediately preceding any adjourned or postponed Meeting) in the manner described under the heading “RIGHTS OF DISSENTING SHAREHOLDERS” in this Circular. A Registered Shareholder’s failure to strictly comply with the Dissent Procedures specified under the CBCA, as amended by the terms of the Plan of Arrangement, the Interim Order, and the Final Order, will result in the loss of Dissent Rights. Only Registered Shareholders may exercise Dissent Rights.

Q:             What will happen to the Shares that I currently own after completion of the Arrangement?

A:             Upon completion of the Arrangement, the certificate(s) representing your Shares will represent only the right to receive the Purchase Price for your Shares. Trading of the Shares on the NASDAQ will cease and the Company will make an application to terminate its status as a reporting issuer under U.S. securities laws. The Company will cease to be required to file reports with the SEC.

Q:             Who can I contact if I have questions?

A:             Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact the Company’s Transfer Agent, Computershare Trust Company, N.A. Shareholders who have questions about deciding how to vote should contact their professional advisors.

You can contact the Transfer Agent by mail at:	or by telephone, toll free: 1-877-282-1168
Computershare Trust Company, N.A. Attn: Proxy Services P.O. Box 43010 Providence, RI, USA, 02940-3010

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Proposal and the Arrangement

The provisions of the Arrangement Agreement are the result of negotiations conducted among representatives of Messrs. D. Bryan Jones and Scott B. Jones, the Company, the Special Committee, Symmetry, and their respective advisors. The following is a summary of the principal events leading up to the Arrangement, the negotiation of the Arrangement Agreement and meetings, negotiations, discussions and actions between the parties that preceded the public announcement of the Arrangement and execution of the Arrangement Agreement.

Background to the Proposal

In early 2006, Messrs. D. Bryan Jones and Scott B. Jones discussed with CIBC World Markets Corp. (“CIBC World Markets”), an investment banking firm that had worked with the Company in the past, the prospect of there being a number of third parties interested in facilitating an orderly transition of ownership of the Company from a publicly-held company to a privately-held company. Over the following months, Messrs. D. Bryan Jones and Scott B. Jones considered this possibility and determined to assess the opportunities available for pursuing such a transaction. The Company subsequently engaged CIBC World Markets as the Company’s exclusive financial advisor in connection with a potential sale or other transfer of all or a significant portion of the assets or securities of the Company.

At the direction of the Company, CIBC World Markets began contacting, on behalf of the Company, potential parties interested in a potential transaction with the Company. In June 2006, the Company engaged in discussions with a third party regarding a potential strategic transaction. The Company entered into a confidentiality agreement with such third party, and such third party commenced its due diligence investigations and eventually submitted a non-binding letter of intent to the Company. However, none of these discussions resulted in a binding offer or other transaction with such third party.

During the ensuing months, in accordance with the Company’s directives, CIBC World Markets held discussions with a number of parties interested in a potential transaction with the Company, including Symmetry which was first approached regarding a possible transaction with the Company on March 13, 2007.

On April 4, 2007, Mr. D. Bryan Jones, Chairman and Chief Executive Officer of the Company, received a letter from Mr. Corrado De Gasperis, Symmetry’s Chief Executive Officer, introducing Symmetry and expressing its interest in exploring a possible transaction. The letter also included a non-binding indicative offer of approximately US$55.00 per Share, subject to due diligence investigations and other customary conditions for a transaction of this nature.

On April 20, 2007, the Company signed a confidentiality agreement with Symmetry.

On April 25, 2007, Mr. D. Bryan Jones and Messrs. Scott B. Jones and Lawrence P. Cannon, the Company’s President and Vice President and Chief Financial Officer, respectively, met with Messrs. Gilbert E. Playford and Corrado De Gasperis and Symmetry’s President, Domenico Lepore, to discuss Symmetry’s interest in the Company and express Symmetry’s commitment to a thorough yet efficient acquisition process.

On April 30, 2007, Messrs. D. Bryan Jones, Scott B. Jones and Lawrence P. Cannon and the Company’s Canadian counsel, Stikeman Elliott LLP, participated in a conference call with Messrs. Playford, De Gasperis and Lepore and Mrs. Karen Narwold, Esq., Symmetry’s in-house counsel, to define certain parameters of the due diligence and acquisition process.

On May 2 and 3, 2007, Mr. Scott B. Jones and Mr. Christopher H. Pickwoad, a director and the former Executive Vice President and Chief Financial Officer of the Company, met with Mr. De Gasperis and Mrs. Narwold. In the meeting, Mr. De Gasperis and Mrs. Narwold provided an overview of Symmetry and discussed the potential benefits of a transaction with Symmetry. Symmetry also discussed, on a preliminary basis, the general structure for a potential transaction, including total consideration of approximately US$500.0 million, the Company’s estimated cash on hand and requested a two-week period for Symmetry to conduct due diligence and provide a firm committed offer, including committed debt financing of approximately US$450.0-US$500.0 million. Symmetry’s management also described to Mr. Scott B. Jones,, Mr. Pickwoad and the Company’s counsel matters relating to “special purpose acquisition companies” and the proposed acquisition process, including regulatory reviews and required stockholder approval.

Subsequent to these meetings, Mr. D. Bryan Jones informed Mr. De Gasperis that the Board was prepared to provide Symmetry with a non-exclusive two-week due diligence period.

On May 14, 2007, Symmetry commenced its legal due diligence of the Company with the assistance of its Canadian legal counsel, Davies Ward Phillips & Vineberg LLP. Symmetry also retained other third parties to conduct additional due diligence, including diligence regarding taxes, systems, internal controls and accounting matters of the Company.

Throughout this period, various meetings and telephone conferences were held among Symmetry’s management, the Company’s management and each of their respective legal counsel regarding due diligence, the Company’s business and possible terms of related agreements for the proposed acquisition. During the same period, Symmetry continued its due diligence process and received updates from third parties conducting due diligence reviews on its behalf.

On May 16, 2007, Mr. D. Bryan Jones contacted Mr. John LeBoutillier to inform him of his discussions with Symmetry and his belief that it was in the best interests of the Company to assess the possibility of a transaction that would permit an orderly transition of ownership of the Company. At a meeting of the Board held on May 18, 2007, Mr. D. Bryan Jones advised the Board of the Symmetry discussions and his interest in establishing a process to explore such a transaction. The Board authorized the formation of the Special Committee, comprised of Messrs. John LeBoutillier, Alexander Adam and Robert Panet-Raymond. The mandate of the Special Committee was, among other things, to review and consider the structure and terms and conditions of a proposed transaction, to review the negotiations or discussions on behalf of the Company with respect to a proposed transaction, to advise the Board as to whether the proposed transaction is in the best interests of Shareholders and to implement an appropriate process to enable it to render such advice, and to take any other actions it deemed necessary or appropriate. The Special Committee was authorized to retain its own advisors, including legal and financial advisors, to assist it in carrying out its mandate and in the performance of its duties, and Mr. LeBoutillier agreed to act as Chairman of the Special Committee.

The Special Committee held its initial formal meeting on May 25, 2007, at which time it received an update on the status of the proposed transaction and the due diligence process with Symmetry from the Company’s Canadian counsel, Stikeman Elliott LLP. The Special Committee agreed on the need to retain independent legal and financial advisors in order to properly discharge its mandate and, immediately following the conclusion of the May 25 meeting, formally engaged Ogilvy Renault LLP as its independent legal advisor. With the assistance and advice of Ogilvy Renault LLP, the Special Committee concluded that each of its members was independent of Symmetry and Messrs. D. Bryan Jones and Scott B. Jones as well as Company management.

On June 7, 2007, the Special Committee held a conference call to consider and discuss the process for selecting an independent financial advisor, the scope of the financial advisor’s engagement and the experience required of the financial advisor to assist the Special Committee in fulfilling its mandate. During that meeting, Ogilvy Renault LLP advised the members of the Special Committee of their duties and responsibilities in evaluating a proposed transaction and discussed the process to be undertaken to select an independent financial advisor. The Special Committee discussed proposals received on a no-names basis from two top-tier investment banking firms as well as the proposal received from Deloitte. After a thorough review of the proposals, credentials and experience of the three candidate firms, the Special Committee unanimously determined to retain Deloitte as its independent financial advisor.

In the course of its review and evaluation of the proposed arrangement, the Special Committee held further formal meetings on June 12, June 15 and June 18, and conducted informal consultations with Company management, Deloitte and counsel to the Special Committee on numerous other occasions.

From June 4, 2007 through June 15, 2007, Company management met with Messrs. De Gasperis and Lepore and Mrs. Narwold to complete the due diligence review and negotiate the terms of the Arrangement Agreement and related agreements. During this same period, Symmetry’s and the Company’s respective counsel had several telephone conference calls and meetings to negotiate the terms of the definitive agreements.

On June 21, 2007, the Special Committee held a meeting to receive, among other things, an update with respect to the status and timing of the proposed acquisition, to review the final draft of the Arrangement Agreement, Lock-up Agreement and related agreements, and to consider other legal and financial matters relating to the proposed arrangement. At that meeting, the Special Committee reviewed, with the assistance of Deloitte and Ogilvy Renault LLP, the proposed terms of the Plan of Arrangement, the Arrangement Agreement and all related agreements. Following such review, Deloitte provided the Special Committee with its verbal opinion that, as of such date, the consideration offered by Symmetry under the proposed acquisition to the Shareholders was fair, from a financial point of view, to such Shareholders (other than Jones Sr. and Jones Jr.). After thorough discussion, the Special Committee unanimously recommended to the Board that the Board approve the Plan of Arrangement and enter into the Arrangement Agreement and recommend that Shareholders vote in favour of the Arrangement.

Following the meeting of the Special Committee, the Board held a meeting at which it also reviewed the terms of the draft Arrangement Agreement and related agreements with counsel to the Company, and reviewed the report of the Special Committee. Following a complete and thorough review and consideration of such agreements and the recommendations of the Special Committee, the Board determined that the Transaction is in the best interest of the Company and its Shareholders and approved entering into the Arrangement Agreement and related agreements, with the Interested Directors of the Company abstaining.

On June 21, 2007, Symmetry, JPMorgan Chase Bank, N.A. (“JPMCB”) and J.P. Morgan Securities, Inc. (“JPMorgan”) executed the Commitment Letter under which JPMCB and JPMorgan agreed to provide US$500.0 million underwritten debt financing for the acquisition.

On June 21, 2007, Symmetry and the Company entered into the Arrangement Agreement and related agreements and publicly announced the proposed Transaction through a joint press release.

On July 6, 2007, Symmetry, JPMCB, JPMorgan, CIBC Inc. (“CIBC”), CIT Business Credit Canada Inc. (“CIT”) and CIBC World Markets entered into an amended and restated commitment letter under which JPMCB, CIBC and CIT agreed to provide US$500.0 million underwritten debt financing for the Arrangement.

Recommendation of the Special Committee

Throughout the process of reviewing the proposed Transaction which concluded with the execution of the Arrangement Agreement, the Special Committee reviewed the various draft agreements, met and consulted with the management representatives and the Principal Shareholders and received advice from its legal counsel and financial advisors as well as regular status reports on the negotiations from the Company’s legal advisors, Stikeman Elliott LLP.

In the course of its deliberations in assessing whether to recommend approval of the Arrangement, the Special Committee considered a number of factors including, among other things, the fact the Principal Shareholders of the Company had determined to sell their interests in the Company and had found a buyer at a price they deemed was acceptable; that such Principal Shareholders had agreed to enter into “hard” lock-up agreements with Symmetry; the business operations, property, assets, financial condition, operating results and prospects of the Company; current industry, economic and market conditions and trends and informed expectations as to industry prospects; the Fairness Opinion of Deloitte with respect to the proposed purchase price; the lack of any comparable offer emerging from any other strategic or financial investor in recent years, including the prior discussions with a third party that proceeded to the letter of intent stage; the related party transactions between the Principal Shareholders and the Company; the risks of not closing; and the general business environment and the risks inherent in maintaining the status quo.

In reaching its conclusion that the Purchase Price is fair, from a financial point of view, to the Shareholders (other than Jones Sr. and Jones Jr.), and that the Arrangement is in the best interests of the Company, the Special Committee considered and relied upon the factors mentioned in the preceding paragraph and certain other factors, including the following:

•       Immediate Value and Liquidity. The consideration to be paid pursuant to the Arrangement is all cash, which allows the Shareholders to immediately realize fair value, in cash, for their investment and provides the Shareholders certainty of value for their Shares that will not be impacted by market fluctuations;

•       Value Enhancement. The offered price of US$56.00 per Share represents a premium of approximately 19% over the volume weighted average trading price for the Shares on the NASDAQ during the period of 20 trading days ended on June 21, 2007, the last day of trading prior to announcement of the Arrangement, and results from arm’s length negotiations;

•       Fairness Opinion. The Fairness Opinion from Deloitte, the Special Committee’s independent financial advisor, states that, subject to the restrictions, limitations and assumptions in its opinion, as of June 21, 2007, the date of its opinion, the Purchase Price to be received by Shareholders in connection with the Arrangement is fair, from a financial point of view, to such Shareholders (other than Jones Sr. and Jones Jr.). See “BACKGROUND TO AND REASONS FOR THE ARRANGEMENT—Fairness Opinion” in this Circular;

•       Ability to Respond to Superior Proposals. The terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from proposing or making a Superior Proposal and the Board may consider and accept a Superior Proposal, provided the Company complies with the terms of the Arrangement Agreement (including payment of a termination fee in certain circumstances);

•       Absence of Alternative Offer and Market Canvass. The lack of any comparable offer emerging from any other strategic or financial investor in recent years, including from discussions with a third party that proceeded to the letter of intent stage in 2006;

•       Extensive Review by the Special Committee. The Special Committee conducted an extensive review of the Arrangement and oversaw the negotiation of material terms of the Arrangement, including:

  (i)       the terms, conditions and structure of the Arrangement Agreement;

 (ii)      the terms and conditions of the Lock-up Agreement among Symmetry, Acquisitionco and D. Bryan Jones and Scott B. Jones;

(iii)     the terms and conditions of the Non-Competition Agreements; and

(iv)       the terms and conditions contained in term sheets relating to the Asset Sales, the Sale Leaseback Transaction and the Logistics Service Agreement, all between the Company and its Principal Shareholders and all of which transactions are to occur either immediately prior to or at a time after the Effective Time;

•       Irrevocable Support of the Principal Shareholders. The Principal Shareholders, who hold approximately 67.5% of the outstanding Shares, representing in the aggregate approximately 67.5% of the voting rights attached to the Shares, have agreed, pursuant to the Lock-up Agreement, to irrevocably support and vote in favour of the Arrangement Resolution until November 30, 2007 (or such other date should the Lock-up Agreement be extended pursuant to the terms contained therein);

•       Shareholder Approval. The Arrangement Resolution must be approved by the affirmative vote of Shareholders representing not less than 66 2/3% of the Shares represented at the Meeting, and Shareholders are free to vote against the Arrangement Resolution;

•       Court Approval. The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders;

•       Availability of Dissent Rights. Shareholders who oppose the Arrangement Resolution may, upon compliance with certain conditions, exercise the right of dissent in connection with the Arrangement and be paid fair value for their Shares as determined by the Court;

•       No Collateral Benefits. The fair market value terms of the Asset Sales and the Sale Leaseback Transaction between Jonesco and the Company were based on and confirmed by independent financial appraisals; the terms of the Logistics Service Agreement will require Amalco 2 to purchase such services from Chriscott Logistics Inc., an entity controlled by Jones Jr., only if such services are offered at competitive market rates; and there are no promised collateral benefits to Jones Sr. or Jones Jr. such as a signing bonus or continued employment as senior executives of the Company or Symmetry, following the completion of the Transaction; and

•       Assessment of Execution Risks

  (i)       During the period between the announcement and closing of the Transaction, senior management will have the ability to manage the business so that the minimum cash and inventory level conditions contained in the Arrangement Agreement can be met.

 (ii)      The risk of Symmetry failing to obtain requisite stockholder approval for the Transaction is considered to be fairly remote given that Symmetry is delivering an acquisition that meets all the criteria identified in its prospectus as a basis for the investment of its stockholders.

(iii)     The termination fee provided for in the Arrangement Agreement falls within a reasonable range for comparable transactions, is necessary to secure the Symmetry offer, and would not, in itself, deter a Superior Proposal, and the circumstances under which such termination fee would be payable are consistent with market standards for transactions of this nature.

(iv)       The financing arrangements entered into by Symmetry (debt and equity commitments) to ensure that the Transaction is fully financed are fully committed and underwritten and are not subject to unusual conditions.

Having undertaken a thorough review of, and carefully considered, the Arrangement, as described above, including consulting with its independent financial and legal advisors, the Special Committee unanimously concluded that the Purchase Price is fair, from a financial point of view, to the Shareholders (other than Jones Sr. and Jones Jr.) and that the Arrangement is in the best interests of the Company and unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement.

Recommendation of the Board

After careful consideration by the Board, with the Interested Directors abstaining, the Board has unanimously concluded that the terms of the Arrangement are in the best interests of the Company and the Shareholders (other than Jones Sr. and Jones Jr.) and has authorized the submission of the Arrangement to Shareholders for their approval at the Meeting. Accordingly, the Board unanimously, with the Interested Directors abstaining, recommends that Shareholders vote FOR the Arrangement Resolution. Each director intends to vote his Shares FOR the Arrangement Resolution.

Reasons for the Board’s Recommendations

In making its recommendations, the Board carefully reviewed and considered the terms of the Arrangement and also considered and evaluated a number of other relevant facts and circumstances. The reasons underlying the Board’s recommendation are not conducive to partial analysis, summary description or any particular weighting. The Board believes that its reasons must be considered as a whole and that selecting portions of the reasons or the factors considered by it, without considering all reasons and factors together, could create an incomplete view of the reasons underlying the recommendation.

In reaching its determination, the Board considered and evaluated, among other things:

•       information concerning the business, operations, property, assets, financial condition, operating results and prospects of the Company;

•       current industry, economic and market conditions and trends; and

•       historical market prices and trading information with respect to the Shares.

In adopting the Special Committee’s recommendations and concluding that the Purchase Price under the Arrangement is fair, from a financial point of view, to the Shareholders (other than Jones Sr. and Jones Jr.) and that the Arrangement is in the best interests of the Company, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and adopted the Special Committee’s analyses in its entirety.

The foregoing discussion summarizes the material information and factors considered by the Board in its consideration of the Arrangement. The Board, with the Interested Directors abstaining, collectively reached its unanimous decision with respect to the Arrangement in light of the factors described above and other factors that each member of the Board felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Board did not find it useful or practicable to, and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of the Board may have given different weight to different factors. All members of the Board have agreed to vote their Shares in favour of the Arrangement Resolution.

Fairness Opinion

The Special Committee retained Deloitte to act as its independent financial advisor in connection with the proposed Arrangement. In connection with such engagement, the Special Committee requested that Deloitte advise them as to the fairness, from a financial point of view, to the Shareholders of the Purchase Price offered pursuant to the Arrangement. On June 21, 2007, at a meeting of the Special Committee held to evaluate the proposed Arrangement, Deloitte delivered to the Special Committee a verbal opinion, which was confirmed by delivery of a written opinion, to the effect that, as of June 21, 2007 and based on and subject to the restrictions, limitations and assumptions set forth therein, the Purchase Price offered pursuant to the Arrangement was fair, from a financial point of view, to the Shareholders (other than Jones Sr. and Jones Jr.).

The full text of Deloitte’s opinion is attached as Appendix C and is incorporated by reference into this Circular in its entirety. The Board encourages Shareholders to read the opinion carefully and in its entirety for a description of the assumptions and limitations on the review undertaken. Deloitte’s opinion is directed only to the fairness, from a financial point of view, of the consideration offered pursuant to the Arrangement and does not address any other aspect of the Arrangement or any related transaction. The opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to the Company or the underlying business decision of the Company to effect the Arrangement or any related transaction. The opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act with respect to any matters relating to the Arrangement.

Deloitte’s opinion and financial analysis were only one of many factors considered by the Special Committee and the Board in their evaluation of the Arrangement and should not be viewed as determinative of the views of the Special Committee and the Board or the Company’s management with respect to the Arrangement or the consideration provided for in the Arrangement.

Under the terms of Deloitte’s engagement, the Company has agreed to pay Deloitte’s fees for its financial advisory services in connection with the Arrangement. In addition, the Company has agreed to reimburse Deloitte for its reasonable out-of-pocket expenses, including fees and disbursements and other charges of counsel, and to indemnify Deloitte and certain related parties against liabilities relating to, or arising out of, the engagement of Deloitte.

The Special Committee selected Deloitte as its independent financial advisor in connection with the Arrangement because Deloitte is knowledgeable about the Company and its affairs and is an internationally recognized professional services firm with substantial experience in similar transactions. Deloitte is one of Canada’s largest professional services firms with operations in all facets of corporate finance, mergers and acquisitions, including extensive experience in preparing valuations and fairness opinions.

The Company’s Financial Advisor

CIBC World Markets has served as the Company’s financial advisor in connection with the sale of the Company, for which services CIBC World Markets will receive an aggregate fee of approximately US$5.8 million contingent upon consummation of the Arrangement. CIBC World Markets and certain of its affiliates will also be participating in the financing of the Arrangement. See “PARTICULARS OF THE ARRANGEMENT—Sources of Funds for the Arrangement.”

PARTICULARS OF THE ARRANGEMENT

Overview

The Arrangement consists of a series of transactions as a result of which, among other things, Symmetry, through its wholly-owned indirect subsidiary, Acquisitionco, will acquire all of the outstanding Shares of the Company for US$56.00 in cash per Share. The Company will file the Articles of Arrangement as soon as practicable after the conditions set out in the Arrangement Agreement have been satisfied or waived by the parties and upon obtaining the Final Order, at which time the Arrangement will become effective.

In making its recommendations, the Board carefully reviewed and considered the terms of the Arrangement and also considered and evaluated a number of other relevant facts and circumstances. See “BACKGROUND TO AND REASONS FOR THE ARRANGEMENT—Background to the Proposal,” “BACKGROUND TO AND REASONS FOR THE ARRANGEMENT—Reasons for the Board’s Recommendations,” “PARTICULARS OF THE ARRANGEMENT—Effects on the Company if the Arrangement is Not Completed” and “RISK FACTORS” in this Circular.

Certain Effects of the Arrangement

If the Arrangement is approved by the Shareholders and certain other conditions to the closing under the Arrangement Agreement are either satisfied or waived (including, inter alia, obtaining the Final Order), the Company will file the Articles of Arrangement as soon as practicable thereafter giving effect to the Arrangement and the Company will become a wholly-owned subsidiary of Acquisitionco. As a result of the consummation of the Arrangement, Shareholders will no longer have an ownership interest in the Company.

Upon consummation of the Arrangement, among other things:

•       the Company will pay to the Shareholders, on a pro rata basis, the Special Dividend, contingent on, among other things, the Company having the minimum Cash Amount and Inventory Value;

•       the Shares held by Dissenting Shareholders shall be deemed to have been transferred without any further act or formality to Acquisitionco (free and clear of any liens), and such Dissenting Shareholders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Shares as set out in the Plan of Arrangement; and

•       all Shares outstanding immediately prior to the Effective Time, other than Shares held by Dissenting Shareholders, shall be transferred without any further act or formality by the holder thereof to Acquisitionco (free and clear of any liens) for US$56.00 in cash per Share. See “PARTICULARS OF THE ARRANGEMENT—Arrangement Mechanics” in this Circular.

The Company is currently subject to U.S. federal securities laws and its Shares are listed on the NASDAQ under the symbol “TONS.” As a result of the consummation of the Arrangement, the Company will be a privately held corporation, and there will be no public market for its Shares. After consummation of the Arrangement, the Shares will cease to be listed on the NASDAQ, and price quotations with respect to sales of Shares in the public market will no longer be available. In addition, the Company will deregister its Shares under U.S. securities laws and will cease to be required to file reports with the SEC.

Consummation of the Arrangement may result in tax consequences to certain Shareholders. Shareholders should read carefully the information in the Circular under the heading “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain Canadian Federal Income Tax Considerations” and “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain United States Federal Income Tax Considerations.” Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Effects on the Company if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by the Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for their Shares in connection with the Arrangement. Instead, the Company will remain an independent public company and the Shares will continue to be listed and traded on the NASDAQ. In addition, if the Arrangement is not completed, we expect that management will operate the business in a manner similar to that in which it is being operated today and that the Shareholders will continue to be subject to the same risks and opportunities as they currently are, including, among other things, the nature of the steel processing and distribution industry on which the Company’s business largely depends, and general industry, economic, regulatory and market conditions. See “RISK FACTORS—Risks Relating to the Company” in this Circular. Accordingly, if the Arrangement is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares. From time to time, the Board will evaluate and review, among other things, the business operations, properties, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance Shareholder value. If the Arrangement Resolution is not approved by the Shareholders or if the Arrangement is not consummated for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted. In addition, the Company will be required to pay Symmetry a termination fee of US$5.0 million or an amount of US$1.25 million, as payment in full of Symmetry and Acquisitionco’s out-of-pocket costs and expenses incurred in connection with the Arrangement, if the Arrangement Agreement is terminated in certain circumstances. See “THE ARRANGEMENT AGREEMENT—Termination Fees” in this Circular.

Required Shareholder Approval

At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The Arrangement Resolution must be approved by the requisite majority in order for the Company to seek the Final Order, and in order to implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding the approval by the Shareholders of the Arrangement Resolution at the Meeting, subject to the terms of the Arrangement Agreement, the Company reserves the right not to proceed with the Arrangement.

Arrangement Mechanics

Pursuant to the Plan of Arrangement, Acquisitionco will acquire all of the Shares at a price of US$56.00 per Share. The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix D to this Circular. Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the order and at the times set out in the Plan of Arrangement:

(a)          NB Sub will be continued as a corporation under the CBCA;

(b)         the Company will pay to the Shareholders, on each issued and outstanding Share (including, for greater certainty, each such Share held by Dissenting Shareholders), the Special Dividend, if any;

(c)          each Qualifying Holdco, if any, will pay to its sole shareholder, on the Holdco Shares held by such shareholder, a dividend in the amount of the dividend, if any, paid by the Company to such Qualifying Holdco pursuant to paragraph (b) above. The payment of each such dividend, if any, shall have been authorized by all necessary corporate action of each such Qualifying Holdco, subject only to the occurrence of the Effective Time;

(d)         all property of the Company of any kind whatever (other than the U.S. Subsidiary Indebtedness and shares of the Amalgamating Subsidiaries, Nova Tube Inc. (“Nova Tube”), Argo Steel Ltd. (“Argo Steel”) and Integrated Steel Industries, Inc.) will be transferred by the Company without any further act or formality to Nova Steel Ltd. as a contribution of capital;

(e)          simultaneously with the transfer of the Holdco Shares, if any, described in paragraph (f) below, each Share issued and outstanding held by a Shareholder (other than a Dissenting Shareholder or a Qualifying Holdco) immediately prior to the Effective Time will be transferred (free and clear of all Encumbrances), by the Holder thereof without any further act or formality on its part to Acquisitionco in exchange for the Purchase Price;

(f)            simultaneously with the transfer of the Shares described in paragraph (e) above, all of the Holdco Shares outstanding immediately prior to the Effective Time of each Qualifying Holdco, if any, will be transferred (free and clear of all Encumbrances), by the holders thereof without any further act or formality to Acquisitionco in consideration for an amount equal to the product of the Purchase Price and the total number of Shares beneficially owned by such Qualifying Holdco;

(g)          each Share issued and outstanding held by a Dissenting Shareholder shall be transferred (free and clear of all Encumbrances) by the Holder thereof without any further act or formality on its part to Acquisitionco, and, in exchange therefor, Acquisitionco will be deemed to have issued to such Holder as consideration for Acquisitionco’s acquisition of such Shares an obligation to pay to the Holder fair value for such Share in accordance with Article 4 of the Plan of Arrangement;

(h)         all of the Holdco Shares of each Qualifying Holdco held by Acquisitionco, if any, and all of the Shares held by Acquisitionco will be transferred without further act or formality by Acquisitionco to NB Sub in repayment of the debt owed by Acquisitionco to NB Sub;

(i)            each Qualifying Holdco, if any, will be liquidated, and all of its property shall be distributed to NB Sub. The liquidation and distribution of property of each such Qualifying Holdco, if any, shall have been authorized by all necessary corporate action of each such Qualifying Holdco, and all other actions required under the Companies Act (Nova Scotia), subject only to the occurrence of the Effective Time;

(j)             the stated capital account maintained by the Company in respect of the Shares will be reduced to Cdn$1.00;

(k)         NB Sub and the Company will be amalgamated to form Amalco 1 and will continue as one corporation under the CBCA;

(l)            the common shares of Integrated Steel Industries, Inc. and the U.S. Subsidiary Indebtedness held by Amalco 1 will be transferred by Amalco 1 to U.S. Holdco in repayment of debt owed by Amalco 1 to U.S. Holdco;

(m)     the stated capital account maintained by Nova Tube in respect of its shares will be reduced to Cdn$1.00 and the stated capital account maintained by Argo Steel in respect of its shares will be reduced to Cdn$1.00. The reduction of stated capital of Nova Tube and Argo Steel shall have been authorized by all necessary corporate action of Nova Tube and Argo Steel, as applicable, subject only to the occurrence of the Effective Time;

(n)         the stated capital account maintained by each of the Amalgamating Subsidiaries in respect of its shares will be reduced to Cdn$1.00;

(o)         simultaneously with the transactions described in paragraphs (p) and (q) below, Nova Tube will be liquidated, and all of its property will be distributed to Amalco 2. The liquidation and distribution of property of Nova Tube shall have been authorized by all necessary corporate action of Nova Tube, and all other actions required under the Québec Companies Act, subject only to the occurrence of the Effective Time;

(p)         simultaneously with the transactions described in paragraph (o) above and paragraph (q) below, Argo Steel will be liquidated, and all of its property will be distributed to Amalco 2. The liquidation and distribution of property of Argo Steel shall have been authorized by all necessary corporate action of Argo Steel, and all other actions required under the Québec Companies Act, subject only to the occurrence of the Effective Time;

(q)         simultaneously with the transactions described in paragraphs (o) and (p) above, Amalco 1 and each of Nova Steel Ltd., Cresswell Industries Inc., Nova Steel Processing Centre Ltd. and Nova Tube Ontario Inc. (collectively, the “Amalgamating Subsidiaries”) will be amalgamated to form Amalco 2 and will continue as one corporation under the CBCA;

(r)           the LaSalle Purchased Property will be transferred by Amalco 2 to Jonesco pursuant to the terms and conditions set out in Schedule 1.1E to the Arrangement Agreement; and

(s)           each of the LaSalle Lease Agreement and the Logistics Services Agreement will be deemed to be entered into and become effective.

As a result of the completion of the transactions described above, Shareholders will no longer have an ownership interest in the Company.

Procedures for Surrender of Share Certificates and Payment

Before the Effective Date, the Company and Acquisitionco will appoint the Depositary to act as exchange agent for the payment of the consideration. As soon as reasonably practicable following the date hereof, the Depositary will mail to each Registered Shareholder a Letter of Transmittal and instructions explaining how to surrender your share certificates in exchange for consideration.

On or before the Effective Date, (i) the Company will deposit an amount sufficient to pay the Special Dividend, if any, and (ii) Acquisitionco will deposit or cause to be deposited an amount sufficient to pay the Purchase Price payable to all Shareholders (other than Dissenting Shareholders and Qualifying Holdcos) and the Purchase Price payable to the shareholders of the Qualifying Holdcos, if any. All amounts will be deposited in cash in immediately available funds with the Depositary, for the benefit of each Shareholder (other than Dissenting Shareholders in respect of the Purchase Price) and each Qualifying Holdco, if any. The deposit of such amounts with the Depositary will, upon the occurrence of the Special Dividend, if any, and the acquisition of the Shares and the Holdco Shares, constitute full payment of such amounts by the Company or Acquisitionco, as the case may be.

At the time of the payment of any dividends by each Qualifying Holdco to its sole shareholder, amounts held by the Depositary in respect of the Special Dividend paid by the Company to the Qualifying Holdcos will be deemed to be paid to the shareholders of the Qualifying Holdcos by the Qualifying Holdcos and such amounts will be held by the Depositary on behalf of such shareholders.

The Depositary will pay the amounts received from the Company in respect of the Special Dividend, if any, to the Shareholders (other than Dissenting Shareholders and any Qualifying Holdcos) and to any shareholders of the Qualifying Holdcos by way of a cheque issued by the Depositary (or other form of immediately available funds).

Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Shares or Holdco Shares, as applicable, together with a duly completed and executed Letter of Transmittal and such other documents as Acquisitionco or the Depositary may reasonably require, the holder of such surrendered certificate(s) will be entitled to receive in exchange therefore, and the Depositary will deliver to such holder the aggregate Purchase Price that such holder has the right to receive by way of a cheque issued by the Depositary (or other form of immediately available funds).

In the event of a transfer of ownership of Shares or Holdco Shares prior to the Effective Time that is not registered in the transfer records of the Company or the applicable Qualifying Holdco, a cheque representing the proper amount of the aggregate Purchase Price that such holder has the right to receive may be delivered to the transferee if the certificate(s) representing such Shares or Holdco Shares, as the case may be, is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer prior to the Effective Time.

Under no circumstances will interest on the consideration payable in connection with the Arrangement accrue or be paid by the Company, Acquisitionco or the Depositary to persons depositing Shares or Holdco Shares, as the case may be, in connection with the Arrangement, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who deposit Shares or Holdco Shares, as the case may be, in connection with the Arrangement for the purpose of receiving payment from Acquisitionco and transmitting payment from Acquisitionco to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares or Holdco Shares.

After the Effective Date, each certificate representing Shares (other than Shares held by Dissenting Shareholders and any Qualifying Holdcos) or Holdco Shares, as applicable, shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment in the proper amount.

The cash deposited by Acquisitionco and the Company with the Depositary with respect to the Purchase Price and the Special Dividend shall be held in an interest bearing account, and any interest upon such funds shall be solely for the account of Acquisitionco.

If any Shareholder or holder of Holdco Shares fails for any reason to surrender to the Depositary for cancellation the certificate(s) formerly representing Shares or Holdco Shares, as the case may be, together with such other documents or instruments required to entitle the holder to receive the cash payment described above, on or before the sixth anniversary of the Effective Date, such certificate(s) shall cease to represent a claim by or interest of any former Shareholder or holder of Holdco Shares of any kind or nature. On such anniversary date, all certificates representing Shares or Holdco Shares, as the case may be, and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been donated and forfeited to the Company.

The Company, Acquisitionco and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Shareholder or a holder of Holdco Shares such amounts as the Company, Acquisitionco, or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable laws.

The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Company against certain liabilities under Applicable Securities Laws and expenses in connection therewith.

Interests of Directors, Executive Officers and Others in the Arrangement

In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain members of the Board and executive officers of the Company have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in the Arrangement. The Special Committee and the Board is aware of these interests and considered them along with the other matters described below.

Share Capital

The Principal Shareholders own approximately 67.5% of the issued and outstanding Shares and, accordingly, will receive approximately 67.5% of the acquisition consideration.

The directors and executive officers of the Company beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 7,142,372 Shares, representing approximately 68.4% of the Shares outstanding as of the close of business on September 21, 2007. All of the Shares held by the Principal Shareholders, the directors and the executive officers of the Company will be treated identically and in the same manner under the Arrangement as Shares held by any other Shareholders.

Other Transactions

Prior to the Effective Time, the Company, through certain Subsidiaries, will sell to Jonesco, a company formed or to be formed and controlled by Jones Sr. and/or Jones Jr., its corporate aircraft and certain undeveloped land not currently used in its operations for total consideration of approximately US$15.0 million, representing the fair market value of such assets based on independent appraisals obtained by the Company. At the time set forth in the Plan of Arrangement, Amalco 2 (a successor to the Company) will also sell the corporate headquarters building and adjoining building housing certain operating assets and related land to the Principal Shareholders under which the Company will receive approximately US$12.1 million for the sale of this building and land and will enter into a lease agreement for a portion of that space based on market rates. Furthermore, Chriscott Logistics Inc., an entity controlled by Jones Jr., will enter into a three-year transportation and logistics services agreement pursuant to which it will provide Amalco 2 with logistics, hauling, trailer leasing and transportation services. See “OTHER RELEVANT TRANSACTIONS” in this Circular.

Change of Control and Employment Agreements

Mr. Lawrence P. Cannon, the Company’s Vice President and Chief Financial Officer, entered into an employment agreement with the Company when he joined the Company, on October 10, 2006, which agreement was amended on June 21, 2007. The employment agreement, as amended, provides that should the Arrangement be consummated, the Company will terminate Mr. Cannon’s employment and pay to Mr. Cannon an indemnity equal to Cdn$1.5 million in one instalment on the 15th day following termination. The employment agreement, as amended, also provides that to the extent that the Company and Mr. Cannon agree to mutually satisfactory compensation and employment terms prior to the closing of the Arrangement, Mr. Cannon shall be available to render services as chief financial officer for a period of up to six months following closing of the Arrangement.

Indemnification and Insurance

Pursuant to the Arrangement Agreement, each of Symmetry and Acquisitionco shall, for a period of six years from and after the Effective Time, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the Company and all Subsidiaries (in all of such capacities), to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Arrangement Agreement by the Company or any Company Subsidiaries and to the fullest extent permitted by Law, in each case for acts or omissions (excluding acts or omissions which constitute gross negligence or fraud) occurring at or prior to the Effective Time, including for acts or omissions occurring in connection with the approval of the Arrangement Agreement and the consummation of the Arrangement.

Furthermore, for a period of six years from and after the Effective Time, each of Symmetry and Acquisitionco shall cause to be maintained (either directly or via run off insurance or insurance provided by an alternate provider) the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or any Company Subsidiaries (or any successor to the Company or the Company Subsidiaries) with respect to claims arising from facts or events that occurred on or before the Effective Time, provided that each of Symmetry and Acquisitionco will not be required, in order to maintain such directors’ and officers’ liability insurance and fiduciary liability insurance, to pay an annual premium in excess of 300% of the cost of existing policies and, if the annual premiums of such insurance coverage exceeds such percentage, each of Symmetry and Acquisitionco shall be obligated only to obtain substantially similar policies with the greatest coverage available as to policy limits and scope of coverage for such maximum cost. Also, Symmetry agreed that, after the expiration of that six year period, if there is no cost to do so, Symmetry shall use reasonable commercial efforts to cause such directors and officers to be covered under Symmetry’s then existing directors’ and officers’ liability insurance policy.

Intentions of the Company Directors

The directors of the Company, who beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 7,141,872 Shares as at September 21, 2007, which represent approximately 68.3% of the outstanding Shares, have indicated that they intend to vote in favour of the Arrangement Resolution.

Sources of Funds for the Arrangement

Under the Arrangement, an aggregate amount of approximately US$585.2 million will be required to fund the acquisition of the Shares and other transactions under the Arrangement. The equity financing and a portion of the debt financing will be funded at the closing of the Arrangement and the proceeds will be combined with up to approximately US$140.0 million of cash held in Symmetry’s trust account to pay the Purchase Price and related fees and expenses.

All information relating to Acquisitionco, Symmetry, any of their respective Affiliates, and the financing of the Arrangement contained in this Circular has been provided to the Company by those parties. The Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate.

For the purposes of this Section, “Debt Financing” means the debt financing which Symmetry intends to obtain for the Arrangement, which consists of a loan commitment letter from JPMCB, JPMorgan, CIBC, CIT and CIBC World Markets. Pursuant to the commitment letter, JPMCB, CIBC and CIT have committed to provide financing of US$500.0 million (which may be reduced by an amount by which the amount held in the trust account exceeds certain minimums), consisting of a US$175.0 million senior secured asset based credit facility (the “ABL Facility”), of which a maximum of US$71.2 million may be used to fund the Arrangement and related transaction costs, a US$325.0 million senior secured bridge facility (the “Bridge Facility”), which may not be drawn or may be repaid as described below, and an intra-day closing day facility. JPMCB’s, CIBC’s and CIT’s commitments are not conditional upon completion of due diligence nor is it conditional upon the absence of a material adverse change in debt markets from the time that the commitment was entered into. Symmetry intends to complete a capital markets transaction to finance the Arrangement, consisting of the issuance of an aggregate of approximately US$325.0 million of debt securities (the “Senior Notes”). To the extent that Senior Notes are not issued prior to the Arrangement, then the Arrangement will be funded under the Bridge Facility. JPMCB’s, CIBC’s and CIT’s commitments to provide the Bridge Facility will be reduced by the principal amount of the Senior Notes issued concurrently with or prior to the Arrangement. If the Senior Notes are issued after the closing of the Arrangement, the proceeds will be used to repay the Bridge Facility.

Debt Financing

Symmetry received a loan commitment letter from JPMCB, JPMorgan, CIBC, CIT and CIBC World Markets pursuant to which JPMCB, CIBC and CIT have committed to provide financing of up to US$500.0 million (which may be reduced by an amount by which the amount of Symmetry’s trust account exceeds certain minimums), consisting of a US$175.0 million ABL Facility, of which a maximum of US$71.2 million may be used to fund the Arrangement and related transaction costs, and a US$325.0 million Bridge Facility, which may not be drawn or may be repaid as described below, and a US$91.0 million intra-day closing day facility.

Symmetry intends to complete a capital markets transaction whereby an aggregate of up to US$325.0 million of Senior Notes would be issued to finance the Arrangement. To the extent Senior Notes are not issued prior to the close of the Arrangement, then the Arrangement will be funded under the Bridge Facility. JPMCB’s, CIBC’s and CIT’s commitments to provide the Bridge Facility are reduced by the principal amount of Senior Notes issued on or prior to the closing date of the Arrangement. If Senior Notes are issued after the closing of the Arrangement, the proceeds will be used to prepay the Bridge Facility.

Symmetry has advised the Company that it will have an indirect, wholly owned U.S. subsidiary named Novamerican Steel Finco Inc., formerly known as Lone Star Finco Inc., which will be (i) a borrower under the ABL Facility and (ii) the issuer of the Senior Notes or the borrower under the Bridge Facility, as the case may be (the “U.S. Borrower”). Novamerican Steel Finco Inc. has a Canadian subsidiary which will be a borrower under the ABL Facility (the “Canadian Borrower”) and, after the mergers and amalgamations that will occur on the closing day, will hold all of the Canadian operations of the Company and its subsidiaries. The U.S. Borrower and the Canadian Borrower will loan or contribute to Acquisitionco the proceeds from the proposed debt financing received on the closing day which Acquisitionco will use, in part, to pay the Purchase Price to the Shareholders. At closing, Acquisitionco will deposit, or cause to be deposited, US$585.2 million in cash in immediately available funds with the Depositary, an amount sufficient to pay the Purchase Price payable to all Shareholders.

JPMCB’s, CIBC’s and CIT’s commitments are not conditional upon completion of due diligence nor are they conditional upon the absence of a material adverse change in debt markets from the time that the commitment was entered into. JPMCB’s, CIBC’s and CIT’s commitments and the initial loans under the ABL Facility and the Bridge Facility are conditional upon (i) the closing of the Arrangement, (ii) completion, execution and delivery of satisfactory definitive documentation, (iii) receipt by JPMorgan and CIBC World Markets of the results of field examinations and inventory appraisals (prepared by a third party appraisal firm) reasonably satisfactory to JPMorgan and CIBC World Markets, (iv) receipt of solvency opinion, (v) absence of a Material Adverse Change, (vi) perfection of security interests, (vii) receipt of the proceeds of a private placement of units, (viii) receipt of customary closing documentation, (ix) receipt of the proceeds of the Asset Sales immediately prior to the initial borrowing under the ABL Facility and the Bridge Facility and the sale of the Lasalle Property occurring at the time set forth in the Plan of Arrangement, (x) receipt of certain financial information and  projections, (xi) with respect to the Bridge Facility, the receipt of a preliminary offering memorandum for an offering of Senior Notes at least 30 days prior to the closing, (xii) JPMCB’s, CIBC’s and CIT’s reasonable satisfaction that the structure of the Arrangement and the capitalization, structure and equity ownership of Symmetry and its Subsidiaries after giving effect to the Arrangement is consistent with the terms of the loan commitment letter and the Arrangement Agreement and (xiii) that the information given to JPMCB, CIBC and CIT prior to the execution of the commitment with respect to the business, operations, assets, or financial condition of Symmetry, the Company, and their respective Subsidiaries did not contain any untrue statement of a material fact or omit any material fact necessary to make such information not materially misleading in light of the circumstances in which it was made.

Equity Financing

Symmetry’s Chairman, Mr. Playford, and special advisor, Mr. Bailey, have agreed to purchase in a private placement, contemporaneously with the closing of the Arrangement, 1,875,000 units of Symmetry for US$15.0 million, or US$8.00 per unit. Each unit will consist of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at a price of US$5.50 and is exercisable on the later of the consummation of the Arrangement or March 7, 2008 until expiration four years from the issue date or earlier upon redemption. The warrants are identical to Symmetry’s public warrants, except as to the expiration date, and as otherwise necessary to reflect the fact that they were sold in a private placement, permit delivery of unregistered shares upon exercise and permit net cashless exercise so as to, among other reasons, permit tacking of holding periods under Rule 144. The purchasers may not transfer any of the shares of common stock included in the units prior to two years after the issue date other than to an estate, family member, family company or partnership or similar related persons.

THE ARRANGEMENT AGREEMENT

The following is a summary only of certain material terms of the Arrangement Agreement, a copy of which is attached to this Circular as Appendix B. This summary and certain capitalized terms referred to in the summary do not contain all of the information about the Arrangement Agreement. Therefore, Shareholders should read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of the parties are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.

The Arrangement Agreement contains representations and warranties made by the parties thereto. These representations and warranties, which are set forth in the Arrangement Agreement, were made by and to the parties thereto for the purposes of the Arrangement Agreement and are subject to qualifications and limitations agreed by the parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Shareholders, or may have been used for the purpose of allocating risk between the parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement.

General

On June 21, 2007, Symmetry and Acquisitionco entered into the Arrangement Agreement with the Company, whereby Acquisitionco will acquire all the Shares in exchange for cash by way of a court-approved statutory plan of arrangement under the CBCA. If the acquisition is completed, the Company will become a wholly-owned indirect subsidiary of Symmetry.

Acquisition Consideration and Special Dividend

Under the terms of the Arrangement Agreement, Shareholders will receive US$56.00 in cash per Share (US$585.2 million in cash in the aggregate) for all of the Shares.

The Company has also determined to pay to the Shareholders, as part of the Plan of Arrangement and prior to the Effective Time, a Special Dividend per Share in an aggregate amount equal to the lesser of (i) the amount by which the aggregate of the Cash Amount and the Inventory Value is greater than US$225.0 million, and (ii) the Cash Amount in excess of US$80.0 million. The Special Dividend will only be paid if (i) at least US$15.0 million of the Cash Amount represents the net proceeds from the Asset Sales; (ii) the Cash Amount is in excess of US$80.0 million; (iii) the Inventory Value is greater than US$135.0 million; (iv) the aggregate of the Cash Amount and the Inventory Value is greater than US$225.0 million; (v) the trade accounts payable and accrued liabilities have been generated in the ordinary course of business and are outstanding in accordance with the terms and conditions of all applicable suppliers’ contracts and/or previously acceptable payment terms; and (vi) the accounts receivable have been incurred in the ordinary course of business.

Ancillary Transactions and Minimum Cash Amount

The Arrangement Agreement requires the Company to have certain minimum cash and inventory levels at the closing, and provides for the sale of certain assets from the Company to the Principal Shareholders for total consideration of approximately US$15.0 million, representing the fair market value of such assets based on independent appraisals obtained by the Company. The sale of assets by the Company is required in order to ensure that the Company meets its minimum cash level condition at closing. Also, at the time set forth in the Plan of Arrangement, Amalco 2 (a successor to the Company) will sell the corporate headquarter building and adjoining building housing certain operating assets and related land located in LaSalle, Québec, Canada, to the Principal Shareholders, under which Amalco 2 will receive approximately US$12.1 million for the sale of this building and land and will enter into a lease agreement for a portion of that space based on market rates. The commercial terms of these transactions are based on appraisals made by third party independent valuators and were reviewed by the Special Committee of the board of directors of the Company. See “OTHER RELEVANT TRANSACTIONS” in this Circular.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties of the Company relating to, among other things, organization, capitalization, authority and no violation, takeover statutes, consents and approvals, compliance with laws, licenses and product authorizations, no default, public filings, financial statements, disclosure controls and procedures, compliance, reporting issuer status, United States securities laws, liabilities and indebtedness, no brokers, books and records, absence of certain changes or events, litigation, employment matters, tax matters, related party transactions, real property, licenses, environmental, insurance, material contracts, non-compliance, relationships with customers, suppliers, distributors and sales representatives, product recalls, trade relations, intellectual property, pension and employee benefits, information supplied for Symmetry’s proxy statement, information contained in the Circular, Investment Canada Act, and Foreign Corrupt Practices Act. In addition, the Arrangement Agreement contains customary representations and warranties of Symmetry and Acquisitionco relating to organization, authority and no violation, and financing arrangements.

The representations and warranties of the Company, Symmetry and Acquisitionco are, in certain cases, subject to specified exceptions and qualifications as set out in the Arrangement Agreement or, in the case of the Company, in the disclosure letter delivered by the Company in connection therewith. Some of the representations and warranties are qualified by the absence of a Material Adverse Effect. In addition, some of the representations and warranties are qualified by the knowledge of the party providing the representation and warranty.

Shareholders should refer to the Arrangement Agreement set forth at Appendix B of the Circular for details regarding the representations and warranties given by the Company, Symmetry and Acquisitionco.

Covenants

The Company has given, in favour of Symmetry and Acquisitionco, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including a covenant to carry on business in the ordinary course consistent with past practice in all material respects, and covenants to undertake or not to undertake certain enumerated actions relating to or in connection with its business or the Arrangement, including covenants to (i) perform all obligations required to be performed by the Company under the Arrangement and co-operate with Symmetry and Acquisitionco in order to consummate the Arrangement as soon as reasonably practicable, (ii) apply for and use commercially reasonable efforts to obtain all regulatory approvals relating to the Company, and (iii) convene and hold the Meeting to approve the Arrangement Resolution on or before five Business Days following Symmetry’s stockholders meeting to approve the Arrangement.

The Company has also covenanted under the Arrangement Agreement to provide, and to use its commercially reasonably efforts to cause its officers, employees, representatives and advisors to provide all cooperation reasonably requested by Symmetry and Acquisitionco in connection with the financing of the Arrangement. This includes using commercially reasonable efforts to cause officers and employees of the Company to be available to meet with prospective lenders and investors and to assist in the preparation of necessary disclosure documents regarding Symmetry’s financing of the Arrangement.

Symmetry and Acquisitionco have given, in favour of the Company, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including covenants to (i) perform all obligations required to be performed by them under the Arrangement and co-operate with the Company in order to consummate the Arrangement as soon as reasonably practicable, (ii) apply for and use commercially reasonable efforts to obtain all regulatory approvals relating to Symmetry and Acquisitionco, (iii) use commercially reasonable efforts to obtain the requisite approvals of Symmetry’s stockholders to approve the Arrangement, and (iv) use all commercially reasonable efforts to obtain and effectuate the financing of the Arrangement described below. Symmetry also agreed to hold a meeting of its stockholders, as soon as reasonably practicable after the Securities and Exchange Commission completes its review of its proxy statement, for the purpose of seeking the approval of the Arrangement by its stockholders, and to use the commercially reasonable efforts to obtain the requisite approval of its stockholders to the Arrangement.

Covenant of the Company Regarding Non-Solicitation

Non-Solicitation Covenant

The Company has agreed that, except as provided in the Arrangement Agreement (including as described under “THE ARRANGEMENT AGREEMENT—Covenant of the Company Regarding Non-Solicitation—Response to Unsolicited Proposals” below), it will not, and it will cause each of its Subsidiaries not to, directly or indirectly, through any officer, director, employee or representative (including financial or other advisors) or agent of the Company or any Subsidiary, take any action to:

•       make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of the Company or any Subsidiary of the Company, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal;

•       engage or participate in any discussions or negotiations regarding, or provide any information with respect to, any Acquisition Proposal or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing, provided that the Company may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board has so determined;

•       withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Symmetry or Acquisitionco, the approval or recommendation of the Board or any committee thereof of the Arrangement Agreement or the Transaction;

•       approve or recommend, or propose publicly to approve or recommend any Acquisition Proposal; or

•       accept or enter into, or propose publicly to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to, or which could reasonably be expected to lead to, any Acquisition Proposal.

The Company has agreed to immediately cease, and to instruct its financial advisors and other representatives and agents to cease, and cause to be terminated any existing solicitation, encouraged activity, discussion or negotiation with any person (other than Symmetry and Acquisitionco), by or on behalf of the Company or any of its Subsidiaries or any of its or their officers, directors, employees or agents with respect to or which could lead to any potential Acquisition Proposal, whether or not initiated by the Company or any of its Subsidiaries or its or their officers, directors, employees, representatives or agents, and to discontinue access to any data rooms. The Company has agreed to request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with the Company relating to any potential Acquisition Proposal and to use all commercially reasonable efforts to ensure that such requests are honored in accordance with the terms of such confidentiality agreements.

The Company has agreed not to waive or release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement, except to allow the person to make an Acquisition Proposal, provided that the remaining provisions of the Arrangement Agreement are complied with.

The Company has also agreed to promptly notify Symmetry of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations, and/or any request for access to properties, books and records or a list of shareholders of which the Company’s directors, officers, employees, representatives or agents are or become aware, or any amendments to the foregoing.

Response to Unsolicited Proposals

The Board or any committee thereof is permitted to engage in discussions or negotiations with, and provide information to, any person in response to an Acquisition Proposal made by any such person if (a) the Board or any committee thereof has determined that such Acquisition Proposal would be reasonably likely, if consummated, to result in a Superior Proposal, and (b) prior to providing any information or data to such person in connection with such Acquisition Proposal, the Board receives from such person an executed confidentiality agreement on terms no less favourable than the confidentiality agreement between Symmetry and the Company (including with respect to a standstill provision).

Ability of the Company to Accept a Superior Proposal

The Company has agreed not to (a) accept, approve or recommend an Acquisition Proposal, (b) enter into any agreement (other than a confidentiality agreement permitted under the Arrangement Agreement)

relating to an Acquisition Proposal, or (c) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Symmetry or Acquisitionco the approval or recommendation of the Arrangement, unless:

•       the Meeting to approve the Arrangement Resolution shall not have occurred;

•       the Board has determined that the Acquisition Proposal constitutes a Superior Proposal and such determination has been communicated to Symmetry and Acquisitionco;

•       the Company has complied with its non-solicitation covenant;

•       prior to taking or proposing to take any such action, three Business Days have elapsed from the date the Company has provided Symmetry with notice in writing that there is a Superior Proposal and all documentation relating to and detailing the Superior Proposal;

•       if Symmetry and Acquisitionco have proposed to amend the terms of the Arrangement Agreement in accordance with their Right to Match (as defined below), the Board (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement with Symmetry and Acquisitionco; and

•       the Company concurrently terminates the Arrangement Agreement to enter into a definitive agreement with respect to the Superior Proposal, under the terms of the Arrangement Agreement.

Symmetry and Acquisitionco’s Right to Match

Under the Arrangement Agreement, the Company has agreed that, during the three Business Day period referred to above, Symmetry and Acquisitionco will have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Transaction (the “Right to Match”). The Board will review any proposal by Symmetry and Acquisitionco to amend the terms of the Arrangement Agreement and the Transaction in order to determine, in good faith, whether Symmetry and Acquisitionco’s proposal to amend the Arrangement Agreement and the Transaction would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement Agreement and the Transaction.

Reaffirmation of Recommendation by the Board

The Board has agreed to promptly reaffirm its recommendation of the Arrangement by press release after (a) any Acquisition Proposal is publicly announced or made and the Board determines that the Acquisition Proposal is not a Superior Proposal or (b) the Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal not being a Superior Proposal, and Symmetry and Acquisitionco have so amended the terms of the Arrangement.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of the Company, Acquisitionco and Symmetry to complete the Transaction are subject to the fulfillment, on or before the Closing Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of the Company, Acquisitionco and Symmetry:

(a)          the Arrangement Resolution shall have been approved by 66 2/3% of the votes cast on the Arrangement Resolution by the Shareholders present in person or by proxy at the Meeting and in accordance with any other conditions contained in the Interim Order;

(b)         at Symmetry’s meeting of stockholders, in accordance with the amended and restated certificate of incorporation of Symmetry, (i) the acquisition of the Company by Symmetry shall have been approved by a majority of the shares of common stock voted by the public stockholders; and (ii) public stockholders owning no more than 29.99999% of the shares of Symmetry issued under its initial public offering both vote against approval of the acquisition of the Company by Symmetry and properly exercise their conversion rights attaching to the shares of Symmetry;

(c)          the Transaction shall have been approved at the Meeting in accordance with any conditions in addition to those set out in (a) above which may be imposed by the Interim Order;

(d)         the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement and in a form satisfactory to the Company, Acquisitionco and Symmetry, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Company, Acquisitionco and Symmetry, acting reasonably, on appeal or otherwise;

(e)          the Articles of Arrangement shall be consistent, in substance, with the Arrangement Agreement and in form satisfactory to the Company, Acquisitionco and Symmetry, acting reasonably;

(f)            there shall not be in force any Law, final and non-appealable injunction, order or decree prohibiting, restraining or enjoining the consummation of the Transaction;

(g)          the Specified Regulatory Approvals shall have been obtained or satisfied on terms and conditions satisfactory to the Company, Acquisitionco and Symmetry, acting reasonably;

(h)         all necessary action shall have been taken by the respective parties to the Asset Sales, the Logistics Service Agreement and the Sale Leaseback Transaction to enter into and consummate the Asset Sales, the Logistics Service Agreement and the Sale Leaseback Transaction (recognizing that the Sale Leaseback Transaction and the Logistics Service Agreement will be entered into and become effective at the time set forth in the Plan of Arrangement); and

(i)            the Arrangement Agreement shall not have been terminated.

Additional Conditions Precedent to the Obligations of Symmetry and Acquisitionco

The Arrangement Agreement provides that the obligations of Symmetry and Acquisitionco to complete the Transaction are also subject to the fulfillment of each of the following conditions precedent, each of which may be waived by Symmetry and Acquisitionco:

(a)          all covenants of the Company under the Arrangement Agreement to be performed on or before the Closing Time shall have been duly performed by the Company in all material respects;

(b)         the Company’s representations and warranties shall have been true and correct as of June 21, 2007 and as of the Closing Time;

(c)          the Company shall have taken all necessary corporate action to permit the consummation of the Transaction;

(d)         during the Pre-Effective Date Period, there shall not have occurred or have been disclosed to the public if previously undisclosed to the public, a Material Adverse Change to the Company;

(e)          there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Authority seeking to prohibit the Arrangement or obtain from any of the parties any material damages in connection with the Arrangement, prohibit or materially limit the ownership or operation by Symmetry or Acquisitionco of the business of the Company, limit the ability of Symmetry or Acquisitionco to acquire or hold any of the Shares or from controlling in any material respect the business or operations of the Company or which in the judgment of Symmetry or Acquisitionco, is reasonably likely to have a Material Adverse Effect on the parties;

(f)            all necessary third party consents and waivers (other than from Governmental Authorities) shall have been obtained on terms satisfactory to Symmetry and Acquisitionco, acting reasonably, except where the failure to obtain such consents and waivers would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, on the Company;

(g)          other than the Specified Regulatory Approvals, all Regulatory Approvals and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, shall have been obtained as satisfied on terms that would not reasonably be expected to have a Material Adverse Effect on Symmetry, Acquisitionco and the Company;

(h)         there shall not have occurred any actual change or amendment to (or any proposal by or on behalf of the Minister of Finance (Canada) or Internal Revenue Service to change or amend) the Tax Act or United Stated Internal Revenue Code of 1986 (the “Code”), as applicable, or to any applicable provincial tax legislation or to the regulations thereunder or any published administrative position, which could affect Acquisitionco’s ability to either avail itself of the adjusted cost base increase specified in paragraph 88(1)(d) of the Tax Act or affect Acquisitionco’s ability to make a Code section 338(g) election for the Company with respect to the Arrangement or Acquisitionco’s ownership of the Company, and which was not publicly announced or proposed on or prior to the June 21, 2007;

(i)            Symmetry and Acquisitionco shall have been provided with “payoff” letters from the providers of the Existing Credit Facilities in form and content satisfactory to Symmetry and Acquisitionco;

(j)             (i) the Cash Amount shall be a minimum of US$80.0 million, at least US$15.0 million of which shall be represented by the net proceeds of the Asset Sales, (ii) the Inventory Value shall be a minimum of US$135.0 million, (iii) the trade accounts payable and accrued liabilities have been generated in the ordinary course of business and in accordance with the terms and conditions of all applicable supplier’s contracts and/or previously acceptable payment terms, and (iv) the accounts receivable have been incurred in the ordinary course of business and there has been no factoring of such accounts receivable, all as determined in accordance with U.S. GAAP; provided that the minimum Cash Amount may be reduced by an excess in Inventory Value over US$135.0 million, up to a maximum of the Additional Equity Amount;

(k)         the Pre-Acquisition Reorganizations shall have been completed in accordance with the Arrangement Agreement; and

(l)            the minimum Cash Amount required by the Arrangement Agreement, as the same may be reduced pursuant to the Arrangement Agreement, shall have been deposited with the lender under the Commitment Letter in a bank account of the Company.

Symmetry and Acquisitionco may not rely on the failure to satisfy any of the above conditions precedent if the condition precedent was not satisfied solely as a result of a material default by Symmetry or Acquisitionco in complying with its obligations under the Arrangement Agreement.

Additional Conditions Precedent to the Obligations of the Company

The Arrangement Agreement provides that the obligations of the Company to complete the Transaction are also subject to the following conditions precedent, each of which may be waived by the Company:

(a)          all covenants of Symmetry and Acquisitionco contained in the Arrangement Agreement shall have been performed in all material respects on or before the Closing Time;

(b)         the representations and warranties of Symmetry and Acquisitionco shall have been true and correct as of June 21, 2007 and as of the Closing Time;

(c)          Symmetry and Acquisitionco shall have taken all necessary corporate actions to permit the consummation of the Transaction; and

(d)         Acquisitionco shall have deposited the total cash Purchase Price payable for the Shares with the Depositary for the acquisition or the Company.

The Company may not rely on the failure to satisfy any of the above conditions precedent if the condition precedent was not satisfied solely as a result of a material default by the Company in complying with its obligations under the Arrangement Agreement.

Access to Information

During the Pre-Effective Date Period, the Company has agreed to give Symmetry and Acquisitionco’s officers, employees, counsel, accountants and other representatives, access during normal business hours to its and the Company’s Subsidiaries’ properties, books, contracts and records as well as to its management personnel and its accountants, and access to all owned, leased or controlled property or assets (including access for the purposes of conducting environmental site assessments).

Pre-Acquisition Reorganization

The Company has agreed to use its commercially reasonable efforts to effect such corporate, tax and legal reorganizations of its business, operations and assets or such other transaction as Symmetry requests at the expense of Symmetry, prior to the closing of the Arrangement; provided, however, that the Company need not effect any Pre-Acquisition Reorganization which, in the opinion of the Company, acting reasonably, (i) would require the Company to obtain the approval of its Shareholders in respect of such Pre-Acquisition Reorganization other than at the Meeting, or (ii) would prejudice the Shareholders in any material respect.

Each of Symmetry and Acquisitionco have acknowledged and agreed that the Pre-Acquisition Reorganizations shall (i) not materially delay or prevent consummation of the Arrangement Agreement (including by giving rise to litigation by third parties), (ii) not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) not require the directors, officers, employees, agents or trustees of the Company or its Subsidiaries to take any action in any capacity other than as a director, officer, employee, agents or trustees.

Termination

The Arrangement Agreement may be terminated prior to the closing, as follows:

   (i)          by Acquisitionco and Symmetry if any of the closing conditions in their favour (including the mutual conditions) have not been satisfied by the closing;

  (ii)         by the Company if any of the conditions in its favour (including the mutual conditions) have not been satisfied by the closing;

 (iii)        by either Symmetry, Acquisitionco or the Company if the Arrangement is not completed by November 30, 2007 (subject to extension to January 31, 2008 under certain circumstances);

  (iv)       by mutual agreement of Symmetry, Acquisitionco and the Company;

   (v)        by any of Symmetry, Acquisitionco or the Company if any Law is passed that makes the consummation of the Arrangement illegal or otherwise prohibited;

  (vi)       by any of Symmetry, Acquisitionco or the Company if the Lock-Up Agreement is terminated in accordance with its terms;

 (vii)  by Symmetry and Acquisitionco, if (a) the Board fails to recommend or withdraws, modifies or changes in a manner adverse to Symmetry or Acquisitionco its approval or recommendation of the Arrangement Agreement, the Transaction or the Arrangement Resolution, (b) the Board approves or recommends any Acquisition Proposal, or (c) an Acquisition Proposal shall have been publicly made, publicly announced or otherwise publicly disclosed prior to the Meeting and the Board shall not have sent to its Shareholders, a statement re-affirming the recommendation of the Arrangement within 15 days (in the case of a take-over bid); or issued a press release within 15 days disclosing that the Board re-affirms its recommendation of the Arrangement (in the case of an Acquisition Proposal that is not a take-over bid);

(viii)  by the Company, provided that it is not then in material breach or default of any of its obligations under the Arrangement Agreement, in order to enter into a definitive agreement with respect to a Superior Proposal;

  (ix)  by any of Symmetry, Acquisitionco or the Company, if the Shareholders do not approve the Arrangement Resolution at the Meeting in the manner required by the Interim Order;

   (x)   by any of Symmetry, Acquisitionco or the Company, if Symmetry’s stockholders do not approve the Arrangement at Symmetry’s special meeting;

  (xi)  by Symmetry and Acquisitionco, if (a)  any of the representations and warranties of the Company become untrue or inaccurate such that the conditions precedent would not be satisfied, or (b) there has been a breach on the part of the Company of any of its covenants or agreements such that the conditions precedent would not be satisfied; or

 (xii)  by the Company, if (a) any of the representations and warranties of Symmetry and Acquisitionco became untrue or inaccurate such that the conditions precedent would not be satisfied, or (b) there has been a breach on the part of Symmetry and Acquisitionco of any of their covenants or agreements such that the conditions precedent would not be satisfied.

The right to terminate the Arrangement Agreement shall not be available to the party seeking to terminate if any action of such party or its affiliates or the failure of such party or its affiliates to perform any of its obligations thereunder required to be performed at or prior to the closing shall have resulted in the conditions giving rise to the event of termination.

Termination Fees

Reverse Termination Fee

If any of Symmetry, Acquisitionco or the Company terminates the Arrangement Agreement because Symmetry’s stockholders do not approve the Arrangement, or if the Company terminates the Arrangement Agreement because Symmetry or Acquisitionco have breached any of their covenants or any of their representations and warranties in any material respect, then Symmetry must immediately pay to the Company US$1.25 million, and pay a further amount of US$3.75 million upon distribution of, and from, the funds on deposit in its trust account as promptly as practicable as part of (i) the dissolution and liquidation of Symmetry, or (ii) the release of funds in Symmetry’s trust account upon Symmetry’s consummation of its initial business combination, in each case in accordance with its amended and restated certificate of incorporation and all applicable laws.

Termination Fee

If Symmetry or Acquisitionco terminates the Arrangement Agreement because (i) the Board fails to recommend or withdraws, modifies or changes in a manner adverse to Symmetry and Acquisitionco its approval or recommendation of the Arrangement Agreement, the Transaction or the Arrangement

Resolution, (ii) the Board approves or recommends any Acquisition Proposal, or (iii) an Acquisition Proposal shall have been publicly made, announced or otherwise disclosed before the Meeting and the Board shall not have sent to its Shareholders a statement re-affirming the recommendation for the Arrangement within 15 days (in the case of a take-over bid) or issued a press release within 15 days disclosing that the Board reaffirms its recommendation of the Arrangement (in the case of an Acquisition Proposal that is not a take-over bid), or if the Company terminates the Arrangement Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, then in any such case the Company shall immediately pay to Acquisitionco (or as Acquisitionco may otherwise direct) US$1.25 million, and, on termination of the Lock-up Agreement (provided that the Arrangement has not been completed on or before termination of the Lock-up Agreement), the Company shall pay to Acquisitionco (or as Acquisitionco may otherwise direct) US$3.75 million.

Expense Reimbursement

If Symmetry or Acquisitionco terminates the Arrangement Agreement because the condition as to the minimum Cash Amount and Inventory Value has not been satisfied, then the Company shall pay to Acquisitionco (or as Acquisitionco may otherwise direct) US$1.25 million, as payment in full of Symmetry and Acquisitionco’s out-of-pocket costs and expenses incurred in connection with the Arrangement.

Holdco Alternative

Subject to receipt of all required regulatory approvals, Acquisitionco will permit persons who (i) are resident in Canada for purposes of the Tax Act, (ii) are not exempt from tax under Part I of the Tax Act, and (iii) are registered owners of Shares and elect in respect of such Shares, by notice in writing provided to Acquisitionco (or the Depositary) no later than 5:00 p.m. (Montréal time) on the 15th Business Day prior to the Effective Date to indirectly sell such Shares by selling the shares of a Qualifying Holdco, provided that certain conditions set out in the Arrangement Agreement are satisfied. See “HOLDCO ALTERNATIVE” in this Circular.

Public Notices

Symmetry, Acquisitionco and the Company have agreed that all public notices to third parties and all other publicity concerning the transactions contemplated by the Arrangement Agreement shall be jointly planned and coordinated by Symmetry, Acquisitionco and the Company and no party shall act unilaterally in this regard without the prior approval of the other parties, such approval not to be unreasonably withheld, unless such disclosure shall be required to meet timely disclosure obligations of any party under Applicable Securities Laws and stock exchange rules in circumstances where prior consultation with the other parties is not practicable.

Amendments

The Arrangement Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the consummation of the Arrangement, be amended by mutual written agreement of the parties, and any such amendment may, subject to the Interim Order and applicable laws, without limitation: (i) change the time for performance of any of the obligations or acts of the parties; (ii) waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto; (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the parties; and (iv) waive compliance with or modify any conditions precedent contained in the Arrangement Agreement.

Governing Law

The Arrangement Agreement is governed by the laws of the Province of Québec and the federal laws of Canada applicable in the Province of Québec. Each party to the Arrangement Agreement irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Québec in respect of all matters arising under or in relation to the Arrangement Agreement.

OTHER RELEVANT AGREEMENTS

Lock-up Agreement

On June 21, 2007, the Principal Shareholders entered into a Lock-up Agreement, whereby they agreed to irrevocably support and vote all of their Shares, representing approximately 67.5% of the Shares outstanding, in favour of the Arrangement. Each of the Principal Shareholders has agreed during the term of the Lock-up Agreement to: (i) publicly support the Arrangement; (ii) vote or cause to be voted in favour of the Arrangement all of the Shares beneficially owned or controlled by him; (iii) vote his Shares against any Acquisition Proposal or any proposed action which may adversely affect the likelihood of success of the Arrangement, not deposit his Shares to any Acquisition Proposal, and not otherwise support any Acquisition Proposal in any manner whatsoever; and (iv) not exercise any rights of dissent or appraisal in connection with the Arrangement.

In addition, in the event that Acquisitionco determines that it is necessary or desirable to proceed with another form of transaction (such as a take-over bid or amalgamation) as a consequence of termination of the Arrangement Agreement, whereby Symmetry or Acquisitionco or any of their Affiliates would acquire the Shares held by the Principal Shareholders and which would result in them obtaining the same or higher cash consideration for their Shares, the Principal Shareholders have agreed to support the completion of such alternative transaction in the same manner as the Arrangement, including using commercially reasonable efforts to assist Symmetry and Acquisitionco to successfully complete such alternative acquisition, and to not take any actions to impede, delay or compromise the successful completion of the alternative transaction.

The Lock-up Agreement continues through November 30, 2007. If the Arrangement has not been consummated by November 30, 2007 as a result of a delay in the SEC review of Symmetry’s proxy statement, Symmetry may extend the Lock-up Agreement from November 30, 2007 to January 31, 2008 and the Principal Shareholders may extend the Lock-up Agreement from November 30, 2007 to December 31, 2007. The Lock-up Agreement may also be terminated (i) by mutual written consent of the parties, (ii) by any of the parties, if at the meeting of Symmetry’s stockholders held in connection with the proposed transaction (a) the acquisition of the Company by Symmetry shall not have been approved by a majority of the outstanding shares of common stock voted by the public stockholders, (b) public stockholders owning more than 29.99999% of the Symmetry shares issued under its initial public offering both vote against approval of the acquisition of the Company by Symmetry and exercise their conversion rights attaching to Symmetry’s shares, or (iii) by the Principal Shareholders if either Symmetry or Acquisitionco (a) is in material default of its obligations under the Arrangement Agreement to consummate the Arrangement, or (b) any of the representations or warranties of Symmetry or Acquisitionco under the Lock-up Agreement shall have been or subsequently become untrue or incorrect in any material respect, provided that the Principal Shareholders have notified Symmetry in writing of any such default mentioned in (a) and (b) above and a 15 Business Day cure period has expired.

Non-Competition Agreements

On June 21, 2007, the Principal Shareholders each entered into a Non-Competition Agreement whereby, commencing immediately after the closing, each has agreed not to directly or indirectly own any interest in, operate, manage, control, participate in, consult with, advise, render services for, carry on or engage in any manner in any business, lend money to, guarantee the debts or obligations of or permit his name to be used or employed by any person engaged in or concerned with or interested in (collectively, the “Restricted Actions”) any business that is the same as or competitive with the business of the Company in such territories that the Company conducts business, other than Restricted Actions in respect of a permitted joint venture. In addition, they have each agreed not to solicit, among others, any executive employee, customer or prospective customer of the Company. These restrictions continue through July 1, 2009. Further, each has agreed to make themselves available to Symmetry, from closing through December 31, 2007, if reasonably requested by Symmetry and Acquisitionco, to perform certain consulting services consisting of the duties and responsibilities they previously fulfilled as executive officers of the Company which may be desirable or necessary to transition the business to Symmetry.

Under the terms of the Non-Competition Agreements, the Principal Shareholders may engage in the Restricted Actions in respect of a potential business venture to sell products produced in a cut-to-length with in-line temper mill and slitting operation, to be constructed in the State of Mississippi, together with a third party steel business operator previously disclosed to Symmetry.

OTHER RELEVANT TRANSACTIONS

Pursuant to the Arrangement Agreement, as a condition precedent to the closing of the Arrangement, the Company shall have met certain minimum cash and inventory levels at the closing, and sold certain assets to Jonesco, a company formed or to be formed and controlled by Jones Sr. and/or Jones Jr., for total consideration of approximately US$15.0 million. The Arrangement Agreement provides for the following transactions:

Asset Sales

Immediately prior to the Effective Time and subject to all the conditions to the consummation of the Arrangement being satisfied, Novamerican Tube Holdings, Inc., a subsidiary of the Company, will sell a Hawker Beechcraft 850XP aircraft to Jonesco, for a consideration of US$11,662,000 payable in cash on closing of the Arrangement. The sale of the aircraft is subject to all the conditions to the consummation of the Arrangement being satisfied. An independent assessment was obtained from Greg McCurley of Hawker Pre-Owned Aircraft assessing the current market value of the plane. The Aircraft is to be free and clear of any liens and/or encumbrances as of the date of sale with merchantable title. The sale will be made on an “as is, where is” basis and without any representations or warranties, legal or contractual, on the part of Novamerican Tube Holdings, Inc. as to the condition of the aircraft.

Furthermore, immediately prior to the Effective Time and subject to all the conditions to the consummation of the Arrangement being satisfied, Nova Steel Processing Centre Ltd., a subsidiary of the Company, will sell to Jonesco the property located at 28 Glover Access Road, Hamilton, Ontario, for a consideration of US$3,484,722 cash without adjustments. An independent assessment was obtained from Brian Dunca of Antec Appraisal Group Inc. regarding the fair market value of such property. The sale of the property is subject to the consummation of the Arrangement and to compliance with the Planning Act. The sale will be made on an “as is, where is” basis and without any representations or warranties of any nature whatsoever by Nova Steel Processing Centre Ltd. Nova Steel Processing Centre Ltd. will discharge any mortgages registered against the property but Jonesco will otherwise accept title to the property in its current condition.

Sale Leaseback Transaction

At the time set forth in the Plan of Arrangement, Amalco 2 (a successor to the Company) will enter into a Sale and Leaseback Transaction with Jonesco regarding the LaSalle Property, for a consideration of US$12,062,500 for the sale of the LaSalle Property. All movable property located on the top floor of the office building of the LaSalle Property, but excluding all operating machinery and equipment, will be sold at a price to be agreed. The sale will be made without any representations or warranties, legal or contractual, on the part of Amalco 2 and Jonesco shall purchase the LaSalle Property at its own risk.

The leased premises will consist of all the LaSalle Property other than the top floor of the office building located on the LaSalle Property. The lease will have an initial term of 12 years with one three-year renewal option in favour of Amalco 2, which shall be on the same terms and conditions, except for the rental rate. The rental basis will be Cdn$6.25 per square foot, which will be reset every three years based upon the market rate. Jonesco and Amalco 2 will agree to allocate amongst themselves which structural repairs to the LaSalle Property (e.g., foundation, slab, columns, beams, roof deck, etc.) will be Jonesco’s responsibility and which will be Amalco 2’s responsibility based upon customary practices for a transaction of this nature. Electricity, heating and other utilities will be paid based upon consumption, if consumption can be separately measured. If separate measurement is not possible, the parties will engage an engineer or other appropriate expert to determine an appropriate proportionate allocation cost based on the respective uses of the premises occupied by Amalco 2 and Jonesco. The determination shall be made at the commencement of the term and shall apply throughout the term and all renewals. Jonesco and Amalco 2 will agree to determine the amount that Jonesco will bear for insurance costs and real estate taxes.

Amalco 2 will have the right to sublet or assign the lease, provided Amalco 2 will remain liable under the lease agreement and subject to consent of Jonesco, which consent shall not be unreasonably withheld. Amalco 2 will also have a right of first refusal in respect of a subsequent sale of the LaSalle Property. Amalco 2 will have the right to make such changes and improvements to the leased premises subject to submission of plans to and consent of Jonesco, which consent shall not be unreasonably withheld.

An independent assessment was obtained from Roy P. Connolly of Altus Group Limited regarding the fee-simple market value of the LaSalle Property and the overall rent of Cdn$6.25 per square foot.

Logistics Service Agreement

At the time set forth in the Plan of Arrangement, Chriscott Logistics Inc., an entity controlled by Jones Jr., will enter into a three-year transportation and services agreement pursuant to which it will provide Amalco 2 with logistics, hauling, trailer leasing and transportation services on the same basis as current arrangements with the Company and at market competitive rates no less favourable to Amalco 2 than those Chriscott Logistics Inc. offers to any other person. If Amalco 2 is able to obtain a more favourable rate from a third party, Amalco 2 shall give Chriscott Logistics Inc. a reasonable opportunity to match such rates. Chriscott Logistics Inc. will maintain its principal office at the LaSalle Property and will provide logistics services to Amalco 2 from that office as long as Jones Sr. and/or Jones Jr., directly or indirectly, own the LaSalle Property and Amalco 2 carries on its business from this location. Chriscott Logistics Inc. will procure and maintain, and ensure that any carriers with which it subcontracts procure and maintain, at its or the carrier’s sole cost and expense, customary insurance.

HOLDCO ALTERNATIVE

Subject to receipt of all required regulatory approvals, Acquisitionco will permit persons (“Qualifying Holdco Shareholders”) who (i) are resident in Canada for purposes of the Tax Act, (ii) are not exempt from tax under Part I of the Tax Act, and (iii) are registered owners of Shares and elect in respect of such Shares, by notice in writing provided to Acquisitionco (or the Depositary) no later than 5:00 p.m. (Montréal time) on the 15th Business Day prior to the anticipated Effective Date (the “Holdco Election Date”) to sell shares of a “Qualifying Holdco” (the “Holdco Alternative”) provided that:

(a)          such Qualifying Holdco was incorporated under the Companies Act (Nova Scotia) after June 21, 2007, the date of the Arrangement Agreement, and is a wholly-owned disregarded entity of such shareholder for US federal income tax purposes within the meaning of Treasury Regulation section 301.7701-2 and is not a partnership for U.S. federal income tax purposes;

(b)         such Qualifying Holdco is a single purpose company that has not carried on any business, never had any employees, does not have any right or interest in any property of any kind whatsoever other than the Shares, has never entered into any transaction other than those relating to and necessary for the ownership of Shares or with Acquisitionco’s consent such other transactions as are necessary to facilitate those transactions described in the Plan of Arrangement;

(c)          at the Effective Time, such Qualifying Holdco has no liabilities or obligations of any kind whatever;

(d)         at the Effective Time, such Qualifying Holdco will not have unpaid declared dividends or other distributions (other than any dividend that is to be paid by such Qualifying Holdco pursuant to the Plan of Arrangement) and any promissory note issued in payment of a dividend shall no longer be outstanding as of the Effective Time;

(e)          such Qualifying Holdco shall have no shares outstanding other than the common shares being disposed of to Acquisitionco by the Qualifying Shareholder, who shall be the sole beneficial owner of such shares;

(f)            at all times such Qualifying Holdco is a resident of Canada and a “taxable Canadian corporation” for the purposes of the Tax Act and is not a resident of any other country and has no taxable presence in any other country;

(g)          such Qualifying Holdco has no more than three directors and three officers;

(h)         the Qualifying Holdco Shareholder shall at its cost and in a timely manner prepare and file all income tax returns of such Qualifying Holdco in respect of the taxation year of such Qualifying Holdco ending immediately prior to the acquisition of such Qualifying Holdco by Acquisitionco, subject to Acquisitionco’s right to approve all such tax returns as to form and substance;

(i)            the Qualifying Holdco Shareholder shall indemnify Acquisitionco, and any successor thereof, for any and all liabilities of the Qualifying Holdco (other than tax liabilities of the Qualifying Holdco that arise as a result of the Qualifying Holdco disposing of the Shares after the Effective Date) in a form satisfactory to Acquisitionco in its sole discretion;

(j)             the Qualifying Holdco Shareholder has net assets which are satisfactory to Acquisitionco or provides Acquisitionco with security satisfactory to Acquisitionco in respect of such Qualifying Holdco Shareholder’s indemnification obligations as set out in paragraph (i) above;

(k)         each Qualifying Holdco Shareholder will be required to enter into a share purchase agreement and other ancillary documentation (collectively, the “Holdco Agreements”) containing representations and warranties and covenants acceptable to Acquisitionco, acting reasonably;

(l)            the Qualifying Holdco Shareholder will provide Acquisitionco with copies of all documents necessary to effect the transactions contemplated in the Arrangement Agreement on or before the 10th Business Day preceding the Effective Date, the completion of which will comply with applicable Laws (including securities Laws) at or prior to the Effective Time;

(m)     the entering into or implementation of the Holdco Alternative will not result in any delay in completing any other transaction contemplated by the Arrangement Agreement;

(n)         access to the books and records of such Qualifying Holdco shall have been provided to Acquisitionco on or before the 10th Business Day prior to the Effective Date and Acquisitionco and its counsel shall have completed their due diligence regarding the business and affairs of such Qualifying Holdco;

(o)         the terms and conditions of such Holdco Alternative must be satisfactory to Acquisitionco and the Company, acting reasonably, and must include representations and warranties which are satisfactory to Acquisitionco, acting reasonably; and

(p)         prior to the Effective Time the Qualifying Holdco Shareholder will be required to pay all reasonable out-of-pocket expenses incurred by Acquisitionco in connection with the Holdco Alternative, including any reasonable costs associated with any due diligence conducted by Acquisitionco or the Company.

Any Qualifying Holdco Shareholder who elects the Holdco Alternative will be required to make full disclosure to Acquisitionco of all transactions involved in such Holdco Alternative. In the event that the terms and conditions of such Holdco Alternative or any transactions involved in the Holdco Alternative are not satisfactory to Acquisitionco, acting reasonably, no Holdco Alternative shall be offered and the other transactions contemplated by the Arrangement Agreement shall be completed subject to the other terms and conditions thereof.

Each Qualifying Holdco Shareholder that has elected the Holdco Alternative will be required to enter into Holdco Agreements in the form required by Acquisitionco, acting reasonably. Failure of any Qualifying Holdco Shareholder to properly elect the Holdco Alternative on or prior to the Holdco Election Date or failure of any Qualifying Holdco Shareholder to properly enter into a Holdco Agreement will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative.

Upon request by a Qualifying Holdco Shareholder, Acquisitionco may in its sole discretion agree to waive any of the requirements for making a Qualifying Holdco Election described above.

The Holdco Alternative may also have favourable or negative Canadian income tax consequences for the Qualifying Holdco Shareholders that are not described in this document. Qualifying Holdco Shareholders wishing to avail themselves of the Holdco Alternative should consult their own financial, tax and legal advisors.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, the Company, Acquisitionco and Symmetry obtained the Interim Order authorizing and directing the Company to call, hold and conduct the Meeting, in accordance with the Notice of Special Meeting, the CBCA, the Interim Order and, in that connection, to submit the Arrangement to the Meeting and to seek approval thereof from Shareholders in the manner set forth in the Interim Order. A copy of the Interim Order is attached as Appendix E to this Circular.

Subject to the requisite approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or after November 2, 2007 in the Court at 1 Notre-Dame Street East, Montréal, Québec. Any Shareholder who wishes to appear, or to be represented, and to present evidence or arguments must serve and file an appearance (an “Appearance”) as set out in the Application for Interim and Final Order (the “Application”) and satisfy any other requirements set forth in the Interim Order. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served an Appearance in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Application is attached as Appendix F to this Circular.

In considering the fairness and reasonableness of the Arrangement, the Court may consider factors such as the level and nature of Shareholders approval, the level of support from the Board (that is, has the Board unanimously recommended the Arrangement), whether a fairness opinion has been provided by an independent and reputable financial adviser, whether Dissent Rights have been provided and the degree to which Shareholders have exercised them, whether the information provided to Shareholders was of a quantity and quality sufficient to enable them to make an informed decision, and whether the application for a fairness determination is actively opposed. The Court will also consider the substantive fairness of the Arrangement, largely based on the Shareholders’ vote, the fairness opinion, and other factors such as whether the transaction provides Shareholders with a premium over the Share price before the announcement of the transaction.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Principal Regulatory Matters

The Arrangement is conditional upon the filing of all required notifications, the receipt of all approvals under applicable antitrust/competition laws and the satisfaction of other regulatory requirements, or the expiration of applicable waiting periods under such laws, including under the HSR Act. The Arrangement is also conditional upon the receipt of approval under the Investment Canada Act and the Competition Act.

HSR Act

Under the HSR Act, the Arrangement may not be completed until the required HSR notifications have been filed with the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the U.S. Federal Trade Commission (“FTC”), and the required waiting period has expired. The initial waiting period is 30 days after the parties have filed notification forms, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an in-depth investigation is required and issues a formal request for additional information and documentary material (referred to as a “Second Request”), in which case the waiting period will expire 30 days after all persons to whom a Second Request for additional information is directed have substantially complied with the Second Request. On July 24, 2007, the Company, Symmetry and Acquisitionco filed Notification and Report Forms under the HSR Act with the DOJ and the FTC and requested early termination of the waiting period. On August 23, 2007, the waiting period under the HSR Act had expired.

Investment Canada Act

Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian that exceed prescribed monetary thresholds are subject to review and cannot be implemented unless the applicable Minister responsible for the Investment Canada Act is satisfied that the acquisition is likely to be of net benefit to Canada. The Minister of Canadian Heritage (for cultural activities) and the Minister of Industry (for all other activities) are the two Ministers who are responsible for reviewing transactions under the Investment Canada Act. Where a transaction is subject to this prior review requirement (a “Reviewable Transaction”), an application for review must be filed with the applicable Director of Investments appointed by the responsible Minister(s), and approval of the Reviewable Transaction must be sought and obtained in the manner set forth below, prior to the implementation of the Reviewable Transaction. The responsible Minister(s) is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada.

The prescribed factors of assessment to be considered by the responsible Minister(s) include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian parts, components and services and exports from Canada), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within any industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies) and the contribution of the investment to Canada’s ability to compete in world markets.

The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister(s) has (have) not completed the review by that date, the responsible Minister(s) may unilaterally extend the review period by up to 30 days (or such longer period as the Minister(s) and the applicant may agree) to permit completion of the review. In determining whether a Reviewable Transaction is of net benefit to Canada, the responsible Minister(s) will take into account, among other things, the previously noted factors specified in the Investment Canada Act, as well as any written undertakings that may be given by the applicant. If a notice that a Reviewable Transaction is determined not to be of net benefit to Canada is sent to the applicant, it may not be implemented (although the applicant would have an additional 30 days to make representations and submit undertakings in an effort to secure approval). If no notice is sent to the applicant by the responsible Minister(s) within the 45 day period or the extended period, as the case may be, the Reviewable Transaction is deemed to be approved.

The acquisition of control of the Company contemplated by the Arrangement involves the acquisition of a Canadian business by a non-Canadian and exceeds the prescribed monetary thresholds and is therefore a Reviewable Transaction. In accordance with the requirements of the Investment Canada Act, an application for review was filed with the Director of Investments appointed by the Minister of Industry on July 10, 2007. The Minister of Industry, on August 24, 2007, extended the initial 45-day review period by 30 days and, on September 20, 2007, the review period was further extended at the request of Symmetry and Acquisitionco until October 23, 2007. As at October 1, 2007, Symmetry and Acquisitionco had not yet received notice that the Transaction had been determined to be of net benefit to Canada. However, Symmetry and Acquisitionco anticipate that they will receive such notice prior to the Meeting on October 31, 2007.

Competition Act

Under the Competition Act, certain transactions that exceed specified financial and shareholding thresholds require prior notification (a “Notifiable Transaction”) to the Commissioner under the Competition Act (the “Commissioner”) unless the Commissioner issues an advance ruling certificate under section 102 of the Competition Act (an “ARC”) or waives the filing obligation in respect of the transaction. If a transaction is a Notifiable Transaction, it may not be completed until the parties have made the requisite filing(s) to the Commissioner and the applicable statutory waiting period(s) has (have) expired or been terminated, or the Commissioner has either issued an ARC or, in lieu of an ARC, waived the obligation to file a pre-merger notification. The Commissioner’s review of a transaction may take longer than the statutory waiting period.

The Transaction contemplated by the Arrangement is a Notifiable Transaction. Symmetry and Acquisitonco filed a request for an ARC with the Commissioner on July 12, 2007. On July 20, 2007, the Commissioner granted the ARC.

Stock Exchange De-Listing and Reporting Issuer Status

The Shares are expected to be de-listed from the NASDAQ soon after the Arrangement is completed. The Company will also seek to be deemed to have ceased to be a reporting issuer under the U.S. securities legislation and, following completion of the Arrangement, the Shares will become eligible for termination of registration under the Exchange Act and the Company’s obligation to file reports under section 13(d) of the Exchange Act will be suspended immediately upon the filing of a Form 15F with the SEC.

Q-27 Exemption

On July 4, 2007, the Company filed with the Autorité des marchés financiers (the “AMF”) a request for an exemption pursuant to Section 263 of the Securities Act (Québec) and Section 9.1 of Regulation Q-27 respecting Protection of Minority Securityholders in the Course of Certain Transactions (“Q-27”) from all obligations pursuant to Parts 4 and 5 of Q-27 with respect to the Plan of Arrangement.

Each of Ontario Securities Commission Rule 61-501—Insider Bids, Issuer Bids, Business Combination and Related Party Transactions (“OSC Rule 61-501”) and Q-27 is intended to regulate certain transactions to ensure the protection and fair treatment of minority securityholders. OSC Rule 61-501 and Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction, respectively, is required to obtain a formal valuation of the affected securities from a qualified and independent valuator and to provide the holders of the affected securities with a summary of such valuation. OSC Rule 61-501 and Q-27 also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, respectively, the approval of a simple majority of the votes cast by “minority” shareholders of each class of affected securities, voting separately as a class, must be obtained.

On July 23, 2007, the AMF granted the exemption. The principal reason for the granting of the exemption, among others, is that the Company is not a reporting issuer in any province or territory in Canada within the meaning of OSC Rule 61-501, and such OSC Rule 61-501 therefore does not apply to the Company.

INFORMATION CONCERNING THE COMPANY

History and Development of the Company

The Company was incorporated on April 4, 1997 under the CBCA. The Company processes and distributes, through its 22 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and the Provinces of Québec and Ontario, carbon steel, stainless steel and aluminum products, including carbon steel tubular products, and operates as an intermediary between primary metal producers and manufacturers that require processed metal. Its registered office, principal place of business and principal executive offices are located at 6001 Irwin Street, LaSalle, Québec, Canada H8N 1A1.

On November 7, 1997, the Company completed its initial public offering of 2,200,000 Shares and, at such time, its Shares were listed on NASDAQ where they continue to be traded under the symbol “TONS.”

Business Overview

The Company is a well-established steel service center, processor and tubing manufacturer. It operates from 11 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and from 11 locations in the Provinces of Québec and Ontario. Since its inception, the Company has grown its business internally through identifying and capturing niche opportunities in steel manufacturing and processing, and through selective acquisitions. This has enabled it to become a multi-facility, multi-process provider of value-added services in several processing and geographic niches. For example, based on the Company’s knowledge of the industry, it believes that it is one of three producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada. The Company has also installed an in-line temper mill in its LaSalle, Québec facility, which it believes makes it the only independent provider of this high-precision service in Canada.

The Company processes and distributes carbon steel, stainless steel and aluminum products and operates as an intermediary between primary metal producers and the manufacturers that require processed metal, often on a just-in-time delivery basis. The Company produces steel tubing in various sizes for use in the structural and automotive markets (including tubing used in hydroforming). The Company also produces roll formed steel sections and manufactures heavy equipment parts and accessories. The Company’s flat rolled processing capabilities include pickling, slitting, blanking, leveling, temper-rolling and cutting-to-length to precise customer specifications. Additionally, the Company performs many of these processing services for customers who provide their own steel, referred to in the industry as toll processing.

In fiscal 2006, the Company had net sales of US$840.8 million, operating income of US$69.4 million and net income of US$44.3 million. Since its initial public offering in 1997, the Company’s total tons sold and processed have grown from 829,000 tons in 1997 to 1,749,000 tons in 2006, which represents a compound annual growth rate of 8.7% and its shareholders equity has grown from US$60.8 million in 1997, to US$328.5 million in 2006, which represents a compound annual growth rate of 20.6%.

Customers and Distribution

In fiscal 2006, the Company processed steel for sale to approximately 6,200 customers. The Company’s diversified customer and geographic base serves to reduce its exposure to fluctuations in business and economic cycles in particular industries and regions. In fiscal 2006, the Company’s top 20 customers accounted for less than 31.5% of total net sales and no single customer accounted for more than 7.3% of total net sales. The Company’s major customers include automotive parts manufacturers and stampers, other steel service centers, general fabricators and manufacturers of transportation equipment, material handling equipment, electrical components, appliances, storage tanks, railway cars, ship building material, construction and heavy equipment and agricultural equipment. The Company’s sales to automobile manufacturers and their suppliers combined with the Company’s sales to manufacturers supplying the automotive “after market” components and parts in fiscal 2006 accounted for approximately 23.6% of total net sales and the Company’s sales to other steel service centers accounted for approximately 18.6% of total net sales.

The Company’s facilities are strategically located to serve its broad customer base, which is largely located in the Northeastern and Mid-Atlantic United States, as well as Central Canada. These strategic locations allow the Company to operate an efficient delivery system capable of handling a high volume of short lead-time orders. The Company transports most of its products directly to customers via its own fleet of trucks, through independent trucking firms and through a logistics company owned by one of its current directors, Jones Jr.

The following table sets forth the net sales of the Company’s Canadian and U.S. affiliates for the past three fiscal years:

	Nov. 25, 2006	Nov. 26, 2005	Nov. 27, 2004
	(In thousands of U.S. dollars)
Canadian affiliates	$481,278	$489,879	$419,532
U.S. affiliates	359,520	344,810	349,095
	$840,798	$834,689	$768,627

Due to the impact of seasons and climate in the regions the Company predominantly serves, demand for certain of its products may fluctuate during the winter months.

Voting Securities

The Company has 10,450,000 Shares outstanding each of which entitle Shareholders to one vote for each share held on all matters submitted to a vote of Shareholders, except matters submitted to a vote of another class or series of Shares. Shareholders do not have cumulative voting rights. Shareholders are entitled to receive such dividends, if any, as may be declared by the Board  out of funds legally available therefore. Upon the Company’s liquidation, dissolution or winding-up, the Shareholders are entitled to receive the Company’s assets. Shareholders have no preemptive, subscription, redemption or conversion rights. The Shares outstanding are fully paid and non-assessable.

The Board is authorized to issue preferred shares, in one or more series, and to fix the rights, privileges, restrictions, conditions and limitations, and the number of shares constituting any series or the designations of such series, without further vote or action by the Shareholders. No preferred shares are currently issued and outstanding.

Major Shareholders

The following table sets forth certain information with respect to the ownership of the Shares as of September 21, 2007 (except as noted below) by each person or entity known by the Company to beneficially own more than 5% of the Shares. Unless otherwise indicated, the persons named below have the sole voting and investment power with respect to the number of Shares set forth opposite their names. None of these persons has different voting rights from any other Shareholders.

Names of Beneficial Owners	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned, Controlled or Directed
D. Bryan Jones	5,691,372	(a)	54.5%
Scott B. Jones	1,387,823	(b)	13.3%
FMR Corp.	1,310,000	(c)	12.5%

(a)              Includes 4,491,669 Shares owned by 3349942 Canada Inc., a Canadian corporation, all the Shares of which are owned by Jones Sr. and the Jones Family Trust (a trust established under the laws of the Province of Ontario), and 910,217 Shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc. and 33,136 Shares owned by 4273281 Canada Inc., a Canadian corporation, all the Shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(b)             Includes 1,104,966 Shares owned by 3195538 Canada Inc., a Canadian corporation, all the Shares of which are owned by Jones Jr. and 257,935  Shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc. and 6,136 Shares owned by 4273281 Canada Inc., a Canadian corporation, all the Shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(c)              As of December 31, 2006, based solely on the most recent Schedule 13G/A filed by FMR Corp. et al. and Edward C. Johnson 3rd, on February 14, 2007. Includes 650,000 Shares held by Canadian Growth Company Fund and 660,000 Shares held by Fidelity North Star Fund Sub A, according to such filing.

The Company believes that over 70% of its Shares are held in Canada and less than 30% of its Shares are held in the United States. It estimates that it has 13 Shareholders of record in Canada.

Markets

The Shares are currently traded on NASDAQ where they were initially traded on October 31, 1997, in connection with the Company’s initial public offering. The Shares are not traded on any other exchanges. Prior to October 31, 1997, there was no public market for the Shares.

Directors and Senior Management

The directors and executive officers of the Company beneficially own, directly or indirectly, or exercise control or direction over approximately 68.4% of the Shares as of the date hereof. Except as disclosed elsewhere herein, all of the Shares held by the directors and executive officers of the Company will be treated identically and in the same manner under the Arrangement. Each director and executive officer of the Company intends to vote his or her Shares in favour of the Arrangement Resolution.

The following are the current members of the Board and the Company’s executive officers:

Name	Age(d)	Position(s) Held
D. Bryan Jones(a)(b)	67	Chairman of the Board, Chief Executive Officer and Director
Scott B. Jones	42	President, Director and Interim President—American Steel
Lawrence P. Cannon	43	Vice President and Chief Financial Officer
Robert D. Taberner	55	Vice President and General Manager-Nova Steel, Ontario
Roger Daigneault	50	Vice President, Corporate Purchasing
Peter V. Balboni	60	Vice President, Finance and Treasurer-American Steel
Pina Santillo, CA, CPA	39	Corporate Controller and Secretary
Christopher H. Pickwoad(b)	67	Director
Michael L. Richards	68	Director
John LeBoutillier, C.M.(a)(b)(c)	63	Director
Alexander Adam(a)(c)	62	Director
Robert Panet-Raymond(c)	64	Director

(a)              Member of compensation committee.

(b)             Member of the nominating committee.

(c)              Member of the audit committee.

(d)             This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.

The following are the Board members and all of the issued and outstanding Shares each director currently owns:

Name	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
D. Bryan Jones	April 4, 1997	5,691,372	(a)
Scott B. Jones	April 4, 1997	1,387,823	(b)
Christopher H. Pickwoad	April 4, 1997	43,077
Michael L. Richards	September 24, 1997	7,300
John LeBoutillier, C.M.	September 24, 1997	10,300
Alexander Adam	April 1, 2003	1,000
Robert Panet-Raymond	June 29, 2005	1,000

(a)              Includes 4,491,669 Shares owned by 3349942 Canada Inc., a Canadian corporation, all the Shares of which are owned by Jones Sr. and the Jones Family Trust (a trust established under the laws of the Province of Ontario), 910,217 Shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc. and 33,136 Shares owned by 4273281 Canada Inc., a Canadian corporation, all the Shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(b)             Includes 1,104,966 Shares owned by 3195538 Canada Inc., a Canadian corporation, all the Shares of which are owned by Jones Jr., 257,935 Shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc. and 6,136 Shares owned by 4273281 Canada Inc., a Canadian corporation, all the Shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

Liability Insurance of Directors

The Company currently holds, and held throughout the last completed financial year, directors’ and officers’ liability insurance with a policy limit of US$15.0 million, subject to a US$250,000 deductible anywhere in the United States and to a US$100,000 deductible anywhere else in the world in respect of each loss. The policy expires on May 31, 2008. The Arrangement Agreement provides for the continuation of the directors’ and officers’ insurance for the current directors following completion of the Arrangement. See “PARTICULARS OF THE ARRANGEMENT—Interests of Directors, Executive Officers and Others in the Arrangement—Indemnification and Insurance” in this Circular.

Management Compensation

During fiscal 2006, the aggregate compensation the Company paid for services rendered by the named executive officers as a group totaled US$6.8 million. One of the Company’s executive officers receives, as a bonus, a certain percentage of pre-tax earnings of the operations that he manages, which percentage is determined by negotiation between that officer and the Company. This bonus is included in the aggregate compensation disclosed in this paragraph.

Compensation of Directors

The Company’s non-employee directors are remunerated for their services with an annual retainer fee and an attendance fee for each meeting of the Board or meeting of a committee thereof attended. In fiscal 2006, the Company paid each of its non-employee directors an annual fee of US$8,000, plus a fee of US$1,500 for each Board meeting and each committee meeting attended, except that the chairmen of committees of the Board were paid a fee of US$3,000 for each meeting at which they acted as chair. The meeting fee is equivalent to 50% of the above for meetings held by telephone conference. In fiscal 2006, payments made by the Company to the non-employee directors for their services as directors amounted to US$0.1 million. The Company also reimbursed out-of-pocket expenses related to the directors’ attendance at such meetings.

Share Option Plan

The following is a summary of the principal features of the Share Option Plan.

The Share Option Plan provides for the grant of incentive stock options (“ISOs”) as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options (“NSOs”) and other rights (collectively “Awards”). Administration of the Share Option Plan has been assigned to the compensation committee of the Company. The compensation committee has, subject to the terms of the Share Option Plan, the authority to grant Awards under the Share Option Plan, to construe and interpret the Share Option Plan and to make all other determinations and take any and all actions necessary or advisable for the administration of the Share Option Plan.

The Company’s key employees, executive officers, directors and other individuals, who render services of special importance to the management, operation and development of the Company, or a subsidiary thereof, are eligible to receive Awards under the Share Option Plan, but only employees of the Company and its subsidiaries are eligible to receive ISOs. Options will be exercisable during the period specified by the compensation committee in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule that is determined by the compensation committee. Notwithstanding the provisions of any option agreement, options may, at the discretion of the compensation committee, become immediately exercisable in the event of a “change of control” (as defined in the Share Option Plan) of the Company and in the event of certain mergers and reorganizations of the Company. No option will remain exercisable later than 10 years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the Shares).

On September 24, 1997, options to purchase 750,000 Shares were granted to three executive officers of the Company at an exercise price of US$14.00 per Share. All of these options have since been exercised and sold. Such options represent the only Awards granted under the Share Option Plan to date. As at the date hereof, there were no Awards outstanding under the Share Option Plan.

Board Committees

To date, the Board has established three committees:

(i)             a compensation committee, which is currently comprised of Messrs. Alexander Adam, John LeBoutillier and D. Bryan Jones, and whose purpose is to make recommendations concerning salaries and incentive compensation for executive officers and to administer its share option plan;

(ii)         an audit committee, which is currently comprised of Messrs. John LeBoutillier, Alexander Adam and Robert Panet-Raymond, and whose purpose is to review the Company’s annual and quarterly results, its communications with Shareholders, the scope of the audit and other services provided by its independent auditors and to recommend to the Board the selection and remuneration of the auditors, and which operates in accordance with the terms of a charter that complies with NASDAQ’s listing standards. The independent registered public accounting firm who audited the consolidated financial statements of the Company for fiscal year 2006 is Raymond Chabot Grant Thornton LLP; and

(iii)     a nominating committee, which is currently comprised of Messrs. D. Bryan Jones, Christopher H. Pickwoad and John LeBoutillier, and whose purpose is to advise and make recommendations to the Board concerning the selection of candidates as nominees for directors.

The Company has also established the Special Committee to consider matters relating to the Arrangement. The Special Committee is comprised of Messrs. John LeBoutillier, Alexander Adam and Robert Panet-Raymond.

Dividend Policy

The Company has never declared or paid dividends on its Shares in the past, and does not anticipate paying cash dividends on its Shares for the foreseeable future, except as disclosed in this Circular under “THE ARRANGEMENT AGREEMENT—Acquisition Consideration and Special Dividend.” At present, the Company intends to retain any future earnings to finance its operations and expansion.

The Company Market Price and Trading Volume Date

The Shares trade on the NASDAQ Global Market under the symbol “TONS.” The following table shows, for the last three years, the high and low prices for the Company’s Shares as reported on NASDAQ.

	Price Range (US$)		Volume
	High	Low
2007
September (up to September 21)	52.38	47.49	23,400
August	51.98	39.70	55,700
July	54.52	48.86	47,600
June	54.77	42.83	63,700
May	51.56	41.83	48,200
April	54.00	42.10	63,200
March	45.88	38.54	18,700
February	45.38	35.74	32,400
January	38.61	34.00	16,300

	Price Range (US$)		Volume
	High	Low
2006
December	39.25	35.42	8,900
November	39.22	36.60	12,100
October	37.50	31.52	15,900
September	35.21	31.75	21,800
August	37.13	32.58	23,200
July	41.71	34.21	24,800
June	46.00	36.34	26,800
May	46.47	39.35	33,700
April	48.52	40.29	53,200
March	41.77	39.66	36,200
February	43.62	39.10	88,200
January	43.71	36.55	88,800

	Price Range (US$)		Volume
	High	Low
2005
December	41.73	34.63	30,800
November	42.00	36.08	18,500
October	39.91	34.14	44,100
September	34.89	28.80	49,200
August	34.59	29.00	61,100
July	34.14	26.55	93,800
June	39.94	28.90	58,700
May	41.27	32.37	117,700
April	62.00	35.35	95,800
March	90.27	57.83	204,400
February	89.16	68.51	116,800
January	74.85	53.06	223,700

Previous Purchases and Sales

During the 12 months prior to the date hereof, the Company has not purchased or sold any of its own securities (excluding securities purchased or sold pursuant to the exercise of options).

Previous Distribution of Securities

Date	Purpose of Distribution	Number of Common Shares	Aggregate Proceeds
Fiscal 2004	Exercise of Options	86,089	US$1,205,246
Fiscal 2005	Exercise of Options	370,137	US$5,181,918
Fiscal 2006	Exercise of Options	293,774	US$4,112,836

Related Party Transactions

A Canadian corporation owned by Jones Jr. owns four facilities located in Canada comprising a total of 261,700 square feet and leases them to the Company on a triple-net basis at an aggregate annual rent of approximately US$1.3 million. Another Canadian corporation 50% indirectly owned by Jones Jr. and 50% by a party unrelated to the Company owns a facility located in Canada comprising a total of 118,300 square feet and leases it to the Company on a triple-net basis at an aggregate annual rent of approximately US$0.4 million. All the facility leases expire at varying dates between May 31, 2008 and April 30, 2012, and all but one are subject to one or two five-year renewal options.

A Canadian corporation owned by Jones Jr. owns nine trailers which it leases to the Company at an annual aggregate rent of approximately US$0.1 million. This corporation also provided logistics services for the Company in an amount totaling approximately US$10.5 million during fiscal 2006.

Michael L. Richards has been one of the Company’s directors since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, the Company’s Canadian counsel. For the fiscal year ended November 26, 2006, fees and expenses paid to Stikeman Elliott LLP amounted to approximately US$0.7 million.

The Company has adopted a policy that all transactions with any of its directors or officers, or with any person or entity that beneficially owns or exercises control or direction over Shares carrying more than 5% of the voting rights attached to all of the Shares, or any of their affiliates, shall be:

(i)             subject to approval by a majority of the independent members of the Board;

(ii)        on terms no less favourable to the Company than could be obtained from unaffiliated parties; and

(iii)     reasonably expected to benefit the Company.

The terms of the above described leases and service agreements have been unanimously approved by the independent members of the Board in accordance with that policy. In the case of service agreements, such approval is subject to certain terms and conditions, which management believes are being met.

Material Changes in the Affairs of the Company

Except as disclosed elsewhere in this Circular or as publicly disclosed, the Company has no plans or proposals for a material change in its affairs.

INFORMATION CONCERNING SYMMETRY

Symmetry is a company incorporated under the laws of Delaware. Symmetry was formed on April 26, 2006, for the purpose of acquiring one or more operating businesses through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination in the basic industries sector and managing such businesses. Symmetry’s initial business combination must be with a target business or businesses whose fair market value is at least equal to 80% of Symmetry’s net assets (excluding deferred underwriting discounts and commissions held in the trust account in the amount of US$6.0 million) at the time of the execution of the definitive agreement for the acquisition. Symmetry intends to focus on potential target businesses with valuations between US$110.0 million and US$500.0 million.

The registration statement for Symmetry’s initial public offering of units was declared effective on March 7, 2007. On March 12, 2007, Symmetry’s initial public offering of 18,750,000 units was consummated, generating aggregate gross proceeds of US$150.0 million. Symmetry’s units are listed on the American Stock Exchange under the symbol “SHJ.U.”

Symmetry has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement.

The amended and restated certificate of incorporation of Symmetry provides that, at Symmetry’s meeting of stockholders (i) the acquisition of the Company by Symmetry shall be approved by a majority of the shares of common stock voted by the public stockholders and (ii) public stockholders owning no more than 29.99999% of the shares of Symmetry issued under its initial public offering both vote against approval of the acquisition of the Company by Symmetry and properly exercising their conversion rights attaching to the shares of Symmetry. See “THE ARRANGEMENT AGREEMENT—Conditions Precedent to the Arrangement—Mutual Conditions Precedent.”

CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) holds its Shares as capital property, (ii) deals at arm’s length with the Company and Symmetry, and (iii) is not affiliated with the Company or Symmetry. Generally, Shares will be capital property to a Shareholder unless the Shares are held or were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Shares and every other “Canadian security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”) and counsel’s understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency (the “CRA”) prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary. This summary assumes that the Shares will be listed on the NASDAQ at the time that the Shares are acquired by Acquisitionco pursuant to the Arrangement (the “Acquisition Time”).

This summary is not applicable to a Shareholder that is, (i)  a “financial institution” (as defined in the Tax Act) for the purposes of certain rules in the Tax Act applicable to securities held by financial institutions, (ii)  a “specified financial institution” (as defined in the Tax Act), or (iii)  a Shareholder an interest in which is a “tax shelter investment” (as defined in the Tax Act). This summary does not describe the tax consequences to Shareholders who acquired the Shares upon the exercise of a stock option, if any. Such Shareholders should consult their own tax advisors with respect to the tax consequences of the arrangement having regard to their own particular circumstances.

This summary is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.

Currency Translation

In general, amounts relevant to the computation of income under the Tax Act are reported in Canadian dollars. Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the exchange rate prevailing on the date each such amount arises.

Shareholders Resident in Canada

The following portion of this summary is generally applicable to a Shareholder who is a Resident Shareholder.

Disposition of Shares

Generally, a Resident Shareholder who disposes of Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the cash received by the Resident Shareholder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Resident Shareholder and any reasonable costs of disposition.

Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Shareholder in the year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, to the extent and in the circumstances prescribed by the Tax Act.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may apply should consult their own tax advisors.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its “aggregate investment income,” which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own advisors with respect to alternative minimum tax provisions.

Dissenting Shareholders

A Resident Shareholder who exercises Dissent Rights (a “Resident Dissenting Shareholder”) will be deemed to transfer such Shareholder’s Shares to Acquisitionco in exchange for payment by Acquisitionco of the fair value of such Shares. In general, a Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount by which the cash received in respect of the fair value of the holder’s Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the adjusted cost base of such Share and any reasonable costs of disposition. See “Shareholders Resident in Canada—Disposition of Shares” above. Interest awarded by a court to a Resident Dissenting Shareholder will be included in the Shareholder’s income for the purposes of the Tax Act. Resident Dissenting Shareholders should consult their own tax advisors.

Taxation of Special Dividend

A Resident Shareholder will be required to include in computing his income for a taxation year the Special Dividend, if any, received by it during that year under the Arrangement. In the case of a Resident Shareholder who is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. If the Company designates the Special Dividend as an “eligible dividend,” the enhanced gross-up and dividend tax credit mechanism will be applicable in respect of such dividend. However, there may be limitations on the ability of the Company to designate the Special Dividend as an “eligible dividend.”

The Special Dividend received by a Resident Shareholder that is a corporation will generally be deductible in computing the corporation’s taxable income. A Resident Shareholder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a refundable tax of 33½% under Part IV of the Tax Act on the Special Dividend received on the Shares to the extent that such dividend is deductible in computing taxable income for the year.

Shareholders Not Resident in Canada

The following portion of this summary is applicable to a Shareholder who is a Non-Resident Shareholder. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is either an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Shareholders should consult their own tax advisors.

Disposition of Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain on the disposition of Shares under the Arrangement unless the Shares are “taxable Canadian property” (within the meaning of the Tax Act) to the Non-Resident Shareholder at the Acquisition Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.

Generally, Shares will not be taxable Canadian property to a Non-Resident Shareholder at the Acquisition Time provided that:

•       the Shares are listed on a prescribed stock exchange (which includes the NASDAQ) at that time; and

•       the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60 month-period that ends at the Acquisition Time.

Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if Shares are considered to be taxable Canadian property of a Non-Resident Shareholder, the Non-Resident Shareholder may be exempt from tax under the Tax Act on any gain on the disposition of Shares pursuant to the terms of an applicable income tax treaty. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty in their particular circumstances.

In the event that the Shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on the disposition of Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty, then the tax consequences described above under the heading “Shareholders Resident in Canada - Disposition of Shares” will generally apply. Non-Resident Shareholders should consult their own tax advisors regarding any Canadian reporting requirement arising from this transaction.

Dissenting Shareholders

A Non-Resident Shareholder who exercises Dissent Rights (a “Non-Resident Dissenting Shareholder”) will transfer such holder’s Shares to Acquisitionco in exchange for payment by Acquisitionco of the fair value of such Shares. In general, the tax treatment of a Non-Resident Dissenting Shareholder will be similar to that of a Non-Resident Shareholder who participates in the Arrangement. See “Shareholders Not Resident in Canada—Disposition of Shares” above.

The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty. Non-Resident Dissenting Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax treaty in their particular circumstances.

Under the Canada-United States Income Tax Convention, 1980 (the “Canada-U.S. Tax Treaty”), the gross amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder which is considered a resident of the United States for the purposes of the Canada-U.S. Tax Treaty and the beneficial owner of such interest, will be subject to Canadian withholding at a reduced rate of 10%.

Taxation of Special Dividend

The Special Dividend received by a Non-Resident Shareholder under the Arrangement, will be subject to Canadian withholding tax under the Tax Act. The rate of the withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax treaty between Canada and a Non-Resident Shareholder’s country of residence.

Under the Canada-U.S. Tax Treaty, the Special Dividend received by a Non-Resident Shareholder which is considered a resident of the United States for the purposes of the Canada-U.S. Tax Treaty and the beneficial owner of such dividend, will generally be subject to Canadian withholding at a reduced rate of 15%.

Certain United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of the Arrangement to holders of Shares. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986 (the “Code”), as amended, current and proposed U.S. Treasury Regulations, Internal Revenue service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect. This summary is of general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any Shareholder, and no representation with respect to the tax consequences to any particular Shareholder is made. No opinion from legal counsel and no ruling from the Internal Revenue Service have been made or will be sought as to the U.S. federal income tax consequences of the Arrangement. The discussion applies only to Shareholders who hold Shares as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular Shareholders in light of their particular circumstances, such as, for example, insurance companies, tax-exempt entities, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, persons subject to the alternative minimum tax, U.S. expatriates, persons who acquired Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, persons who hold Shares as part of a straddle, hedge, constructive sale or conversion transaction, and persons whose functional currency is not the U.S. dollar, partnerships or other pass-through entities or persons who hold Shares through such entities, U.S. holders that own, directly or indirectly (or constructively under the rules of Code Section 318, as modified by Code Section 958(b)), 10% or more, by voting power, of the outstanding Shares of the Company, and certain former resident individuals and corporations that are treated as U.S. holders for all or some purposes under the Code. This discussion does not address any aspect of state, local, non-U.S. or other tax laws, estate or gift tax considerations, or the alternative minimum tax. Further, this summary does not address the U.S. federal income tax consequences of the Arrangement to any person that will own, actually or constructively, shares of the Company (or any successor corporation) following the Arrangement or to any Shareholder who validly exercises the Dissent Right. U.S. holders that are subject to special provisions under the Code, including U.S. holders described immediately above, should consult their own tax advisors regarding the United States federal, state and local, and foreign tax consequences of the Arrangement.

For purposes of this discussion, a person is a “U.S. holder” if such person is the beneficial owner of Shares and is:

•       a citizen or individual resident of the United States;

•       a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the Laws of the United States, any state thereof or the District of Columbia;

•       a trust if (a) United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•       an estate that is subject to U.S. federal income tax on its income regardless of its source.

For purposes of this discussion, a person is a “non-U.S. holder” if such person is the beneficial owner of Shares and is not a U.S. holder (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such entity generally will depend upon the status of the partner and the activities of the partnership. A person treated as a partner in a partnership that is a beneficial owner of Shares should consult its own tax advisor.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ARRANGEMENT. SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO THEM AND THE PARTICULAR TAX EFFECTS TO THEM OF THE ARRANGEMENT, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT:

•       ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE;

•       SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS CIRCULAR; AND

•       EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Federal Income Tax Considerations for U.S. Holders of Shares

The receipt of cash by a U.S. holder for Shares transferred pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who surrenders Shares for cash pursuant to the Arrangement will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. holder’s adjusted tax basis in the shares surrendered. The gain or loss will be determined separately for each block of shares (i.e. shares acquired at the same cost in a single transaction). If the holding period of Shares surrendered pursuant to the Arrangement is greater than one year as of the date of the Effective Time of the Arrangement, the gain or loss will be a long-term capital gain or loss. Preferential tax rates generally apply to long-term capital gains of a non-corporate U.S. Holder. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. The deductibility of capital losses is subject to limitations under the Code.

Federal Income Tax Considerations for Non-U.S. Holders of Shares

Any gain recognized by a non-U.S. holder in respect of Shares transferred pursuant to the Arrangement generally will not be subject to United States federal income tax, unless:

•       the gain is effectively connected with the conduct by that non-U.S. holder of a trade or business within the United States (or, if certain income tax treaties apply, is attributable to a U.S. permanent establishment); or

•       in the case of an individual, the non-U.S. holder has been present in the United States for one hundred and eighty-three (183) days or more during the taxable year in which the Arrangement is effected and certain other conditions are satisfied.

Information Reporting and Backup Withholding Tax

Payments of cash made to a holder of Shares pursuant to the Arrangement under certain circumstances, may be subject to information reporting and backup withholding at a rate of 28%, unless the holder provides proof of an applicable exemption, or furnishes its U.S. taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. In this regard, a non-U.S. holder may be required to provide IRS Form W8-BEN certifying, under penalties of perjury, as to its non-U.S. status. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Shareholders should consult their own financial advisor, tax counsel, or accountant regarding the application to them of these information reporting and backup withholding tax rules.

RIGHTS OF DISSENTING SHAREHOLDERS

The following is only a summary of the Dissenting Shareholder provisions of the CBCA, as amended by the Plan of Arrangement and the Interim Order, which are technical and complex. A copy of the Plan of Arrangement is attached as Appendix D to this Circular, a copy of the Interim Order is attached as Appendix E to this Circular and a copy of section 190 of the CBCA is attached as Appendix G to this Circular. It is recommended that any Shareholder wishing to exercise a Dissent Right seek legal advice as the failure to strictly comply with the provisions of the CBCA (as amended by the Plan of Arrangement and the Interim Order) may result in the loss or unavailability of the Dissent Right.

Pursuant to the Interim Order, Registered Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, as modified by the Plan of Arrangement and Interim Order. The following summary is qualified in its entirety by the provisions of section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order.

A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by Acquisitionco the fair value of the Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Arrangement Resolution is adopted. There can be no assurance that such fair value will be greater than or equivalent to the consideration being offered to Shareholders under the Arrangement.

A Shareholder may only exercise the Dissent Right in respect of the Shares registered in that Shareholder’s name. In addition, a Shareholder may only exercise the Dissent Right with respect to all Shares held by that Shareholder on behalf of any one beneficial owner. In many cases, the Shares beneficially owned by a Non-Registered Shareholder are registered either:

•       in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the Shares (such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan); or

•       in the name of a clearing agency (such as The Depository Trust Company or “DTC”) of which an Intermediary is a participant.

Accordingly, a Non-Registered Shareholder will not be entitled to exercise the Dissent Right directly (unless the Shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise the Dissent Right should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its Shares and either:

•       instruct the Intermediary to exercise the Dissent Right on the Non-Registered Shareholder’s behalf (which, if the Shares are registered in the name of DTC or other clearing agency, would require that the Shares first be re-registered in the name of the Intermediary); or

•       instruct the Intermediary to request that the Shares be registered in the name of the Non-Registered Shareholder, in which case such holder would have to exercise the Dissent Right directly (that is, the Intermediary would not be exercising the Dissent Right on such Shareholder’s behalf).

A Registered Shareholder who wishes to exercise the Dissent Right in respect of the Arrangement Resolution must provide a written objection to the Arrangement Resolution (a “Dissent Notice”) to the Company at 6001 Irwin Street, LaSalle, Québec, H8N 1A1, Attn: Lawrence P. Cannon, facsimile number: (514) 368-3635 prior to 5:00 p.m. (Montréal time) on October 26, 2007, the date that is two Business Days before the Meeting, or any adjournment or postponement of the Meeting. The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting; however, a Registered Shareholder who has submitted a Dissent Notice and who votes for the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Shares voted in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or an abstention will not constitute a Dissent Notice, but a Registered Shareholder need not vote its Shares against the Arrangement Resolution in order to dissent.

Similarly, the revocation of a proxy conferring authority on the proxy holder to vote for the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxy holder from voting such Shares for the Arrangement Resolution and thereby causing the registered Shareholder to forfeit such Shareholder’s Dissent Right.

The Company is required, within 10 days after the adoption of the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn such Shareholder’s Dissent Notice.

A Shareholder who has exercised the Dissent Right must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if such Shareholder does not receive such notice, within 20 days after the Shareholder learns that the Arrangement Resolution has been adopted, send to the Company a written notice (a “Payment Demand”) containing the Shareholder’s name and address, the number of Shares in respect of which the Shareholder dissented, and a demand for payment of the fair value of such Shares. Within 30 days after sending a Payment Demand, the Shareholder must send to the Company the share certificates representing the Shares in respect of which the Shareholder has dissented. A Shareholder who fails to send the share certificates representing the Shares in respect of which the Shareholder has dissented forfeits such Shareholder’s Dissent Right for such Shareholder’s Shares. The Company or its Transfer Agent will endorse on share certificates received from a Shareholder exercising a Dissent Right a notice that the Shareholder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

Upon filing a Dissent Notice that is not withdrawn prior to the termination of the Meeting, provided that the Final Order is granted and not appealed or, if appealed, the appeal is withdrawn or denied, and the Arrangement becomes effective, a Dissenting Shareholder will cease to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares by Acquisitionco, unless:

•       the Dissenting Shareholder withdraws the Payment Demand before a written offer to pay has been made (the “Offer to Pay”);

•       a timely Offer to Pay has not been made to the Dissenting Shareholder and the Dissenting Shareholder withdraws its Payment Demand; or

•       the directors of the Company revoke the Arrangement Resolution,

in all of which cases the Dissenting Shareholder’s rights as a Shareholder will be reinstated as of the date the Dissent Notice was sent and, if the Arrangement becomes effective, such Dissenting Shareholder’s Shares will be subject to the Arrangement.

In addition, pursuant to the Plan of Arrangement, registered Shareholders who duly exercise their Dissent Right and who: (i) are ultimately determined to be entitled to be paid fair value for their Shares by Acquisitionco will be deemed to have transferred their Shares to Acquisitionco as at the Effective Time of the Arrangement; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Date.

Amalco 2 (a successor to the Company) will be required, not later than seven days after the later of the Effective Date or the date on which the Company or Amalco 2 received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it, an Offer to Pay for its Shares in an amount considered by the Board to be the fair value of the Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder will be paid by Acquisitionco within 10 days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if Amalco 2 does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If Amalco 2 fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Amalco 2 may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Shares of Dissenting Shareholders. If Amalco 2 fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders who have not accepted an Offer to Pay for their Shares will be joined as parties and bound by the decision of the Court, and Amalco 2 will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Shares of all Dissenting Shareholders. The final order of a Court will be rendered against Amalco 2 in favour of each Dissenting Shareholder, although any payment obligation will be solely the obligation of Acquisitionco, and for the amount of the fair value of such Dissenting Shareholder’s Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

RISK FACTORS

The following risk factors should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution in addition to those discussed under the heading “PARTICULARS OF THE ARRANGEMENT—Effects on the Company if the Arrangement is Not Completed” in this Circular.

Risks Relating to the Arrangement

There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, or the timing of their satisfaction or waiver. Failure to complete the Arrangement could negatively impact the price of the Shares.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Company, including receipt of Shareholder approval, approval of the Arrangement by Symmetry’s stockholders, receipt of Regulatory Approvals, including the Specified Regulatory Approvals, and the Final Order. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Shares may be adversely affected.

The amended and restated certificate of incorporation of Symmetry provides that, at Symmetry’s meeting of stockholders, (i) the acquisition of the Company by Symmetry shall be approved by a majority of the shares of common stock voted by the public stockholders; and (ii) public stockholders owning no more than 29.99999% of the shares of Symmetry issued under its initial public offering both vote against approval of the acquisition of the Company by Symmetry and properly exercise their conversion rights attaching to the shares of Symmetry. There can be no certainty, nor can the Company provide any assurance, that the foregoing conditions precedent to the acquisition of the Company by Symmetry will be satisfied or, if satisfied, when they will be satisfied. Furthermore, a substantial delay in obtaining approval of the Arrangement by Symmetry’s stockholders could have an adverse effect on the business, market price of the Shares, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement.

The Arrangement Agreement may be terminated by Symmetry or the Company in certain circumstances.

Each of Symmetry and the Company has the right, in certain circumstances, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either of Symmetry or the Company prior to the completion of the Arrangement. For example, Symmetry has the right, in certain circumstances, to terminate the Arrangement Agreement in the event of a change that has a Material Adverse Effect in respect of the Company. Although a Material Adverse Effect excludes certain events that are beyond the control of the Company, such as general changes in economic conditions in the United States or Canada or changes generally affecting the industries in which the Company or any of its Subsidiaries conducts business, there can be no assurance that a change having a Material Adverse Effect on the Company will not occur prior to the Effective Date of the Arrangement, in which case Symmetry could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. If, for any reason, the Arrangement Agreement is terminated, the market price of the Shares may be adversely affected.

If the Company is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be an adverse effect on the Company’s business, financial condition, operating results and the price of its Shares.

The completion of the Arrangement is subject to the satisfaction of numerous closing conditions, including the approval by the Shareholders and the receipt of Regulatory Approvals. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement. If (i) Shareholders choose not to approve the Arrangement, (ii) the Company otherwise fails to satisfy, or fails to obtain a waiver of the satisfaction of the closing conditions to the Transaction and the Arrangement is not completed, (iii) a Material Adverse Effect has occurred that results in the termination of the Arrangement Agreement, or

(iv) any legal proceeding results in enjoining the transactions contemplated by the Arrangement Agreement, the Company could be subject to various adverse consequences, including that the Company would remain liable for termination fees. See “PARTICULARS OF THE ARRANGEMENT—Effects on the Company if the Arrangement is Not Completed” in this Circular.

Risks Relating to the Company

Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to the Company is contained under the heading “Key Information—Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended November 25, 2006, which section is specifically incorporated by reference into this Circular. The Company’s Annual Report on Form 20-F has been filed on February 23, 2007 and, upon request to the Company’s Secretary, a Shareholder will be provided with a copy of this document free of charge.

EXPENSES OF THE ARRANGEMENT

The Company estimates that expenses in the aggregate amount of approximately US$7.4 million will be incurred by the Company in connection with the Arrangement, including legal, financial advisory, accounting, filing and printing costs, the cost of preparing and mailing this Circular and fees in respect of the Fairness Opinion.

Pursuant to the Arrangement Agreement, all costs and expenses of the parties in connection with the Arrangement are to be paid by the party incurring such expenses. In certain circumstances, the Company will pay to Acquisitionco US$1.25 million for out-of-pocket costs and expenses of Symmetry and Acquisitionco incurred in connection with the Arrangement if the Arrangement Agreement is terminated pursuant to specific events. See “THE ARRANGEMENT AGREEMENT—Termination Fees—Expense Reimbursement” in this Circular.

BENEFITS FROM THE ARRANGEMENT

Other than as disclosed in this Circular under the heading “PARTICULARS OF THE ARRANGEMENT—Interests of Directors, Executive Officers and Others in the Arrangement,” none of the Directors or senior officers of the Company, nor, to the knowledge of the Directors and senior officers of the Company after reasonable enquiry, any associate of any Director or senior officer of the Company, any person or company holding more than 10% of any class of equity securities of the Company or any person or company acting jointly or in concert with the Company, will receive any direct or indirect benefit from voting for or against the Arrangement, other than the consideration available to any Shareholder who deposits Shares under the Arrangement.

COMMITMENTS TO ACQUIRE SHARES

Other than as disclosed elsewhere in this Circular, neither the Company nor any of the directors or executive officers of the Company, nor, to the knowledge of the directors and executive officers of the Company after reasonable enquiry, any associate of any director or executive officer of the Company, any person or company holding more than 10% of any class of equity securities of the Company or any person or company acting jointly or in concert with the Company, has entered into any commitments to acquire any securities of the Company.

INFORMATION CONCERNING THE MEETING AND VOTING

Solicitation of Proxies

This Circular is furnished in connection with the solicitation by management of the Company of proxies to be used at the special Meeting of Shareholders of the Company to be held on October 31, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders, or any adjournment or postponement thereof. The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors, officers and employees of the Company without special compensation.

No fee or commission is payable by any Shareholder who transmits their Shares directly to the Depositary. The Company will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Arrangement.

Depositary

The Company and Acquisitionco have engaged Computershare Trust Company, N.A., the Depositary, to act as depositary for the receipt of certificates in respect of Shares and related Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Company against certain liabilities under Applicable Securities Laws and expenses in connection therewith.

Appointment of Proxyholders and Revocation of Proxies

A Shareholder may appoint as proxyholder a person other than the directors of the Company named in the accompanying form of proxy to attend and vote at the Meeting in its stead, and may do so by inserting the name of such other person, who need not be a Shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company’s Transfer Agent, Computershare Trust Company, N.A., Attn: Proxy Services, P.O. Box 43010, Providence, RI, USA, 02940-3010, by 5:00 p.m. (Montréal time) on October 29, 2007 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any reconvened Meeting if the Meeting is adjourned or postponed).

A Shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Company, being 6001 Irwin Street, LaSalle, Québec, H8N 1A1, at any time up to and including the last Business Day before the day of the Meeting or an adjournment or postponement thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment or postponement thereof but prior to the use of the proxy at the Meeting.

Time, Place and Record Date

The Meeting will take place on October 31, 2007 at 2:00 p.m. (Montréal time), at Le Centre Sheraton Montréal, 1201 René-Lévesque Blvd. West, Montréal, Québec, Canada. All Registered Shareholders as of the close of business on October 2, 2007 (the “Record Date”) are entitled to receive notice of and attend, and to vote at, the Meeting or any adjournments or postponements of the Meeting.

Non-Registered Shareholders

The information set forth in this section is important to the many holders of Shares who do not hold their Shares in their own names (the “Non-Registered Shareholders”). Non-Registered Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the

Company as the registered holders of Shares can be recognized and acted upon at the Meeting. However, in many cases, Shares beneficially owned by a Non-Registered Shareholder are registered either:

•       in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•       in the name of a clearing agency (such as DTC) of which the Intermediary is a participant.

In accordance with Canadian laws, the Company has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Typically, Intermediaries will use a service company to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will receive a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on which type of form they receive.

(a)          Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a proxy, giving the right to attend and vote, will be forwarded to the Non-Registered Shareholder.

or

(b)         Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise uncompleted. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete the proxy and return it to Company’s Transfer Agent, Computershare Trust Company, N.A., by delivering it to:

Computershare Trust Company, N.A.
Attn: Proxy Services
P.O. Box 43010
Providence, RI, USA, 02940-3010

Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares they beneficially own.

Should a Non-Registered Shareholder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder must strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Exercise of Discretion by Proxyholders

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. If no choice is specified by the Shareholder, the Shares will be voted FOR the approval of the Arrangement Resolution set forth in this Circular in Appendix A.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their best judgment.

Voting Shares and Principal Holders Thereof

As at the date hereof, the Company had 10,450,000 Shares outstanding, being the only class of shares entitled to be voted at the Meeting. Each holder of such Shares is entitled to one vote for each share registered in his name as at the close of business on October 2, 2007, the Record Date fixed by the Board for the determination of the registered holders of such Shares who are entitled to receive the Notice of Special Meeting of Shareholders enclosed herewith and to vote Shares at the Meeting. No later than 10 days after the Record Date, the Company shall prepare an alphabetical list of Registered Shareholders entitled to vote as of the Record Date. This list of Shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

Based on public filings available, as of September 21, 2007, the following persons are the only persons that, to the knowledge of the directors and officers of the Company, beneficially own or exercise control or direction over Shares carrying approximately 10% or more of the voting rights attached to all Shares of the Company.

Names of Beneficial Owners	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned, Controlled or Directed
D. Bryan Jones	5,691,372	(a)	54.5%
Scott B. Jones	1,387,823	(b)	13.3%
FMR Corp.	1,310,000	(c)	12.5%

(a)              Includes 4,491,669 Shares owned by 3349942 Canada Inc., a Canadian corporation, all the Shares of which are owned by Jones Sr. and the Jones Family Trust (a trust established under the laws of the Province of Ontario), and 910,217 Shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc. and 33,136 Shares owned by 4273281 Canada Inc., a Canadian corporation, all the Shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(b)             Includes 1,104,966 Shares owned by 3195538 Canada Inc., a Canadian corporation, all the Shares of which are owned by Jones Jr. and 257,935  Shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc. and 6,136 Shares owned by 4273281 Canada Inc., a Canadian corporation, all the Shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(c)              As of December 31, 2006, based solely on the most recent Schedule 13G/A filed by FMR Corp. et al. and Edward C. Johnson 3rd, on February 14, 2007. Includes 650,000 Shares held by Canadian Growth Company Fund and 660,000 Shares held by Fidelity North Star Fund Sub A, according to such filing.

FUTURE SHAREHOLDER PROPOSALS

If the Arrangement is consummated, we will not have public Shareholders and there will be no public participation in any future meeting of Shareholders. However, if the Arrangement is not completed, we expect to hold a 2008 annual meeting of Shareholders. Any Shareholder proposals to be considered timely for inclusion in next year’s proxy statement must be submitted in writing at Novamerican Steel Inc., 6001 Irwin Street, LaSalle, Québec, H8N 1A1, Attn: Lawrence P. Cannon, facsimile number: (514) 368-3635, and must be received prior to the close of business on November 26, 2007.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be reviewed on behalf of the Company by Stikeman Elliott LLP, Canadian legal counsel to the Company, and certain U.S. legal matters relating to the Arrangement will be reviewed on behalf of the Company by McDermott Will & Emery LLP, U.S. legal counsel to the Company. Certain legal matters in connection with the Arrangement will be reviewed on behalf of the Special Committee by Ogilvy Renault LLP, legal counsel to the Special Committee.

ADDITIONAL INFORMATION

Information contained in this Circular is given as of September 21, 2007, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to the Company, including the Company’s most current Annual Report on Form 20-F for the fiscal year ended November 25, 2006, together with the report of the auditors thereon, which provide financial information concerning the Company can be found on EDGAR at www.sec.gov. Copies of those documents, as well as any additional copies of this Circular, are available upon written request to the Secretary, upon payment of a reasonable charge where applicable.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Computershare Trust Company, N.A., the Company’s Transfer Agent, at:

North American Toll Free Number: 1-877-282-1168

APPROVAL OF THE COMPANY

The contents and mailing to Shareholders of this Circular have been approved by the Board. A copy of this Circular has been sent to each director, each Shareholder whose proxy is solicited and the auditor of the Company.

D. Bryan Jones
Montréal, Québec	Chairman of the Board and Chief Executive Officer
October 2, 2007

CONSENT OF DELOITTE

To: The Board of Directors of Novamerican Steel Inc.

We refer to the fairness opinion dated June 21, 2007 (the “Fairness Opinion”), which we prepared for the Special Committee of the Board of Directors of Novamerican Steel Inc. for the Arrangement (as defined in the Company’s Management Information Circular dated October 2, 2007). We consent to the filing of the Fairness Opinion with the United States Securities and Exchange Commission and the inclusion of the Fairness Opinion, and all references thereto, in this Circular. In providing such consent, we do not intend that any person other than the Board of Directors of Novamerican Steel Inc. rely on such opinion.

Yours very truly,

/s/ Deloitte & Touche Corporate Finance Canada Inc.
Montréal, Québec
October 2, 2007

GLOSSARY OF TERMS

The following glossary of terms used in this Circular, including the Summary, but not including the appendices, is provided for ease of reference:

“ABL Facility” has the meaning ascribed to it under “PARTICULARS OF THE ARRANGEMENT—Sources of Funds for the Arrangement.”

“Acquisition Proposal” means any proposals or offers regarding (i) any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, tender offer, reorganization, liquidation, dissolution or winding-up in respect of the Company or any Company Subsidiary; (ii) any sale or acquisition of any assets of the Company or any Company Subsidiary (other than sales of products in the ordinary course of business consistent with past practice and other than the Asset Sales and the Sale Leaseback Transaction); (iii) any sale or acquisition of an equity interest in the Company, or any Company Subsidiary, or rights or interests therein or thereto; (iv) any similar business combination or transaction of or involving the Company or any of the Company Subsidiaries, other than with Symmetry and Acquisitionco or any other Subsidiary of Symmetry; or (v) a public announcement of an intention to do any of the foregoing from any person other than Symmetry, Acquisitionco or any other Subsidiary of Symmetry.

“Acquisitionco” means 632422 N.B. Ltd., a corporation existing under the NBBCA and a wholly-owned indirect subsidiary of Symmetry.

“Acquisition Time” has the meaning ascribed to it under “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain Canadian Federal Income Tax Considerations.”

“Additional Equity Amount” means Escrow Funds Available in excess of US$98.0 million.

“Affiliate” has the meaning ascribed thereto in the CBCA.

“Allowable capital loss” has the meaning ascribed to it under “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain Canadian Federal Income Tax Considerations—Disposition of Shares.”

“Amalco 1” means the corporation resulting from the amalgamation of NB Sub and the Company pursuant to the Arrangement.

“Amalco 2” means the corporation resulting from the amalgamation of Amalco 1 and the Amalgamating Subsidiaries pursuant to the Arrangement.

“Amalgamating Subsidiaries” has the meaning ascribed to it under “PARTICULARS OF THE ARRANGEMENT—Arrangement Mechanics.”

“AMF” means the Autorité des marchés financiers.

“Appearance” has the meaning ascribed to it under “PRINCIPAL LEGAL MATTERS—Court Approval of the Arrangement and Completion of the Arrangement.”

“Applicable Securities Laws” means any Laws relating to securities regulation in the United States with which the Company must comply, including NASDAQ rules and regulations.

“Application” means the Application for Interim and Final Order as set out in Appendix F to this Circular.

“ARC” means and advance ruling certificate under section 102 of the Competition Act.

“Argo Steel” means Argo Steel Ltd., a corporation existing under the laws of the Province of Québec and a wholly-owned indirect subsidiary of the Company.

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the Arrangement Agreement dated June 21, 2007 between Symmetry, Acquisitionco and the Company and set out in Appendix B to this Circular.

“Arrangement Resolution” means the special resolution of Shareholders approving the Plan of Arrangement to be considered at the Meeting, substantially in the form set out in Appendix A to this Circular.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, in the form required by the CBCA, to be filed with the Director after the Final Order is made.

“Asset Sales” means the sale by a Subsidiary of the Company to Jonesco, a company formed or to be formed and controlled by Jones Sr. and/or Jones Jr., of the Company’s corporate aircraft and certain undeveloped land in Ontario not currently used in its operations to become effective immediately prior to the Effective Time pursuant to the terms and conditions set out in the Arrangement Agreement; but specifically excluding the sale of the LaSalle Property and the Sale Leaseback Transaction.

“Awards” has the meaning ascribed to it under “INFORMATION CONCERNING THE COMPANY—Share Option Plan.”

“Board” means the board of directors of the Company.

“Bridge Facility” has the meaning ascribed to it under “PARTICULARS OF THE ARRANGEMENT—Sources of Funds for the Arrangement.”

“Business Day” means any day on which commercial deposit taking banks are generally open for business in Montréal, Québec and New York, New York other than a Saturday, a Sunday or a day observed as a holiday in such locations under applicable Laws.

“Canada-U.S. Tax Treaty” means the Canada-United States Income Tax Convention, 1980.

“Canadian Borrower” has the meaning ascribed to it under “PARTICULARS OF THE ARRANGEMENT—Sources of Funds for the Arrangement—Debt Financing.”

“Cash Amount” means an amount equal to (i) the aggregate amount of cash on hand at the Company or at any Company Subsidiary; (ii) the net proceeds from the Asset Sales that are payable on or prior to the Effective Date to the Company or  a Company Subsidiary to the extent not included in clause (i) above, notwithstanding that such Asset Sales may not have been completed; and (iii) the net proceeds to be received from the sale of the LaSalle Property pursuant to the Sale Leaseback Transaction that is in excess of US$11.0 million, if any, notwithstanding that the Sale Leaseback Transaction will not occur until after the acquisition of the Shares by Acquisitionco. For greater clarity, the Cash Amount shall include the US$1.25 million of the Company held in escrow by Stikeman Elliott LLP as described in the Arrangement Agreement.

“CBCA” means the Canada Business Corporations Act, as now in effect and as it may be amended from time to time prior to the Effective Time.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“CIBC” means CIBC Inc.

“CIBC World Markets” means CIBC World Markets Corp.

“Circular” means this management information circular of the Company, including the Notice of Meeting and all schedules, appendices and exhibits and all documents incorporated by reference in this management information circular.

“CIT” means CIT Business Credit Canada Inc.

“Closing Time” means 10:00 a.m. (Montréal time) on the Effective Date.

“Code” has the meaning ascribed to it under “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain United States Federal Income Tax Considerations.”

“Commissioner” means the Commissioner under the Competition Act, as ascribed to it under “PRINCIPAL LEGAL MATTERS—Principal Regulatory Matters—Competition Act.”

“Commitment Letter” means the commitment letter from Symmetry’s lenders relating to Symmetry’s debt financing for the Transaction, a copy of which has been provided to the Company.

“Company” means Novamerican Steel Inc., a corporation existing under the CBCA.

“Company Subsidiary” means each subsidiary of the Company.

“Competition Act” means the Competition Act (Canada), R.S.C. 1985, c. C-34, as amended.

“Court” means the Superior Court of Québec.

“CRA” means the Canada Revenue Agency.

“Debt Financing” has the meaning ascribed to it under “PARTICULARS OF THE ARRANGEMENT—Sources of Funds for the Arrangement.”

“Deloitte” means Deloitte & Touche Corporate Finance Canada Inc.

“Depositary” means Computershare Trust Company, N.A. or such other person as is appointed by Acquisitionco, acting reasonably, to act as depositary for the purposes of the Arrangement and to receive the Letters of Transmittal and disburse the consideration payable to the Shareholders.

“Director” means the director appointed under section 260 of the CBCA.

“Disclosure Letter” means the disclosure letter dated June 21, 2007 and delivered by the Company to Symmetry and Acquisitionco with the Arrangement Agreement.

“Dissent Notice” has the meaning ascribed to it under the heading “RIGHTS OF DISSENTING SHAREHOLDERS.”

“Dissent Procedures” means the dissent procedures, as described under the heading “RIGHTS OF DISSENTING SHAREHOLDERS.”

“Dissent Rights” means the rights of dissent which each Dissenting Shareholder is entitled to exercise in respect of the Arrangement Resolution in compliance with the Dissent Procedures.

“Dissenting Shareholder” means any Shareholder who complies with the Dissent Procedures.

“DOJ” means the U.S. Department of Justice.

“DTC” means the Depositary Trust Company.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System.

“Effective Date” means the date upon which the Plan of Arrangement becomes effective, established by the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Montréal time) on the Effective Date.

“Eligible Property” means any non-depreciable capital property for the purposes of the Tax Act held by the Company or any of its subsidiaries on the Effective Date.

“Encumbrance” means any deed of trust, easement, servitude, transfer restriction under any shareholder or similar agreements, rights of first refusal, any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing.

“Escrow Funds Available” means all amounts in the Trust Account less the aggregate of (i) the amounts payable to Symmetry’s stockholders who vote against approval of the acquisition of the Company by Symmetry and duly exercise the conversion rights attaching to their shares of Symmetry, and (ii) deferred underwriting discounts and commissions in the amount of US$6.0 million.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Credit Facilities” has the meaning ascribed to it under the Arrangement Agreement.

“Fairness Opinion” means the opinion of Deloitte as to the fairness, from a financial point of view, of the consideration to be received by Shareholders (other than Jones Sr. and Jones Jr.) under the Arrangement, a copy of which is attached as Appendix C to this Circular.

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means generally accepted accounting principles.

“Governmental Authority” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, including without limitation, NASDAQ and the American Stock Exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Holdco Agreements” has the meaning ascribed to it under the heading “HOLDCO ALTERNATIVE.”

“Holdco Alternative” has the meaning ascribed to it under the heading “HOLDCO ALTERNATIVE.”

“Holdco Election Date” has the meaning ascribed to it under the heading “HOLDCO ALTERNATIVE.”

“Holdco Shares” means common shares in the capital of a Qualifying Holdco.

“Holders” means, when used with reference to the Shares, the holders thereof shown from time to time in the register of holders of Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Shares, and “Holder” means any one of the Holders.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Interested Directors” means D. Bryan Jones (Chairman of the Board) and Scott B. Jones.

“Interim Order” means the interim order of the Court, dated October 1, 2007 in connection with the approval of the Arrangement, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, a copy of which is attached as Appendix E of this Circular.

“Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including a bank, trust company, securities dealer or broker and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

“Inventory Value” means the value of the Company’s inventories as determined in accordance with U.S. GAAP consistent with past practices.

“Investment Canada Act” means the Investment Canada Act, R.S., 1985, c. 28 (1st Supp.), as amended.

“ISOs” has the meaning ascribed to it under “INFORMATION CONCERNING THE COMPANY—Share Option Plan.”

“Jonesco” means a company formed or to be formed and controlled by Jones Sr. and/or Jones Jr.

“Jonesco Office” means the top floor of the office building on the LaSalle Property.

“Jones Jr.” means Scott B. Jones, an individual resident in the Province of Québec and the President of the Company.

“Jones Sr.” means D. Bryan Jones, an individual resident in the Province of Québec and the Chairman of the Board and Chief Executive Officer of the Company.

“JPMCB” means JPMorgan Chase Bank, N.A.

“JPMorgan” means J.P. Morgan Securities, Inc.

“LaSalle Lease Agreement” means the lease agreement to be entered into by Jonesco, as landlord, and Amalco 2, as tenant, in respect of all of the LaSalle Property other than the Jonesco Office containing the terms and conditions set out in Schedule 1.1E to the Arrangement Agreement.

“LaSalle Property” means the land and building located at 6001 Irwin Street, Montréal (borough of LaSalle), Québec.

“LaSalle Purchased Property” means the LaSalle Property and all moveable property currently located in the Jonesco Office and identified to Amalco 2 in writing, all as more fully described in Schedule 1.1E to the Arrangement Agreement, owned by Nova Steel Ltd. prior to the Effective Time and which pursuant to the amalgamation of Amalco 1 and the Amalgamating Subsidiaries will become property of Amalco 2.

“Law” or “Laws” means all laws (including common law), statutes, regulations, statutory rules, by-laws, orders, ordinances, directives, decisions, requirements and the terms and conditions of any approvals, permits, licences or judgments of any Governmental Authority, together with any applicable enforceable published guidelines or policies, and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal to be forwarded by the Company to Shareholders in connection with the Arrangement.

“Lock-up Agreement” means the lock-up agreement entered into by and between Symmetry, Acquisitionco, D. Bryan Jones and Scott B. Jones on June 21, 2007.

“Logistics Service Agreement” means the transportation and services agreement pursuant to the terms and conditions set out in Schedule 1.1D of the Arrangement Agreement which will be entered into and become effective at the time set forth in the Plan of Arrangement.

“Material Adverse Change,” when used in connection with the Company, means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of the Company and its Subsidiaries on a consolidated basis, other than any change or effect resulting from (i) the announcement of the execution of the Arrangement or the transactions contemplated thereby or the performance of any obligation thereunder, (ii) changes in the U.S. or Canadian economies or securities or currency markets in general, (iii) changes generally affecting the steel industry business in the U.S. or Canada, (iv) commencement, occurrence or continuation of any war (whether or not declared), armed hostilities or acts of terrorism, (v) any change in applicable Laws or regulations or in U.S. GAAP, (vi) any natural disaster, or (vii) any of the matters listed in the Disclosure Letter; each of Symmetry and Acquisitionco acknowledges that any decrease in the market price or any decline in the trading volume of the Shares shall not, in and of itself, constitute a Material Adverse Change; provided however, that such change, effect, event or occurrence in (ii), (iii), (iv) and (vi) above does not primarily relate to (or have the effect of primarily relating only to) the Company and its Subsidiaries, taken as a whole, or disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared with other companies operating in the industry in which the Company and its Subsidiaries operate, in which case, the relevant exclusion from this definition of Material Adverse Change referred to above shall not be applicable.

“Material Adverse Effect” when used in connection with any Person, means any effect of a Material Adverse Change relating to the Person and its Subsidiaries, taken as a whole.

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be held at Le Centre Sheraton Montréal, 1201 René-Lévesque Blvd. West, Montréal, Québec, Canada on October 31, 2007 in accordance with the Interim Order to consider the Arrangement Resolution.

“Meeting Materials” means this Circular, together with the Notice of Meeting and the form of proxy accompanying this Circular.

“NASDAQ” means the Nasdaq Stock Market, Inc.

“NBBCA” means the Business Corporations Act (New Brunswick).

“NB Sub” means 632421 N.B. Ltd, a corporation existing under the NBBCA and a wholly-owned indirect subsidiary of Symmetry.

“NB Sub Articles” means the articles of NB Sub in effect immediately prior to the occurrence or deemed occurrence of the first to occur of the events set out in Section 2.2 of the Plan of Arrangement.

“Non-Competition Agreements” means the non-competition agreements entered into by and between (i) the Company, Symmetry, Acquisitionco and D. Bryan Jones, for the first non-competition agreement, and (ii) the Company, Symmetry, Acquisitionco and Scott B. Jones, for the second non-competition agreement, in each case on June 21, 2007.

“Non-Registered Shareholder” has the meaning ascribed to it under “INFORMATION CONCERNING THE MEETING AND VOTING—Non-Registered Shareholders.”

“Non-Resident Dissenting Shareholder” means a Non-Resident Shareholder who exercises Dissent Rights.

“Non-Resident Shareholder” means a Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) has not been and is not a resident or deemed to be resident in Canada, and (ii) does not use or hold and is not deemed to use or hold Shares in connection with carrying on a business in Canada.

“Notice of Dissent” means a notice given in respect of the exercise of Dissent Rights as contemplated in the Interim Order and as described in Article 4 of the Plan of Arrangement.

“Notice of Meeting” means the Notice of Special Meeting of Shareholders accompanying this Circular.

“Notifiable Transaction” has the meaning ascribed to it under “PRINCIPAL LEGAL MATTERS—Principal Regulatory Matters—Competition Act.”

“Nova Tube” means Nova Tube Inc., a corporation existing under the laws of the Province of Québec and a wholly-owned subsidiary of the Company.

“NSOs” has the meaning ascribed to it under “INFORMATION CONCERNING THE COMPANY—Share Option Plan.”

“Offer to Pay” has the meaning ascribed thereto under the heading “RIGHTS OF DISSENTING SHAREHOLDERS.”

“OSC Rule 61-501” has the meaning ascribed to it under “PRINCIPAL LEGAL MATTERS—Q-27 Exemption.”

“Payment Demand” has the meaning ascribed to it under the heading “RIGHTS OF DISSENTING SHAREHOLDERS.”

“Person” includes (whether or not any of the following is a “person” or has juridical personality under applicable law) any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority, and any group comprised of more than one Person and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representatives.

“Planning Act” means the Planning Act, R.S.O. 1990, c. P. 13.

“Plan of Arrangement” means the plan of arrangement substantially in the form of Appendix E of this Circular, as amended or varied pursuant to the terms of the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Court in the Interim Order and the Final Order.

“Pre-Acquisition Reorganization” has the meaning ascribed to it under “THE ARRANGEMENT AGREEMENT—Pre-Acquisition Reorganization.”

“Pre-Effective Date Period” means the period from June 21, 2007 until the Effective Time.

“Principal Shareholders” means D. Bryan Jones, the Company’s Chairman and Chief Executive Officer, and Scott B. Jones, the Company’s President.

“Proposed Amendments” has the meaning ascribed to it under “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain Canadian Federal Income Tax Considerations.”

“Purchase Price” means US$56.00 per Share in cash.

“Q-27” has the meaning ascribed to it under “PRINCIPAL LEGAL MATTERS—Q-27 Exemption.”

“Qualifying Holdco” means a corporation that meets the conditions described in the Arrangement Agreement in respect of which the Holdco Alternative has been validly elected.

“Qualifying Holdco Shareholder” has the meaning ascribed to it under the heading “HOLDCO ALTERNATIVE.”

“Record Date” means the close of business on October 2, 2007.

“Registered Shareholder” means a registered holder of Shares as recorded in the Company shareholders’ register maintained by the Transfer Agent.

“Regulations” has the meaning ascribed to it under “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain Canadian Federal Income Tax Considerations.”

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits, registrations, licenses and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that provides that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority that are required to permit the Company, Acquisitionco and Symmetry to perform their respective obligations under the Arrangement Agreement and to consummate the Transaction, including the Specified Regulatory Approvals.

“Required Vote” means the affirmative vote of at least 66 2/3% of the votes cast at the Meeting on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

“Resident Dissenting Shareholder” means a Resident Shareholder who exercises Dissent Rights.

“Resident Shareholder” means a Shareholder who, at all relevant times for purposes of the Tax Act, is or is deemed to be, resident in Canada.

“Restricted Actions” has the meaning ascribed to it under “OTHER RELEVANT AGREEMENTS —Non-Competition Agreements.”

“Reviewable Transaction” has the meaning ascribed to it under “PRINCIPAL LEGAL MATTERS—Principal Regulatory Matters—Investment Canada Act.”

“Right to Match” has the meaning ascribed to it under “THE ARRANGEMENT AGREEMENT—Covenant of the Company Regarding Non-Solicitation—Symmetry and Acquisitionco’s Right to Match.”

“Sale Leaseback Transaction” means the sale and leaseback of the LaSalle Property pursuant to the terms and conditions set out in Schedule 1.1E of the Arrangement Agreement which will be entered into and become effective at the time set forth in the Plan of Arrangement.

“SEC” means the United States Securities and Exchange Commission.

“Second Request” has the meaning ascribed to it under “PRINCIPAL LEGAL MATTERS—Principal Regulatory Matters—HSR Act.”

“Senior Notes” has the meaning ascribed to it under “PARTICULARS OF THE ARRANGEMENT —Sources of Funds for the Arrangement—Debt Financing.”

“Share Option Plan” means the Company’s 1997 share option plan.

“Shares” means the outstanding common shares in the share capital of the Company.

“Shareholders” means the Registered Shareholders and Non-Registered Shareholders of the Company and “Shareholder” means either a Registered Shareholder or a Non-Registered Shareholder of the Company.

“Special Committee” means the special committee of the independent members of the Board formed to, among other things, consider and make recommendations to the Board in respect of the Arrangement.

“Special Dividend” has the meaning ascribed to it in Section 2.11 of the Arrangement Agreement.

“Specified Regulatory Approvals” means the approvals required under the Competition Act, the Investment Canada Act and the HSR Act to permit the Company, Acquisitionco and Symmetry to perform their respective obligations under the Arrangement Agreement and to consummate the Transaction.

“Subsequent Payment” has the meaning ascribed to it in the Arrangement Agreement.

“Subsidiary” means, with respect to a specified body corporate, any other body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate, and shall include also any partnership, joint venture or other entity over which the specified body corporate is entitled to exercise similar direction or control.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal in respect of all of the Shares or all or substantially all of the assets of the Company, offering or making available to all Shareholders the same consideration in form and amount per Share to be purchased or otherwise acquired under such Acquisition Proposal, that the board of directors of the Company has determined, in its good faith judgment, after consultation with its outside financial and legal advisors and after considering all the terms and conditions of the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is (i) more favourable, from a financial point of view, to the Shareholders than the Transaction, and (ii) for which financing, to the extent required, is then committed, provided that (a) such Acquisition Proposal complies with all Applicable Securities Laws, and (b) failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with the fiduciary duties of the board of directors of the Company.

“Symmetry” means Symmetry Holdings Inc., a corporation existing under the laws of the State of Delaware.

“Tax” or “Taxes” means (i) any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever (whether disputed or not) imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, ad valorem, value-added, excise, severance, stamp, withholding, business, franchising, real property, personal property, development, occupancy, premium, windfall profits, environmental (including taxes under section 59A of the Code), employer health, payroll, employment, health, social services, education, social security, alternative or add-on minimum and estimated taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions; (ii) liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group; (iii) liability for the payment of any amount as a result of an express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (i) or (ii); and (iv) all amounts payable pursuant to any agreement or arrangement with respect to Taxes.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Taxable Capital Gain” has the meaning ascribed to it under “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain Canadian Federal Income Tax Considerations—Shareholders Resident in Canada—Disposition of Shares.”

“Transaction” means, collectively, (i) the Arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 of the Arrangement Agreement or made at the direction of the Court, (ii) any Pre-Acquisition Reorganization undertaken pursuant to Section 4.8 of the Arrangement Agreement, and (iii) the Asset Sales.

“Transfer Agent” means Computershare Trust Company, N.A.

“Trust Account” means the trust account at JPMCB, maintained by Continental Stock Transfer & Trust Company acting as trustee, initially in the amount of US$142.7 million for the benefit of Symmetry’s stockholders.

“U.S. Borrower” has the meaning ascribed to it under “PARTICULARS OF THE ARRANGEMENT—Sources of Funds for the Arrangement—Debt Financing.”

“U.S. GAAP” means generally accepted accounting principles in the United States.

“U.S. Holdco” means Novamerican Steel Finco Inc., a corporation existing under the laws of the State of Delaware and a wholly-owned indirect subsidiary of Symmetry.

“U.S. holder” has the meaning ascribed to it under “CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS—Certain United States Federal Income Tax Considerations.”

“U.S. Subsidiary Indebtedness” means amounts owing by U.S. Holdco and its Subsidiaries to the Company prior to the Effective Time which pursuant to the amalgamation of NB Sub and the Company become owing to Amalco 1.

“U.S. Treasury Regulations” will, unless the context clearly indicates otherwise, mean the income tax regulations promulgated under the Code and in effect, as amended, supplemented or modified from time-to-time, including for so long as in effect, “temporary” regulations.

APPENDIX A

SPECIAL RESOLUTION OF THE COMPANY SHAREHOLDERS

BE IT RESOLVED THAT:

1.                              The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Novamerican Steel Inc. (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended, is hereby authorized, approved and adopted.

2.                              The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule 1.1A to the arrangement agreement dated June 21, 2007 (the “Agreement”) made between Symmetry Holdings Inc., 632422 N.B. Ltd. and the Company, as the Plan of Arrangement may be modified or amended, is hereby authorized, approved and adopted.

3.                              Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Superior Court of Québec (the “Court”), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (a) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement in any manner not inconsistent with an applicable order of the Court, and (b) subject to the terms of the Agreement, not to proceed with the Arrangement.

4.                              Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Agreement for filing.

5.                              Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby.

A-1

APPENDIX B

ARRANGEMENT AGREEMENT

SYMMETRY HOLDINGS, INC.

- and -

632422 N.B. LTD.

- and -

NOVAMERICAN STEEL INC.

June 21, 2007

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION
1.1	Definitions	B-4
1.2	Certain Rules of Interpretation	B-13
1.3	Entire Agreement	B-14
1.4	Schedules	B-14
1.5	Accounting Matters	B-14
1.6	Knowledge	B-14
ARTICLE 2 THE TRANSACTION
2.1	Press Release Announcing the Arrangement	B-15
2.2	Articles of Arrangement	B-15
2.3	Fairness Opinion and Company Approval	B-15
2.4	Implementation Steps by the Company	B-15
2.5	Implementation Steps by Symmetry and Acquisitionco	B-16
2.6	Interim Order	B-17
2.7	The Company Circular	B-17
2.8	Closing Matters	B-17
2.9	Preparation of Filings, etc.	B-18
2.10	Disclosure Letter	B-19
2.11	Special Dividend	B-19
2.12	Holdco Alternative	B-20
ARTICLE 3 REPRESENTATIONS AND WARRANTIES
3.1	Representations and Warranties of the Company	B-21
3.2	Representations and Warranties of Symmetry and Acquisitionco	B-22
3.3	Survival	B-22
ARTICLE 4 COVENANTS
4.1	Covenants of the Company	B-22
4.2	Covenants of Symmetry and Acquisitionco	B-26
4.3	Mutual Covenants Respecting Specified Regulatory Approvals	B-27
4.4	Covenants of the Company Regarding Non-Solicitation	B-27
4.5	Access to Personnel and Information	B-30
4.6	Financing	B-30
4.7	Insurance and Indemnification	B-31
4.8	Reorganization	B-32
ARTICLE 5 CONDITIONS TO THE TRANSACTION
5.1	Mutual Conditions Precedent	B-33
5.2	Additional Conditions Precedent to the Obligations of Symmetry and Acquisitionco	B-34
5.3	Additional Conditions Precedent to the Obligations of the Company	B-36
5.4	Satisfaction of Conditions	B-36

ARTICLE 6 AMENDMENT AND TERMINATION
6.1	Amendment	B-36
6.2	Termination	B-37
6.3	Termination Payments and Expense Reimbursement	B-38
6.4	Effect of Termination Payment and Expense Reimbursement	B-39
6.5	Remedies	B-39
ARTICLE 7 GENERAL
7.1	Notices	B-40
7.2	Assignment	B-41
7.3	Further Assurances	B-41
7.4	Expenses	B-41
7.5	No Advisory Fees	B-41
7.6	Public Notices	B-41
7.7	Execution and Delivery	B-41
7.8	No Third Party Beneficiaries	B-41
7.9	Language	B-41

ARRANGEMENT AGREEMENT

THIS AGREEMENT made the 21st day of June, 2007,

BETWEEN:

SYMMETRY HOLDINGS, INC.,
a corporation existing under the laws of Delaware,
(hereinafter, “Symmetry”),
— and —
632422 N.B. LTD.,
a corporation existing under the laws of the Province of New Brunswick and a wholly-owned indirect subsidiary of Symmetry,
(hereinafter, “Acquisitionco”),
— and —
NOVAMERICAN STEEL INC.,
a corporation existing under the laws of Canada,
(hereinafter, the “Company”).

WHEREAS Symmetry, Acquisitionco and the Company wish to propose the Transaction, which will result in the acquisition of all of the Company Shares by Acquisitionco;

AND WHEREAS the board of directors of the Company, after consultation with its legal and financial advisors and upon the recommendation of a special committee of the board of directors of the Company formed to evaluate the Transaction, has unanimously determined that the Transaction is fair to the Company Shareholders and in the best interests of the Company and has resolved to enter into this Agreement and to recommend that the Company Shareholders vote in favour of the Arrangement Resolution, all on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                       Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

“1933 Act” means the United States Securities Act of 1933;

“Acquisitionco” has the meaning ascribed to it in the cover page of this Agreement;

“Acquisition Proposal” means any proposals or offers regarding (a) any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, tender offer, reorganization, liquidation, dissolution or winding-up in respect of the Company or any Company Subsidiary; (b) any sale or acquisition of any assets of the Company or any Company Subsidiary (other than sales of products in the ordinary course of business consistent with past practice and other than the Asset Sales and the Sale Leaseback Transaction); (c) any sale or acquisition of an equity interest in the Company, or any Company Subsidiary, or rights or interests therein or thereto; (d) any similar business combination or transaction of or involving the Company or any of the Company Subsidiaries, other than with Symmetry and Acquisitionco or any other Symmetry Subsidiary; or (e) a public announcement of an intention to do any of the foregoing from any person other than Symmetry, Acquisitionco or any other Symmetry Subsidiary;

“Act” means the Canada Business Corporations Act, the governing corporate statute of the Company;

“Additional Equity Amount” means Escrow Funds Available in excess of $98 million;

“Affiliate” has the meaning ascribed to it under the Act;

“Agreement” means this agreement, including all schedules, and all amendments or restatements as permitted, and references to “Article”, “Section” or “Schedule” mean the specified Article, Section or Schedule of this Agreement;

“AMF” means the Autorité des marchés financiers;

“Applicable Securities Laws” means any Laws relating to securities regulation in the United States or any province in Canada with which the Company must comply, including NASDAQ rules and regulations;

“Arm’s Length” has the meaning ascribed to it for purposes of the Tax Act;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement, to be substantially in the form and content of Schedule 1.1B;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Transaction that are required by the Act to be filed with the Director under the Act after the Final Order is made in order to effect the Transaction;

“Asset Sales” means the sale by a Subsidiary of the Company to Jones Sr. or a company controlled by Jones Sr. of the Company’s corporate aircraft and certain undeveloped land in Ontario not currently used in its operations to become effective immediately prior to the Effective Time pursuant to the terms and conditions set out in Schedule 1.1C; but specifically excluding the sale of the LaSalle Property and Sale Leaseback Transaction;

“Business Day” means any day on which commercial deposit taking banks are generally open for business in Montreal, Québec and New York, New York other than a Saturday, a Sunday or a day observed as a holiday in such locations under applicable Laws;

“Cash Amount” means an amount equal to (a) the aggregate amount of cash on hand at the Company or at any Company Subsidiary; (b) the net proceeds from the Asset Sales that are payable on or prior to the Effective Date to the Company or a Company Subsidiary to the extent not included in clause (a) above, notwithstanding that such Asset Sales may not have been completed; and (c) the net proceeds of the sale of the LaSalle Property pursuant to the Sale Leaseback Transaction in excess of $11.0 million, if any. For greater clarity, the Cash Amount shall include the $1.25 million of the Company held in escrow by Stikeman Elliott LLP as described in Section 6.3(c);

“Certificate of Arrangement” means the Certificate of Arrangement to be issued by the Director in respect of the Articles of Arrangement to be filed by the Company to give effect to the Transaction contemplated by this Agreement;

“Closing Time” has the meaning ascribed to it in Section 2.8;

“Code” means the United States Internal Revenue Code of 1986;

“Commissioner of Competition” means the Commissioner of Competition appointed under the Competition Act;

“Commitment Letter” means the commitment letter from Symmetry’s lenders relating to Symmetry’s debt financing for the Transaction, a copy of which has been provided to the Company;

“Company” has the meaning ascribed to it in the cover page of this Agreement;

“Company Benefit Plans” means all material employee benefit plans and all equity-based, severance, employment, change in control, collective bargaining, bonus, incentive, deferred compensation, pension, supplemental retirement and all other material employee benefit plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, funded or unfunded, registered or unregistered under which (a) any employees or former employees (or any spouses, dependants, survivors or beneficiaries of any such employees or former employees), directors or officers, individuals working on contract with the Company or a Company Subsidiary or other individuals providing services to it of a kind normally provided by employees or eligible dependants of any of the foregoing Persons has any present or contingent right to benefits which are contributed to, sponsored by or maintained by the Company or a Company Subsidiary or (b) under which the Company or a Company Subsidiary has any present or contingent liability;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all appendices thereto, prepared in accordance with this Agreement, to be sent to the Company Shareholders in connection with the Company Meeting;

“Company Documents” means documents or information required to be filed by the Company under the Act and Applicable Securities Laws;

“Company Entity” means the Company or any Company Subsidiary;

“Company Initial Payment” has the meaning ascribed to it in Section 6.3;

“Company IP” means (a) all domestic, foreign, registered and pending applications for patents, trademarks, service marks, copyrights, trade names, domain names and all material licences running to or from the Company or any of its Subsidiaries relating to the Company’s or any of its Subsidiaries, businesses or owned by the Company or any of its Subsidiaries, (b) all material common law trademarks, service marks, copyrights and copyrightable works (including databases, software and Internet site content), trade names, websites, URLs, brand names and logos, and (c) all trade secrets, inventions, formulae, data, improvements, know-how, confidential information, material computer programs (including any source code and object code), documentation, processes, methodologies, trade dress, and all other proprietary technology utilized in or incidental to the businesses of the Company and Company Subsidiaries and all common law rights relating to the foregoing;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, approve the Transaction;

“Company Shareholders” means Holders of Company Shares;

“Company Shares” means the common shares of the Company;

“Company Subsequent Payment” has the meaning ascribed to it in Section 6.3;

“Company Subsidiary” means each Subsidiary of the Company;

“Company Termination Payment” has the meaning ascribed to it in Section 6.3;

“Competition Act” means the Competition Act (Canada), R.S.C. 1985, c. C-34;

“Confidentiality Agreement” means the confidentiality agreement dated April 20, 2007 between Symmetry and the Company, as it may be amended from time to time;

“Contract” means a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which a Party, or any of its Subsidiaries, is a party or under which a Party or any of its Subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

“Court” means the Superior Court of Québec;

“Depositary” means the depositary to be chosen by Acquisitionco, acting reasonably, to receive the Letters of Transmittal and disburse the consideration payable to the Company Shareholders;

“Director” means the Director appointed pursuant to the Act;

“Disclosure Letter” means the disclosure letter provided by the Company to Symmetry and Acquisitionco prior to the execution of the Agreement, in form and in substance acceptable to Symmetry and Acquisitionco;

“Dissent Rights” means the rights of dissent in respect of the Transaction as described in the Plan of Arrangement;

“Dissenting Shareholder” means any Company Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement to be issued under the Act giving effect to the Transaction, which date shall be determined in accordance with Section 2.8;

“Effective Time” has the meaning ascribed to it in the Plan of Arrangement;

“Eligible Properties” means any non-depreciable capital property for the purposes of the Tax Act held by the Company or any of its Subsidiaries on the Effective Date;

“Encumbrance” means any deed of trust, easement, servitude, transfer restriction under any shareholder or similar agreements, rights of first refusal, any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” means all applicable Laws relating to the environment, natural resources or health or safety, including any such Laws and applicable, enforceable guidelines, policies and codes published by a Governmental Authority relating to Hazardous Substances including the storage, generation, use, handling, control, manufacture, processing, labelling, deposit, disposal, transport, remediation, discharge or release of Hazardous Substances;

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974;

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company, is treated as a single employer within the meaning of Section 414(b), (c), (m), or (o) of the Code. Notwithstanding the foregoing, for purposes of any liability related to a Multiemployer Plan under Title IV of ERISA, the “ERISA Affiliate” means any trade or business that, together with the Company, is treated as a single employer within the meaning of Section 4001(b) or ERISA;

“ERISA Event” means (a) a “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder for which the notice requirement has not been waived with respect to any Pension Plan, (b) the existence with respect to any Pension Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived, (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan, (d) the incurrence by either the Company or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Pension Plan, (e) the receipt by either the Company or any ERISA Affiliate from the PBGC or plan administrator of any notice relating to an intention to terminate any Pension Plan or Pension Plans or to appoint a trustee to administer any Pension Plan, or (f) the receipt by either the Company or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from either the Company or any ERISA Affiliate of any notice of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA;

“Escrow Funds Available” means all amounts in the Trust Account less the aggregate of (a) the amounts payable to Symmetry Stockholders who vote against approval of the acquisition of the Company by Symmetry and duly exercise the conversion rights attaching to their Symmetry Shares, and (b) deferred underwriting discounts and commissions in the amount of $6,000,000;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Existing Credit Facilities” means the instruments listed in Section 1.15 of the Disclosure Letter;

“Expense Reimbursement” has the meaning given to it in Section 6.3;

“Final Order” means the final order of the Court approving the Transaction as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Statements” means the audited consolidated financial statements of the Company for the fiscal year ended November 25, 2006, including the notes to such statements, and the unaudited consolidated financial statements of the Company for the three months ended February 24, 2007, including the notes to such statements;

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) self-regulatory organization or stock exchange, including without limitation, NASDAQ and the American Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any hazardous, dangerous or toxic substance regulated pursuant to Environmental Laws, including petroleum (including crude oil or any fraction thereof), petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, radon, toxic mould, urea-formaldehyde solvent, chemical and any other material, substance or thing that is regulated pursuant to any Environmental Law or that could result in liability under any Environmental Law, and shall include any contaminant, pollutant, waste, hazardous waste, special waste or dangerous good as defined under Environmental Laws;

“Holders” means, when used with reference to the Company Shares, the holders thereof shown from time to time in the register of holders of Company Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Company Shares;

“Holdco Agreements” has the meaning ascribed to it in Section 2.12;

“Holdco Election Date” has the meaning ascribed to it in Section 2.12;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“Income Tax” means any United States, Canadian or foreign federal, state, provincial, county, municipal or local tax on income, net income, profits or capital gains, including any interest, penalty or addition thereto, whether disputed or not;

“Initial Payment” has the meaning ascribed to it in Section 6.3;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Transaction, as contemplated by this Agreement;

“Inventory Value” means the value of the Company’s inventories as determined in accordance with U.S. GAAP consistent with past practice;

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.);

“Jones Jr.” means Scott B. Jones, an individual resident in the Province of Québec;

“Jones Sr.” means D. Bryan Jones, an individual resident in the Province of Québec;

“LaSalle Property” means the land and building located at 6001 Irwin Street, Montréal (borough of LaSalle), Québec;

“Latest Filing Time” has the meaning ascribed to it in Section 2.5;

“Law” or “Laws” means all laws (including common law), statutes, regulations, statutory rules, by-laws, orders, ordinances, directives, decisions, requirements and the terms and conditions of any approvals, permits, licences or judgments of any Governmental Authority, together with any applicable enforceable published guidelines or policies, and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal for use by Holders of the Company Shares, in the form approved by Acquisitionco, acting reasonably, and accompanying the Company Circular;

“Lock-Up Agreement” means the agreement entered into by Symmetry, Acquisitionco, and the Locked-Up Parties concurrently herewith, pursuant to which, among other things, the Locked-Up Parties have irrevocably agreed to support the Transaction and to vote the Company Shares held by them in favour of the Arrangement Resolution or any Alternative Transaction (as such term is defined in the Lock-Up Agreement);

“Locked-Up Parties” means, collectively, Jones Sr. and Jones Jr.;

“Logistics Services Agreement” means the transportation and services agreement pursuant to the terms and conditions set out in Schedule 1.1D which will be entered into and become effective at the time set forth in the Plan of Arrangement;

“Material Adverse Change”, when used in connection with the Company, means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of the Company and its Subsidiaries on a consolidated basis, other than any change or effect resulting from (a) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder, (b) changes in the U.S. or Canadian economies or securities or currency markets in general, (c) changes generally affecting the steel industry business in the U.S. or Canada, (d) commencement, occurrence or continuation of any war (whether or not declared), armed hostilities or acts of terrorism, (e) any change in applicable Laws or regulations or in U.S. GAAP, (f) any natural disaster, or (g) any of the matters listed in the Disclosure Letter; each of Symmetry and Acquisitionco acknowledges that any decrease in the market price or any decline in the trading volume of the Company Shares shall not, in and of itself, constitute a Material Adverse Change; provided however, that such change, effect, event or occurrence in (b), (c), (d) and (f) above does not primarily relate to (or have the effect of primarily relating only to) the Company and the Company Subsidiaries, taken as a whole, or disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared with other companies operating in the industry in which the Company and the Company Subsidiaries operate, in which case, the relevant exclusion from this definition of Material Adverse Change referred to above shall not be applicable;

“Material Adverse Effect” when used in connection with any Person, means any effect of a Material Adverse Change relating to the Person and its Subsidiaries, taken as a whole;

“Material Contracts” has the meaning ascribed to it in Section 1.26 of Schedule 3.1;

“material fact” has the meaning ascribed to it under the Securities Act;

“NASDAQ” means the Nasdaq Stock Market, Inc.;

“Non-Competition Agreements” means the non-competition agreements entered into by Jones Sr. and Jones Jr. concurrently with the execution of this Agreement, with effect as at and from the Effective Time;

“Notice” has the meaning ascribed to it in Section 7.1;

“NTI Property” means undeveloped land of the Company located in Jacksonville, Indiana;

“Outside Date” means November 30, 2007 or such later date as determined pursuant to Section 6.2(c)(i);

“Party” means Symmetry, Acquisitionco or the Company, and “Parties” means Symmetry, Acquisitionco and the Company, collectively;

“Pension Plan” means any defined benefit pension plan subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Company or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA;

“Person” includes (whether or not any of the following is a “person” or has juridical personality under applicable law) any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority, and any group comprised of more than one Person and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representatives;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule 1.1A and any amendments or variations made thereto in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court;

“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 4.8(a);

“Pre-Effective Date Period” means the period from the date hereof until the Closing Time, subject to the earlier termination of this Agreement in accordance with its terms;

“Product Authorizations” means current approvals, licences, permits, consents, authorizations or registrations required or issued by any Governmental Authority, any other regulatory authority of competent jurisdiction or any material third party test house, registrar or certification body, relating to the investigation, manufacture, import, export, sale, distribution and/or marketing of the Products;

“Products” means any products that are developed, manufactured or sold by the Company and/or the Company Subsidiaries for which the Company or the Company Subsidiaries are entitled to receive royalties or other payments;

“Purchase Price” means $56 cash per Company Share;

“Qualifying Holdco” has the meaning ascribed to it in Section 2.12;

“Qualifying Holdco Shareholders” has the meaning ascribed to it in Section 2.12;

“Regulation Q-27” means Regulation Q-27—Protection of Minority Securityholders in the Course of Certain Transactions of the AMF;

“Regulation Q-27 Exemption Application” means the application to be made by the Company requesting an exemption from the application of Regulation Q-27 to the Transaction;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits, registrations, licenses and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a Transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority, that are required to permit the Parties to perform their respective obligations under this Agreement and to consummate the Transaction, including the Specified Regulatory Approvals;

“Right to Match Period” has the meaning ascribed to it in Section 4.4(g);

“Sale Leaseback Transaction” means the sale and leaseback of the LaSalle Property pursuant to the terms and conditions set out in Schedule 1.1E which will be entered into and become effective at the time set forth in the Plan of Arrangement;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario);

“Special Committee” means the special committee of the board of directors of the Company;

“Special Dividend” has the meaning ascribed to it in Section 2.11;

“Specified Regulatory Approvals” means those Regulatory Approvals set out in Schedule 2.7;

“Subsequent Payment” has the meaning ascribed to it in Section 6.3;

“Subsidiary” means, with respect to a specified body corporate, any other body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate, and shall include also any partnership, joint venture or other entity over which the specified body corporate is entitled to exercise similar direction or control;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal in respect of all of the Company Shares or all or substantially all of the assets of the Company, offering or making available to all Company Shareholders the same consideration in form and amount per Company Share to be purchased or otherwise acquired under such Acquisition Proposal, that the board of directors of the Company has determined, in its good faith judgment, after consultation with its outside financial and legal advisors and after considering all the terms and conditions of the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is (a) more favourable, from a financial point of view, to the Company Shareholders than the Transaction, and (b) for which financing, to the extent required, is then committed; provided that (i) such Acquisition Proposal complies with all Applicable Securities Laws, and (ii) failure to recommend such Acquisition Proposal to Company Shareholders would be inconsistent with the fiduciary duties of the board of directors of the Company;

“Symmetry” has the meaning ascribed to it in the cover page of the Agreement;

“Symmetry Meeting” means the special meeting of the Symmetry Stockholders, including any adjournment or postponement thereof, to consider and, if deemed advisable, approve the acquisition of the Company by Symmetry;

“Symmetry Proxy Statement” means the notice of the Symmetry Meeting and accompanying proxy statement, including all appendices thereto, prepared in accordance with this Agreement, to be sent to the shareholders of Symmetry in connection with the Symmetry Meeting;

“Symmetry Stockholders” means holders of shares of common stock of Symmetry;

“Symmetry Termination Payment” has the meaning ascribed to it in Section 6.3;

“Tax” or “Taxes” means (a) any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever (whether disputed or not) imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, ad valorem, value-added, excise, severance, stamp, withholding, business, franchising, real property, personal property, development, occupancy, premium, windfall profits, environmental (including taxes under section 59A of the Code), employer health, payroll, employment, health, social services, education, social security, alternative or add-on minimum and estimated taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions; (b) liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group; (c) liability for the payment of any amount as a result of an express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (a) or (b); and (d) all amounts payable pursuant to any agreement or arrangement with respect to Taxes;

“Tax Act” means the Income Tax Act (Canada);

“Tax Authority” means any Governmental Authority exercising regulatory authority with respect to Tax;

“Tax Return” means any return, report, declaration, election, notice, filing, form, estimate, claim for refund, information return or statement or other document (whether in tangible, electronic or other form) relating to Taxes, including any schedules, attachments, supplements, appendices and exhibits thereto, and including any amendments thereof, filed or required to be filed with any Tax Authority;

“Transaction” means, collectively, (a) the arrangement of the Company under Section 192 of the Act on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 of this Agreement or made at the direction of the Court, (b) any Pre-Acquisition Reorganization undertaken pursuant to Section 4.8 and (c) the Asset Sales;

“Trust Account” means the trust account at JPMorgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company acting as trustee, initially in the amount of $142,700,000 for the benefit of the Symmetry Stockholders;

“U.S. GAAP” means generally accepted accounting principles in the United States; and

“U.S. Treasury Regulations” will, unless the context clearly indicates otherwise, mean the income tax regulations promulgated under the Code and in effect, as amended, supplemented or modified from time-to-time, including for so long as in effect, “temporary” regulations.

1.2                       Certain Rules of Interpretation

In this Agreement:

(a)        Currency—Unless otherwise specified, all references to money amounts are to lawful currency of the United States of America.

(b)        Governing Law—This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable in the Province of Québec. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Québec in respect of all matters arising under or in relation to this Agreement.

(c)        Headings—Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)        Including—Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(e)        No Strict Construction—The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall be applied.

(f)         Number and Gender—Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)        Severability—If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(h)        Statutory references—A reference to a statute includes all rules, regulations and policies made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

(i)         Time—Time is of the essence in the performance of the Parties’ respective obligations.

(j)         Time Periods—Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(k)        Subsidiaries—To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of any Party, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action or abstain from the prohibited action, as the case may be.

1.3                       Entire Agreement

This Agreement, together with the agreements and other documents contemplated by this Agreement, constitutes the entire agreement between the Parties and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. No reliance has been made upon, and there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement. There shall be no liability, either in tort or in contract or otherwise, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, not reduced to writing as part of this Agreement.

1.4                       Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
1.1A	Plan of Arrangement
1.1B	Arrangement Resolution
1.1C	Asset Sales Term Sheet
1.1D	Logistics Services Agreement Term Sheet
1.1E	Sale Leaseback Transaction Term Sheet
2.7	Specified Regulatory Approvals
2.11	Special Dividend Officer’s Certificate
3.1	Representations and Warranties of the Company
3.2A	Representations and Warranties of Symmetry and Acquisitionco

1.5                       Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under generally accepted accounting principles of the United States of America and all determinations of an accounting nature required to be made shall be made in a manner consistent with generally accepted accounting principles of the United States of America.

1.6                       Knowledge

Any reference to the knowledge of a Party shall mean, unless otherwise specified, to the best of the knowledge, information and belief of such Party’s senior officers after reviewing all relevant records and making reasonable inquiries regarding the relevant matter of such Party’s senior officers. For these purposes the senior officers of the Company are the Chairman of the Board and Chief Executive Officer, President and Vice-President, and Chief Financial Officer, and the senior officers of Symmetry are the Chief Executive Officer and President.

ARTICLE 2
THE TRANSACTION

2.1                       Press Release Announcing the Arrangement

Subject to compliance with Applicable Securities Laws, as soon as reasonably practicable and in any event not later than commencement of trading on NASDAQ immediately following the execution of this Agreement, Symmetry and the Company shall jointly issue a mutually agreed press release announcing the entering into of this Agreement, which press release will be satisfactory in form and substance to the Parties acting reasonably. The Company will file such press release, together with a Form 6-K in prescribed form with the SEC.

2.2                       Articles of Arrangement

The Articles of Arrangement shall provide, with such other matters as are necessary to effect the Transaction, for the implementation of the Plan of Arrangement, as a result of which the outstanding Company Shares shall be transferred by the Holders thereof to Acquisitionco without any further authorization, act or formality, in exchange for cash in the amount of the Purchase Price per Company Share, and Acquisitionco will be deemed to be the legal and beneficial owner thereof, free and clear of all Encumbrances.

2.3                       Fairness Opinion and Company Approval

The Company represents and warrants to and in favour of Symmetry and Acquisitionco, and acknowledges that Symmetry and Acquisitionco are relying upon such representations and warranties in entering into this Agreement, that as of the date hereof:

(a)        the financial advisor to the Special Committee has delivered an oral opinion to the Special Committee and the board of directors of the Company to the effect that the Purchase Price per Company Share is fair from a financial point of view to all Company Shareholders (except the Locked-up Parties); and

(b)        those members of the board of directors of the Company entitled to vote, upon consultation with its financial and legal advisors, and following consultation by the Special Committee of its financial and legal advisors, and on receipt of a recommendation of the Special Committee, have unanimously determined that the Purchase Price per Company Share is fair from a financial point of view to all Company Shareholders (except the Locked-up Parties) and that the Arrangement is in the best interests of the Company and accordingly, have unanimously approved the entering into of this Agreement and the making of a recommendation that Company Shareholders vote in favour of the Arrangement.

2.4                       Implementation Steps by the Company

The Company shall, subject to the terms of this Agreement:

(a)        as soon as reasonably practicable apply in a manner acceptable to Symmetry and Acquisitionco, acting reasonably, under the Act for an order approving the Arrangement and in connection with such application the Company shall file and diligently prosecute an application for an Interim Order providing for the calling and holding of the Company Meeting for the purpose of considering, and if deemed advisable, approving the Transaction;

(b)        convene and hold the Company Meeting on or before five (5) Business Days following the Symmetry Meeting (provided that the Company shall use its commercially reasonable efforts to hold the Company Meeting on the same day as the Symmetry Meeting), or such other date as the Parties may mutually agree to, for the purpose of considering the Arrangement Resolution and, with the consent of

Symmetry and Acquisitionco, for any other proper purpose as may be set out in the notice for such meeting;

(c)        except as required for quorum purposes and except as may be required for the board of directors of the Company or any committee thereof to consider an Acquisition Proposal that it has determined would reasonably be likely, if consummated, to constitute a Superior Proposal (provided that the Company is in compliance with Section 4.4 at all times and further provided that any adjournment or postponement or failure to call the Company Meeting shall not result in the Company Meeting being held later than the tenth Business Day prior to the Outside Date), not adjourn, postpone, cancel (or propose the adjournment, postponement or cancellation of) or fail to call the Company Meeting without Symmetry and Acquisitionco’s prior written consent, except as required by applicable Law;

(d)        subject to compliance by the directors and officers with their fiduciary duties, use commercially reasonable efforts to solicit from the Company Shareholders proxies in favour of the approval of the Arrangement Resolution, including if so requested by Symmetry and Acquisitionco using the services of dealers and proxy solicitation services;

(e)        subject to obtaining the approvals as are required by the Interim Order, make application for the Final Order as soon as practicable and, in any event, no later than five (5) Business Days after the later to occur of the satisfaction of the Company Shareholder and Symmetry Stockholder approval conditions set out in Sections 5.1(a) and 5.1(b), respectively, and use its commercially reasonable efforts to diligently pursue the application to the Court for the Final Order and the issuance of the Final Order; and

(f)         subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, on the date contemplated in Section 2.8 send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the Act to give effect to the Transaction.

2.5                       Implementation Steps by Symmetry and Acquisitionco

(a)        As soon as reasonably practicable and in any event within ten (10) Business Days after the date hereof ( the “Latest Filing Time”), Symmetry shall prepare and file with the SEC a preliminary Symmetry Proxy Statement, together with a formal proxy, with respect to the Symmetry Meeting; provided, however, that if the filing of the Symmetry Proxy Statement is delayed by reason of: (i) an injunction, order or any other action made or taken by a court or regulatory authority of competent jurisdiction, then, provided that such injunction, order or other action is being contested or appealed by Symmetry, the Latest Filing Time shall be extended to the fifth Business Day following the date on which such injunction, order or other action ceases to be in effect; or (ii) the Company not having provided to Symmetry any information (including financial information) pertaining to the Company that is necessary for the completion of the Symmetry Proxy Statement by Symmetry, or not having provided Symmetry with such other assistance in the preparation of the Symmetry Proxy Statement as may be reasonably requested by Symmetry in order that the Symmetry Proxy Statement comply in all material respects with Applicable Securities Laws, then the Latest Filing Time shall be extended to the fifth Business Day following the date on which the Company supplies such necessary information or other assistance. Symmetry shall use commercially reasonable efforts to have the Symmetry Proxy Statement cleared by the SEC and shall cause the Symmetry Proxy Statement and other documentation required in connection with the Symmetry Meeting to be sent to the Symmetry Stockholders. Symmetry shall permit the Company and its counsel a reasonable opportunity to review the Symmetry Proxy Statement and other documentation referred to above in the course of such preparation prior to its filing and shall include in such documents comments reasonably proposed by the Company.

(b)        As soon as reasonably practicable after the date hereof, each of Symmetry and Acquisitionco shall file any Notification and Report Forms and related materials required to be filed by it with the

Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable. Acquisitionco shall bear the cost, and shall be responsible for paying the applicable HSR Act filing fee.

(c)        Subject to Section 2.9, Symmetry shall convene and hold the Symmetry Meeting as soon as reasonably practicable after the SEC clears the Symmetry Proxy Statement.

(d)        Acquisitionco shall, subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in this Agreement in its favour, on or before the Effective Date deposit or cause to be deposited with the Depositary, immediately available funds equal to the aggregate cash consideration payable for Company Shares under the Transaction.

2.6                       Interim Order

The application referred to in Section 2.4(a) shall request that the Interim Order provide:

(a)        for the class of Persons to whom notice is to be provided in respect of the Plan of Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)        that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting;

(c)        that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting; and

(d)        for the grant of the Dissent Rights.

2.7                       The Company Circular

As promptly as reasonably practicable after the execution of this Agreement, the Parties shall prepare and complete, in consultation with each other and using their commercially reasonable efforts, the Company Circular (and any amendments thereto) together with any other documents required by the Act, the 1933 Act and the Exchange Act and other applicable Laws in connection with the Company Meeting and the Transaction. As promptly as reasonably practicable thereafter, and after obtaining the Interim Order and the clearance from the SEC on the Symmetry Proxy Statement, but subject to obtaining any required Regulatory Approvals in connection with mailing the Company Circular, the Company shall cause the Company Circular and other documentation required in connection with the Company Meeting to be sent to each Company Shareholder and to be filed with applicable Governmental Authorities, as required by the Interim Order and applicable Laws. The Parties shall jointly draft the Company Circular, and shall permit each Party to review and comment on drafts of the Company Circular (or parts thereof) and other documentation referred to above in the course of such preparation and the Company shall not file or amend such documentation without the consent of Symmetry and Acquisitionco, not to be unreasonably withheld or delayed.

2.8                       Closing Matters

(a)        The Effective Date shall be on or before the fifth Business Day following the latest of the date of issuance of the Final Order (unless appealed in which case, the Effective Date shall be the date immediately following the date such appeal is delivered or withdrawn) and the date upon which the last Specified Regulatory Approval is obtained, or such other date as the Parties may agree. Closing shall take place at the Montreal offices of Davies Ward Phillips & Vineberg LLP at 10:00 a.m. on the Effective Date

or at such other place, date and time as the Parties shall agree (the “Closing Time”). Each Party shall deliver, at the closing of the Transaction, such customary certificates, resolutions and other closing documents as may be required by the other Parties, acting reasonably.

(b)        Notwithstanding 2.8(a), if the Effective Date would otherwise occur before August 31, 2007, and the Company anticipates that the Special Dividend may not be paid if the Effective Date were to occur before August 31, 2007, the Company may, by written notice to Acquisitionco and Symmetry, in its discretion choose an Effective Date of August 31, 2007.

2.9                       Preparation of Filings, etc.

(a)        Each Party shall furnish to the others all information that may be required under Law to be provided concerning such Party and its shareholders for the Company Circular, the Symmetry Proxy Statement and the implementation of the other actions described herein. Each Party covenants with the others that information to be furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with the Company Circular, the Symmetry Proxy Statement or otherwise in connection with the consummation of the Transaction will not contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or which is necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished. As promptly as practicable and in any event within ten (10) Business Days after the date hereof, the Company shall draft and file with the AMF the Regulation Q-27 Exemption Application and shall permit Symmetry and Acquisitionco to review and comment on drafts of such application in the course of its preparation and shall not file it without the consent of Symmetry and Acquisitionco, not to be unreasonably withheld or delayed. Symmetry shall be entitled to participate in any written or oral submissions in respect of the Regulation Q-27 Exemption Application.

(b)        Each Party shall promptly notify the others if, at any time before the Closing Time, it becomes aware that the Company Circular, the Symmetry Proxy Statement or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or which is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, the Symmetry Proxy Statement or such application. In any such event, each Party shall cooperate in the preparation of a supplement or amendment to the Company Circular, the Symmetry Proxy Statement or such application, as required and as the case may be, and, if required, shall cause the same to be distributed to Company Shareholders, Symmetry Stockholders and/or filed with the relevant Governmental Authorities, as applicable. Each Party shall ensure that the information to be provided by it for inclusion in the Company Circular and the Symmetry Proxy Statement, as applicable, will, at the respective times of mailing, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

(c)        The Company shall ensure that the Company Circular complies with the Act and all other applicable Laws. Without limiting the generality of the foregoing, the Company shall ensure that the Company Circular provides Company Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting.

(d)        Symmetry shall ensure that the Symmetry Proxy Statement complies with Applicable Securities Laws. Without limiting the generality of the foregoing, Symmetry shall ensure that the Symmetry Proxy Statement provides Symmetry Stockholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Symmetry Meeting.

2.10                Disclosure Letter

Notwithstanding anything in the Disclosure Letter to the contrary, all disclosures in the Disclosure Letter must reference or be associated with a particular section in this Agreement (including the Schedules) but will also be interpreted to relate to or modify other sections of this Agreement (including the Schedules) if the intention to so relate or modify is readily apparent on the face of such disclosure.

2.11                Special Dividend

(a)        Subject to Section 2.11(b), the Plan of Arrangement shall provide for the payment to the Company Shareholders at the Effective Time of a special dividend per share (the “Special Dividend”) in an aggregate amount equal to the lesser of (i) the amount by which the aggregate of the Cash Amount and the Inventory Value is greater than $225 million, and (ii) the Cash Amount in excess of $80 million. The Company shall make a designation under subsection 89(14) of the Tax Act so that the Special Dividend is an “eligible dividend” for the purposes of the Tax Act provided that the making of such designation does not result in any tax to the Company under the Tax Act.

(b)        Notwithstanding Section 2.11(a), no Special Dividend shall be payable to the Company Shareholders pursuant to this Agreement, unless:

(i)                          at least $15 million of the Cash Amount represents the net proceeds from the Asset Sales that are paid or payable on or prior to the Effective Date to the Company or a Company Subsidiary, notwithstanding that such Asset Sales may not yet have been completed;

(ii)                      the Cash Amount is greater than $80 million;

(iii)                  the Inventory Value is greater than $135 million;

(iv)                    the aggregate of the Cash Amount and the Inventory Value is greater than $225 million;

(v)                        the trade accounts payable and accrued liabilities, as determined in accordance with U.S. GAAP, consistent with past practice, have been generated in the ordinary course of business and are outstanding in accordance with the terms and conditions of all applicable suppliers’ contracts and/or previously acceptable payment terms; and

(vi)                    the accounts receivable, as determined in accordance with U.S. GAAP, consistent with past practice, have been incurred in the ordinary course of business.

(c)        Symmetry and Acquisitionco shall have the right to verify the accuracy of all amounts and calculations in this Section 2.11, and the Company shall provide reasonable access to its books and records and accounting personnel in furtherance of such verification.

(d)        The amounts to be calculated as set out in this Section 2.11, including the Cash Amount, the Inventory Value, shall be calculated as at a date 12 Business Days before the anticipated Effective Date. Such calculation shall be performed by the Chief Financial Officer of the Company in good faith in accordance the provisions of this Section 2.11, and submitted in draft to Acquisitionco and Symmetry at least 10 Business Days before the anticipated Effective Date, for their review and approval, together with a draft of the officer’s certificate attached as Schedule 2.11 hereto. Subject to such review and approval, the Parties shall mutually determine the Special Dividend amount, if any, prior to the Effective Date, acting reasonably, and on and as at the end of the Business Day immediately prior to the Effective Date (except for the Inventory Value, which shall be calculated as at a date four Business Days before the Effective Date) the Chief Financial Officer of the Company shall certify the accuracy of the calculations set out above by executing and delivering an officer’s certificate in the form attached as Schedule 2.11 hereto.

2.12                Holdco Alternative

(a)        Subject to receipt of all required regulatory approvals, Acquisitionco will permit persons (“Qualifying Holdco Shareholders”) who (i) are resident in Canada for purposes of the Tax Act, (ii) are not exempt from tax under Part I of the Tax Act, and (iii) are registered owners of the Company Shares and elect in respect of such Company Shares, by notice in writing provided to Acquisitionco (or the Depositary) no later than 5:00 p.m. (Montreal time) on the 15th Business Day prior to the Effective Date (the “Holdco Election Date”) to sell shares of a “Qualifying Holdco” (the “Holdco Alternative”) provided that:

(i)                          such Qualifying Holdco is an unlimited liability company incorporated under the Companies Act (Nova Scotia) after the date hereof and is a wholly-owned disregarded entity of such shareholder for US federal income tax purposes within the meaning of Treasury Regulation section 301.7701-2 and is not a partnership for U.S. federal income tax purposes;

(ii)                      such Qualifying Holdco is a single purpose Company that has not carried on any business, never had any employees, does not have any right or interest in any property of any kind whatsoever other than the Company Shares, has never entered into any transaction other than those relating to and necessary for the ownership of Company Shares or with Acquisitionco’s consent such other transactions as are necessary to facilitate those transactions described in the Plan of Arrangement;

(iii)                  at the Effective Time, such Qualifying Holdco has no liabilities or obligations of any kind whatever;

(iv)                    at the Effective Time, such Qualifying Holdco will not have unpaid declared dividends or other distributions (other than any dividend that is to be paid by such Qualifying Holdco pursuant to the Plan of Arrangement) and any promissory note issued in payment of a dividend shall no longer be outstanding as of the Effective Time;

(v)                        such Qualifying Holdco shall have no shares outstanding other than the common shares being disposed of to Acquisitionco by the Qualifying Shareholder, who shall be the sole beneficial owner of such shares;

(vi)                    at all times such Qualifying Holdco shall be a resident of Canada and a “taxable Canadian corporation” for the purposes of the Tax Act and not be a resident of any other country and shall have no taxable presence in any other country;

(vii)                such Qualifying Holdco shall have not more than three directors and three officers;

(viii)            the Qualifying Holdco Shareholder shall at its cost and in a timely manner prepare and file all income tax returns of such Qualifying Holdco in respect of the taxation year of such Qualifying Holdco ending immediately prior to the acquisition of such Qualifying Holdco by Acquisitionco, subject to Acquisitionco’s right to approve all such tax returns as to form and substance;

(ix)                    the Qualifying Holdco Shareholder shall indemnify Acquisitionco, and any successor thereof, for any and all liabilities of the Qualifying Holdco (other than tax liabilities of the Qualifying Holdco that arise as a result of the Qualifying Holdco disposing of the Shares after the Effective Date) in a form satisfactory to Acquisitionco in its sole discretion;

(x)                        the Qualifying Holdco Shareholder has net assets which are satisfactory to Acquisitionco or provides Acquisitionco with security satisfactory to Acquisitionco in respect of such Qualifying Holdco Shareholder’s indemnification obligations as set out in paragraph (ix) above;

(xi)                    each Qualifying Holdco Shareholder will be required to enter into a share purchase agreement and other ancillary documentation (collectively, the “Holdco Agreements”) containing representations and warranties and covenants acceptable to Acquisitionco, acting reasonably;

(xii)                the Qualifying Holdco Shareholder will provide Acquisitionco with copies of all documents necessary to effect the transactions contemplated herein on or before the tenth business day preceding the Effective Date, the completion of which will comply with applicable Laws (including securities Laws) at or prior to the Effective Time;

(xiii)            the entering into or implementation of the Holdco Alternative will not result in any delay in completing any other transaction contemplated by this Agreement;

(xiv)              access to the books and records of such Qualifying Holdco shall have been provided to Acquisitionco on or before the tenth Business Day prior to the Effective Date and Acquisitionco and its counsel shall have completed their due diligence regarding the business and affairs of such Qualifying Holdco;

(xv)                  the terms and conditions of such Holdco Alternative must be satisfactory to Acquisitionco and the Company, acting reasonably, and must include representations and warranties which are satisfactory to Acquisitionco, acting reasonably; and

(xvi)              prior to the Effective Time the Qualifying Holdco Shareholder will be required to pay all reasonable out-of-pocket expenses incurred by Acquisitionco in connection with the Holdco Alternative, including any reasonable costs associated with any due diligence conducted by Acquisitionco or the Company.

(b)        Any Qualifying Holdco Shareholder who elects the Holdco Alternative will be required to make full disclosure to Acquisitionco of all transactions involved in such Holdco Alternative. In the event that the terms and conditions of such Holdco Alternative or any transactions involved in the Holdco Alternative are not satisfactory to Acquisitionco, acting reasonably, no Holdco Alternative shall be offered and the other transactions contemplated by this Agreement shall be completed subject to the other terms and conditions hereof.

(c)        Each Qualifying Holdco Shareholder that has elected the Holdco Alternative will be required to enter into Holdco Agreements in the form required by the Acquisitionco, acting reasonably. Failure of any Qualifying Holdco Shareholder to properly elect the Holdco Alternative on or prior to the Holdco Election Date or failure of any Qualifying Holdco Shareholder to properly enter into a Holdco Agreement will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative.

(d)        Upon request by a Qualifying Holdco Shareholder, Acquisitionco may in its sole discretion agree to waive any of the requirements for making a Qualifying Holdco Election described in Section 2.12(a).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                       Representations and Warranties of the Company

The Company represents and warrants to and in favour of Symmetry and Acquisitionco as set out in Schedule 3.1 and acknowledges that Symmetry and Acquisitionco are relying upon such representations and warranties in connection with the matters contemplated by this Agreement, provided however that each of the representations and warranties of the Company set forth in Schedule 3.1 is qualified by and is made subject to any actions that are required in connection with the Pre-Acquisition Reorganization and the transactions set out in Sections 2.2(d), (o), (p) and (q) of the Plan of Arrangement.

3.2                       Representations and Warranties of Symmetry and Acquisitionco

Each of Symmetry and Acquisitionco represents and warrants to and in favour of the Company as set out in Schedule 3.2 and acknowledges that the Company is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.3                       Survival

The representations and warranties of each Party contained herein shall survive the execution and delivery of this Agreement but shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Date. Any investigation by a Party or its advisors shall not mitigate, diminish or affect the representations and warranties of the other Parties. The termination of this Agreement shall not relieve any Party from liability for breach of this Agreement or such representation and warranty prior to such termination.

ARTICLE 4
COVENANTS

4.1                       Covenants of the Company

(a)        The Company covenants and agrees that, during the Pre-Effective Date Period, and subject to the Pre-Acquisition Reorganization and the Holdco Alternative, the Company shall, and shall cause each of its Subsidiaries to:

(i)                          continue to carry on its business in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to preserve intact its present business organization, and its relationships with those having material business dealings with it, to the end that its goodwill and business shall be maintained;

(ii)                      except for the payment of the Special Dividend, if any, not split, consolidate or reclassify any of the outstanding shares of the Company or of any Subsidiary, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of the Company or of any Company Subsidiary;

(iii)                  not amend the articles or by-laws of the Company or of any Company Subsidiary;

(iv)                    not sell, pledge, encumber, allot, reserve, set aside or issue, or purchase or redeem, any shares in its capital or of any Company Subsidiary or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, or financial instruments the performance of which is based upon any such shares or other securities having a right to vote or convertible or exchangeable into such shares or securities, except pledges required to be made pursuant to the terms of the Existing Credit Facilities;

(v)                        not amend, vary or modify the Company Benefit Plans involving Company Shares or phantom equity;

(vi)                    not reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, or purchasing a substantial equity interest or substantial portion of the business of, any business or Person;

(vii)                not sell, lease, encumber or otherwise dispose of any material assets except (A) with respect to the sale of inventory of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice; (B) with respect to Encumbrances granted pursuant to the Existing Credit Facilities or (C) the sale of the NTI Property;

(viii)            not:

(A)                    in the case of directors and senior or executive officers of the Company, enter into or modify any Company Benefit Plans or other employment, retention, severance, or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, retention, severance or termination pay to or any other form of compensation to, or increase of benefits payable to, or make any loan to, any officers or directors of the Company or any Company Subsidiary other than as contemplated by this Agreement or required under the terms of a Company Benefit Plan or written employment or indemnification agreement in effect prior to the date hereof;

(B)                     in the case of employees who are not senior or executive officers or directors of the Company or any Company Subsidiary, take any action with respect to the entering into or modification of any Company Benefit Plans or other employment, retention, severance, collective bargaining or similar agreements, policies or arrangements or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, retention, severance or termination pay or any other form of compensation that are individually or in the aggregate material to the Company and Company Subsidiaries on a consolidated basis or any increase of benefits payable, or make any loans to employees that are individually or in the aggregate material to the Company and Company Subsidiaries on a consolidated basis, other than as required by Law, or as contemplated by this Agreement or as required by under the terms of a Company Benefit Plan or written employment agreement or collective bargaining agreement in effect prior to the date hereof or for annual increases in the ordinary course of business consistent with past practice or in connection with promotions in the ordinary course of business consistent with past practice; or

(C)                     at any time within the Pre-Effective Date Period, effectuate a plant closing or mass layoff affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or its Subsidiaries;

(ix)                    not guarantee the payment of material indebtedness of another Person or enter into any “keep well” or other agreement having the economic effect of the foregoing (other than pursuant to contractual obligations in effect prior to the date hereof);

(x)                        not incur indebtedness for money borrowed or issue or sell any debt securities or warrants or other rights to acquire debt securities other than for short term indebtedness incurred in the ordinary course of business consistent with past practice;

(xi)                    not, except in the ordinary course of business consistent with past practice: (A) satisfy or settle any claims or liabilities substantially prior to the same being due, except such as have been reserved against in the Financial Statements, which are, individually or in the aggregate, material to the Company and Company Subsidiaries on a consolidated basis; (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material to the Company and Company Subsidiaries on a consolidated basis; or (C) enter into any interest rate, currency equity or commodity swaps, hedges or other similar financial instruments;

(xii)                use its reasonable commercial efforts (and cause each of its Subsidiaries to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiii)            not make any loan, advances or capital contributions to, or investments in, any other Person, except for:

(A)                    loans or investments by the Company or a wholly-owned Company Subsidiary to or in any wholly-owned Company Subsidiary; and

(B)                     advances made to employees (other than officers) for travel and moving expenses in the ordinary course of business consistent with past practice;

(xiv)              incur or commit to capital expenditures only in the ordinary course of business consistent with past practice and in accordance with capital budgets approved by the board of directors of the Company;

(xv)                  not make any changes to existing accounting practices relating to the Company or any Company Subsidiary, except as required by Law or a Governmental Authority or required by applicable generally accepted accounting principles other than those that would not have a significant impact on the Financial Statements or the financial statements of each of the Company’s Subsidiaries;

(xvi)              not take any action or enter into any transaction that would preclude Eligible Properties from becoming properties of Acquisitionco in a manner such that the cost to Acquisitionco of the Eligible Properties determined in accordance with subsection 88(1) of the Tax Act including the addition to that cost determined under paragraph 88(1)(d) of the Tax Act, will be the fair market value of the Eligible Properties on the Effective Date;

(xvii)          not enter into, renew or revise any Material Contract, except where such entering into, renewal or revision of a Material Contract is in the ordinary course of business and consistent with past practice; and

(xviii)      not authorize, agree or propose to take any actions prohibited by this Section 4.1(a).

(b)        The Company shall and shall cause its Subsidiaries to:

(i)                          perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement and co-operate with Symmetry and Acquisitionco in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Transaction;

(ii)                      advise Symmetry and Acquisitionco as reasonably requested, and on a daily basis on each of the last seven (7) Business Days prior to the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at such meeting;

(iii)                  apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to the Company or any of its Subsidiaries and to file the Regulation Q-27 Exemption Application and, in doing so, keep Symmetry and Acquisitionco informed as to the status of the proceedings related to obtaining the Regulatory Approvals and exemptive relief from the AMF in connection with the Regulation Q-27 Exemption Application, including providing Symmetry and Acquisitionco with copies of all related applications and notifications in draft form, in order for Symmetry and Acquisitionco to provide its reasonable comments and providing Symmetry and Acquisitionco with copies of all material correspondence;

(iv)                    use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Company or any of its Subsidiaries relating to the Transaction;

(v)                        use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company or a Company Subsidiary in connection with the Transaction from other parties to any material leases, licences or contracts, including the consents set forth in Section 1.5 of the Disclosure Letter;

(vi)                    carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Company or its Subsidiaries with respect to the Transaction;

(vii)                use its commercially reasonable efforts to defend all lawsuits and other legal, regulatory or other proceedings to which it is a party, challenging or affecting this Agreement or the consummation of the Transaction;

(viii)            not take any action, or refrain from taking any action or permit any action to be taken or not taken inconsistent with this Agreement which would reasonably be expected to significantly impede the consummation of the Arrangement;

(ix)                    use its commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Company or other order which may adversely affect the ability of the Parties to consummate the Transaction;

(x)                        provide Symmetry and Acquisitionco with copies of any purported exercise of the Dissent Rights and written communications with any Holders exercising or purporting to exercise Dissent Rights; and not settle or compromise any claim brought by any present, former or purported Holder of any of its securities in connection with the Transaction without the consent of Symmetry and Acquisitionco;

(xi)                    promptly advise Symmetry and Acquisitionco orally and, if then requested, in writing:

(A)                    of any event occurring subsequent to the date hereof that would render any representation or warranty of the Company contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Closing Time, untrue or inaccurate in any material respect;

(B)                     of any Material Adverse Change in respect of the Company; and

(C)                     of any material breach by the Company of any covenant or agreement contained in this Agreement;

(xii)                (A) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; (B) timely pay all Taxes which are due and payable unless validly contested; (C) not settle or compromise any claim, action, suit, litigation, proceedings, arbitration, investigation, audit or controversy relating to a material amount of Taxes; (D) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2006, except as may be required by applicable law; (E) not make, rescind or change any election relating to Taxes, annual Tax accounting period or method of Tax accounting in any material respect; and (F) not make a request for a tax ruling or enter into any closing agreement relating to Taxes; and

(xiii)            ensure that, effective as of the Closing Time, all of the directors of the Company (other than any director to be appointed to the board of directors by Symmetry or Acquisitionco on the Effective Date) shall have resigned from the Company.

4.2                       Covenants of Symmetry and Acquisitionco

Each of Symmetry and Acquisitionco covenants and agrees to:

(a)        perform all obligations required to be performed by it under this Agreement and to co-operate with the Company in connection therewith in order to consummate and make effective, as soon as reasonably practicable, the Transaction;

(b)        apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Symmetry and Acquisitionco and, in doing so, to keep the Company informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, providing the Company with (except for commercially sensitive information which may be exchanged on an external legal counsel only basis) copies of all related applications, notifications and, to the extent reasonably required to obtain the Regulatory Approvals, other submissions or correspondence, in draft form, in order for the Company to provide its reasonable comments and providing the Company with copies of all material correspondence;

(c)        use commercially reasonable efforts to obtain the requisite approvals of the Symmetry Stockholders to the Transaction;

(d)        use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from Symmetry and Acquisitionco relating to the Transaction;

(e)        carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Symmetry and Acquisitionco with respect to the Transaction;

(f)         use its commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings, to which it is a party, challenging or affecting this Agreement or the consummation of the Transaction;

(g)        not take any action, or refrain from taking any action or permit any action to be taken or not taken inconsistent with this Agreement which would reasonably be expected to significantly impede the consummation of the Arrangement;

(h)        use its commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Symmetry or Acquisitionco which may adversely affect the ability of the Parties to consummate the Transaction;

(i)         promptly advise the Company orally and, if then requested, in writing:

(i)                          of any event occurring subsequent to the date hereof that would render any representation or warranty of Symmetry or Acquisitionco contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Closing Time, untrue or inaccurate in any material respect; and

(ii)                      of any material breach by Symmetry or Acquisitionco of any covenant or agreement contained in this Agreement;

(j)         use all commercially reasonable efforts to obtain and effectuate the financing contemplated by the Commitment Letter on the terms set forth therein or alternative financing on similar terms and conditions and shall provide equity financing equal to the aggregate amount of the Escrow Funds Available into Acquisitionco; and

(k)        deliver to the Company within 15 Business Days of entering into this Agreement, an assignment from the Persons entitled to receive the proceeds of Symmetry’s $3,750,000 private placement of warrants on March 5, 2007 upon the distribution of, and from, the funds deposited in the Trust Account of all of their right, title and interest to the Subsequent Payment, which assignment shall be (i) effective on the Symmetry Termination Payment becoming payable, and (ii) satisfactory to the Company and such Persons, acting reasonably.

4.3                       Mutual Covenants Respecting Specified Regulatory Approvals

The Parties shall (a) as soon as reasonably practicable, but in any event no later than ten (10) Business Days after execution of this Agreement in respect of the Investment Canada Act, and twenty (20) Business Days in respect of the Competition Act and the HSR Act, use their commercially reasonable efforts to make, or cause to be made, all such filings and submissions required or considered appropriate to obtain the Specified Regulatory Approvals and (b) use their commercially reasonable efforts to obtain, or cause to be obtained, as soon as reasonably practicable, the Specified Regulatory Approvals in accordance with the terms of this Agreement. The Parties will coordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing, including, to the extent reasonably required to obtain the Specified Regulatory Approvals, (i) providing each other with (A) all notices, information, submissions and correspondence (both in draft and final form, and including an opportunity for the other to provide reasonable comments on such drafts) supplied to or filed with any Governmental Authority (except for notices, information, submissions and correspondence which either Symmetry and Acquisitionco, in the first part, or the Company, in the second part, in each case acting reasonably, considers highly confidential and sensitive, which notices, information, submissions and correspondence shall be exchanged on an external legal counsel only basis and may be filed on a confidential basis) and (B) all notices and correspondence received from any Governmental Authority and (ii) permitting the other Party to be present at conferences and meetings for the purpose of obtaining the Specified Regulatory Approvals. In furtherance and not in limitation of the foregoing, the Parties shall supply as promptly as practicable any additional information and documentary material that may be reasonably requested by any Governmental Authority pursuant to the Competition Act, the HSR Act and the Investment Canada Act.

4.4                       Covenants of the Company Regarding Non-Solicitation

(a)        On and after the date hereof, except as otherwise provided in this Agreement, the Company shall not, and shall cause each of the Company Subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of the Company or any Company Subsidiary to take any action to:

(i)                          make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of the Company or any Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal;

(ii)                      engage or participate in any discussions or negotiations regarding, or provide any information with respect to, any Acquisition Proposal or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing, provided that, for greater certainty, the

Company may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the board of directors of the Company has so determined;

(iii)                  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Symmetry or Acquisitionco, the approval or recommendation of the board of directors of the Company or any committee thereof of this Agreement or the Transaction;

(iv)                    approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

(v)                        accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to, or which could reasonably be expected to lead to, any Acquisition Proposal,

(b)        Notwithstanding Section 4.4(a) or any other provision of this Agreement, nothing shall prevent the board of directors of the Company or any committee thereof from, and the board of directors of the Company or any committee thereof shall be permitted to, engage in discussions or negotiations with, or provide information to, any person in response to an Acquisition Proposal made by any such person, if and only to the extent (A) the board of directors of the Company or any committee thereof has determined that such Acquisition Proposal would be reasonably likely, if consummated, to result in a Superior Proposal and (B) prior to providing any information or data to such person in connection with such Acquisition Proposal, the board of directors of the Company receives from such person an executed confidentiality agreement on terms no less favourable to the Company than those contained in the Confidentiality Agreement (including with respect to a standstill provision); and provided further that the Company sends a copy of any such confidentiality agreement to Symmetry promptly upon its execution and that Symmetry is immediately provided with a list of, or in the case of information that was not previously made available to Symmetry, copies of, any information provided to such person.

(c)        The Company will immediately cease, and will instruct its financial advisors and other representatives and agents to cease, and cause to be terminated any existing solicitation, encouraged activity, discussion or negotiation with any person (other than Symmetry and Acquisitionco), by or on behalf of the Company or any Company Subsidiary or any of its or their officers, directors, employees or agents with respect to or which could lead to any potential Acquisition Proposal, whether or not initiated by the Company or any Company Subsidiary or any of its or their officers, directors, employees, representatives or agents, and, in connection therewith, the Company will discontinue access to any data rooms (virtual or otherwise), whether or not initiated by the Company or a related party and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements. Within five (5) Business Days from the date hereof, the Company shall request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with the Company relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

(d)        The Company shall not waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement, except to allow such person to make an Acquisition Proposal, provided that the remaining provisions of this Agreement are complied with.

(e)        From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Symmetry, at first orally and then in writing, of any proposal, inquiry, offer (or any amendment to any of the foregoing) or request of which the Company’s directors, officers, employees, representatives or agents are or become aware (i) relating to or constituting a bona fide Acquisition Proposal, (ii) relating to any request for discussions or negotiations, and/or any request for non-public information relating to the Company or any Company Subsidiary or any property or contractual or legal rights, (iii) relating to any request for access to properties, books and records or a list of the Company Shareholders or the shareholders of Company Subsidiaries, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request (including any amendment to any of the foregoing), and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. The Company shall also provide such other details of the proposal, inquiry, offer or request, or any amendment to the foregoing, as Symmetry may reasonably request. The Company shall keep Symmetry promptly and fully informed of the status, including any change to the terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all inquiries by Symmetry with respect thereto.

(f)         The Company shall ensure that its officers, directors, employees, representatives and agents, and the Company Subsidiaries and their officers, directors, employees, representatives and agents, are aware of the provisions of this Section 4.4, and the Company shall be responsible for any breach of this Section 4.4 by such officers, directors, employees, representatives or agents.

(g)        The Company shall not (i) accept, approve or recommend an Acquisition Proposal, (ii) enter into any agreement (other than a confidentiality agreement permitted by this Section 4.4 relating to an Acquisition Proposal) related to an Acquisition Proposal, or (iii) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Symmetry or Acquisitionco the approval or recommendation of the Transaction, unless:

(A)                    the Company Meeting shall not have occurred;

(B)                     the board of directors of the Company has determined that the Acquisition Proposal constitutes a Superior Proposal and such determination has been communicated to Symmetry and Acquisitionco;

(C)                     the Company has complied with this Section 4.4;

(D)                    prior to taking or proposing to take any such action, three (3) Business Days shall have elapsed from the date the Company has provided Symmetry with (I) notice in writing that there is a Superior Proposal, and (II) all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between the Company and the person making the Superior Proposal if not previously delivered (the “Right to Match Period”);

(E)                     if Symmetry and Acquisitionco have proposed to amend the terms of this Agreement and the Transaction in accordance with Section 4.4(h), the board of directors of the Company (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Transaction with Symmetry and Acquisitionco; and

(F)                      the Company concurrently terminates this Agreement pursuant to Section 6.2(c)(vi).

(h)        During the Right to Match Period, Symmetry and Acquisitionco shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Transaction. Symmetry and Acquisitionco will be entitled to consider and make such adjustments to the terms and conditions of this Agreement and the Transaction as Symmetry and Acquisitionco deem appropriate and as would enable Symmetry and Acquisitionco to proceed with the Transaction on such adjusted terms. The board of directors of the Company shall review any proposal by Symmetry and Acquisitionco to amend the terms of the Transaction in order to determine, in good faith, whether Symmetry and Acquisitionco’s proposal to amend the Transaction would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Transaction.

(i)         The board of directors of the Company shall promptly reaffirm its recommendation of the Transaction by press release after: (i) any Acquisition Proposal (which the board of directors of the Company determines not to be a Superior Proposal) is publicly announced or made; or (ii) the board of directors of the Company determines that a proposed amendment to the terms of the Transaction would result in a publicly announced Acquisition Proposal not being a Superior Proposal, and Symmetry and Acquisitionco have so amended the terms of the Transaction. Symmetry and its counsel and other advisors shall be given a reasonable opportunity to review and comment on the form and content of any such press release. Such press release shall state that the board of directors of the Company has determined that the Acquisition Proposal is not a Superior Proposal.

(j)         Nothing in this Agreement shall prevent the board of directors of the Company from responding through a directors’ circular or otherwise as required by Applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Symmetry and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such directors’ circular prior to its printing, recognizing that whether or not such comments are appropriate will be determined by the Company in its sole discretion.

(k)        Each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 4.4.

4.5                       Access to Personnel and Information

Subject to applicable Laws, upon reasonable notice, the Company shall (and shall cause each of the Company Subsidiaries to) afford Symmetry and Acquisitionco’s officers, employees, counsel, accountants and other authorized representatives and advisors access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its and the Company Subsidiaries’ properties, books, contracts and records as well as to its management personnel and its accountants, and access to all owned, leased or controlled property or assets (including access for the purposes of conducting environmental site assessments), and use commercially reasonable efforts to afford such access to its other advisors, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Symmetry and Acquisitionco all information concerning the Company’s and Company Subsidiaries’ business, properties and personnel as Symmetry and Acquisitionco may reasonably request. Each of Symmetry and Acquisitionco acknowledges and agrees that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement.

4.6                       Financing

Prior to the Effective Date, the Company shall provide, and shall cause its Subsidiaries to provide, and shall use its commercially reasonable efforts to cause the respective officers, employees, representatives and advisors, including legal and accounting, of the Company and Company Subsidiaries to provide, all cooperation reasonably requested by Symmetry and Acquisitionco in connection with the financing of the Transaction contemplated by this Agreement, including, without limitation, using commercially reasonable efforts to cause (a) appropriate officers and employees to be available to meet with prospective lenders and investors in presentations, meetings, road shows and due diligence sessions, to assist with the preparation of disclosure documents in connection therewith, to execute and deliver any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Symmetry and Acquisitionco, and (b) its independent accountants and counsel to provide assistance to Symmetry and Acquisitionco, including providing consent to Symmetry and Acquisitionco to prepare and use their audit reports relating to the Company and Company Subsidiaries and, at the cost of Symmetry and Acquisitionco, to provide any necessary “comfort letters”.

4.7                       Insurance and Indemnification

(a)        For a period of six years from and after the Effective Time, each of Symmetry and Acquisitionco shall indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the Company and all Subsidiaries (in all of such capacities):

(i)                          to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any Company Subsidiaries pursuant to its articles of incorporation, by-laws and indemnification agreements, if any, in existence on the date hereof with any of its directors, officers and employees; and

(ii)                      without limitation to clause (i), to the fullest extent permitted by Law, in each case for acts or omissions (excluding acts or omissions which constitute gross negligence or fraud) occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Arrangement).

(b)        Symmetry will not (unless it assumes such obligations and gives written notice to the beneficiaries thereof to the extent it has their addresses), through the Pre-Acquisition Reorganization or otherwise, take any action where doing so materially adversely affects the ability of Symmetry to satisfy its indemnity obligations referred to herein.

(c)        For a period of six years from and after the Effective Time, each of Symmetry and Acquisitionco shall cause to be maintained (either directly or via run off insurance or insurance provided by an alternate provider) the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or any Company Subsidiaries (or any successor to the Company or the Company Subsidiaries) with respect to claims arising from facts or events that occurred on or before the Effective Time, provided that each of Symmetry and Acquisitionco will not be required, in order to maintain such directors’ and officers’ liability insurance and fiduciary liability insurance, to pay an annual premium in excess of 300% of the cost of existing policies and, if the annual premiums of such insurance coverage exceeds such percentage, each of Symmetry and Acquisitionco shall be obligated only to obtain substantially similar policies with the greatest coverage available as to policy limits and scope of coverage for such maximum cost. Further, Symmetry agrees that, after the expiration of that six year period, if there is no cost to do so, Symmetry shall use reasonable commercial efforts to cause such directors and officers to be covered under Symmetry’s then existing directors’ and officers’ liability insurance policy.

(d)        The obligations of each of Symmetry and Acquisitionco under this Section 4.7 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 4.7 applies (including his or her heirs and successors and his or her legal representatives) without the consent of such affected indemnitee, it being expressly agreed that the indemnities to whom this Section 4.7 applies shall be third party beneficiaries of, and entitled to directly enforce, this Section 4.7. Each of Symmetry and Acquisitionco shall, in addition to the foregoing, provide direct confirmation of these obligations to the directors and senior officers of the Company as part of the closing of the Arrangement.

4.8                       Reorganization

(a)        Upon request by Symmetry, the Company shall, at the expense of Symmetry, use its commercially reasonable efforts to: (i) effect such corporate, tax and legal reorganizations of its business, operations and assets or such other transactions as Symmetry may request (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with Symmetry and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken, provided, however, that the Company need not effect any Pre-Acquisition Reorganization which, in the opinion of the Company, acting reasonably, (A) would require the Company to obtain the approval of the Company Shareholders in respect of such Pre-Acquisition Reorganization other than at the Company Meeting, or (B) would prejudice the Shareholders in any material respect. Symmetry shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the Effective Date. Upon receipt of such notice, Symmetry and the Company shall co-operate and use commercially reasonable efforts to prepare prior to the Effective Date all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, prior to the Effective Date. Symmetry agrees to waive any breach of a representation, warranty or covenant of this Agreement by the Company where such breach is a result of an action taken by the Company with knowledge of Symmetry in good faith pursuant to a request by Symmetry in accordance with this Section 4.8. No Pre-Acquisition Reorganization will be made effective unless (i) it is certain after consulting with the Company, that the Arrangement will become effective; (ii) it can be reversed or unwound or such effect can otherwise be mitigated without materially adversely affecting the Company or its Subsidiaries in the event the Arrangement does not become effective and this Agreement is terminated; or (iii) the Company otherwise agrees, acting reasonably.

(b)        Each of Symmetry and Acquisitionco acknowledges and agrees that the Pre-Acquisition Reorganizations shall:

(i)                          not materially delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties);

(ii)                      not unreasonably interfere with the ongoing operations of the Company and its subsidiaries; and

(iii)                  not require the directors, officers, employees, agents or trustees of the Company or its Subsidiaries to take any action in any capacity other than as a director, officer, employee, agents or trustees.

(c)        If, at the request of Acquisitionco, the Company effects any Pre-Acquisition Reorganization before the Effective Date and the Arrangement is not completed, Symmetry shall forthwith reimburse the Company for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Company and the Subsidiaries in consideration of a Pre-Acquisition Reorganization and shall be responsible for any reasonable direct costs, fees, expenses, damages or other amounts that are or may become payable by of the Company and its Subsidiaries in connection with or as a result of reversing or unwinding any Pre-Acquisition Reorganization that was effected or undertaken prior to termination of this Agreement at Symmetry’s request.

(d)        Notwithstanding the foregoing (other than Section 4.8(c)), upon request by Symmetry in respect of the following specific Pre-Acquisition Reorganizations, the Company shall prior to the Effective Date: (i) liquidate and dissolve 156499 Canada Inc., and/or (ii) cause the termination of Annaco General Partnership or transfer an interest in such partnership to a person that is not an Amalgamating Subsidiary (as defined in the Plan of Arrangement), in the manner determined by Symmetry. Also, notwithstanding the foregoing (other than Section 4.8(c)), at the request of Symmetry, the Company agrees to make an election to cease to be a “public corporation” (as defined in subsection 89(1) of the Tax Act), in the prescribed form and manner and within the prescribed time for making such election, which election is to be effective after the acquisition of the Company Shares and the Holdco Shares by Acqusitionco but prior to the amalgamation of the Company and NB Sub (as defined in the Plan of Arrangement) and the Company agrees to amend the Plan of Arrangement to provide for such election if determined necessary by Symmetry; provided that the Company should not be required to make any such election if the making of such election would have any negative consequences to the Company or the Shareholders.

ARTICLE 5
CONDITIONS TO THE TRANSACTION

5.1                       Mutual Conditions Precedent

The respective obligations of the Parties to complete the Transaction shall be subject to the satisfaction, on or before the Closing Time, of the following conditions precedent, each of which may only be waived by the mutual consent of the Parties:

(a)        the Arrangement Resolution shall have been approved by 66 2/3% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting;

(b)        at the Symmetry Meeting, in accordance with the amended and restated certificate of incorporation of Symmetry, (i) the acquisition of the Company by Symmetry shall have been approved by a majority of the shares of common stock voted by the holders thereof; and (ii) Symmetry Stockholders owning no more than 29.99999% of the outstanding Symmetry shares issued under its initial public offering both vote against approval of the acquisition of the Company by Symmetry and properly exercise their conversion rights attaching to the Symmetry shares;

(c)        the Transaction shall have been approved at the Company Meeting in accordance with any conditions in addition to those set out in Section 5.1(a) which may be imposed by the Interim Order;

(d)        the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in a form satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(e)        the Articles of Arrangement shall be in substance consistent with this Agreement and in form satisfactory to the Parties acting reasonably;

(f)         there shall not be in force any Law, final and non-appealable injunction, order or decree prohibiting, restraining or enjoining the consummation of the Transaction;

(g)        the Specified Regulatory Approvals shall have been obtained or satisfied on terms and conditions satisfactory to the Parties acting reasonably;

(h)        all necessary action shall have been taken by the respective parties to the Asset Sales, the Logistics Service Agreement and the Sale Leaseback Transaction to enter into and consummate the Asset Sales, the Logistics Service Agreement and the Sale Leaseback Transaction (for greater clarity, the Parties acknowledge the Sale Leaseback Transaction and the Logistics Service Agreement shall be entered into and become effective at the time set forth in the Plan of Arrangement); and

(i)         this Agreement shall not have been terminated pursuant to Article 6.

5.2                       Additional Conditions Precedent to the Obligations of Symmetry and Acquisitionco

(a)        The obligations of Symmetry and Acquisitionco to complete the Transaction shall also be subject to the fulfilment of each of the following conditions precedent (which are for Symmetry and Acquisitionco’s exclusive benefit and may be waived by them):

(i)                          all covenants of the Company under this Agreement to be performed on or before the Closing Time shall have been duly performed by the Company in all material respects and Symmetry and Acquisitionco shall have received a certificate of the Company addressed to Symmetry and Acquisitionco and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(ii)                      (A) the representations and warranties of the Company that are qualified by references to materiality or Material Adverse Effect shall be true and correct; and (B) the representations and warranties of the Company not so qualified shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Time as if made on and as of such time (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date); and Symmetry and Acquisitionco shall have received a certificate of the Company addressed to Symmetry and Acquisitionco and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(iii)                  the board of directors of the Company shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Company and Company Subsidiaries to permit the consummation of the Transaction;

(iv)                    during the Pre-Effective Date Period, there shall not have occurred or have been disclosed to the public if previously undisclosed to the public, a Material Adverse Change to the Company;

(v)                        there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Authority (A) seeking to prohibit or restrict the acquisition by Symmetry or Acquisitionco of any Company Shares, (B) seeking to restrain or prohibit the consummation of the Transaction or seeking to obtain from the Company, Symmetry or Acquisitionco any material damages directly or indirectly in connection with the Transaction, (C) seeking to prohibit or materially limit the ownership or operation by Symmetry or Acquisitionco of the Company or any material portion of the business or assets of the Company or any of its Subsidiaries or to compel Symmetry or Acquisitionco to dispose of or hold separate any portion of the business or assets of the Company or any of its Subsidiaries, (D) seeking to impose limitations on the ability of Symmetry or Acquisitionco to acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote the Company Shares to be acquired by them on all matters properly presented to the shareholders of the Company, (E) seeking to prohibit Symmetry or Acquisitionco from effectively controlling in any material respect the business or operations of the Company or any of its Subsidiaries, or (F) which, if successful, in the judgment of Symmetry or Acquisitionco is reasonably likely to have a Material Adverse Effect on the Company, Symmetry or Acquisitionco;

(vi)                    all consents and waivers from any Persons (other than Governmental Authorities) required under the terms of any of the contracts of the Company or its Subsidiaries with respect to the acquisition of control by Symmetry and Acquisitionco, or otherwise required in connection with the consummation of the Transaction shall have been duly obtained or given, as the case may be, at or before the Closing Time on terms satisfactory to Symmetry and Acquisitionco acting reasonably except for any which the failure to obtain or provide does not and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect on the Company;

(vii)                other than the Specified Regulatory Approvals, all other Regulatory Approvals (including SEC clearance of the Symmetry Proxy Statement and the grant of exemptive relief by the AMF in connection with the Regulation Q-27 Exemption Application), and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, the failure of which to obtain would render completion of the Transaction unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a Material Adverse Effect on Symmetry, Acquisitionco or the Company;

(viii)            there shall not have occurred any actual change or amendment to (or any proposal by or on behalf of the Minister of Finance (Canada) or Internal Revenue Service to change or amend) the Tax Act or Code, as applicable, or to any applicable provincial tax legislation or to the regulations thereunder or any published administrative position, which could (A) affect Acquisitionco’s ability to avail itself of the adjusted cost base increase specified in paragraph 88(1)(d) of Tax Act in connection with the acquisition of the Company Shares; or (B) affect Acquisitionco’s ability to make a Code section 338(g) election for the Company and its Canadian Subsidiaries; and which was not publicly announced or proposed on or prior to the date hereof;

(ix)                    Symmetry and Acquisitionco shall have been provided with “payoff” letters from the providers of the Existing Credit Facilities in form and content satisfactory to Symmetry and Acquisitionco;

(x)                        (A) the Cash Amount shall be a minimum of $80 million, and at least $15 million of such Cash Amount shall represent the net proceeds from Asset Sales that are paid or are payable on or prior to the Effective Date to the Company or a Company Subsidiary, notwithstanding that such Asset Sales may not have been completed, (B) the Inventory Value shall be a minimum of $135 million, (C) the trade accounts payable and accrued liabilities have been generated in the ordinary course of business and in accordance with the terms and conditions of all applicable supplier’s contracts and/or previously acceptable payment terms, and (D) the accounts receivable have been incurred in the ordinary course of business and there shall have been no factoring of such accounts receivable, all as determined in accordance with U.S. GAAP; provided that the minimum Cash Amount in clause (A) above may be reduced by (x) the Inventory Value in clause (B) in excess of $135 million, up to (y) a maximum of the Additional Equity Amount;

(xi)                    the Pre-Acquisition Reorganizations shall have been completed in accordance with Section 4.8; and

(xii)                the minimum Cash Amount required by to Section 5.2(a)(x)(A), as the same may be reduced pursuant to Section 5.2(a)(x)(x) and (y), shall have been deposited with the lender under the Commitment Letter in a bank account of the Company.

(b)        Symmetry and Acquisitionco may not rely on the failure to satisfy any of the conditions precedent in Section 5.1 or Section 5.2 if the condition precedent was not satisfied solely as a result of a material default by Symmetry or Acquisitionco in complying with its obligations under this Agreement.

5.3                       Additional Conditions Precedent to the Obligations of the Company

(a)        The obligations of the Company to complete the Transaction shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):

(i)                          all covenants of Symmetry and Acquisitionco under this Agreement to be performed on or before the Closing Time shall have been duly performed by them in all material respects, and the Company shall have received a certificate of each of Symmetry and Acquisitionco addressed to the Company and dated the Effective Date, in the case of Acquisitionco signed on behalf of Acquisitionco by two senior executive officers of Acquisitionco (on Acquisitionco’s behalf and without personal liability) and in the case of Symmetry signed on behalf of Symmetry by two senior executive officers of Symmetry (on Symmetry’s behalf and without personal liability), confirming the same as at the Effective Date;

(ii)                      (A) the representations and warranties of Symmetry and Acquisitionco that are qualified by references to materiality or Material Adverse Effect shall be true and correct; and (B) the representations and warranties of Symmetry and Acquisitionco not so qualified shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Time as if made on and as of such time; and the Company shall have received a certificate of Symmetry and Acquisitionco addressed to the Company and dated the Effective Date, signed on behalf of Acquisitionco by two senior executive officers of Acquisitionco (on Acquisitionco’s behalf and without personal liability) and in the case of Symmetry signed on behalf of Symmetry by two senior executive officers of Symmetry (on Symmetry’s behalf and without personal liability), confirming the same as at the Effective Date;

(iii)                  the board of directors of Symmetry and Acquisitionco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Symmetry and Acquisitionco to permit the consummation of the Transaction; and

(iv)                    Acquisitionco shall have deposited the aggregate cash purchase price payable under the Transaction for the Company Shares with the Depositary or the Company, as applicable.

(b)        The Company may not rely on the failure to satisfy any of the conditions precedent in Section 5.1 or Section 5.3 if the condition precedent was not satisfied solely as a result of a material default by the Company in complying with its obligations in this Agreement.

5.4                       Satisfaction of Conditions

The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, a Certificate of Arrangement in respect of the Transaction is issued by the Director.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1                       Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties, and any such amendment may without further Company Shareholder approvals, subject to applicable Laws and the Interim Order, without limitation:

(a)                        change the time for performance of any of the obligations or acts of the Parties;

(b)                       waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                        waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)                       waive compliance with or modify any conditions precedent herein contained.

6.2                       Termination

(a)        If any condition contained in Section 5.1 or 5.2 is not satisfied at the Closing Time, then Symmetry and Acquisitionco may, subject to Section 5.2(b), by notice to the Company terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided).

(b)        If any condition contained in Section 5.1 or 5.3 is not satisfied at the Closing Time, then the Company may, subject to Section 5.3(b) by notice to Symmetry and Acquisitionco terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided).

(c)        This Agreement may be terminated:

(i)                          by any of the Parties if the Effective Date does not occur on or before the Outside Date, provided that if the Effective Date does not occur by the Outside Date as a result of a delay in obtaining SEC clearance in respect of the Symmetry Proxy Statement, and further provided that the Lock-Up Agreement has been similarly extended, (A) Symmetry may extend the Outside Date from November 30, 2007 to December 31, 2007 by written notice to the Company, and, if the Outside Date is so extended, Symmetry may further extend the Outside Date from December 31, 2007 to January 31, 2008, provided further that the representation in Section 1.3 of Schedule 3.2A is true and correct at the time of such additional extension, and (B) the Company may extend the Outside Date from November 30, 2007 to December 31, 2007 upon prior written notice to Symmetry;

(ii)                      by the mutual agreement of the Parties (and for greater certainty, without further action on the part of the Company Shareholders if terminated after the holding of the Company Meeting);

(iii)                  by any of the Parties if there shall be passed any Law that makes consummation of the Transaction illegal or otherwise prohibited;

(iv)                    by any of the Parties if the Lock-Up Agreement is terminated in accordance with its terms;

(v)                        by Symmetry and Acquisitionco, if (A) the board of directors of the Company shall have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to Symmetry or Acquisitionco its approval or recommendation of this Agreement, the Transaction or the Arrangement Resolution; (B) the board of directors of the Company shall have approved or recommended any Acquisition Proposal; or (C) an Acquisition Proposal shall have been publicly made, publicly announced or otherwise publicly disclosed by any Person prior to the Company Meeting and the board of directors shall not have (I) in the case of an Acquisition Proposal in the form of a take-over bid, sent to the Company Shareholders, within 15 days after such take-over bid is made, a statement disclosing that the board of directors of the Company re-affirms its recommendation of the Transaction; or (II) in the case of an Acquisition Proposal in any other form, issued a press release within 15 days after such Acquisition Proposal is publicly made, publicly announced or otherwise publicly disclosed, disclosing that the board of directors of the Company re-affirms its recommendation of the Transaction;

(vi)                    by the Company, provided that the Company is not then in material breach or default of any of its obligations under this Agreement, in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 4.4, provided that Symmetry has been notified in writing by the Company of its intention to accept, approve, recommend or enter into an agreement in respect of a Superior Proposal in accordance with Section 4.4, and Symmetry has not exercised its right to match in accordance with Section 4.4;

(vii)                by any of the Parties, if the Company Shareholders do not approve the Transaction at the Company Meeting in the manner required by the Interim Order;

(viii)            by any of the Parties, if the Symmetry Stockholders do not approve the acquisition of the Company by Symmetry at the Symmetry Meeting in accordance with Section 5.1(b);

(ix)                    by Symmetry and Acquisitionco, if (A) any of the representations and warranties of the Company herein become untrue or inaccurate such that the condition contained in Section 5.2(a)(ii) would not be satisfied, or (B) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the condition in Section 5.2(a)(i) would not be satisfied; or

(x)                        by the Company, if (A) any of the representations and warranties of Symmetry and Acquisitionco herein become untrue or inaccurate such that the condition contained in Section 5.3(a)(ii) would not be satisfied, or (B) there has been a breach on the part of Symmetry and Acquisitionco of any of their covenants or agreements herein such that the condition in Section 5.3(a)(i) would not be satisfied;

in each case, prior to the Closing Time.

(d)        The right to terminate this Agreement pursuant to this Section 6.2 shall not be available to the Party seeking to terminate if any action of such Party or its Affiliates or the failure of such Party or its Affiliates to perform any of its obligations under this Agreement required to be performed at or prior to the Closing Time shall have resulted in the conditions giving rise to the event of termination.

(e)        If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations under this Agreement and as otherwise expressly contemplated by this Agreement except as provided in Section 6.3, and provided that neither the termination of this Agreement nor anything contained in this Section 6.2(e) shall relieve any Party from any liability for breach of its obligations under this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by such Party of its covenants made herein.

6.3                       Termination Payments and Expense Reimbursement

(a)        If any of the Parties shall terminate this Agreement pursuant to Section 6.2(c)(viii) or if the Company shall terminate this Agreement pursuant to Section 6.2(c)(x), then (A) Symmetry shall immediately pay to the Company $1,250,000 (the “Initial Payment”), and (B) the Company shall receive the amount of $3,750,000 (the “Subsequent Payment” and, together with the Initial Payment, the “Symmetry Termination Payment”) upon distribution of, and from, the funds on deposit in the Trust Account pursuant to the assignment described in Section 4.2(k). The Symmetry Termination Payment shall be paid in immediately available funds to an account designated by the Company. The Initial Payment shall be made forthwith after notice of termination is delivered by the Company and the Subsequent Payment shall be made as promptly as practicable as part of (A) the dissolution and liquidation of Symmetry, or (B) the release of funds in the Trust Account upon Symmetry’s consummation of it initial business combination, in each case in accordance with its amended and restated certificate of incorporation and all applicable Laws. Concurrently with the entering into of this Agreement, the amount of the Initial Payment has been deposited into escrow with Davies Ward Phillips & Vineberg LLP pursuant to an escrow agreement of even date herewith between the Parties and Davies Ward Phillips & Vineberg LLP.

(b)        If:

(i)                          Symmetry or Acquisitionco shall terminate this Agreement pursuant to Section 6.2(c)(v); or

(ii)                      the Company shall terminate this Agreement pursuant to Section 6.2(c)(vi);

then in any such case (A) the Company shall immediately pay to Acquisitionco (or as Acquisitionco may otherwise direct) $1,250,000 (the “Company Initial Payment”), and (B) on termination of the Lock-Up Agreement (provided that the Transaction has not been completed on or before termination of the Lock-Up Agreement), the Company shall pay to Acquisitionco (or as Acquisitionco may otherwise direct) $3,750,000 (the “Company Subsequent Payment” and, together with the Company Initial Payment, the “Company Termination Payment”). The Company Termination Payment shall be paid in immediately available funds to an account designated by Acquisitionco. The Company Initial Payment shall be made (C) in the case of a termination by Acquisitionco or Symmetry, by 1:00 p.m. on the Business Day immediately after written notice of termination, and (D) in the case of a termination by the Company, prior to or concurrently with such termination. The Company Subsequent Payment shall be made by 1:00 p.m. on the Business Day immediately after written notice of termination of the Lock-Up Agreement is provided to the Company in accordance with Section 7.1. The Company shall not be obligated to make more than one payment of the Company Termination Payment pursuant to this Section 6.3(b).

(c)        If Symmetry or Acquisitionco shall terminate this Agreement pursuant to Section 6.2(a) by reason of the condition set out in Section 5.2(a)(x) not having been satisfied, then the Company shall pay to Acquisitionco (or as Acquisitionco may otherwise direct) $1,250,000 (the “Expense Reimbursement”) in immediately available funds to an account designated by Acquisitionco, as payment in full of Symmetry and Acquisitionco’s out-of-pocket costs and expenses incurred in connection with the Transaction. Such payment shall be made by 1:00 p.m. on the Business Day immediately after written notice of termination. The Company shall not be obligated to make more than one payment pursuant to this Section 6.3(c). Concurrently with the entering into of this Agreement, the amount of the Expense Reimbursement shall be deposited into escrow with Stikeman Elliott LLP pursuant to an escrow agreement of even date herewith between the Parties and Stikeman Elliott LLP.

6.4                       Effect of Termination Payment and Expense Reimbursement

For greater certainty, the Parties agree that, where a Symmetry Termination Payment or Company Termination Payment is paid and received pursuant to Section 6.3, such payment is the sole remedy in compensation or damages of the receiving Party with respect to the event or events giving rise to the termination of this Agreement; provided, however, that nothing contained in this Section 6.4, and no payment of any Symmetry Termination Payment, Company Termination Payment, or Expense Reimbursement, as applicable, shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement (including the Schedules hereto).

6.5                       Remedies

Subject to Section 6.4, the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

ARTICLE 7
GENERAL

7.1                       Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or email:

If to Symmetry or Acquisitionco, at:
28 West 44th Street
New York, NY 10036
U.S.A.
Attention:	Chief Executive Officer
Facsimile No.:	646.429.1541
with a copy (which shall not itself constitute notice) to:
Davies Ward Phillips & Vineberg LLP
44th Floor, 1 First Canadian Place
Toronto, Ontario, Canada
M5X 1B1
Attention:	Kenneth G. Klassen
Facsimile No.:	416.863.0871
If to the Company, at:
6001 Irwin Street
LaSalle, Québec H8N 1A1
Attention:	Chief Financial Officer
Facsimile No.:	514.368.3635
with a copy (which shall not itself constitute notice) to:
Stikeman Elliott LLP
1155 René-Lévesque Blvd. West,
40th Floor
Montréal, Québec
H3B 3V2
Attention:	André Roy
Facsimile No.:	514.397.3222

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Party in accordance with the provisions of this Section.

7.2                       Assignment

Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by any Party without the prior written consent of the other Parties, except that Acquisitionco may assign all or part of its rights or obligations, including without limitation the rights to acquire the Company Shares, to an Affiliate of Symmetry. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

7.3                       Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the Transaction, and each Party shall provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

7.4                       Expenses

Subject to Section 6.3, the Parties agree that all costs and expenses of the Parties relating to the Transaction and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

7.5                       No Advisory Fees

Except for the fees payable in connection with the Transaction as disclosed in section 1.16 of the Disclosure Letter, there is no Contract to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties or assets are bound, that could give rise to any claim for any advisory fee, success fee, brokerage commission, finder’s fee or other like payment against the Company or any of its Subsidiaries in connection with the Transaction.

7.6                       Public Notices

All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and co-ordinated by the Parties and no Party shall act unilaterally in this regard without the prior approval of the other Parties, such approval not to be unreasonably withheld, unless such disclosure shall be required to meet timely disclosure obligations of any Party under Applicable Securities Laws and stock exchange rules in circumstances where prior consultation with the other Parties is not practicable.

7.7                       Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile or electronic transmissions acceptable to the Parties and all such counterparts, facsimiles or electronic transmissions acceptable to the Parties shall together constitute one and the same agreement.

7.8                       No Third Party Beneficiaries

Other than Section 4.7, this Agreement is not intended to confer on any Person other than the Parties any rights or remedies.

7.9                       Language

It is the express wish of the parties hereto that this agreement and all documents contemplated hereby shall be drawn up in English. Les parties aux présentes ont convenu et ont accepté que cette entente, ainsi que tous les documents s’y rapportant soient rédigés en anglais.

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above.

SYMMETRY HOLDINGS, INC.
by	/s/ CORRADO DE GASPERIS
Corrado De Gasperis
Chief Executive Officer
632422 N.B. LTD.
by	/s/ CORRADO DE GASPERIS
Corrado De Gasperis
President
NOVAMERICAN STEEL INC.
by	/s/ D. BRYAN JONES
D. Bryan Jones
Chairman of the Board and Chief Executive Officer
by	/s/ LAWRENCE P. CANNON
Lawrence P. Cannon
Vice President and Chief Financial Officer

SCHEDULE 1.1A
PLAN OF ARRANGEMENT

NOVAMERICAN STEEL INC.
PLAN OF ARRANGEMENT

Under section 192 of the Canada Business Corporations Act

ARTICLE 1
INTERPRETATION

1.1                       Definitions

Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Acquisitionco” means 632422 N.B. Ltd.;

“Amalco 1” means the corporation resulting from the amalgamation of NB Sub and the Company pursuant to the Arrangement;

“Amalco 2” means the corporation resulting from the amalgamation of Amalco 1 and the Amalgamating Subsidiaries pursuant to the Arrangement;

“Amalgamating Subsidiaries” has the meaning ascribed thereto in Section 2.2(q);

“Arrangement” means the arrangement of the Company under the provisions of section 192 of the CBCA on the terms and conditions set forth in the Arrangement Agreement and this Plan of Arrangement and any amendment, variation or supplement thereto made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated June 21st, 2007 between the Company, Symmetry and Acquisitionco, as it may be amended, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution of the Company Shareholders, approving the Arrangement, to be in substantially the form and content of Schedule 1.1B to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be filed with the Director after the Final Order is made in order to give effect to the Arrangement;

“Business Day” means any day, other than a Saturday, Sunday and a statutory holiday, on which banks conducting business in the City of Montreal are generally open for the transaction of banking business;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Chriscott” means Chriscott Logistics Inc., a corporation controlled by Jones Jr.;

“Company” means Novamerican Steel Inc., a corporation existing under the CBCA;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all appendices thereto, prepared in accordance with the

Arrangement Agreement, to be sent to the Company Shareholders in connection with the Company Meeting;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve the Arrangement Resolution and other matters contemplated in the Arrangement Agreement;

“Company Shareholders” means Holders of Company Shares;

“Company Shares” means the common shares of the Company;

“Court” means the Superior Court of Québec;

“Depositary” means the depositary to be chosen by Acquisitionco, acting reasonably, to receive the Letters of Transmittal and disburse the Purchase Price Per Share and the Special Dividend;

“Director” means the Director appointed pursuant to the CBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means any Company Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise;

“Effective Date” means the date of filing by the Company of the Articles of Arrangement;

“Effective Time” means 12:01 a.m. (Montreal time) on the Effective Date;

“Encumbrance” means any deed of trust, easement, servitude, transfer restriction under any shareholder or similar agreements, rights of first refusal, any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) self-regulatory organization or stock exchange, including without limitation, NASDAQ and the American Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holdco Agreement” means the agreement to be entered into between each Qualifying Holdco Shareholder that has elected the Holdco Alternative and Acquisitionco providing for the acquisition of all issued and outstanding shares of the Qualifying Holdco by Acquisitionco;

“Holdco Alternative” means the alternative for the Qualifying Holdco Shareholders to elect to sell their Company Shares indirectly by selling shares of the Qualifying Holdcos in accordance with the terms and conditions of Section 2.12 of the Arrangement Agreement;

“Holdco Shares” means common shares in the capital of a Qualifying Holdco;

“Holders” means, when used with reference to the Company Shares, the holders thereof shown from time to time in the register of holders of Company Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Company Shares;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;

“Jonesco” a company formed or to be formed and controlled Jones Sr. and/or Jones Jr.;

“Jonesco Office” means the top floor of the office building on the LaSalle Property;

“Jones Jr.” means Scott B. Jones, an individual resident in the Province of Québec;

“Jones Sr.” means D. Bryan Jones, an individual resident in the Province of Québec;

“LaSalle Lease Agreement” means the lease agreement between Jonesco, as landlord, and Amalco 2, as tenant, in respect of all of the LaSalle Property other than the Jonesco Office containing the terms and conditions set out in Schedule 1.1E to the Arrangement Agreement;

“LaSalle Property” means the land and building located at 6001 Irwin Street, Montréal (borough of LaSalle), Québec;

“LaSalle Purchased Property” means the LaSalle Property and all moveable property currently located in the Jonesco Office and identified to Amalco 2 in writing, all as more fully described in Schedule 1.1E to the Arrangement Agreement, owned by Nova Steel Ltd prior to the Effective Time and which pursuant to the amalgamation of Amalco 1 and the Amalgamating Subsidiaries will become property of Amalco 2;

“Letter of Transmittal” means the letter of transmittal for use by the Holders of the Company Shares accompanying the Company Circular;

“Logistics Services Agreement” means the transportation and services agreement between Chriscott and Amalco 2 pursuant to the terms and conditions set out in Schedule 1.1D to the Arrangement Agreement;

“NBBCA” means the Business Corporations Act (New Brunswick);

“NB Sub” means 632421 N.B. Ltd.;

“NB Sub Articles” means the articles of NB Sub in effect immediately prior to the occurrence or deemed occurrence of the first to occur of the events set out in Section 2.2 of the Plan of Arrangement;

“Person” includes (whether or not any of the following is a “person” or has juridical personality under applicable law) any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority, and any group comprised of more than one Person and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representatives;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this plan of arrangement and not to any particular Article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“Purchase Price Per Share” means $56 per Company Share;

“Qualifying Holdco” means a corporation that meets the conditions described in Section 2.12 of the Arrangement Agreement;

“Special Dividend” has the meaning ascribed thereto in the Arrangement Agreement;

“Symmetry” means Symmetry Holdings, Inc.;

“Tax Act” means the Income Tax Act (Canada);

“U.S. Holdco” means Lone Star Finco Inc.; and

“U.S. Subsidiary Indebtedness” means amounts owing by U.S. Holdco and its subsidiaries to the Company prior to the Effective Time which pursuant to the amalgamation of NB Sub and the Company become owing to Amalco 1.

1.2                       Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3                       Time Periods

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the payment is to be made or act is to be done and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4                       Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of the United States unless otherwise specified.

1.5                       Time

Unless otherwise indicated, all references to times expressed herein or in any Letter of Transmittal are to local time, Montreal, Québec.

1.6                       Construction

In this Plan of Arrangement:

(a)        unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)        the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)        any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7                       Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

ARTICLE 2
THE ARRANGEMENT

2.1                       Effectiveness

This Plan of Arrangement is made pursuant to, and constitutes an arrangement as referred to in, section 192 of the CBCA.

2.2                       Arrangement

Commencing at the Effective Time, unless otherwise stated, the following transactions shall occur and shall be deemed to occur in the following order without any further authorization, act or formality and each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a)                        NB Sub shall be continued as a corporation under the CBCA at which time:

(i)                          NB Sub shall become a corporation to which the CBCA applies as if NB Sub had been incorporated under the CBCA;

(ii)                      the NB Sub Articles shall be deemed to be the articles of incorporation of NB Sub under the CBCA, except that:

(A)                    all references to the NBBCA and to section numbers in the NBBCA shall be deemed to be references to the CBCA and the corresponding section numbers in the CBCA, respectively; and

(B)                     all references to the “Director” shall be deemed to be references to the “Director” under the CBCA; and

(iii)                  the certificate of continuance issued by the Director pursuant to section 262 of the CBCA shall be deemed to be the certificate of incorporation of NB Sub;

(b)        the Company shall pay to the Holders of Company Shares, on each issued and outstanding Company Share (including, for greater certainty, each such share held by Dissenting Shareholders), the Special Dividend;

(c)        each Qualifying Holdco shall pay to its sole shareholder, on the Holdco Shares held by such shareholder, a dividend in the amount of the dividend paid by the Company to such Qualifying Holdco pursuant to Section 2.2(b)

(d)        all property of the Company of any kind whatever (other than the U.S. Subsidiary Indebtedness and shares of the Amalgamating Subsidiaries, Nova Tube Inc., Argo Steel Ltd. and Integrated Steel Industries Inc.) shall be transferred by the Company without any further act or formality to Nova Steel Ltd. as a contribution of capital;

(e)        simultaneously with the transfer of the Holdco Shares described in Section 2.2(f), each Company Share issued and outstanding held by a Company Shareholder (other than a Dissenting Shareholder or a Qualifying Holdco) immediately prior to the Effective Time shall be transferred (free and clear of all Encumbrances), by the Holder thereof without any further act or formality on its part to Acquisitionco in exchange for the Purchase Price Per Share;

(f)         simultaneously with the transfer of the Company Shares described in Section 2.2(e), all of the Holdco Shares outstanding immediately prior to the Effective Time of each Qualifying Holdco in respect of which the Holdco Alternative has been validly elected shall be transferred (free and clear of all Encumbrances), by the holders thereof without any further act or formality to Acquisitionco in consideration for an amount equal to the product of the Purchase Price Per Share and the total number of Company Shares beneficially owned by such Qualifying Holdco;

(g)        each Company Share issued and outstanding held by a Dissenting Shareholder shall be transferred (free and clear of all Encumbrances) by the Holder thereof without any further act or formality on its part to Acquisitionco, and, in exchange therefor, Acquisitionco shall be deemed to have issued to such Holder as consideration for Acquisitionco’s acquisition of such Company Shares an obligation to pay to the Holder fair value for such Company Share in accordance with Article 4;

(h)        all of the Holdco Shares of each Qualifying Holdco held by Acquisitionco and all of the Company Shares held by Acquisitionco shall be transferred without further act or formality by Acquisitionco to NB Sub in repayment of the debt owed by Acquisitionco to NB Sub;

(i)         each Qualifying Holdco shall be liquidated and dissolved, and all of its property shall be distributed to NB Sub;

(j)         the stated capital account maintained by the Company in respect of the Company Shares shall be reduced to C$1.00;

(k)        NB Sub and the Company shall be amalgamated to form Amalco 1 and will continue as one corporation under the CBCA and the following provisions will apply:

(i)                          each issued and outstanding common share of NB Sub shall continue upon the amalgamation as one Amalco 1 common share; and

(ii)                      all Company Shares shall be cancelled without any repayment of capital in respect thereof;

(l)         the common shares of Integrated Steel Industries Inc. and the U.S. Subsidiary Indebtedness held by Amalco 1 shall be transferred by Amalco 1 to U.S. Holdco in repayment of the debt owed by Amalco 1 to U.S. Holdco;

(m)      the stated capital account maintained by Nova Tube Inc. in respect of its shares shall be reduced to C$1.00 and the stated capital account maintained by Argo Steel Ltd. in respect of its shares shall be reduced to C$1.00;

(n)        the stated capital account maintained by each of the Amalgamating Subsidiaries in respect of its shares shall be reduced to C$1.00;

(o)        simultaneously with the transactions described in Section 2.2(p) and Section 2.2(q), Nova Tube Inc. shall be liquidated and dissolved, and all of its property shall be distributed to Amalco 2;

(p)        simultaneously with the transactions described in Section 2.2(o) and Section 2.2(q), Argo Steel Ltd. shall be liquidated and dissolved, and all of its property shall be distributed to Amalco 2;

(q)        simultaneously with the transactions described in Section 2.2(o) and Section 2.2(p), Amalco 1 and each of Nova Steel Ltd., Cresswell Industries Inc., Nova Steel Processing Centre Ltd. and Nova Tube Ontario Inc. (collectively, the “Amalgamating Subsidiaries”) shall be amalgamated to form Amalco 2 and will continue as one corporation under the CBCA and the following provisions will apply:

(i)                          each issued and outstanding common share of Amalco 1 shall continue upon the amalgamation as one common share of Amalco 2; and

(ii)                      all issued and outstanding shares of each of the Amalgamating Subsidiaries shall be cancelled without any repayment of capital in respect thereof;

(r)        the LaSalle Purchased Property shall be transferred by Amalco 2 to Jonesco pursuant to the terms and conditions set out in Schedule 1.1E to the Arrangement Agreement; and

(s)        each of the LaSalle Lease Agreement and the Logistics Services Agreement shall be deemed to be entered into and become effective.

2.3                       Register of Holders

(a)        Upon the transfer of the Company Shares pursuant to Section 2.2(e), (i) the names of the Holders of the Company Shares so transferred shall be deemed to be removed from the register of holders of Company Shares, and (ii) Acquisitionco shall be deemed to be recorded as the Holder of the Company Shares on the register of holders of Company Shares and shall be deemed to be the legal and beneficial owner thereof.

(b)        Upon the transfer of Holdco Shares of each Qualifying Holdco pursuant to Section 2.2(f), (i) the names of the holders of the Holdco Shares of such Qualifying Holdco so transferred shall be deemed to be removed from such Qualifying Holdco’s register of holders of Holdco Shares, and (ii) Acquisitionco shall be deemed to be recorded as holder of the Holdco Shares on the register of holders of Holdco Shares of such Qualifying Holdco and shall be deemed to be the legal and beneficial owner thereof.

(c)        Upon the transfer of the Company Shares held by Dissenting Shareholders pursuant to Section 2.2(g), (i) the name of each Dissenting Shareholder shall be deemed to be removed from the register of holders of Company Shares and (ii) Acquisitionco shall be deemed to be recorded as the Holder of the applicable Company Shares and shall be deemed to be the legal and beneficial owner thereof.

(d)        Upon the transfer of the Holdco Shares pursuant to Section 2.2(h), (i) the name of Acquisitionco as the holder of the Holdco Shares so transferred shall be deemed to be removed from the register of holders of Holdco Shares, and (ii) NB Sub shall be deemed to be recorded as holder of the Holdco Shares on the register of holders of Holdco Shares of each Qualifying Holdco and shall be deemed to be the legal and beneficial owner thereof.

(e)        Upon the transfer of the Company Shares pursuant to Section 2.2(h), (i) the name of Acquisitionco as Holder of the Company Shares so transferred shall be deemed to be removed from the register of holders of Company Shares, and (ii) NB Sub shall be deemed to be recorded as the Holder of the Company Shares on the register of holders of Company Shares and shall be deemed to be the legal and beneficial owner thereof.

(f)         Upon the amalgamation of NB Sub and the Company pursuant to Section 2.2(k), the register of holders of common shares of NB Sub shall be deemed to be the register of holders of common shares of Amalco 1.

(g)        Upon the amalgamation of Amalco 1 and the Amalgamating Subsidiaries pursuant to Section 2.2(q), the register of holders of common shares of Amalco 1 shall be deemed to be the register of holders of common shares of Amalco 2.

2.4                       Effect of Continuance

(a)        The effect of the continuance of NB Sub as a corporation under the CBCA provided in Section 2.2 shall be as follows:

(i)                          the property of NB Sub (at the time it was governed by the NBBCA) shall continue to be the property of NB Sub;

(ii)                      NB Sub shall continue to be liable for the obligations of NB Sub (at the time it was governed by the NBBCA);

(iii)                  any existing cause of action, claim or liability to prosecution of NB Sub (at the time it was governed by the NBBCA) shall be unaffected;

(iv)                    any civil, criminal or administrative action or proceeding pending by or against NB Sub (at the time it was governed by the NBBCA) may be continued to be prosecuted by or against NB Sub;

(v)                        any conviction against, or ruling, order or judgment in favour of or against, NB Sub (at the time it was governed by the NBBCA) may be enforced by or against NB Sub; and

(vi)                    a holder of shares of NB Sub shall not, by reason of the continuance, be deprived of any right or privilege that such holder claims under, or be relieved of any liability in respect of, any issued share of NB Sub.

2.5                       Amalgamation Matters

(a)        Upon the amalgamation of NB Sub and the Company pursuant to Section 2.2(k), the following provisions shall apply to Amalco 1:

(i)                          the English form of the name of Amalco 1 will be “Novamerican Steel Inc.” and the French form of the name of Amalco 1 will be “Acier Novamerican Inc.” and the registered office of Amalco 1 shall be located at 1 First Canadian Place, 100 King Street West, Suite 4400, Toronto, ON  M5X 1B1;

(ii)                      the authorized capital of Amalco 1 shall be:

(A)                    an unlimited number of common shares with the rights, privileges, restrictions and conditions described in Exhibit • to this Plan of Arrangement; and

(B)                     an unlimited number of preference shares, issuable in series, with the rights, privileges, restrictions and conditions described in Exhibit • to this Plan of Arrangement;

(iii)                  the stated capital of the Amalco 1 common shares shall be the amount in the stated capital account in respect of the NB Sub common shares;

(iv)                    there shall be no restrictions on the business that Amalco 1 is authorized to carry on or the powers that Amalco 1 may exercise;

(v)                        the board of directors of Amalco 1 shall, until otherwise changed in accordance with the CBCA, consist of a minimum of one and a maximum of 10 directors. The number of directors of Amalco 1 shall initially be • .. The first directors of Amalco 1 shall be the persons whose name and jurisdiction of residence appear below:

Name	Residence
•	•

and such directors shall hold office until the next annual meeting of shareholders of Amalco 1 or until their successors are elected or appointed;

(vi)                    all authorizations previously given by the shareholders and board of directors of NB Sub and the Company and their predecessors will be deemed to be authorizations given by the shareholders and board of directors of Amalco 1;

(vii)                the first officers of Amalco 1 shall be the officers of NB Sub immediately prior to the Effective Time;

(viii)            the auditors of Amalco 1 shall be the auditors of the Company immediately prior to the Effective Time;

(ix)                    the by-laws of Amalco 1, until repealed, amended or altered, shall be the by-laws of NB Sub in effect immediately prior to the Effective Time. A copy of the by-laws of Amalco 1 will be available for inspection at the registered office of Amalco 1; and

(x)                        the year end of Amalco 1 shall be the year end of Acquisitionco.

(b)        The effect of the amalgamation of NB Sub and the Company referred to in Section 2.2(k) shall be as follows:

(i)                          the property of each of NB Sub and the Company continues to be the property of Amalco 1;

(ii)                      Amalco 1 continues to be liable for the obligations of each of NB Sub and the Company;

(iii)                  any existing cause of action, claim or liabilities to prosecution of NB Sub or the Company is unaffected;

(iv)                    any civil, criminal or administrative action or proceeding pending by or against either of NB Sub and the Company may be continued to be prosecuted by or against Amalco 1; and

(v)                        a conviction against, or ruling, order or judgment in favour of or against, either of NB Sub or the Company may be enforced by or against Amalco 1.

(c)        Upon the amalgamation of Amalco 1 and each of the Amalgamating Subsidiaries pursuant to Section 2.2(q), the following provisions shall apply to Amalco 2:

(i)                          the English form of the name of Amalco 2 will be “Novamerican Steel Inc.” and the French form of the name of Amalco 2 will be “Acier Novamerican Inc.” and the registered office of Amalco 2 shall be located at 1 First Canadian Place, 100 King Street West, Suite 4400, Toronto, ON  M5X 1B1;

(ii)                      the authorized capital of Amalco 2 shall be:

(A)                    an unlimited number of common shares with the rights, privileges, restrictions and conditions described in Exhibit • to this Plan of Arrangement; and

(B)                     an unlimited number of preference shares, issuable in series, with the rights, privileges, restrictions and conditions described in Exhibit • to this Plan of Arrangement;

(iii)                  the stated capital of the Amalco 2 common shares shall be the amount in the stated capital account in respect of the Amalco 1 common shares;

(iv)                    there shall be no restrictions on the business that Amalco 2 is authorized to carry on or the powers that Amalco 2 may exercise;

(v)                        the board of directors of Amalco 2 shall, until otherwise changed in accordance with the CBCA, consist of a minimum of one and a maximum of 10 directors. The number of directors of Amalco 2 shall initially be •. The first directors of Amalco 2 shall be the persons whose name and jurisdiction of residence appear below:

Name	Residence
•	•

and such directors shall hold office until the next annual meeting of shareholders of Amalco 2 or until their successors are elected or appointed;

(vi)                    all authorizations previously given by the shareholders and board of directors of Amalco 1 and the Amalgamating Subsidiaries and their predecessors will be deemed to be authorizations given by the shareholders and board of directors of Amalco 2;

(vii)                the first officers of Amalco 2 shall be the officers of Amalco 1 immediately prior to the Effective Time;

(viii)            the auditors of Amalco 2 shall be the auditors of Amalco 1 immediately prior to the Effective Time;

(ix)                    the by-laws of Amalco 2, until repealed, amended or altered, shall be the by-laws of Amalco 1 in effect immediately prior to the Effective Time. A copy of the by-laws of Amalco 2 will be available for inspection at the registered office of Amalco 2; and

(x)                        the year end of Amalco 2 shall be the year end of Amalco 1.

(d)        The effect of the amalgamation of Amalco 1 and the Amalgamating Subsidiaries referred to in Section 2.2(q) shall as follows:

(i)                          the property of each of Amalco 1 and the Amalgamating Subsidiaries continues to be the property of Amalco 2;

(ii)                      Amalco 2 continues to be liable for the obligations of each of Amalco 1 and the Amalgamating Subsidiaries;

(iii)                  any existing cause of action, claim or liabilities to prosecution of Amalco 1 or the Amalgamating Subsidiaries is unaffected;

(iv)                    any civil, criminal or administrative action or proceeding pending by or against either of Amalco 1 and the Amalgamating Subsidiaries may be continued to be prosecuted by or against Amalco 2; and

(v)                        a conviction against, or ruling, order or judgment in favour of or against, either of Amalco 1 or the Amalgamating Subsidiaries may be enforced by or against Amalco 2.

ARTICLE 3
PAYMENT

3.1                       Delivery of Payment

(a)        Prior to the Effective Time on the Effective Date, (i) the Company shall deposit an amount sufficient to pay the Special Dividend, if any, (ii) Acquisitionco shall deposit or cause to be deposited an amount sufficient to pay the Purchase Price Per Share payable to all Company Shareholders (other than Dissenting Shareholders and Qualifying Holdcos) and the Purchase Price Per Share payable to the shareholders of the Qualifying Holdcos. All amounts shall be deposited in cash in immediately available funds (at Montreal) with the Depositary, for the benefit of each Company Shareholder (other than

Dissenting Shareholders in respect of the Purchase Price Per Share). Amounts described in (i) shall be used to satisfy amounts payable pursuant to Section 2.2(b), and amounts described in (ii) shall be used to satisfy amounts payable pursuant to Sections 2.2(e) and 2.2(f). The deposit of such amounts with the Depositary shall, upon the occurrence of the Special Dividend and the purchase of the Company Shares and the Holdco Shares, constitute full payment of such amounts by the Company or Acquisitionco, as the case may be.

(b)        Upon the occurrence of the dividends described by Section 2.2(c), amounts held by the Depositary in respect of dividends paid to the Qualifying Holdcos pursuant to Section 2.2(b) shall be deemed to be paid to the shareholders of the Qualifying Holdcos by the Qualifying Holdcos and such amounts shall be held by the Depositary on behalf of such shareholders.

(c)        The Depositary shall pay the amounts received from the Company in respect of the Special Dividend to the Company Shareholders (other than Dissenting Shareholders and Qualifying Holdcos) and to the shareholders of Qualifying Holdco by way of a cheque issued by the Depositary (or other form of immediately available funds), less any amounts withheld pursuant to Section 3.5.

(d)        Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Company Shares or Holdco Shares, as applicable, together with a duly completed and executed Letter of Transmittal and such other documents as Acquisitionco or the Depositary may reasonably require, the holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder the aggregate Purchase Price Per Share that such holder has the right to receive pursuant to Section 3.1(a) by way of a cheque issued by the Depositary (or other form of immediately available funds), less any amounts withheld pursuant to Section 3.5.

(e)        In the event of a transfer of ownership of Company Shares or Holdco Shares that is not registered in the transfer records of the Company or the applicable Qualifying Holdco, a cheque representing the proper amount of the aggregate Purchase Price Per Share that such holder has the right to receive pursuant to Section 3.1(a) may be delivered to the transferee if the certificate(s) representing such Company Shares is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer.

(f)         Until surrendered as contemplated by this Section 3.1, each certificate representing Company Shares (other than Company Shares held by Dissenting Shareholders) or Holdco Shares, as applicable, shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment in the proper amount as contemplated by this Section 3.1, less any amounts withheld pursuant to Section 3.5.

(g)        The cash deposited by Acquisitionco and the Company with the Depositary with respect to the Purchase Price Per Share and the Special Dividend shall be held in an interest bearing account, and any interest upon such funds shall be solely for the account of Acquisitionco.

3.2                       Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time, with a record date after the Effective Date, with respect to Company Shares, shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 2.2, and no cash payment of the Purchase Price Per Share shall be paid to any such Holder, unless and until the Holder of such certificate shall surrender such certificate in accordance with Section 3.1. Subject to applicable laws, at the time of such surrender of any such certificate, there shall be paid to the Holder of the certificates representing Company Shares, without interest, the amount of cash to which such Holder is entitled pursuant to Section 3.1 in respect of the Purchase Price Per Share.

3.3                       Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares or Holdco Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate a cheque (or other form of immediately available funds) for the proper amount of cash, deliverable in accordance with such holder’s Letter of Transmittal and this Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom any Purchase Price Per Share is to be delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Acquisitionco and the Depositary, as applicable, in such sum as Acquisitionco and the Depositary, as applicable, may direct or otherwise indemnify Acquisitionco and the Depositary, as applicable, in a manner satisfactory to Acquisitionco and the Depositary, as applicable, against any claim that may be made against Acquisitionco or the Depositary, as applicable, with respect to the certificate alleged to have been lost, stolen or destroyed.

3.4                       Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Company Shares or Holdco Shares that were not deposited, with all other instruments required by Section 3.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of the Company or for the receipt of cash pursuant to Sections 2.2 and 3.1. On such date, the cash to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to the Company, together with all entitlements to dividends, distributions and interest thereon held for such former holder. The Company shall not be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.5                       Withholding Rights

The Company, Acquisitionco or the Depositary, as applicable, shall be entitled to deduct and withhold from any amounts payable to any Holder of Company Shares or holder of Qualifying Holdco shares pursuant to Sections 2.2 and 3.1, such amounts as any of them determines is required or permitted to be deducted and withheld under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax laws. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

3.6                       Termination of Depositary

Any funds held by the Depositary that remain undistributed to former Company Shareholders or shareholders of Qualifying Holdcos nine (9) months after the Effective Date will be delivered to Acquisitionco, upon demand for those funds, and Company Shareholders or shareholders of Qualifying Holdcos who have not previously complied with Section 3.1 will then look only to Acquisitionco for payment of any claim to cash.

ARTICLE 4
DISSENT RIGHTS

4.1                       Dissent Rights

(a)        Holders of Company Shares may exercise rights of dissent in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA as modified by this Section 4.1 and the Interim Order or the Final Order (the “Dissent Rights”), provided that, notwithstanding section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in section 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Montreal time) on the second Business Day preceding the date of the Company Meeting.

(b)        Each Company Share held by a Dissenting Shareholder shall be transferred to Acquisitionco as provided in Section 2.2(g) and the only right of such  Dissenting Shareholder, as such, after the Effective Time shall be to be paid the fair value of such Common Share by Acquisitionco.

(c)        Company Shareholders who exercise, or purport to exercise, Dissent Rights, and who withdraw their dissent to the Arrangement or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Company Shareholder as at and from the Effective Time.

4.2                       Holders

In no circumstances shall the Company or any other Person be required to recognize a Person exercising Dissent Rights, unless such Person is a Holder of those Company Shares in respect of which such rights are sought to be exercised.

4.3                       Recognition of Dissenting Shareholders

Neither the Company nor any other Person shall be required to recognize a Dissenting Shareholder as a Holder or beneficial owner of Company Shares at or after the Effective Time and, from and after the Effective Time, the names of such Dissenting Shareholders shall be deleted from the register of Holders maintained by or on behalf of the Company.

4.4                       Dissent Right Availability

A Holder is not entitled to exercise Dissent Rights with respect to Company Shares if such Holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, or her or its proxyholder to vote) in favour of the Arrangement Resolution.

ARTICLE 5
AMENDMENTS

5.1                       Amendments

(a)        The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court, (iii) agreed to in writing by Acquisitionco and the Company, and (iv) communicated to Company Shareholders if and as required by the Court.

(b)        Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Company Meeting (provided that Acquisitionco and the Company shall have consented in writing thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)        Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and Acquisitionco, and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)        Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco 2, provided that it concerns a matter which, in the reasonable opinion of Amalco 2, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Holder.

ARTICLE 6
FURTHER ASSURANCES

6.1                       Further Assurances

Notwithstanding that the transactions and the events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE 1.1B

ARRANGEMENT RESOLUTION
SPECIAL RESOLUTION OF SHAREHOLDERS

BE IT RESOLVED THAT:

1.          The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Novamerican Steel Inc. (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended, is hereby authorized, approved and adopted.

2.          The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule 1.1A to the arrangement agreement dated June 21st, 2007 (the “Agreement”) made between Symmetry Holdings, Inc., 632422 N.B. Ltd. and the Company, as the Plan of Arrangement may be modified or amended, is hereby authorized, approved and adopted.

3.          Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Superior Court of Québec (the “Court”), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (a) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement in any manner not inconsistent with an applicable order of the Court, and (b) subject to the terms of the Agreement, not to proceed with the Arrangement.

4.          Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Agreement for filing.

5.          Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby.

SCHEDULE 1.1C

ASSET SALES
TERM SHEETS

A.                             SALE OF AIRCRAFT

1.                              Vendor

Novamerican Tube Holdings, Inc.

2.                              Buyer

A company formed or to be formed and controlled by Jones Sr.

3.                              Aircraft Type

Hawker Beechcraft 850xp

4.                              Serial Number

258789

5.                              Price

U.S.$11,662,000 cash on closing.

6.                              Costs

•       Vendor shall pay the first US$145,000 in aggregate of all transaction costs and expenses directly related to and necessary in order to consummate the transactions contemplated in this Schedule 1.1C, Schedule 1.1D and Schedule 1.1E, and thereafter Buyer will pay all such transaction costs and expenses.

7.                              Conditions

•       Aircraft to be free and clear of any liens and/or encumbrances as of the date of sale with merchantable title.

•       Both parties will co-operate to cause all existing registrations to be transferred to Buyer and all existing approvals be obtained from the various regulatory authorities.

•       The sale will be made on an “As is, where is” basis. The sale will be made without any representations or warranties, legal or contractual, on the part of Vendor as to the condition of the Aircraft.

•       As of closing, Vendor will no longer be a party to any of the maintenance or service contracts or to the trust arrangements.

•       Both parties will cooperate to assign the existing maintenance, service and related contracts to Buyer as of the closing of the sale.

•       Buyer will pay all costs relating to the trust arrangements with Wells Fargo from and after the date of sale.

•       Subject to closing of the Arrangement.

•       Transaction documents to be acceptable to Vendor, Buyer and Symmetry.

7.                              Delivery

Trudeau Airport, Montreal, as directed by Buyer.

8.                              Closing Time

Immediately prior to the Effective Time of the Arrangement.

9.                              Termination

Upon termination of the Arrangement Agreement.

B.                            SALE OF LAND

1.                              Vendor

Nova Steel Processing Centre Ltd.

2.                              Buyer

A company formed or to be formed and controlled by Jones Sr. and/or Jones Jr.

3.                              Property

28 Glover Access Road, (Stoney Creek), Hamilton, Ontario; Part Lot 11, Concession 1, Saltfleet, Parts 2 to 10 inclusive and Parts 12 & 13 on 62R-4564, formerly Stoney Creek, now Hamilton (the “Property”)

4.                              Price

US$3,484,722 cash on closing without adjustments.

5.                              Costs

•       Vendor shall pay the first US$145,000 in aggregate of all transaction costs and expenses directly related to and necessary in order to consummate the transactions contemplated in this Schedule 1.1C, Schedule 1.1D and Schedule 1.1E, and thereafter Buyer will pay all such transaction costs and expenses.

6.                              Conditions

•       Vendor will discharge any mortgages registered against the property but Buyer will otherwise accept title to the property in its current condition.

•       Vendor and Buyer will each maintain an easement or right of way in respect of railway lines that cross the Property and enter the land adjacent to the Property that will continue to be operated by Vendor.

•       “As is, where is”, without any representations or warranties of any nature whatsoever by Vendor.

•       Subject to closing of the Arrangement.

•       Transaction documents to be acceptable to Vendor, Buyer and Symmetry.

•       Subject to Planning Act compliance.

7.                              Closing Date

Immediately prior to Effective Time of the Arrangement.

8.                              Termination

Upon termination of the Arrangement.

SCHEDULE 1.1D

LOGISTICS SERVICES AGREEMENT
TERM SHEET

1.                              Parties

Chriscott Logistics Inc. (“Chriscott”)

Amalco 2 (“Company”)

2.                              Purposes

Chriscott is to provide logistics, hauling, trailer leasing and transportation arrangements to the Company.

3.                              Term

Three years from Closing of the Arrangement.

4.                              Rates

Hauling at prevailing market rates as negotiated from time to time between the Company and Chriscott. No charge by Chriscott for logistics services and no rent charged by Company for the use of space currently used on the mezzanine level in the plant at 6001 Irwin Street, LaSalle, Quebec.

5.                              Conditions

•       Chriscott shall maintain its principal office at 6001 Irwin Street, LaSalle, Quebec and shall provide logistics services to the Company from that office as long as Jones Sr. and/or Jones Jr., directly or indirectly, own the building at 6001 Irwin Street, LaSalle, Quebec and the Company carries on its business from this location.

•       Chriscott shall continue to offer the Company hauling services on the same basis as current arrangements and at market competitive rates no less favourable to the Company than those Chriscott offers to any other person.

•       If Company is able to obtain a more favourable rate from a third party, Company shall give Chriscott a reasonable opportunity to match such rates.

•       Chriscott will procure and maintain, and ensure that any carriers with which it subcontracts procure and maintain, at the sole cost and expense of Chriscott or the carrier, customary insurance.

•       Customary allocation of risk of loss or damage to goods in transit.

•       Transaction documents to be acceptable to both parties and Symmetry.

6.                              Effective Time

•       Agreement will be entered into and be effective at the time set forth in the Plan of Arrangement.

SCHEDULE 1.1E

SALE LEASEBACK TRANSACTION
TERM SHEET

1.                              Vendor/Tenant

Amalco 2 (“Vendor/Tenant”)

2.                              Buyer/Landlord

A company formed or to be formed and controlled by Jones Sr. and/or Jones Jr. (“Buyer/Landlord”)

3.                              Property to be sold to Buyer

Land and building located at 6001 Irwin Street, Montréal (borough of LaSalle), Québec, Lot number 1 449 502 of the Cadastre of Québec, Montréal Registration Division (the “LaSalle Property”).

The moveable property listed on a schedule and located on the top floor of the office building at 6001 Irwin Street will be sold at prices to be agreed.

For greater certainty, all operating machinery and equipment including cranes and other movable or immovable operating machinery and equipment property shall remain the property of Vendor.

4.                              Property to be leased by Vendor

All of the LaSalle Property other than the top floor of the office building located on the LaSalle Property (the “LaSalle Leased Premises”).

The LaSalle Leased Premises may be used by the Tenant for any purposes relating to its business.

5.                              Price

US$12,062,500 payable in cash without adjustments.

6.                              Terms of Sale

The sale shall be made without any representations or warranties, legal or contractual, on the part of the Vendor and the Buyer shall purchase the LaSalle Property at its own risk, with acknowledgement by the Buyer that the Vendor is not a professional seller within the meaning of the Civil Code.

7.                              Term of Lease

12 years (the “Initial Term”) with one three-year renewal option in favour of Tenant. The rent for the Initial Term shall be reset every 3 years based upon the market rate, which rate shall be determined by a third party independent valuator to be chose and agreed to by the parties. The renewal option (after the Initial Term) shall be on the same terms and conditions, except for the rental rate which will be determined upon the same basis as above for the Initial Term. Tenant may only exercise the option in respect of both the office space and the mill.

8.                              Rental

Net net net rental basis—Cdn.$6.25 per sq. feet for the LaSalle Leased Property.

9.                              Costs

•       Vendor shall pay the first US$145,000 in aggregate of all transaction costs and expenses directly related to and necessary in order to consummate the transactions contemplated in this Schedule 1.1E, Schedule 1.1C and Schedule 1.1D, and thereafter Buyer will pay all such transaction costs and expenses.

10.                       Allocation of Expenses

•       Tenant will repair and maintain the Leased Premises. Landlord and Tenant will agree, prior to closing, to allocate amongst themselves which structural repairs to the LaSalle Property (e.g., foundation, slab, columns, beams, roof deck, etc.) will be Landlord’s responsibility and which will be Tenant’s responsibility based upon customary practices for a transaction of this nature.

•       Electricity, heating and other utilities will be paid based upon consumption, if consumption can be separately measured. If separate measurement is not possible, the parties will engage an engineer or other appropriate expert to determine an appropriate proportionate allocation  cost based on the respective uses of the premises occupied by the Vendor and the Buyer. The determination shall be made at the commencement of the term and shall apply throughout the term and all renewals.

•       Landlord and Tenant will agree to determine, prior to closing, the amount that the Landlord will bear for insurance costs and real estate taxes.

11.                       Conditions

•       No prohibition on transfer by Landlord.

•       Right in favour of Tenant to sublet or assign the lease, provided Tenant will remain liable under the lease agreement and subject to consent of Buyer, which consent shall not be unreasonably withheld.

•       Right of first refusal in respect of a subsequent sale of the LaSalle Property by Landlord in favour of Tenant.

•       Transaction documents to be acceptable to Vendor, Buyer and Symmetry

•       No security deposit.

•       Tenant shall have the right to make such changes and improvements to the leased premises subject to submission of plans to Buyer and consent of Buyer, which consent shall not be unreasonably withheld.

12.                       Effective Time

•       Agreement will be entered into and be effective at the time set forth in the Plan of Arrangement.

SCHEDULE 2.7

SPECIFIED REGULATORY APPROVALS

1.                              Competition Act:

(a)        the issuance of an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act by the Commissioner of Competition with respect to the Transaction; or

(b)        that:

(i)                          the waiting period under section 123 of the Competition Act shall have expired, or the Commissioner of Competition shall have waived the obligation to notify and supply information under section 113(c) of the Competition Act because substantially similar information was previously supplied in relation to a request for an ARC, and

(ii)                      Symmetry and Acquisitionco shall have been advised in writing by the Commissioner of Competition that she has determined not to make an application for an order under section 92 of the Competition Act in respect of the Transaction and any terms and conditions attached to any such advice shall be acceptable to Symmetry, Acquisitionco and the Company, acting reasonably;

2.                              Investment Canada Act—Approval or deemed approval by the Minister of Industry of the Transaction pursuant to the Investment Canada Act;

3.                              Hart-Scott-Rodino—The waiting periods (and any extensions thereof) applicable to the Transaction under the HSR Act, shall have been terminated or shall have expired.

SCHEDULE 2.11

SPECIAL DIVIDEND OFFICER’S CERTIFICATE

TO:	632422 N.B. LTD.
AND TO:	SYMMETRY HOLDINGS, INC.

Reference is made to the arrangement agreement dated June 21, 2007 (the “Arrangement Agreement”) between Symmetry Holdings, Inc., 632422 N.B. Ltd. and Novamerican Steel Inc (the “Company”). Unless otherwise defined, capitalized terms used herein have the respective meanings ascribed thereto in the Arrangement Agreement. All references to money amounts are to lawful currency of the United States of America.

This officer’s certificate is being provided to you pursuant to Section 2.11(c) of the Arrangement Agreement.

I, Lawrence P. Cannon, Chief Financial Officer of the Company, hereby certify on behalf of the Company and not in my personal capacity that:

(a)        as of [•], 2007 (the “Calculation Date”):

(i)                          the aggregate cash on hand is $ • (“Total Cash”);

(ii)                      the net proceeds from the Asset Sales have been or will be US$ • (the “Asset Sale Proceeds”), of which US$ • is included in the calculation of cash on hand in paragraph (i) above;

(iii)                  the net proceeds to be received upon the sale of the LaSalle Property pursuant to the Sale Leaseback Transaction is US$ • (the “LaSalle Property Proceeds”);

(iv)                    the Cash Amount is US$ •, which has been calculated as follows:

(A)                    Total Cash, plus

(B)                     Asset Sale Proceeds less any amounts already included in Total Cash; plus

(C)                     the LaSalle Property Proceeds in excess of US$11 million, if any;

(b)        as of the day four Business Days immediately preceding the Calculation Date, the Inventory Value was US$ • million; and

(c)        as of the Calculation Date:

(i)                          the trade accounts payable and accrued liabilities, as determined in accordance with U.S. GAAP and consistent with past practice, have been generated in the ordinary course of business and are outstanding in accordance with the terms and conditions of all applicable suppliers’ contracts and/or previously acceptable payment terms; and

(ii)                      the accounts receivable, as determined in accordance with U.S. GAAP and consistent with past practice, have been incurred in the ordinary course of such accounts receivable

DATED at LaSalle, Québec this              day of                     , 2007.

NOVAMERICAN STEEL INC.
by
Lawrence P. Cannon
Chief Financial Officer

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.1                       Organization

(a)        The Company and each Company Subsidiary that has been incorporated has been duly incorporated or formed, is validly existing and is in good standing under all applicable Laws of its jurisdiction of incorporation or formation, and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. All of the Company Subsidiaries and the Company’s percentage of ownership of such Company Subsidiaries are as set out in the Disclosure Letter.

(b)        There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any Person the right to acquire any shares or other ownership interests in the Company or in any of the Company Subsidiaries and all ownership interests of the Company and the Company Subsidiaries in the other Company Subsidiaries are owned free and clear of all Encumbrances of any kind or nature whatsoever held by third parties. The Company does not hold any equity interest, or right to acquire an equity interest, in any Person, other than its interests in the Company Subsidiaries.

(c)        The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified, or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company.

1.2                       Capitalization

(a)        The authorized capital of the Company consists of an unlimited number of Company Shares and an unlimited number of preferred shares issuable in series. As at the close of business the day prior to the date of this Agreement, 10,450,000 Company Shares were issued and outstanding and no preferred shares were issued and outstanding. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any Company Subsidiary to issue or sell any shares of the Company or any Company Subsidiary or securities or obligations of any kind convertible into or exchangeable for any shares of the Company or any Company Subsidiary, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments. All outstanding Company Shares are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any Company Subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Company Shares on any matter.

(b)        Except as disclosed in the Disclosure Letter, there are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any outstanding Company Shares or with respect to the voting or disposition of any outstanding securities of the Company or any Company Subsidiary. No holder of securities issued by the Company or any Company Subsidiary has any right to compel the Company to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.

(c)        To the knowledge of the Company, there are no shareholders’ agreements, voting trusts or other agreements, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement, affecting the Company Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such securities.

(d)        The Company does not have any shareholder rights plan or other plan for the issuance of rights to acquire Company Shares.

1.3                       Authority and No Violation

(a)        The Company has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder and under the Plan of Arrangement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement and the Plan of Arrangement have been duly authorized by the board of directors of the Company and no other corporate proceedings on its part are necessary to authorize this Agreement and the Plan of Arrangement, or the transactions contemplated hereby.

(b)        This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) bankruptcy, insolvency, moratorium, reorganisation and other laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) the fact that equitable remedies, including the remedies of specific performance and injunction, may be granted only in the discretion of a court.

(c)        The authorization of this Agreement, the execution and delivery by the Company of this Agreement and the performance by it of its obligations under this Agreement, the Plan of Arrangement and the transactions contemplated by this Agreement and the Plan of Arrangement, will not:

(i)                          result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:

(A)                    its or any Company Subsidiary’s certificate of incorporation, articles or by-laws or other charter documents or any agreement with a shareholder;

(B)                     any applicable Laws (subject to obtaining Specified Regulatory Approvals and the Final Order, except to the extent that the violation or breach of any applicable Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company;

(C)                     any note, bond, mortgage, indenture, contract, licence, permit or, government grant to which the Company or any Company Subsidiary is party or by which it is bound (other than as disclosed in the Disclosure Letter); or

(D)                    any judgment, decree, order or award of any Governmental Authority or arbitrator;

(ii)                      other than as disclosed in the Disclosure Letter, give rise to any right of termination, acceleration or cancellation of indebtedness of the Company or any Company Subsidiary, or cause any such indebtedness to come due before its stated maturity or cause any available credit of the Company or any Company Subsidiary to cease to be available;

(iii)                  give rise to any right of first refusal or trigger any change in control provisions or any restriction or limitation under any note, bond, mortgage, indenture, contract, agreement, license, franchise or permit, except as disclosed in the Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company; or

(iv)                    result in the imposition of any Encumbrance upon any assets of the Company or any Company Subsidiary except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company.

1.4                       Takeover Statutes

To the Company’s knowledge, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s articles of incorporation or by-laws is applicable to the Plan of Arrangement or the other transactions contemplated by this Agreement.

1.5                       Consents and Approvals

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority or any other third party is required to be obtained by the Company or any Company Subsidiary in connection with the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement, other than those which are contemplated by this Agreement and the Plan of Arrangement or set out in the Disclosure Letter and except for such consents, approvals, orders or authorizations, or declarations or filings, as to which the failure to obtain or make would not, individually or the in aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement.

1.6                       Compliance with Laws, Licences and Product Authorizations

The Company and each of the Company Subsidiaries is in compliance in all material respects with all applicable Laws and all Product Authorizations and all material licenses, permits, orders or approvals of, and has made all required registrations with, any Governmental Authority that is required in connection with the ownership of their respective assets or the conduct of their respective operations as presently carried on and each of them has complied in all material respects with and is in compliance with all such Product Authorizations, licenses, permits, orders, approvals and registrations, except, in each case, for failures which, individually or in the aggregate, would not have a Material Adverse Effect on the Company. None of the Company or any of the Company Subsidiaries has received any written or, to the knowledge of the Company, oral notice of revocation or non-renewal of any such Product Authorizations, licenses, permits, orders, approvals or registrations, or of any intention of any Governmental Authority to revoke or refuse to renew any of such Product Authorizations, licenses, permits, orders, approvals or registrations except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on the Company and, to the knowledge of the Company, all such Product Authorizations, licenses, permits, orders, approvals and registrations should continue to be effective in accordance with their terms in order for the Company and each of the Company Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. None of the Company or any of the Company Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (i) its articles or by-laws, or (ii) any agreement, arrangement or understanding to which it or by which any of its properties or assets is bound or affected, except for conflicts, defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Company. No person or entity other than the Company or any of the Company Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of the Product Authorizations, licenses, permits, orders, approvals or registrations.

1.7                       No Default

Neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any other party thereto, is in default under, and, to the knowledge of the Company, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or would trigger a right of termination under: (a) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which the Company or any Company Subsidiary is a party; or (b) any other contract, agreement, lease, licence, permit, franchise, or other instrument or obligation which would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect in respect of the Company.

1.8                       Public Filings

The Company has filed all of the Company Documents since November 27, 2004. All of the Company Documents, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities. All of the Company Documents, as of their respective dates (and as of the dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of Applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. There is no material fact concerning the Company which has not been disclosed in the Company Documents filed on or before the date hereof.

As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company Public Documents. No Company Subsidiary is required to file any form, report or other document with the SEC.

1.9                       Financial Statements

The Financial Statements have been prepared in accordance with U.S. GAAP and all applicable Laws for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto) and present fairly, in all material respects, the consolidated financial position of the Company as of the date provided therein and the results of its operations and the changes in financial position for the periods then ended in accordance with U.S. GAAP, except as otherwise indicated in the Financial Statements and the notes thereto or, as the case may be, in the related report of the Company’s auditors and, in the case of unaudited statements, subject to normal, recurring year-end adjustments that are not material.

1.10                Disclosure Controls and Procedures

The Company has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Exchange Act. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the Company Documents is accumulated and communicated to the management of the Company, including its principal executive and principal financial officers, or Persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

1.11                Compliance

Since the enactment of the Sarbanes-Oxley Act of 2002, the Company has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(a)        Since November 25, 2006, the Company has received no (i) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (ii) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

1.12                Reporting Issuer Status

As at the date hereof the Company is not a reporting issuer under the securities laws of any provincial or territorial jurisdiction in Canada.

1.13                United States Securities Laws

(a)        The Company is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(b)        The company is not a “holding company” as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935, as amended or (iii) a “bank holding company” as defined in, or subject to regulation under, the Bank Holding Company Act of 1956, as amended.

(c)        The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act).

1.14                Liabilities and Indebtedness

(a)        Neither the Company nor any of the Company Subsidiaries has any material liabilities, indebtedness or obligations of any nature (whether accrued, absolute, contingent or otherwise), except as set out in the Financial Statements or the Disclosure Letter and except for trade indebtedness or accounts payable incurred in the ordinary course of business, or has any obligation to issue any debt securities or guarantee, endorse or otherwise become responsible for, the obligations of any other Person that are or may become outstanding.

(b)        Other than trade indebtedness or accounts payable incurred in the ordinary course of business, the Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all credit facilities, letters of credit and other financing documents or source of indebtedness of the Company or any Company Subsidiary and the aggregate principal or face amount outstanding or that may become outstanding with respect thereto.

1.15                No Brokers

Except for the fee to be paid to the financial advisor pursuant to its engagement letter with the Special Committee and the fee to be paid to CIBC World Markets pursuant to its engagement letter with the Company, true and complete copies of which has been delivered to Symmetry, the Company has not agreed to pay any brokerage fees, finder’s fees, financial advisory fees, agent’s commissions or other similar forms of compensation in connection with this Agreement and the transactions contemplated herein.

1.16                Books and Records

The financial books, records and accounts of the Company and each of the Company Subsidiaries, in all material respects: (a) have been maintained in accordance with good business practices on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of the Company

Subsidiaries, during the period of time when owned by the Company, accurately and fairly reflect the material transactions and dispositions of the assets of the Company and the Company Subsidiaries; and (c) accurately and fairly reflect the basis for the Company’s financial statements. The Company’s and the Company Subsidiaries’ corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Symmetry.

1.17                Absence of Certain Changes or Events

Since November 25, 2006, except as disclosed in the Company Documents filed on or before the date hereof or in the Disclosure Letter, and other than for the purposes of the transactions contemplated by this Agreement and the Plan of Arrangement:

(a)        the Company and each of the Company Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(b)        there has not occurred one or more changes, events or occurrences which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect in respect of the Company;

(c)        neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would, individually or in the aggregate, be reasonably likely to result in a Material Adverse Effect in respect of the Company;

(d)        there has not been any incurrence, assumption or guarantee by the Company or any Company Subsidiary of any debt for borrowed money, any creation or assumption by the Company or any Company Subsidiary of any Encumbrance, or any making by the Company or any Company Subsidiary of any loan, advance or capital contribution to or investment in any other Person; and

(e)        the Company has not effected any change in its accounting methods, principles or practices, which were not required by U.S. GAAP.

1.18                Litigation

(a)        Except as disclosed in the Disclosure Letter, there is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or affecting any of its property, assets or Products before or by any Governmental Authority which, if determined adversely to the Company or the Company Subsidiary, as the case may be, would, individually or in the aggregate: (i) reasonably be expected to have a Material Adverse Effect in respect of the Company, or (ii) reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement. To the Company’s knowledge, there are no events, circumstances or grounds on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success that would reasonably be expected to have a Material Adverse Effect.

(b)        Neither the Company nor any of the Company Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect in respect of the Company or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement.

(c)        Neither the Company nor any of the Company Subsidiaries is subject to any warranty, negligence, performance or other claims or disputes in respect of products or services currently being delivered or previously delivered that, if resolved adversely to the Company or the Company Subsidiary would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company.

1.19                Employment Matters

(a)        Set forth in the Disclosure Letter is a complete list setting out the name of each director, officer and employee of the Company or any Company Subsidiary who is a party to or a participant in any agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any such person following a change of control of the Company and a description and calculation of the entitlements of each such person.

(b)        Except as set forth in the Disclosure Letter, the Company has not declared or paid, or committed to declare or pay, any amount to any Person in respect of a performance or incentive or other bonus in respect of all or any part of the fiscal year beginning November 26, 2006 or in connection with the completion of the Plan of Arrangement or any other transaction contemplated by this Agreement or the Plan of Arrangement.

(c)        Neither the Company nor any Company Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other claim, actual or, to the knowledge of the Company, threatened, or any litigation, actual or to the knowledge of the Company, threatened, relating to its employees or independent contractors (including any termination of such persons) other than those claims or such litigation as would individually or in the aggregate not reasonably be expected to have a Material Adverse Effect in respect of the Company.

(d)        Except as set forth in the Disclosure Letter, neither the Company nor any Company Subsidiary: (i) is party to any collective bargaining agreement with a term that expires within the 12-month period following the date of this Agreement; or (ii) has any current, pending or, to the knowledge of the Company, threatened strikes, work stoppage, slowdown or lockouts, union representation or organizing activities. There are no outstanding unfair labour practice charges pending before any Governmental Authority with respect to any employee of the Company.

1.20                Tax Matters

(a)        Except as disclosed in the Disclosure Letter, each of the Company and the Company Subsidiaries has filed or caused or will cause to be filed all Tax Returns required to be filed by the Tax Act or the Code or by other applicable Tax Laws. The Company and each of the Company Subsidiaries has timely paid, collected, withheld or remitted all material Taxes that are due and payable by the Company or the Company Subsidiaries, including all instalments on account of taxes for the current year that are due and payable by the Company or the Company Subsidiaries whether or not assessed (or reassessed) by the appropriate Governmental Authority. There are no liens for Taxes upon any of the assets or properties of the Company or any of the Company Subsidiaries.

(b)        There is no material dispute or claim, including any audit, investigation or examination by any Tax Authority, actual, pending or, to the knowledge of the Company, threatened, concerning any Tax liability of the Company or any of the Company Subsidiaries, no written notice of such an audit, investigation, examination, material dispute or claim has been received by the Company or any of the Company Subsidiaries, nor does the Company have knowledge of any such audit, investigation, examination, material dispute or claim based upon personal contact with any agent of such Taxing Authority.

(c)        Neither the Company nor any of the Company Subsidiaries is or has been a member of any consolidated group other than the U.S. federal income tax consolidated group of which Integrated Steel

Industries Inc. is the common parent. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any tax allocation or sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes, other than any agreement or arrangement solely between the Company and any Company Subsidiary.

(d)        Except as disclosed in the Disclosure Letter, neither the Company nor any of the Company Subsidiaries has requested, or entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(i)                          to file any Tax Return (which has not since been filed) in respect of any Taxes for which any of the Company or the Company Subsidiaries is or may be liable;

(ii)                      to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which any of the Company or the Company Subsidiaries is or may liable;

(iii)                  any of the Company or the Company Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

(iv)                    any Governmental Authority may assess or collect Taxes for which any of the Company or the Company Subsidiaries is liable.

(e)        Neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any:

(i)                          change in method of accounting for a taxable period ending on or prior to the Effective Date;

(ii)                      “closing agreement” as described in Code section 7171 executed on or prior to the Effective Date;

(iii)                  intercompany transactions or excess loss account described in treasury regulations under Code section 1502;

(iv)                    instalment sale or open transaction disposition made on or prior to the Effective Date; or

(v)                        prepaid amount received on or prior to the Effective Date.

(f)         The unpaid Taxes of the Company and the Company Subsidiaries (i) did not, as of the most recently published consolidated financial statements of the Company, exceed the income taxes payable (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in such financial statements and (ii) will not exceed income taxes payable as adjusted for operations and transactions through the Effective Date in accordance with the past accounting practices of the Company and the Company Subsidiaries in reporting their income taxes payable as estimated from their pre-tax book income and their most recently filed Tax Returns.

(g)        Each of the Company and the Company Subsidiaries has duly and timely deducted, collected or withheld from any amount paid or credited by it to or for the account or benefit of any Person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Governmental Authority all Income Taxes, employment insurance premiums, pension plan contributions, employer health tax remittances, sales taxes, use taxes, goods and services taxes, non-resident withholding taxes and other Taxes and amounts it is required by applicable Law to so deduct or collect and remit.

(h)        Neither the Company nor any of the Company Subsidiaries has acquired property or services from, or disposed of property or provided services to, any Person with whom it does not deal at arm’s length for an amount that is other than the fair market value of such property or services.

(i)         For all transactions between the Company or any of the Company Subsidiaries resident in Canada and any Person who is not resident in Canada for purposes of the Tax Act with whom the Company or any such Company Subsidiary was not dealing at arm’s length for purposes of the Tax Act, the Company or such Company Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(j)         No circumstances exist or could reasonably be expected to arise as a result of matters existing before the Effective Date that may result in Company or any of the Company Subsidiaries being subject to the application of section 159 or 160 of the Tax Act or comparable provisions of any other legislation or otherwise cause Company or any of the Company Subsidiaries to be liable for Taxes of any other Person.

(k)        The termination or dissolution of Annaco General Partnership and Hencorp LLC will not result in any material Taxes to the Company or any Company Subsidiary.

(l)         The balance in the “low rate income pool” (as defined in subsection 89(1) of the Tax Act) of the Company and each Company Subsidiary resident in Canada for the purposes of the Tax Act is, and will be as of the Effective Time, nil.

(m)      No claim has ever been made by any Taxing Authority in a jurisdiction where Company or any of the Company Subsidiaries do not file Tax Returns that the Company or the Company Subsidiaries is or may be subject to Taxes or is required to file Tax Returns in that jurisdiction.

(n)        There are no rulings or closing agreements relating to the Company or any of the Company Subsidiaries which could affect the Company’s or any Company Subsidiary’s liability for Taxes for any taxable period after the Effective Date. Neither the Company or any Company Subsidiary has requested a private letter ruling from the US Internal Revenue Service or comparable rulings from other taxing authorities.

(o)        Neither the Company nor any Company Subsidiary has any contractual liability for Taxes of any Person other than the Company and the Company Subsidiaries under U.S. Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign Law), as a successor or transferee or otherwise.

(p)        Neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of U.S. Treasury Regulation section 1.6011-4(b)(2) or in any other “reportable transaction” within the meaning of U.S. Treasury Regulation section 1.6011-4(b)(1).

(q)        During the last three years, neither the Company nor any of the Company Subsidiaries has been a party to any transaction (other than a transaction described in section 355(e)(2)(C) of the Code) treated by the parties thereto as one to which section 355 of the Code (or any similar provision of state, local, or foreign Law) applied.

(r)        There are no Tax credits, grants or similar amounts that are or will be subject to “clawback” or recapture as a result of the transactions contemplated by this Agreement or an act (or failure to act) by the Company or any of the Company Subsidiaries to satisfy any requirement on which the credit, grant or similar amount is or was conditioned.

(s)        None of the assets of the Company or the Company Subsidiaries is “tax-exempt use property” within the meaning of section 168(h) of the Code and none of the property of the Company or any Company Subsidiary is properly treated as owned by persons other than the Company or the Company Subsidiaries for tax purposes.

(t)         The Company and each Company Subsidiary is not, and all times during the five-year period ending on the Effective Date was not, a “United States real property corporation,” as such term is defined in section 897(c) of the Code.

(u)        As a direct or indirect result of the transactions contemplated by this Agreement and the Plan of Arrangement, no payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, either (i) will be an “excess parachute payment” to a “disqualified individual” as those terms are defined in section 280G of the Code and the U.S. Treasury Regulations thereunder, or (ii) will be (or under section 280G of the Code and the U.S. Treasury Regulations thereunder be presumed to be) a “parachute payment” to a “disqualified individual” as those terms are defined in such provisions of the Code and regulations, without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future.

(v)        Neither the Company nor any Company Subsidiary has made or is obligated to make any payment that would not be deductible pursuant to section 162(m) of the Code.

(w)       Each arrangement or plan relating to any employee or service provider of the Company or any of the Company Subsidiaries that is subject to section 409A of the Code has been operated in good faith compliance, in all material respects, with section 409A of the Code.

(x)        For all taxable periods (and portions thereof) (i) none of the Company Subsidiaries has a “dual consolidated loss” within the meaning of section 1503(d)(2) of the Code and applicable U.S. Treasury Regulations that is subject to disallowance pursuant to section 1503(d) of the Code, (ii) each of the Company Subsidiaries has been and continues to be in compliance with all applicable U.S. Treasury Regulations that are required to be satisfied in order to prevent any “dual consolidated loss” from being disallowed pursuant to section 1503(d) of the Code and applicable U.S. Treasury Regulations, and (iii) there has been no event or other occurrence that would require the recapture of any “dual consolidated loss” pursuant to section 1503(d) of the Code and applicable U.S. Treasury Regulations.

(y)        None of the Company or any of the Company Subsidiaries has taken a reporting position on a Tax Return, which reporting position (i) if not sustained would be reasonably likely to give rise to a penalty for substantial understatement of U.S. federal Income Tax under section 6662 of the Code (or any similar provision of state, provincial, local or foreign Tax Law), and (ii) has not adequately been disclosed on such Tax Return in accordance with section 6662(d)(2)(B) of the Code (or any similar provision of state, provincial, local or foreign Tax law).

(z)        Neither the Company nor any of the non-US Company Subsidiaries has ever engaged in a “trade or business” in the United States as that term is defined in section 864 of the Code through a permanent establishment in the United States, and has not conducted any activity in a state or local taxing jurisdiction in the United States that would result in the imposition of any state or local Tax on the Company or such Company subsidiary.

1.21                Related Party Transactions

Except as disclosed in the Disclosure Letter, (a) neither the Company nor any of the Company Subsidiaries is indebted to any director, officer, employee or agent of the Company or any of the Company Subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses); and (b) no director, officer, employee or agent of the Company or any of the Company Subsidiaries is a party to any loan, contract, arrangement or understanding or other transactions with the Company or any of the Company Subsidiaries, other than contracts of employment.

1.22                Real Property

(a)        Each of the Company and the Company Subsidiaries has good and sufficient title, free and clear of any material claims or Encumbrances (other than claims or Encumbrances that do not interfere with the use or proposed use of the property in any substantial manner) to all its interests in real property, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or authorities permitting the use of land by the Company or the Company Subsidiaries that are necessary to permit the operation of their respective businesses as presently owned and conducted.

(b)        The Disclosure Letter contains a true, accurate and complete list of (i) all owned real property and (ii) all leases, subleases or assignments of leases (together with all amendments, modifications, supplements, renewals or extensions of any thereof) of any real property leased by the Company or a Company Subsidiary, regardless of whether such Company Entity is the landlord or tenant (whether directly or as an assignee or successor in interest) under such lease, sublease or assignment. Each agreement listed in clause (ii) of the immediately preceding sentence is in full force and effect and neither the Company nor any Company Subsidiary has knowledge of any default that has occurred and is continuing thereunder, and each such agreement constitutes the legal, valid and binding obligation of the applicable Company Entity, enforceable against such Company Entity in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or limiting creditors’ rights generally or by equitable principles.

(c)        Proper legal descriptions of all the properties listed in (b)(i) as they presently exist and all material leases and amendments, renewals, extensions, replacements, letters or other agreements or correspondence in respect thereof relating to any of the properties listed in (b)(ii) have been included in the information made available to Symmetry in the Company’s physical or virtual data rooms.

1.23                Licenses

The Company and each of the Company Subsidiaries owns, possesses, or has obtained and is in compliance in all material respects with, all licences, permits, certificates, orders, grants, approvals and other authorizations (“Permits”) of or from any Governmental Authority necessary to conduct its businesses as now conducted, other than the failure to own, possess, obtain or be in compliance with that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. No suspension or cancellation of any of the Permits is pending, or to the knowledge of the Company, threatened.

1.24                Environmental

(a)        All facilities and operations of the Company and the Company Subsidiaries have been conducted, and are now, in material compliance with all Environmental Laws.

(b)        The Company and the Company Subsidiaries are in possession of, and in compliance in all material respects with, all material environmental approvals, consents, waivers, permits, orders, registrations and exemptions required to own, lease and operate all real property and assets and to conduct operations as such are now being conducted.

(c)        Save as would not reasonably be expected to have a Material Adverse Effect, or as set out in the Disclosure Letter, no environmental, reclamation or remediation obligation or work orders or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the Company and the Company Subsidiaries and, to the knowledge of the Company, there is no basis for any such obligations or liabilities to arise in the future as a result of any activity on or in respect of such property, interests, rights, operations and business.

(d)        Except as set out in the Disclosure Letter, none of the Company or the Company Subsidiaries has used any of its currently or formerly owned, leased, used or otherwise controlled property to produce, generate, manufacture, treat, store, handle, transport or dispose of any Hazardous Substances, except in material compliance with Environmental Laws, and there are no Hazardous Substances located on or in or under the surface of any such property such that the Company or the Company Subsidiaries could reasonably be expected to incur liability under Environmental Laws.

(e)        To the knowledge of the Company, there are no actual changes in the status, terms or conditions of any material environmental approvals, consents, waivers, permits, orders, registrations and exemptions held by the Company or any Company Subsidiary or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders, registrations and exemptions, or any review by, or approval or registration or exemption of, any Governmental Authority that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or in the Plan of Arrangement, or the continuation of the business of the Company or any Company Subsidiary.

(f)         The Company and any Company Subsidiary have made available to Symmetry all material audits, assessments, investigation reports, regulatory correspondence and similar information with respect to environmental matters.

(g)        All representations and warranties of the Company pertaining to environmental matters are contained exclusively in this Section 1.24 (Environmental) and in Section 1.18 (Litigation) of Schedule 3.1 and all other provisions of this Schedule 3.1 shall be interpreted accordingly.

1.25                Insurance

All policies of insurance in force as of the date hereof naming the Company or a Company Subsidiary as an insured are in full force and effect and shall not be cancelled or otherwise terminated as a result of this Agreement, the Plan of Arrangement or the transactions contemplated herein, other than such cancellations as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company.

1.26                Material Contracts

Except as set forth in the Disclosure Letter, there is no contract to which the Company or a Company Subsidiary is a party or by which any of them or their respective properties or assets are bound that (a) if terminated, would reasonably be expected to have a Material Adverse Effect in respect of the Company; (b) is a contract or group of related contracts which involves payments to or by the Company or a Company Subsidiary of more than $2.8 million per annum (other than contracts with suppliers and customers entered into in the ordinary course of business); (c) is a contract that contains any non-competition obligations or otherwise restricts in any material way the business of the Company or a Company Subsidiary; (d) is a contract pursuant to which the Company or any Company Subsidiary provides an indemnification to any other Person (other than the Company or a Company Subsidiary), (the contracts described in items (a) to (d) collectively, the “Material Contracts”). All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company or the Company Subsidiaries in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arm’s length negotiations between the parties thereto. The Company and the Company Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not to the Company’s knowledge alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder.

1.27                Non-Compliance

There are no complaints, investigations, inquiries, proceedings or actions pending or, to the knowledge of the Company, threatened by Governmental Authorities which involve allegations of non-compliance with applicable Laws or the Product Authorizations or the rules, policies or guidelines of such Governmental Authorities relating to the Products or the development, manufacture, sale or distribution of the Products (and the Company has no knowledge of any facts that would lead to such complaints, investigations, proceedings or actions) other than those which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and the Company Subsidiaries have filed all required submissions, except where the failure to file would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company.

1.28                Relationships with Customers, Suppliers, Distributors and Sales Representatives

(a)        The Company has not received any written or, to the knowledge of the Company, oral notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of the Company Subsidiaries, and, to the knowledge of the Company, no such action has been threatened, which in either case, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(b)        All customers and product sales are within the States of Connecticut, Delaware, District of Columbia, Indiana, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, Vermont, and Virginia and the Provinces of Québec and Ontario, except sales to customers located in the States of Alabama and Florida, and Sweden and Australia of less than $400,000 per year in aggregate.

1.29                Product Recalls

To the knowledge of the Company, no pattern or series of claims against the Company or any of the Company Subsidiaries which reasonably could be expected to result in a generalized product recall relating to products sold by the Company or any of the Company Subsidiaries, including the Products, regardless of whether such product recall is formal, informal, voluntary or involuntary.

1.30                Trade Relations

There exists no actual or threatened termination, cancellation or limitation of, or any modification or change in, the business relationship between the Company or any Company Subsidiary on the one hand and any customer or any group of customers on the other, whose purchases of goods or services individually or in the aggregate are material to the business of such Company Entity, or with any material supplier.

1.31                Intellectual Property

Except in each case to the extent that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company:

(a)        the Company and the Company Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are used in their respective businesses;

(b)        the use by the Company and the Company Subsidiaries of their registered trademarks, service marks, copyrights, industrial designs, patents, design patents and all applications therefor (“Applicable IP”), does not infringe upon or breach the industrial or intellectual property rights of any other Person; and

(c)        neither the Company nor any of the Company Subsidiaries have commenced legal proceedings against any Person relating to an infringement by such Person of any Applicable IP.

1.32                Pension and Employee Benefits

(a)        Each Company Benefit Plan is identified in the Disclosure Letter.

(b)        The Company has complied in all material respects with (i) all the terms of Company Benefit Plans and (ii) all applicable Laws in respect of the Company Benefit Plans.

(c)        All Company Benefit Plans are fully funded and in good standing in all material respects with such regulatory authorities as may be applicable.

(d)        No step has been taken, no event has occurred and, to the knowledge of the Company, no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Company Benefit Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Company Benefit Plans or their assets which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect in respect of the Company.

(e)        To the knowledge of the Company, no event has occurred or condition exists with respect to any of the Company Benefit Plans or relating to any employee of the Company or the Company Subsidiaries which, individually or in the aggregate, is reasonably likely to result in a Material Adverse Effect.

(f)         No ERISA Event has occurred or its reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect in respect of the Company. None of the Company or Company Subsidiaries has a present intention to terminate any Pension Plan with respect to which any of the Company or Company Subsidiaries would incur a cost of more than $100,000 to terminate such Pension Plan, including amounts required to be contributed to fund such Pension Plan on termination of the Pension Plan and all costs and expenses associated therewith, including without limitation attorneys’ and actuaries’ fees and expenses in connection with such termination and a reasonable estimate of expenses and settlement or judgment costs and attorneys’ fees and expenses in connection with litigation related to such termination.

1.33                Information Supplied for the Symmetry Proxy Statement

None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Symmetry Proxy Statement or any amendment or supplement thereto will contain, at the date the Symmetry Proxy Statement or any amendment or supplement thereto is first mailed to Symmetry Stockholders and at the time of the Symmetry Meeting, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

1.34                Information Contained in the Company Circular

Neither the Company Circular nor any amendment or supplement thereto, will contain, at the date the Company Circular or any such amendment or supplement is first mailed to the Company Shareholders and at the time of the Company Meeting, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Symmetry for inclusion or incorporation by reference in the Company Circular. The Company Circular, when mailed to the Company Shareholders, will comply as to form in all material respects with the requirements of the Act and the rules and regulations promulgated thereunder.

1.35                Investment Canada Act

Neither the Company nor any of the Company Subsidiaries is engaged in a prescribed type of business activity within the meaning of paragraph 15(a) of the Investment Canada Act.

1.36                Foreign Corrupt Practices Act

Neither the Company nor any officer, director, employee or agent thereof or any stockholder thereof acting on behalf of the Company, has done any act or authorized, directed or participated in any act in violation of any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, applied to such entity or person.

SCHEDULE 3.2A

REPRESENTATIONS AND WARRANTIES OF SYMMETRY AND ACQUISITIONCO

1.1                       Organization

(a)        Symmetry is a corporation existing under the laws of Delaware.

(b)        Acquisitionco is a corporation existing under the laws of New Brunswick.

(c)        Each of Symmetry and Acquisitionco is validly existing and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted.

(d)        Acquisitionco is a wholly-owned indirect subsidiary of Symmetry.

1.2                       Authority and No Violation

(a)        Each of Symmetry and Acquisitionco has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Symmetry and Acquisitionco and the consummation by Symmetry and Acquisitionco of the Arrangement have been duly authorized by their respective boards of directors and no other corporate proceedings on their parts are necessary to authorize this Agreement or the Arrangement except for the approval of the stockholders of Symmetry as set out in the Agreement. This Agreement has been duly executed and delivered by Symmetry and Acquisitionco and constitutes a legal, valid and binding obligation of Symmetry and Acquisitionco, enforceable against them in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(b)        The authorization of this Agreement, the execution and delivery by Symmetry and Acquisitionco of this Agreement and the performance by each of them of their respective obligations under this Agreement, and the effectiveness of the Arrangement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:

(i)                          the constating documents of Symmetry or Acquisitionco;

(ii)                      any applicable Laws, except to the extent that the violation or breach of, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Symmetry or Acquisitionco;

(iii)                  any note, bond, mortgage, indenture, contract, licence, permit or government grant to which Symmetry or Acquisitionco is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Symmetry or Acquisitionco; or

(iv)                    any judgment, decree, order or award of any Governmental Authority or arbitrator.

(c)        No consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by Symmetry or Acquisitionco in connection with consummation of the transactions contemplated by the Arrangement and this Agreement other than those which are contemplated by the Arrangement and this Agreement, except for such consents, approvals, orders or authorizations, or declarations or filings, as to which the failure to obtain or make would not, individually or the in aggregate, prevent or materially delay the consummation of the transactions contemplated by the Arrangement and this Agreement.

1.3                       Financing Arrangements

Symmetry has delivered to the Company an executed copy of (a) the Commitment Letter pursuant to which the lender has committed to provide debt financing consisting of (i) a $500 million credit facility, and (ii) a $91 million overdraft facility, and (b) an equity commitment letter to provide equity financing in the aggregate amount of $15,000,000 (the “Equity Commitment Letter”) from Gilbert E. Playford. As of the date hereof, each of the Commitment Letter and the Equity Commitment Letter is in full force and effect and is a legal valid and binding obligation of Symmetry and, to the knowledge of Symmetry, of the lender under the Commitment Letter and Mr. Playford, respectively.

APPENDIX C

June 21, 2007

Mr. John LeBoutillier
Chairman, Independent Committee of the Board of Directors of Novamerican Steel Ltd.
300 Canal Bank Road, Building 14
Lachine, Quebec H8R 1H3

To:	Independent Committee of the Board of Directors of Novamerican Steel Ltd.

Introduction

You have asked Deloitte & Touche Corporate Finance Canada Inc. (“Deloitte”) to advise the Independent Committee of the Board of Directors of Novamerican Steel Ltd. (the “Committee”) as to the fairness, from a financial point of view (the “Fairness Opinion”), to the holders of common stock of Novamerican Steel Ltd. (“Novamerican” or the “Company”), other than those shareholders party to the lock-up agreement (“Excluded Persons”), of the proposed acquisition by Symmetry Holdings Inc. (the “Purchaser”) all of the issued and outstanding shares of Novamerican by way of a court-approved plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act (the “Transaction”). As more fully described in the Plan of Arrangement, Novamerican will be merged with and into an indirect subsidiary of the Purchaser pursuant to which each outstanding common share of Novamerican will be transferred by its holder to the Purchaser in exchange for $56.00 in cash (the “Consideration”).

Deloitte was not engaged to prepare and did not prepare a formal valuation in connection with this Fairness Opinion.

Purpose of the Fairness Opinion

We understand that the Fairness Opinion will be delivered to the shareholders of Novamerican as part of the management proxy circular describing the Transaction (the “Proxy Circular”). Any recipient of the Fairness Opinion acknowledges the restrictions in its use and circulation stated herein.

Engagement

Deloitte was engaged by the Committee to provide this Fairness Opinion. The terms of our engagement provide that Deloitte is to be paid a fee based on time spent at standard hourly billing rates. In addition, Deloitte is to be reimbursed for its reasonable out-of-pocket expenses and be indemnified by Novamerican in respect of certain liabilities which may be incurred by Deloitte in connection with the provision of its services. No part of Deloitte’s fee is contingent upon the conclusions reached in this Fairness Opinion or on the successful completion of the Transaction.

Member of
Audit • Tax • Consulting • Financial Advisory •	Deloitte Touche Tohmatsu

Scope of Review

In connection with preparing and rendering Fairness Opinion, Deloitte has reviewed and relied upon, among other information, the following:

1.                              The Arrangement Agreement, Non-Competition Agreements, Lock-Up Agreement and debt Commitment Letter;

2.                              Discussions with members of Novamerican management (“Management”) and members of the Committee;

3.                              Financial projections and annual budgets prepared by Management;

4.                              Historical financial statements such as audited annual and quarterly financial statements, and monthly financial statements prepared by Management;

5.                              Various other financial and operational information, analyses, appraisals and calculations provided by Novamerican Management;

6.                              External research sources including databases which compile statistics, multiples, ratios, share prices, and other financial data on Novamerican, comparative companies, and comparative transactions;

7.                              Other publicly available reports, commentary, and press releases regarding Novamerican;

8.                              Performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate; and

Deloitte’s procedures consisted primarily of inquiry, review, analysis and discussion of this information. Deloitte has not, to the best of its knowledge, been denied access by Novamerican to any information requested.

Restrictions and Limitations

This Fairness Opinion is subject to the following restrictions, limitations and qualifications, changes to which could have a significant impact on Deloitte’s assessment of the fairness of the Transaction to the shareholders of Novamerican:

1.                              This Fairness Opinion has been prepared for the Committee of Novamerican and is intended for inclusion in the Proxy Circular to be distributed to the shareholders of Novamerican with respect to the proposed Transaction. The Fairness Opinion is not to be used for any purpose other than as stated herein, and except as provided in the last sentence of this paragraph, is not intended for general circulation, nor is it to be published or made available to other parties in whole or in part without Deloitte’s prior written consent in each specific instance. We do not assume any responsibility or liability for losses incurred by any parties as a result of the circulation, publication, reproduction, or use of the Fairness Opinion contrary to the provisions of this paragraph. Subject to the terms of our engagement, Deloitte consents to the inclusion of this Fairness Opinion, and a summary thereof, in a form acceptable to Deloitte in the Proxy Circular, and to the filing thereof, as necessary, by Novamerican with the applicable securities commissions or similar regulatory authorities in the United States and in Canada.

2.                              No opinion, counsel or interpretation is intended in matters that require legal or other appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

3.                              This Fairness Opinion is rendered as of June 21, 2007 on the basis of securities markets and economic and general business and financial conditions currently prevailing and the condition and prospects, financial and otherwise, of Novamerican as they were reflected in the information and documents reviewed by Deloitte and as they were represented to Deloitte in discussions with Management and the Committee.

4.                              Deloitte disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion which may come or be brought to Deloitte’s attention after the date hereof. Without limiting the foregoing, in the event that there is a material change in any fact or matter affecting this Fairness Opinion after the date hereof, Deloitte reserves the right to change, modify or withdraw the Fairness Opinion.

5.                              The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or a summary description. Accordingly, Deloitte’s analysis must be considered as a whole and the selection of portions of the analysis or factors considered, without considering all factors and analyses together, could create a misleading view of the approaches underlying the Fairness Opinion.

6.                              The Fairness Opinion is not to be construed as a recommendation to any member of the Committee or shareholder of Novamerican to support or reject the proposed Transaction. The Fairness Opinion does not provide assurance that the Consideration represents the best possible price that could be obtained. Deloitte has not been retained to comment on the investment or strategic merit of the Transaction or the future operations of Novamerican. Future business conditions are subject to change and are beyond the control of Deloitte, and the parties involved in the Transaction.

7.                              This Fairness Opinion does not constitute a Calculation Valuation Report, an Estimate Valuation Report, or a Comprehensive Valuation Report, as defined by the practice standards of the Canadian Institute of Chartered Business Valuators (“CICBV”). In preparing this Fairness Opinion, we were guided by Appendix B of CICBV Practice Standard No. 110 “Fairness Opinions”.

8.                              In preparing the Fairness Opinion, we have not exposed Novamerican to the market to determine whether some third party purchasers would be prepared to negotiate prices and/or consideration for the purchase of Novamerican other than those negotiated in the Transaction. We were not requested to solicit expressions of interest from, or negotiate with, any third parties concerning potential alternatives to the Transaction and we have not done so.

Major Assumptions

Deloitte has not independently verified the accuracy and completeness of the financial and other information supplied to it by Management or the Committee. Deloitte has relied upon and assumed, without independent verification or investigation, the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions, representations and other material obtained by it from public sources or provided to it by, on behalf of or at the request of Management or the Committee, and this Fairness Opinion is conditional upon such completeness, accuracy and fair presentation.

In addition, Deloitte has relied upon the following major assumptions in preparing this Fairness Opinion:

1.                              The financial statements referred to under “Scope of Review” are complete in all material respects and contain all, and reflect only, those revenues, expenses, assets and liabilities of Novamerican.

2.                              With respect to the current financial projections provided to us and relied upon in our analysis, we have assumed, without independent verification or investigation, that they have been prepared on a reasonable basis reflecting current best assumptions, estimates and judgements of Management, having regard to Novamerican’s plans, financial condition and prospects.

3.                              The title to all assets, properties, or business interests purportedly owned by Novamerican is good and marketable and there are no adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests and that the subject assets, properties, or business interests are free and clear of any and all liens, encumbrances and encroachments, other than as disclosed to us.

4.                              There were no material contingent or unrecorded liabilities, environmental liabilities, litigation pending or threatened other than in the ordinary course of business.

Should any of the above assumptions not be accurate or should any of the other information provided to us not be factual or correct, our Fairness Opinion, as expressed herein, could be different.

In completing this Fairness Opinion, Deloitte has made certain assumptions in addition to those noted herein which it considered to be reasonable and appropriate in the circumstances.

Fairness Opinion

Based upon and subject to the foregoing and such other matters Deloitte considered to be relevant, Deloitte is of the opinion that, as at the date hereof, the Consideration for the purchase of all the shares of Novamerican is fair, from a financial point of view, to the shareholders of Novamerican, other than to those shareholders who are party to the lock-up agreement.

Yours truly,
DELOITTE & TOUCHE CORPORATE FINANCE CANADA INC.

APPENDIX D

PLAN OF ARRANGEMENT

NOVAMERICAN STEEL INC.
PLAN OF ARRANGEMENT

Under section 192 of the Canada Business Corporations Act

ARTICLE 1
INTERPRETATION

1.1                       Definitions

Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Acquisitionco” means 632422 N.B. Ltd., a corporation existing under the NBBCA and a wholly-owned indirect subsidiary of Symmetry;

“Amalco 1” means the corporation resulting from the amalgamation of NB Sub and the Company pursuant to the Arrangement;

“Amalco 2” means the corporation resulting from the amalgamation of Amalco 1 and the Amalgamating Subsidiaries pursuant to the Arrangement;

“Amalgamating Subsidiaries” has the meaning ascribed thereto in Section 2.2(q);

“Argo Steel” means Argo Steel Ltd., a corporation existing under the laws of the Province of Québec and a wholly-owned indirect subsidiary of the Company;

“Arrangement” means the arrangement of the Company under the provisions of section 192 of the CBCA on the terms and conditions set forth in the Arrangement Agreement and this Plan of Arrangement and any amendment, variation or supplement thereto made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated June 21st, 2007 between the Company, Symmetry and Acquisitionco, as it may be amended, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution of the Company Shareholders, approving the Arrangement, to be in substantially the form and content of Schedule 1.1B to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be filed with the Director after the Final Order is made in order to give effect to the Arrangement;

“Business Day” means any day, other than a Saturday, Sunday and a statutory holiday, on which banks conducting business in the City of Montreal are generally open for the transaction of banking business;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Chriscott” means Chriscott Logistics Inc., a corporation controlled by Jones Jr.;

“Company” means Novamerican Steel Inc., a corporation existing under the CBCA;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all appendices thereto, prepared in accordance with the Arrangement Agreement, to be sent to the Company Shareholders in connection with the Company Meeting;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve the Arrangement Resolution and other matters contemplated in the Arrangement Agreement;

“Company Shareholders” means Holders of Company Shares;

“Company Shares” means the common shares of the Company;

“Court” means the Superior Court of Québec;

“Depositary” means the depositary to be chosen by Acquisitionco, acting reasonably, to receive the Letters of Transmittal and disburse the Purchase Price Per Share and the Special Dividend;

“Director” means the Director appointed pursuant to the CBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means any Company Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Montreal time) on the Effective Date;

“Encumbrance” means any deed of trust, easement, servitude, transfer restriction under any shareholder or similar agreements, rights of first refusal, any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) self-regulatory organization or stock exchange, including without limitation, NASDAQ and the American Stock Exchange, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holdco Agreement” means the agreement to be entered into between each Qualifying Holdco Shareholder that has elected the Holdco Alternative and Acquisitionco providing for the acquisition of all issued and outstanding shares of the Qualifying Holdco by Acquisitionco;

“Holdco Alternative” means the alternative for the Qualifying Holdco Shareholders to elect to sell their Company Shares indirectly by selling shares of the Qualifying Holdcos in accordance with the terms and conditions of Section 2.12 of the Arrangement Agreement;

“Holdco Shares” means common shares in the capital of a Qualifying Holdco;

“Holders” means, when used with reference to the Company Shares, the holders thereof shown from time to time in the register of holders of Company Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Company Shares;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;

“Jonesco” a company formed or to be formed and controlled Jones Sr. and/or Jones Jr.;

“Jonesco Office” means the top floor of the office building on the LaSalle Property;

“Jones Jr.” means Scott B. Jones, an individual resident in the Province of Québec;

“Jones Sr.” means D. Bryan Jones, an individual resident in the Province of Québec;

“LaSalle Lease Agreement” means the lease agreement between Jonesco, as landlord, and Amalco 2, as tenant, in respect of all of the LaSalle Property other than the Jonesco Office containing the terms and conditions set out in Schedule 1.1E to the Arrangement Agreement;

“LaSalle Property” means the land and building located at 6001 Irwin Street, Montréal (borough of LaSalle), Québec;

“LaSalle Purchased Property” means the LaSalle Property and all moveable property currently located in the Jonesco Office and identified to Amalco 2 in writing, all as more fully described in Schedule 1.1E to the Arrangement Agreement, owned by Nova Steel Ltd prior to the Effective Time and which pursuant to the amalgamation of Amalco 1 and the Amalgamating Subsidiaries will become property of Amalco 2;

“Letter of Transmittal” means the letter of transmittal for use by the Holders of the Company Shares accompanying the Company Circular;

“Logistics Services Agreement” means the transportation and services agreement between Chriscott and Amalco 2 pursuant to the terms and conditions set out in Schedule 1.1D to the Arrangement Agreement;

“NBBCA” means the Business Corporations Act (New Brunswick);

“NB Sub” means 632421 N.B. Ltd., a corporation existing under the NBBCA and a wholly-owned indirect subsidiary of Symmetry;

“NB Sub Articles” means the articles of NB Sub in effect immediately prior to the occurrence or deemed occurrence of the first to occur of the events set out in Section 2.2 of the Plan of Arrangement;

“Nova Tube” means Nova Tube Inc., a corporation existing under the laws of the Province of Québec and a wholly-owned subsidiary of the Company;

“Person” includes (whether or not any of the following is a “person” or has juridical personality under applicable law) any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority, and any group comprised of more than one Person and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representatives;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this plan of arrangement and not to any particular Article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“Purchase Price Per Share” means $56 per Company Share;

“Qualifying Holdco” means a corporation that meets the conditions described in Section 2.12 of the Arrangement Agreement in respect of which the Holdco Alternative has been validly elected;

“Special Dividend” has the meaning ascribed thereto in the Arrangement Agreement;

“Symmetry” means Symmetry Holdings Inc., a corporation existing under the laws of the State of Delaware;

“Tax Act” means the Income Tax Act (Canada);

“U.S. Holdco” means Lone Star Finco Inc., a corporation existing under the laws of the State of Delaware and a wholly-owned indirect subsidiary of Symmetry; and

“U.S. Subsidiary Indebtedness” means amounts owing by U.S. Holdco and its subsidiaries to the Company prior to the Effective Time which pursuant to the amalgamation of NB Sub and the Company become owing to Amalco 1.

1.2                       Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3                       Time Periods

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the payment is to be made or act is to be done and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4                       Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of the United States unless otherwise specified.

1.5                       Time

Unless otherwise indicated, all references to times expressed herein or in any Letter of Transmittal are to local time, Montreal, Québec.

1.6                       Construction

In this Plan of Arrangement:

(a)        unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)        the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)        any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7                       Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

ARTICLE 2
THE ARRANGEMENT

2.1                       Effectiveness

This Plan of Arrangement is made pursuant to, and constitutes an arrangement as referred to in, section 192 of the CBCA.

2.2                       Arrangement

Commencing at the Effective Time, unless otherwise stated, the following transactions shall occur and shall be deemed to occur in the following order without any further authorization, act or formality and each transaction or event being deemed to occur 15 minutes after the occurrence of the transaction or event immediately preceding it:

(a)        NB Sub shall be continued as a corporation under the CBCA at which time:

(i)                          NB Sub shall become a corporation to which the CBCA applies as if NB Sub had been incorporated under the CBCA;

(ii)                      the NB Sub Articles shall be deemed to be the articles of incorporation of NB Sub under the CBCA, except that:

(A)                    all references to the NBBCA and to section numbers in the NBBCA shall be deemed to be references to the CBCA and the corresponding section numbers in the CBCA, respectively; and

(B)                     all references to the “Director” shall be deemed to be references to the “Director” under the CBCA;

(b)        the Company shall pay to the Holders of Company Shares, on each issued and outstanding Company Share (including, for greater certainty, each such share held by Dissenting Shareholders), the Special Dividend (if any);

(c)        each Qualifying Holdco (if any) shall pay to its sole shareholder, on the Holdco Shares held by such shareholder, a dividend in the amount of the dividend (if any) paid by the Company to such Qualifying Holdco pursuant to Section 2.2(b). The payment of each such dividend (if any) shall have been authorized by all necessary corporate action of each such Qualifying Holdco, subject only to the occurrence of the Effective Time of the Plan of Arrangement;

(d)        all property of the Company of any kind whatever (other than the U.S. Subsidiary Indebtedness and shares of the Amalgamating Subsidiaries, Nova Tube, Argo Steel and Integrated Steel Industries Inc.) shall be transferred by the Company without any further act or formality to Nova Steel Ltd. as a contribution of capital;

(e)        simultaneously with the transfer of the Holdco Shares (if any) described in Section 2.2(f), each Company Share issued and outstanding held by a Company Shareholder (other than a Dissenting

Shareholder or a Qualifying Holdco) immediately prior to the Effective Time shall be transferred (free and clear of all Encumbrances), by the Holder thereof without any further act or formality on its part to Acquisitionco in exchange for the Purchase Price Per Share;

(f)         simultaneously with the transfer of the Company Shares described in Section 2.2(e), all of the Holdco Shares outstanding immediately prior to the Effective Time of each Qualifying Holdco (if any) shall be transferred (free and clear of all Encumbrances), by the holders thereof without any further act or formality to Acquisitionco in consideration for an amount equal to the product of the Purchase Price Per Share and the total number of Company Shares beneficially owned by such Qualifying Holdco;

(g)        each Company Share issued and outstanding held by a Dissenting Shareholder shall be transferred (free and clear of all Encumbrances) by the Holder thereof without any further act or formality on its part to Acquisitionco, and, in exchange therefor, Acquisitionco shall be deemed to have issued to such Holder as consideration for Acquisitionco’s acquisition of such Company Shares an obligation to pay to the Holder fair value for such Company Share in accordance with Article 4;

(h)        all of the Holdco Shares of each Qualifying Holdco held by Acquisitionco (if any) and all of the Company Shares held by Acquisitionco shall be transferred without further act or formality by Acquisitionco to NB Sub in repayment of the debt owed by Acquisitionco to NB Sub;

(i)         each Qualifying Holdco (if any) shall be liquidated, and all of its property shall be distributed to NB Sub. The liquidation and distribution of property of each such Qualifying Holdco (if any) shall have been authorized by all necessary corporate action of each such Qualifying Holdco, and all other actions required under the Companies Act (Nova Scotia), subject only to the occurrence of the Effective Time of the Plan of Arrangement;

(j)         the stated capital account maintained by the Company in respect of the Company Shares shall be reduced to C$1.00;

(k)        NB Sub and the Company shall be amalgamated to form Amalco 1 and will continue as one corporation under the CBCA and the following provisions will apply:

(i)                          each issued and outstanding common share of NB Sub shall continue upon the amalgamation as one Amalco 1 common share; and

(ii)                      all Company Shares shall be cancelled without any repayment of capital in respect thereof;

(l)         the common shares of Integrated Steel Industries Inc. and the U.S. Subsidiary Indebtedness held by Amalco 1 shall be transferred by Amalco 1 to U.S. Holdco in repayment of debt owed by Amalco 1 to U.S. Holdco;

(m)      the stated capital account maintained by Nova Tube in respect of its shares shall be reduced to C$1.00 and the stated capital account maintained by Argo Steel in respect of its shares shall be reduced to C$1.00.  The reduction of stated capital of Nova Tube and Argo Steel shall have been authorized by all necessary corporate action of Nova Tube and Argo Steel, as applicable, subject only to the occurrence of the Effective Time of the Plan of Arrangement;

(n)        the stated capital account maintained by each of the Amalgamating Subsidiaries in respect of its shares shall be reduced to C$1.00;

(o)        simultaneously with the transactions described in Section 2.2(p) and Section 2.2(q), Nova Tube shall be liquidated, and all of its property shall be distributed to Amalco 2.  The liquidation and distribution of property of Nova Tube shall have been authorized by all necessary corporate action of Nova Tube, and all other actions required under the Quebec Companies Act, subject only to the occurrence of the Effective Time of the Plan of Arrangement;

(p)        simultaneously with the transactions described in Section 2.2(o) and Section 2.2(q), Argo Steel shall be liquidated, and all of its property shall be distributed to Amalco 2.  The liquidation and distribution of property of Argo Steel shall have been authorized by all necessary corporate action of Argo Steel, and all other actions required under the Quebec Companies Act, subject only to the occurrence of the Effective Time of the Plan of Arrangement;

(q)        simultaneously with the transactions described in Section 2.2(o) and Section 2.2(p), Amalco 1 and each of Nova Steel Ltd., Cresswell Industries Inc., Nova Steel Processing Centre Ltd. and Nova Tube Ontario Inc. (collectively, the “Amalgamating Subsidiaries”) shall be amalgamated to form Amalco 2 and will continue as one corporation under the CBCA and the following provisions will apply:

(i)                          each issued and outstanding common share of Amalco 1 shall continue upon the amalgamation as one common share of Amalco 2; and

(ii)                      all issued and outstanding shares of each of the Amalgamating Subsidiaries shall be cancelled without any repayment of capital in respect thereof;

(r)        the LaSalle Purchased Property shall be transferred by Amalco 2 to Jonesco pursuant to the terms and conditions set out in Schedule 1.1E to the Arrangement Agreement; and

(s)        each of the LaSalle Lease Agreement and the Logistics Services Agreement shall be deemed to be entered into and become effective.

2.3                       Register of Holders

(a)        Upon the transfer (if any) of the Company Shares pursuant to Section 2.2(e), (i) the names of the Holders of the Company Shares so transferred shall be deemed to be removed from the register of holders of Company Shares, and (ii) Acquisitionco shall be deemed to be recorded as the Holder of the Company Shares on the register of holders of Company Shares and shall be deemed to be the legal and beneficial owner thereof.

(b)        Upon the transfer (if any) of Holdco Shares of each Qualifying Holdco pursuant to Section 2.2(f), (i) the names of the holders of the Holdco Shares of such Qualifying Holdco so transferred shall be deemed to be removed from such Qualifying Holdco's register of holders of Holdco Shares, and (ii) Acquisitionco shall be deemed to be recorded as holder of the Holdco Shares on the register of holders of Holdco Shares of such Qualifying Holdco and shall be deemed to be the legal and beneficial owner thereof.

(c)        Upon the transfer of the Company Shares held by Dissenting Shareholders pursuant to Section 2.2(g), (i) the name of each Dissenting Shareholder shall be deemed to be removed from the register of holders of Company Shares and (ii) Acquisitionco shall be deemed to be recorded as the Holder of the applicable Company Shares and shall be deemed to be the legal and beneficial owner thereof.

(d)        Upon the transfer of (if any) the Holdco Shares pursuant to Section 2.2(h), (i) the name of Acquisitionco as the holder of the Holdco Shares so transferred shall be deemed to be removed from the register of holders of Holdco Shares, and (ii) NB Sub shall be deemed to be recorded as holder of the Holdco Shares on the register of holders of Holdco Shares of each Qualifying Holdco and shall be deemed to be the legal and beneficial owner thereof.

(e)        Upon the transfer of the Company Shares pursuant to Section 2.2(h), (i) the name of Acquisitionco as Holder of the Company Shares so transferred shall be deemed to be removed from the register of holders of Company Shares, and (ii) NB Sub shall be deemed to be recorded as the Holder of the Company Shares on the register of holders of Company Shares and shall be deemed to be the legal and beneficial owner thereof.

(f)         Upon the amalgamation of NB Sub and the Company pursuant to Section 2.2(k), the register of holders of common shares of NB Sub shall be deemed to be the register of holders of common shares of Amalco 1.

(g)        Upon the amalgamation of Amalco 1 and the Amalgamating Subsidiaries pursuant to Section 2.2(q), the register of holders of common shares of Amalco 1 shall be deemed to be the register of holders of common shares of Amalco 2.

2.4                       Effect of Continuance

(a)        The effect of the continuance of NB Sub as a corporation under the CBCA provided in Section 2.2 shall be as follows:

(i)                          the property of NB Sub (at the time it was governed by the NBBCA) shall continue to be the property of NB Sub;

(ii)                      NB Sub shall continue to be liable for the obligations of NB Sub (at the time it was governed by the NBBCA);

(iii)                  any existing cause of action, claim or liability to prosecution of NB Sub (at the time it was governed by the NBBCA) shall be unaffected;

(iv)                    any civil, criminal or administrative action or proceeding pending by or against NB Sub (at the time it was governed by the NBBCA) may be continued to be prosecuted by or against NB Sub;

(v)                        any conviction against, or ruling, order or judgment in favour of or against, NB Sub (at the time it was governed by the NBBCA) may be enforced by or against NB Sub; and

(vi)                    a holder of shares of NB Sub shall not, by reason of the continuance, be deprived of any right or privilege that such holder claims under, or be relieved of any liability in respect of, any issued share of NB Sub.

2.5                       Amalgamation Matters

(a)        Upon the amalgamation of NB Sub and the Company pursuant to Section 2.2(k), the following provisions shall apply to Amalco 1:

(i)                          the English form of the name of Amalco 1 will be “Novamerican Steel Inc.” and the French form of the name of Amalco 1 will be “Acier Novamerican Inc.” and the registered office of Amalco 1 shall be located at 1 First Canadian Place, 100 King Street West, Suite 4400, Toronto, ON  M5X 1B1;

(ii)                      the authorized capital of Amalco 1 shall be:

(A)                    an unlimited number of common shares with the rights, privileges, restrictions and conditions described in Exhibit 1 to this Plan of Arrangement; and

(B)                     an unlimited number of preference shares, issuable in series, with the rights, privileges, restrictions and conditions described in Exhibit 2 to this Plan of Arrangement;

(iii)                  the stated capital of the Amalco 1 common shares shall be the amount in the stated capital account in respect of the NB Sub common shares;

(iv)                    there shall be no restrictions on the business that Amalco 1 is authorized to carry on or the powers that Amalco 1 may exercise;

(v)                        the board of directors of Amalco 1 shall, until otherwise changed in accordance with the CBCA, consist of a minimum of one and a maximum of 10 directors.  The number of directors of Amalco 1 shall initially be three.  The first directors of Amalco 1 shall be the persons whose name and jurisdiction of residence appear below:

Name	Residence
Corrado De Gasperis	New York, U.S.A.
Karen G. Narwold	Delaware, U.S.A.
Lawrence Cannon	Québec, Canada

and such directors shall hold office until the next annual meeting of shareholders of Amalco 1 or until their successors are elected or appointed;

(vi)                    all authorizations previously given by the shareholders and board of directors of NB Sub and the Company and their predecessors will be deemed to be authorizations given by the shareholders and board of directors of Amalco 1;

(vii)                the first officers of Amalco 1 shall be the officers of NB Sub immediately prior to the Effective Time;

(viii)            the auditors of Amalco 1 shall be the auditors of the Company immediately prior to the Effective Time;

(ix)                    the by-laws of Amalco 1, until repealed, amended or altered, shall be the by-laws of NB Sub in effect immediately prior to the Effective Time.  A copy of the by-laws of Amalco 1 will be available for inspection at the registered office of Amalco 1; and

(x)                        the year end of Amalco 1 shall be the year end of NB Sub.

(b)        The effect of the amalgamation of NB Sub and the Company referred to in Section 2.2(k) shall be as follows:

(i)                          the property of each of NB Sub and the Company continues to be the property of Amalco 1;

(ii)                      Amalco 1 continues to be liable for the obligations of each of NB Sub and the Company;

(iii)                  any existing cause of action, claim or liabilities to prosecution of NB Sub or the Company is unaffected;

(iv)                    any civil, criminal or administrative action or proceeding pending by or against either of NB Sub and the Company may be continued to be prosecuted by or against Amalco 1; and

(v)                        a conviction against, or ruling, order or judgment in favour of or against, either of NB Sub or the Company may be enforced by or against Amalco 1.

(c)        Upon the amalgamation of Amalco 1 and each of the Amalgamating Subsidiaries pursuant to Section 2.2(q), the following provisions shall apply to Amalco 2:

(i)                          the English form of the name of Amalco 2 will be “Novamerican Steel Inc.” and the French form of the name of Amalco 2 will be “Acier Novamerican Inc.” and the registered office of

Amalco 2 shall be located at 1 First Canadian Place, 100 King Street West, Suite 4400, Toronto, ON  M5X 1B1;

(ii)                      the authorized capital of Amalco 2 shall be:

(A)                    an unlimited number of common shares with the rights, privileges, restrictions and conditions described in Exhibit 1 to this Plan of Arrangement; and

(B)                     an unlimited number of preference shares, issuable in series, with the rights, privileges, restrictions and conditions described in Exhibit 2 to this Plan of Arrangement;

(iii)                  the stated capital of the Amalco 2 common shares shall be the amount in the stated capital account in respect of the Amalco 1 common shares;

(iv)                    there shall be no restrictions on the business that Amalco 2 is authorized to carry on or the powers that Amalco 2 may exercise;

(v)                        the board of directors of Amalco 2 shall, until otherwise changed in accordance with the CBCA, consist of a minimum of one and a maximum of 10 directors.  The number of directors of Amalco 2 shall initially be three.  The first directors of Amalco 2 shall be the persons whose name and jurisdiction of residence appear below:

Name	Residence
Corrado De Gasperis	New York, U.S.A.
Karen G. Narwold	Delaware, U.S.A.
Lawrence Cannon	Québec, Canada

and such directors shall hold office until the next annual meeting of shareholders of Amalco 2 or until their successors are elected or appointed;

(vi)                    all authorizations previously given by the shareholders and board of directors of Amalco 1 and the Amalgamating Subsidiaries and their predecessors will be deemed to be authorizations given by the shareholders and board of directors of Amalco 2;

(vii)                the first officers of Amalco 2 shall be the officers of Amalco 1 immediately prior to the amalgamation of Amalco 1 and the Amalgamating Subsidiaries;

(viii)            the auditors of Amalco 2 shall be the auditors of Amalco 1 immediately prior to the amalgamation of Amalco 1 and the Amalgamating Subsidiaries;

(ix)                    the by-laws of Amalco 2, until repealed, amended or altered, shall be the by-laws of Amalco 1 in effect immediately prior to the amalgamation of Amalco 1 and the Amalgamating Subsidiaries.  A copy of the by-laws of Amalco 2 will be available for inspection at the registered office of Amalco 2; and

(x)                        the year end of Amalco 2 shall be the year end of Amalco 1.

(d)        The effect of the amalgamation of Amalco 1 and the Amalgamating Subsidiaries referred to in Section 2.2(q) shall as follows:

(i)                          the property of each of Amalco 1 and the Amalgamating Subsidiaries continues to be the property of Amalco 2;

(ii)                      Amalco 2 continues to be liable for the obligations of each of Amalco 1 and the Amalgamating Subsidiaries;

(iii)                  any existing cause of action, claim or liabilities to prosecution of Amalco 1 or the Amalgamating Subsidiaries is unaffected;

(iv)                    any civil, criminal or administrative action or proceeding pending by or against either of Amalco 1 and the Amalgamating Subsidiaries may be continued to be prosecuted by or against Amalco 2; and

(v)                        a conviction against, or ruling, order or judgment in favour of or against, either of Amalco 1 or the Amalgamating Subsidiaries may be enforced by or against Amalco 2.

ARTICLE 3
PAYMENT

3.1                       Delivery of Payment

(a)        On or before the Effective Date, (i) the Company shall deposit an amount sufficient to pay the Special Dividend, if any, (ii) Acquisitionco shall deposit or cause to be deposited an amount sufficient to pay the Purchase Price Per Share payable to all Company Shareholders (other than Dissenting Shareholders and Qualifying Holdcos) and the Purchase Price Per Share payable to the shareholders of the Qualifying Holdcos (if any).  All amounts shall be deposited in cash in immediately available funds with the Depositary, for the benefit of each Company Shareholder (other than Dissenting Shareholders in respect of the Purchase Price Per Share) and each Qualifying Holdco Shareholder (if any).  Amounts described in (i) shall be used to satisfy amounts payable pursuant to Section 2.2(b), and amounts described in (ii) shall be used to satisfy amounts payable pursuant to Sections 2.2(e) and 2.2(f).  The deposit of such amounts with the Depositary shall, upon the occurrence of the Special Dividend and the purchase of the Company Shares and the Holdco Shares, constitute full payment of such amounts by the Company or Acquisitionco, as the case may be.

(b)        Upon the occurrence of any dividends described by Section 2.2(c), amounts held by the Depositary in respect of dividends paid to the Qualifying Holdcos pursuant to Section 2.2(b) shall be deemed to be paid to the shareholders of the Qualifying Holdcos by the Qualifying Holdcos and such amounts shall be held by the Depositary on behalf of such shareholders.

(c)        The Depositary shall pay the amounts received from the Company in respect of the Special Dividend (if any) to the Company Shareholders (other than Dissenting Shareholders and any Qualifying Holdcos) and to any shareholders of Qualifying Holdcos by way of a cheque issued by the Depositary (or other form of immediately available funds), less any amounts withheld pursuant to Section 3.5.

(d)        Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Company Shares or Holdco Shares, as applicable, together with a duly completed and executed Letter of Transmittal and such other documents as Acquisitionco or the Depositary may reasonably require, the holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder the aggregate Purchase Price Per Share that such holder has the right to receive pursuant to Section 3.1(a) by way of a cheque issued by the Depositary (or other form of immediately available funds), less any amounts withheld pursuant to Section 3.5.

(e)        In the event of a transfer of ownership of Company Shares or Holdco Shares that is not registered in the transfer records of the Company or the applicable Qualifying Holdco, a cheque representing the proper amount of the aggregate Purchase Price Per Share that such holder has the right to receive pursuant to Section 3.1(a) may be delivered to the transferee if the certificate(s) representing such Company Shares or Holdco Shares is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer.

(f)         Until surrendered as contemplated by this Section 3.1, each certificate representing Company Shares (other than Company Shares held by Dissenting Shareholders and any Qualifying Holdcos) or Holdco Shares, as applicable, shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment in the proper amount as contemplated by this Section 3.1, less any amounts withheld pursuant to Section 3.5.

(g)        The cash deposited by Acquisitionco and the Company with the Depositary with respect to the Purchase Price Per Share and the Special Dividend shall be held in an interest bearing account, and any interest upon such funds shall be solely for the account of Acquisitionco.

3.2                       Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time, with a record date after the Effective Date, with respect to Company Shares, shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 2.2, and no cash payment of the Purchase Price Per Share shall be paid to any such Holder, unless and until the Holder of such certificate shall surrender such certificate in accordance with Section 3.1.  Subject to applicable laws, at the time of such surrender of any such certificate, there shall be paid to the Holder of the certificates representing Company Shares, without interest, the amount of cash to which such Holder is entitled pursuant to Section 3.1 in respect of the Purchase Price Per Share.

3.3                       Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares or Holdco Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate a cheque (or other form of immediately available funds) for the proper amount of cash, deliverable in accordance with such holder’s Letter of Transmittal and this Plan of Arrangement.  When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom any Purchase Price Per Share is to be delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Acquisitionco and the Depositary, as applicable, in such sum as Acquisitionco and the Depositary, as applicable, may direct or otherwise indemnify Acquisitionco and the Depositary, as applicable, in a manner satisfactory to Acquisitionco and the Depositary, as applicable, against any claim that may be made against Acquisitionco or the Depositary, as applicable, with respect to the certificate alleged to have been lost, stolen or destroyed.

3.4                       Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Company Shares or Holdco Shares that were not deposited, with all other instruments required by Section 3.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature for the receipt of cash pursuant to Sections 2.2 and 3.1. On such date, the cash to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to the Company, together with all entitlements to dividends, distributions and interest thereon held for such former holder. The Company shall not be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.5                       Withholding Rights

The Company, Acquisitionco or the Depositary, as applicable, shall be entitled to deduct and withhold from any amounts payable to any Holder of Company Shares or holder of Qualifying Holdco shares pursuant to Sections 2.2 and 3.1, such amounts as any of them determines is required or permitted to be deducted and withheld under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax laws. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

3.6                       Termination of Depositary

Any funds held by the Depositary that remain undistributed to former Company Shareholders or shareholders of Qualifying Holdcos nine (9) months after the Effective Date will be delivered to Acquisitionco, upon demand for those funds, and Company Shareholders or shareholders of Qualifying Holdcos who have not previously complied with Section 3.1 will then look only to Acquisitionco for payment of any claim to cash.

ARTICLE 4
DISSENT RIGHTS

4.1                       Dissent Rights

(a)        Holders of Company Shares may exercise rights of dissent in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA as modified by this Section 4.1 and the Interim Order or the Final Order (the “Dissent Rights”), provided that, notwithstanding section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in section 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Montreal time) on the second Business Day preceding the date of the Company Meeting.

(b)        Each Company Share held by a Dissenting Shareholder shall be transferred to Acquisitionco as provided in Section 2.2(g) and the only right of such  Dissenting Shareholder, as such, after the Effective Time shall be to be paid the fair value of such Common Share by Acquisitionco.

(c)        Company Shareholders who exercise, or purport to exercise, Dissent Rights, and who withdraw their dissent to the Arrangement or who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Company Shareholder as at and from the Effective Time.

4.2                       Holders

In no circumstances shall the Company or any other Person be required to recognize a Person exercising Dissent Rights, unless such Person is a Holder of those Company Shares in respect of which such rights are sought to be exercised.

4.3                       Recognition of Dissenting Shareholders

Neither the Company nor any other Person shall be required to recognize a Dissenting Shareholder as a Holder or beneficial owner of Company Shares at or after the Effective Time and, from and after the Effective Time, the names of such Dissenting Shareholders shall be deleted from the register of Holders maintained by or on behalf of the Company.

4.4                       Dissent Right Availability

A Holder is not entitled to exercise Dissent Rights with respect to Company Shares if such Holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, or her or its proxyholder to vote) in favour of the Arrangement Resolution.

ARTICLE 5
AMENDMENTS

5.1                       Amendments

(a)        The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court, (iii) agreed to in writing by Acquisitionco and the Company, and (iv) communicated to Company Shareholders if and as required by the Court.

(b)        Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Company Meeting (provided that Acquisitionco and the Company shall have consented in writing thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)        Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and Acquisitionco, and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)        Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco 2, provided that it concerns a matter which, in the reasonable opinion of Amalco 2, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Holder.

ARTICLE 6
FURTHER ASSURANCES

6.1                       Further Assurances

Notwithstanding that the transactions and the events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

EXHIBIT 1

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

COMMON SHARES

1.                              Dividends

1.1        Subject to the prior rights of the holders of the preference shares and any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Corporation may from time to time determine, and all dividends which the board of directors of the Corporation may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2.                              Dissolution

2.1        In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of the preference shares and any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

3.                              Voting Rights

3.1        The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

EXHIBIT 2

The rights, privileges, restrictions and conditions attaching to the preference shares are as follows:

PREFERENCE SHARES

1.                              Directors’ Authority to Issue in One or More Series

1.1        The board of directors of the Corporation may issue the preference shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the board of directors of the Corporation may fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any), and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Director (as defined in the Canada Business Corporations Act) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

2.                              Ranking of Preference Shares

2.1        No rights, privileges, restrictions or conditions attached to a series of preference shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of preference shares then outstanding. The preference shares shall be entitled to priority over the common shares of the Corporation and over any other shares of the Corporation ranking junior to the preference shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of preference shares are not paid in full, the preference shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the preference shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The preference shares of any series may also be given such other preferences, not inconsistent with sections to hereof, over the common shares and over any other shares ranking junior to the preference shares as may be determined in the case of such series of preference shares.

3.                              Voting Rights

3.1        Except as hereinafter referred to or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of preference shares, the holders of the preference shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

4.                              Approval of Holders of Preference Shares

4.1        The rights, privileges, restrictions and conditions attaching to the preference shares as a class may be added to, changed or removed but only with the approval of the holders of the preference shares given as hereinafter specified.

4.2        The approval of the holders of preference shares to add to, change or remove any right, privilege, restriction or condition attaching to the preference shares as a class or to any other matter requiring the consent of the holders of the preference shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of preference shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the Canada Business Corporations Act (as from time to time amended, varied or replaced) and prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at a meeting of holders of preference shares as a class, each holder entitled to vote thereat shall have one vote in respect of each preference share held by him.

APPENDIX E

INTERIM ORDER

SUPERIOR COURT

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL
(Commercial Division)

No: 500-11-031518-075

DATE: October 1st, 2007

IN THE PRESENCE OF THE HONOURABLE ROBERT MONGEON

NOVAMERICAN STEEL INC.,

Applicant

And

632422 N.B. LTD.,

And

THE DIRECTOR IN CHARGE OF THE CBCA,

Mis en cause

JUDGMENT

[1]       CONSIDERING the application of Novamerican Steel Inc. (“Novamerican”) for interim and final orders with respect to an arrangement (Sections 192 and 248 of the CBCA);

[2]       CONSIDERING the affidavit of Lawrence P. Cannon, dated September 28, 2007, and the exhibits produced in support of Novamerican’s application;

[4]       CONSIDERING that the requirements set forth by the Director in charge of the CBCA (“Director”) in the Policy statement 15.1 of the Director concerning arrangements under Section 192 of the CBCA has been complied with and that the Director has concluded that he did not need to appear or be heard on the application;

THE COURT MAKES THE FOLLOWING INTERIM ORDER:

GRANTS the present application for interim order (the “Interim Order”);

DISPENSES Novamerican from serving the present application for Interim Order, except to the Director in charge of the Canada Business Corporations Act, R.S.C., 1985, c. C-44 (the “CBCA”);

ORDERS provisional execution of the Interim Order notwithstanding appeal and without the necessity of furnishing any security;

As to the Special Meeting

AUTHORIZES AND DIRECTS Novamerican to call, hold and conduct a special meeting of the holders of common shares in the capital of Novamerican (the “Shareholders”) such meeting (the “Special Meeting”) to be called, held and conducted in accordance with the provisions of the CBCA, the articles and by-laws of Novamerican and the Interim Order sought for the purpose of considering and, if deemed advisable, passing a special resolution (the “Arrangement Resolution”) to approve a plan of arrangement (the “Plan of Arrangement”) being Appendix D to the management proxy circular (the “Circular”) (Exhibit R-1), and to transact such other business as may properly come before the Special Meeting; and ORDERS that to the extent there is any inconsistency between the terms of the Interim Order and the terms of the by-laws and articles of Novamerican or the CBCA, the Interim Order shall prevail;

AUTHORIZES Novamerican to make such amendments, revisions or supplements to the Circular (including to the Arrangement Resolution, the Plan of Arrangement and the other appendices) as it may determine until such time as the notice of the Special Meeting (the “Notice of Meeting”) is given, without any additional notice to the Shareholders and DECLARES that the Arrangement Resolution and the Plan of Arrangement, as amended, revised or supplemented, shall be the one submitted at the Special Meeting;

AUTHORIZES Novamerican to hold the Special Meeting on or after October 31, 2007;

ORDERS that the only persons entitled to attend, be heard or vote at the Special Meeting shall be the Shareholders as at the close of business on October 2, 2007, their proxy holders, the directors of Novamerican and the representatives of 632422 N.B. Ltd. and Symmetry Holdings Inc., provided however that such other persons having the permission of the Chair of the Special Meeting shall also be entitled to attend and be heard at the Special Meeting;

AUTHORIZES Novamerican to adjourn or postpone the Special Meeting on one or more occasions (whether or not a quorum is present) without the necessity of first convening the Special Meeting or first obtaining any vote of the Shareholders in respect of the adjournment or postponement;

ORDERS that notice of any adjournment or postponement shall be given by press release, newspaper advertisement or by mail, as determined to be the most appropriate method of communication by Novamerican;

As to the Notice of Meeting

ORDERS that Novamerican send the Notice of Meeting in accordance with the provisions of its by-laws, by mailing the same by prepaid ordinary post to the address of each Shareholder as recorded on the books of Novamerican as of the close of business on October 2, 2007, provided that Novamerican shall complete the mailing of such Notice of Meeting no less than twenty-one days before the Special Meeting;

ORDERS that Novamerican send by mail to the Shareholders a copy of the documents filed herewith as Exhibits R-1 and R-2 in substantially the form filed, being the proxy form and the Circular, the latter including, inter alia, a copy of the Arrangement Resolution, of the Plan of Arrangement and of the Interim Order to be rendered herein, being respectively Appendices A, D and E to the Circular, all with such changes as may be deemed necessary or advisable by Novamerican to, amongst others, respond to the requirements of any regulatory authority having jurisdiction over Novamerican (collectively referred to as the “Proxy Material”);

DECLARES that the Proxy Material shall be deemed, for the purposes of the Interim Order, the Special Meeting and/or the final order (the “Final Order”) to have been received by and/or served on the Shareholders three days after delivery thereof to the post office;

DECLARES that the failure or omission to give notice of the Special Meeting (provided it does not, to the knowledge of Novamerican, result in a material number of Shareholders not receiving the Notice of Meeing) as a result of mistake or events beyond the reasonable control of Novamerican or the non-receipt of such notice shall not invalidate any resolutions passed or proceedings taken at the Special Meeting and shall not constitute a breach of the Interim Order or defect in the calling of the Special Meeting, provided that if any such failure or omission is brought to the attention of Novamerican, Novamerican shall use reasonable efforts to rectify such failure or omission by the method and in the time it determines to be most practicable in the circumstances;

As to voting at the Special Meeting

DECLARES that the Shareholders may authorize the transactions contemplated in the Plan of Arrangement by the Arrangement Resolution passed at the Special Meeting by at least 66 2/3% of the votes cast by the Shareholders, present or represented by proxy and entitled to vote at the Special Meeting;

ORDERS that in respect of the vote on the Arrangement Resolution or any matter determined by the Chair of the Special Meeting to be related to the Arrangement, each Shareholder shall be entitled to cast one vote in respect of each such Share;

ORDERS that for the purposes of the vote on the Arrangement Resolution, or any other vote taken at the Special Meeting, any spoiled ballots, illegible ballots and defective ballots shall be deemed not to be votes cast by the Shareholders and further ORDER that proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution;

ORDERS that Novamerican is authorized to use proxies at the Special Meeting, substantially in the form accompanying the Circular, except that Novamerican shall be entitled to insert dates and other relevant information in the final form of proxy; that Novamerican is authorized, at its expense, to solicit proxies on behalf of the management of Novamerican, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine; and that Novamerican may waive, in its discretion, the time limits for the deposit of proxies by the Shareholders if Novamerican considers it advisable to do so;

ORDERS that at any reconvening of the Special Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Special Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Special Meeting;

As to Dissent Rights

ORDERS that:

(a)        Registered Shareholders shall be entitled to dissent from the Arrangement Resolution approving the Plan of Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order or the Final Order and the Plan of Arrangement;

(b)        a Registered Shareholder who wishes to dissent (“Dissenting Shareholder”) shall provide a written objection to the Arrangement Resolution to Novamerican at 6001 Irwin Street, LaSalle, Quebec,

H8N 1A1, attn. Lawrence P. Cannon, facsimile number (514) 368-3635, prior to 5 o’clock p.m. (Montreal time) on October 26, 2007 (or 5 o’clock p.m. (Montreal time) on the date that is two business days immediately preceding the Special Meeting);

(c)        any Dissenting Shareholder shall be entitled, in the event that the Plan of Arrangement becomes effective, to be paid by 632422 N.B. Ltd. the fair value of its Shares held by such Dissenting Shareholder;

As to any additional Interim Order

AUTHORIZES Novamerican to petition this Honorable Court and, if and when necessary, to seek any additional Interim Order;

As to the Final Order

AUTHORIZES Novamerican to present the present application for the Final Order before this Honorable Court on or after November 1, 2007, or at any other date following notification by news release to the Shareholders of the date of presentation of the present application for a Final Order before this Honorable Court, at least two (2) days before such date, without further notice;

DECLARES that compliance with the terms of the Interim Order shall constitute good and sufficient service of the application for Final Order by Novamerican to all of the Shareholders and to any other person and that no other form of service need be made and no other material need be sent or served on such persons in respect of these proceedings, whether they reside within Quebec or in another jurisdiction;

DECLARES that Novamerican is entitled to make proof of service by way of an affidavit of one of its officers to the effect that the Proxy Material was sent in accordance with the Interim Order;

ORDERS that the only persons entitled to appear and to be heard at the hearing on the application for Final Order shall be Novamerican and the Mis en cause, and any person that:

(i)                          files an appearance with the Clerk of the Superior Court of Quebec, 1 Notre-Dame Street East, Montreal, Quebec, H2Y 1B6, Commercial Division, judicial District of Montreal and serves same on Novamerican’s counsel, Stikeman Elliott (c/o: Jean Fontaine, 1155 Rene-Levesque Blvd. W., 40th floor, Montreal, Quebec, H3B 3V2), no later than seven (7) business days before the date of the Special Meeting;

(ii)                      if such appearance is with the view to contest the application for Final Order or to make representations in relation thereto, files a written contestation or written representations, as the case may be, supported, as to the facts, by affidavit(s) and exhibit(s), if any, with the aforementioned Clerk of the Superior Court of Quebec, 1 Notre-Dame Street East, Montreal, Quebec, H2Y 1B6, Commercial Division, judicial District of Montreal, and serves same on Novamerican’s counsel, Stikeman Elliott (c/o: Jean Fontaine, 1155 Rene-Levesque Blvd. W., 40th floor, Montreal, Quebec, H3B 3V2), no later than three (3) days before the Special Meeting, failing which no contestation of the application for Final Order shall be permitted;

DECLARES that the Shareholders (and any transferee after the record date of October 2, 2007) and all other persons notified in accordance with the Interim Order will be duly called parties to the application for Final Order and will be bound by the orders and findings of this Court in connection with the Final Order;

ORDERS that Novamerican shall present the application for Final Order with a certified copy of the Arrangement Resolution duly passed;

THE WHOLE without costs.

ROBERT MONGEON, S.C.J.
Louise Laforce g.a.
COPIE CONFORME

APPENDIX F
APPLICATION FOR INTERIM AND FINAL ORDER

CANADA

PROVINCE OF QUÉBEC DISTRICT OF MONTRÉAL	SUPERIOR COURT Commercial Division
No.: 500-11-031518-075	In the matter of a proposed arrangement by Novamerican Steel Inc. under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”):
NOVAMERICAN STEEL INC., a legal person duly constituted under the CBCA, having its registered and head office at 6001 Irwin Street, LaSalle, Québec, H8N 1A1
Applicant
and
632422 N.B. LTD., a legal person duly constituted, having its registered office at 44 Chipman Hill, Suite 1000, Saint John, N.B., E2L 4S6
and
THE DIRECTOR IN CHARGE OF THE CBCA, having his head office at Complexe Jean-Edmonds South, 9th Floor, 365 Laurier Avenue West, Ottawa, Ontario, K1A 0C8
Mis en cause

APPLICATION FOR INTERIM AND FINAL ORDERS WITH RESPECT TO AN ARRANGEMENT (Sections 192 and 248 of the CBCA)

TO ONE OF THE JUDGES OF THE SUPERIOR COURT OF THE PROVINCE OF QUÉBEC, DISTRICT OF MONTRÉAL, THE APPLICANT RESPECTFULLY SUBMITS AS FOLLOWS:

I.                                OVERVIEW OF APPLICATION

1.               Novamerican Steel Inc. (“Novamerican”) is a legal person duly constituted under the CBCA;

2.               Novamerican proposes to carry out a plan of arrangement (the “Plan of Arrangement”) under Section 192 of the CBCA, involving Novamerican, 632422 N.B. Ltd. (“Acquisitionco”), an indirect wholly-owned subsidiary of Symmetry Holdings Inc. (“Symmetry”), and Symmetry, as a result of which, among other things, Acquisitionco will acquire all the outstanding common shares (“Shares”) in the capital of Novamerican for US $ 56.00 in cash per Share;

3.               Novamerican makes an application to this Court for:

(a)                        an interim order (the “Interim Order”) for advice and directions pursuant to subsections 192(3) and 192(4) of the CBCA, including the notice to be provided to the holders (the “Shareholders”) of Shares, the entitlement and manner in which Novamerican shall call, hold and conduct a special meeting (the “Special Meeting”) of its Shareholders for the purpose of considering and, if deemed advisable, passing a special resolution (the “Arrangement Resolution”) to approve the Plan of Arrangement, the holding of the vote and the entitlement and manner in which the Shareholders may dissent;

(b)                       a final order (the “Final Order”) under Section 192(4) of the CBCA approving the Plan of Arrangement;

4.          Novamerican files the following draft documents:

(a)                        a notice of special meeting and management proxy circular with its appendices (the “Circular”), a copy of which is attached herewith as Exhibit R-1, including:

•        the notice of the Special Meeting (the “Notice of Meeting”);

•        the Arrangement Resolution (Appendix A to the Circular);

•        the Plan of Arrangement (Appendix D to the Circular);

•        the Fairness Opinion (Appendix C to the Circular) of Deloitte & Touche Corporate Finance Canada Inc. (“Deloitte”); and

•        a draft Interim Order (the Interim Order to become Appendix E to the Circular);

(b)                       a form of proxy, a copy of which is attached hereto, as Exhibit R-2 (Exhibits R-1 and R-2 are referred to hereinafter as the “Proxy Material”);

5.          For purposes of this application, all capitalized terms used, and not otherwise defined herein, shall have the same meaning as set out in the Circular;

II.                           NOVAMERICAN

6.               Novamerican was incorporated in 1997 under the CBCA and has head offices situated in Montréal, Québec;

7.               Novamerican has twenty-two (22) operating locations in Canada and the United States;

8.               Novamerican processes and distributes carbon steel, stainless steel and aluminum products and operates as an intermediary between metal producers and manufacturers that require processed metal; it also produces roll steal sections and manufactures heavy equipment parts and accessories;

III.                      OTHER PARTIES INVOLVED

9.               Acquisitionco was incorporated under the laws of the Province of New Brunswick on June 13, 2007, is a wholly-owned indirect subsidiary of Symmetry, has no assets and was organized solely for the purpose of entering into the Arrangement Agreement and consummating the Arrangement;

10.             Symmetry is a corporation existing under the laws of Delaware and is a development stage company formed for the specific purpose of acquiring businesses that are in the basic industries sector;

IV.                        THE PLAN OF ARRANGEMENT

11.             The Arrangement consists of a series of transactions as a result of which, among other things, Symmetry, through its indirect wholly-owned subsidiary, Acquisitionco, will acquire all of the Shares of Novamerican for US $ 56.00 in cash per Share;

12.             At the closing of the Arrangement, Novamerican may also pay to the Shareholders, on a pro rata basis, a special dividend if certain cash and inventory conditions are satisfied as described in the Circular;

13.             Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the order and at the times set out in Section 2.2 of the Plan of Arrangement:

“(a)                 NB Sub shall be continued as a corporation under the CBCA at which time:

(i)                           NB Sub shall become a corporation to which the CBCA applies as if NB Sub had been incorporated under the CBCA;

(ii)                        the NB Sub Articles shall be deemed to be the articles of incorporation of NB Sub under the CBCA, except that:

(A)                     all references to the NBBCA and to section numbers in the NBBCA shall be deemed to be references to the CBCA and the corresponding section numbers in the CBCA, respectively; and

(B)                      all references to the “Director” shall be deemed to be references to the “Director” under the CBCA;

(b)                       the Company shall pay to the Holders of Company Shares, on each issued and outstanding Company Share (including, for greater certainty, each such share held by Dissenting Shareholders), the Special Dividend (if any);

(c)                        each Qualifying Holdco (if any) shall pay to its sole shareholder, on the Holdco Shares held by such shareholder, a dividend in the amount of the dividend (if any) paid by the Company to such Qualifying Holdco pursuant to Section 2.2(b). The payment of each such dividend (if any) shall have been authorized by all necessary corporate action of each such Qualifying Holdco, subject only to the occurrence of the Effective Time of the Plan of Arrangement;

(d)                       all property of the Company of any kind whatever (other than the U.S. Subsidiary Indebtedness and shares of the Amalgamating Subsidiaries, Nova Tube, Argo Steel and Integrated Steel Industries Inc.) shall be transferred by the Company without any further act or formality to Nova Steel Ltd. as a contribution of capital;

(e)                        simultaneously with the transfer of the Holdco Shares (if any) described in Section 2.2(f), each Company Share issued and outstanding held by a Company Shareholder (other than a Dissenting Shareholder or a Qualifying Holdco) immediately prior to the Effective Time shall be transferred (free and clear of all Encumbrances), by the Holder thereof without any further act or formality on its part to Acquisitionco in exchange for the Purchase Price Per Share;

(f)                          simultaneously with the transfer of the Company Shares described in Section 2.2(e), all of the Holdco Shares outstanding immediately prior to the Effective Time of each Qualifying Holdco (if any) shall be transferred (free and clear of all Encumbrances), by the holders thereof without any further act or formality to Acquisitionco in consideration for an amount equal to the product of the Purchase Price Per Share and the total number of Company Shares beneficially owned by such Qualifying Holdco;

(g)                        each Company Share issued and outstanding held by a Dissenting Shareholder shall be transferred (free and clear of all Encumbrances) by the Holder thereof without any further act or formality on its part to Acquisitionco, and, in exchange therefor, Acquisitionco shall be deemed to have issued to such Holder as consideration for Acquisitionco’s acquisition of such Company Shares an obligation to pay to the Holder fair value for such Company Share in accordance with Article 4;

(h)                       all of the Holdco Shares of each Qualifying Holdco held by Acquisitionco (if any) and all of the Company Shares held by Acquisitionco shall be transferred without further act or formality by Acquisitionco to NB Sub in repayment of the debt owed by Acquisitionco to NB Sub;

(i)                           each Qualifying Holdco (if any) shall be liquidated, and all of its property shall be distributed to NB Sub. The liquidation and distribution of property of each such Qualifying Holdco (if any) shall have been authorized by all necessary corporate action of each such Qualifying Holdco, and all other actions required under the Companies Act (Nova Scotia), subject only to the occurrence of the Effective Time of the Plan of Arrangement;

(j)                           the stated capital account maintained by the Company in respect of the Company Shares shall be reduced to C$1.00;

(k)                       NB Sub and the Company shall be amalgamated to form Amalco 1 and will continue as one corporation under the CBCA and the following provisions will apply:

(i)                           each issued and outstanding common share of NB Sub shall continue upon the amalgamation as one Amalco 1 common share; and

(ii)                        all Company Shares shall be cancelled without any repayment of capital in respect thereof;

(l)                           the common shares of Integrated Steel Industries Inc. and the U.S. Subsidiary Indebtedness held by Amalco 1 shall be transferred by Amalco 1 to U.S. Holdco in repayment of debt owed by Amalco 1 to U.S. Holdco;

(m)                   the stated capital account maintained by Nova Tube in respect of its shares shall be reduced to C$1.00 and the stated capital account maintained by Argo Steel in respect of its shares shall be reduced to C$1.00. The reduction of stated capital of Nova Tube and Argo Steel shall have been authorized by all necessary corporate action of Nova Tube and Argo Steel, as applicable, subject only to the occurrence of the Effective Time of the Plan of Arrangement;

(n)                       the stated capital account maintained by each of the Amalgamating Subsidiaries in respect of its shares shall be reduced to C$1.00;

(o)                       simultaneously with the transactions described in Section 2.2(p) and Section 2.2(q), Nova Tube shall be liquidated, and all of its property shall be distributed to Amalco 2. The liquidation and distribution of property of Nova Tube shall have been authorized by all necessary corporate action of Nova Tube, and all other actions required under the Quebec Companies Act, subject only to the occurrence of the Effective Time of the Plan of Arrangement;

(p)                       simultaneously with the transactions described in Section 2.2(o) and Section 2.2(q), Argo Steel shall be liquidated, and all of its property shall be distributed to Amalco 2. The liquidation and distribution of property of Argo Steel shall have been authorized by all necessary corporate action of Argo Steel, and all other actions required under the Quebec Companies Act, subject only to the occurrence of the Effective Time of the Plan of Arrangement;

(q)                       simultaneously with the transactions described in Section 2.2(o) and Section 2.2(p), Amalco 1 and each of Nova Steel Ltd., Cresswell Industries Inc., Nova Steel Processing Centre Ltd. and Nova Tube Ontario Inc. (collectively, the “Amalgamating Subsidiaries”) shall be amalgamated to form Amalco 2 and will continue as one corporation under the CBCA and the following provisions will apply:

(i)                           each issued and outstanding common share of Amalco 1 shall continue upon the amalgamation as one common share of Amalco 2; and

(ii)                        all issued and outstanding shares of each of the Amalgamating Subsidiaries shall be cancelled without any repayment of capital in respect thereof;

(r)                          the LaSalle Purchased Property shall be transferred by Amalco 2 to Jonesco pursuant to the terms and conditions set out in Schedule 1.1E to the Arrangement Agreement; and

(s)                         each of the LaSalle Lease Agreement and the Logistics Services Agreement shall be deemed to be entered into and become effective.”

14.             As a result of the completion of the transactions described above, Shareholders will no longer have an ownership interest in Novamerican;

15.             The implementation of the Arrangement is subject to the satisfaction of a number of conditions described in the Circular, including that at Symmetry’s meeting called for this purpose, (i) a majority of the shares of common stock of Symmetry voted by the public stockholders thereof are voted in favour of the acquisition of Novamerican by Symmetry and (ii) public stockholders owning no more than 29,99999 % of the shares of Symmetry issued under its initial public offering both vote against approval of the acquisition of Novamerican by Symmetry and properly exercise their conversion rights attaching to Symmetry’s shares;

16.             If approved by the Shareholders and this Court upon Final Order, the Plan of Arrangement will be implemented on or after the Effective Date;

V.                             DISSENT RIGHTS

17.             It is proposed that :

(a)                        Registered Shareholders may exercise Dissent Rights pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order or the Final Order and the Plan of Arrangement;

(b)                       a Registered Shareholder who wishes to dissent (“Dissenting Shareholder”) shall provide a written objection to the Arrangement Resolution to Novamerican at 6001 Irwin Street, LaSalle, Québec, H8N 1A1, attn. Lawrence P. Cannon, facsimile number (514) 368-3635, prior to 5 o’clock p.m. (Montréal time) on October 26, 2007 (or 5 o’clock p.m. (Montréal time) on the date that is two business days immediately preceding the Special Meeting);

(c)                        any Dissenting Shareholder shall be entitled, in the event that the Plan of Arrangement becomes effective, to be paid by Acquisitionco the fair value of its Shares held by such Dissenting Shareholder;

18.             The rights of the Dissenting Shareholders are set out in detail in the section entitled “Rights of Dissenting Shareholders” in the Circular, Exhibit R-1;

VI.                        FAIRNESS

19.             The board of directors of Novamerican (the “Board”) and a special committee composed of independent directors (the “Special Committee”) are of the view that the Plan of Arrangement is fair and reasonable, for the reasons described at pp. 19 to 22 of the Circular, including:

•       Immediate Value and Liquidity.   The consideration to be paid pursuant to the Arrangement is all cash which allows the Shareholders to immediately realize fair value, in cash, for their investment and provides the Shareholders certainty of value for their Shares that will not be impacted by market fluctuations;

•       Value Enhancement.   The offered price of US$56.00 per Share represents a premium of approximately 19% over the volume weighted average trading price for the Shares on the NASDAQ during the period of 20 trading days ended on June 21, 2007, the last day of trading prior to announcement of the Arrangement, and results from arm’s length negotiations;

•       Fairness Opinion.   The Fairness Opinion (Appendix C to the Circular) from Deloitte, the Special Committee’s independent financial advisor, states that, as of June 21, 2007, the date of its opinion, and subject to the restrictions, limitations and assumptions in its opinion, the Purchase Price to be received by Shareholders (other than Jones Sr. and Jones Jr.) in connection with the Arrangement is fair, from a financial point of view, to such Shareholders (other than Jones Sr. and Jones Jr.);

•       Ability to Respond to Superior Proposals.   The terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from proposing or making a Superior Proposal and the Board may consider and accept a Superior Proposal, provided Novamerican complies with the terms of the Arrangement Agreement (including payment of a termination fee in certain circumstances);

•       Absence of Alternative Offer and Market Canvass.   The lack of any comparable offer emerging from any other strategic or financial investor in recent years, including from discussions with a third party that proceeded to the letter of intent stage in 2006;

•       Extensive Review by the Special Committee.   The Special Committee conducted an extensive review of the Arrangement and oversaw the negotiation of material terms of the Arrangement, including:

(i)                          the terms, conditions and structure of the Arrangement Agreement;

(ii)                      the terms and conditions of the Lock-up Agreement among Symmetry, Acquisitionco and D. Bryan Jones and Scott B. Jones;

(iii)                  the terms and conditions of the Non-Competition Agreements; and

(iv)                    the terms and conditions contained in term sheets relating to the Asset Sales, the Sale Leaseback Transaction and the Logistics Service Agreement, all between Novamerican and its Principal Shareholders and all of which transactions are to occur either immediately prior to or at a time after the Effective Time of the Plan of Arrangement;

•       Irrevocable Support of the Principal Shareholders. The Principal Shareholders, who hold approximately 67.5% of the outstanding Shares, and representing in the aggregate approximately 67.5% of the voting rights attached to the Shares, have agreed, pursuant to the Lock-up Agreement, to irrevocably support and vote in favour of the Arrangement Resolution until November 30, 2007 (or such other date should the Lock-up Agreement be extended pursuant to the terms contained therein);

•       No Collateral Benefits. The fair market value terms of the Asset Sales and the Sale Leaseback Transaction between Jonesco and Novamerican were based on and confirmed by independent financial appraisals; the terms of the Logistics Service Agreement will require Amalco 2 to purchase such services from Chriscott Logistics Inc., an entity controlled by Jones Jr., only if such services are offered at competitive market rates; and there are no promised collateral benefits to Jones Sr. or Jones Jr. such as a signing bonus or continued employment as senior executives of Novamerican or Symmetry following the completion of the Transaction;

VII.                   APPROVAL BY THE BOARD

20.        The Board considers the Plan of Arrangement in the best interests of Novamerican and the Shareholders;

21.        The Board, with Interested Directors abstaining, having received financial and legal advice and the report of the Special Committee, recommends that the Shareholders vote FOR the Arrangement Resolution;

VIII.              SOLVENCY

22.        Novamerican is not insolvent within the meaning of Section 192(2) of the CBCA or otherwise as Novamerican (a) is able to pay its liabilities as they become due, and (b) the realizable value of Novamerican’s assets is higher than the aggregate of its liabilities and stated capital of all classes;

IX.                       IMPRACTICABILITY

23.        It is not practicable to effect the transactions described in Section 2.2 of the Plan of Arrangement other than through a plan of arrangement pursuant to Section 192 of the CBCA for the following reasons:

(a)                        the need to have all the proposed transactions occur in the order and at the times set out in the Plan of Arrangement; and

(b)                       the need to provide for Dissent Rights as described above which cannot be contemplated in any way other than through a Plan of Arrangement and an order of the Court;

X.                            SPECIAL MEETING

24.        Novamerican proposes to call, hold and conduct the Special Meeting on or after October 31, 2007 to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution, being Appendix A to the Circular;

25.        For the purpose of calling and holding the Special Meeting, it is proposed:

(a)                        that the Proxy Material substantially in the form attached herewith as Exhibits R-1 and R-2 be sent by mail to all Shareholders at the address of each Shareholder as recorded on the books of Novamerican as of the close of business on October 2, 2007, at least twenty-one (21) days prior to the date of the Special Meeting;

(b)                       that in order to become effective, the Arrangement Resolution must be adopted by at least 66 2/3% of the votes cast by the Shareholders, present or represented by proxy and entitled to vote at the Special Meeting; and

(c)                        that the Special Meeting shall otherwise be called, held and conducted in accordance with the Notice of Meeting, the provisions of the CBCA, the articles and by-laws of Novamerican, the rulings and directions of the chair of the Special Meeting and the Interim Order sought herein;

XI.                       FINAL ORDER

26.        Should the Arrangement Resolution be adopted by the Shareholders, Novamerican intends to present its application for the Final Order on or after November 1, 2007;

27.        Notwithstanding the passing of the Arrangement Resolution or the approval of the Court, the Arrangement Resolution provides that Novamerican may decide not to proceed with the Plan of Arrangement at any time before the Plan of Arrangement becomes effective, without further approval of the Shareholders;

FOR THESE REASONS, MAY IT PLEASE THIS HONOURABLE COURT TO MAKE THE FOLLOWING ORDERS:

(A)                      ON THE INTERIM APPLICATION

GRANT the present application for interim order (the “Interim Order”);

DISPENSE Novamerican Steel Inc. (“Novamerican”) from serving the present application for Interim Order, except to the Director in charge of the Canada Business Corporations Act, R.S.C., 1985, c. C-44 (the “CBCA”);

ORDER provisional execution of the Interim Order notwithstanding appeal and without the necessity of furnishing any security;

As to the Special Meeting

AUTHORIZE AND DIRECT Novamerican to call, hold and conduct a special meeting of the holders of common shares in the capital of Novamerican (the “Shareholders”) such meeting (the “Special Meeting”) to be called, held and conducted in accordance with the provisions of the CBCA, the articles and by-laws of Novamerican and the Interim Order sought for the purpose of considering and, if deemed advisable, passing a special resolution (the “Arrangement Resolution”) to approve a plan of arrangement (the “Plan of Arrangement”) being Appendix D to the management proxy circular (the “Circular”) (Exhibit R-1), and to transact such other business as may properly come before the Special Meeting; and ORDER that to the extent there is any inconsistency between the terms of the Interim Order and the terms of the by-laws and articles of Novamerican or the CBCA, the Interim Order shall prevail;

AUTHORIZE Novamerican to make such amendments, revisions or supplements to the Circular (including to the Arrangement Resolution, the Plan of Arrangement and the other appendices) as it may determine until such time as the notice of the Special Meeting (the “Notice of Meeting”) is given, without any additional notice to the Shareholders and DECLARE that the Arrangement Resolution and the Plan of Arrangement, as amended, revised or supplemented, shall be the one submitted at the Special Meeting;

AUTHORIZE Novamerican to hold the Special Meeting on or after October 31, 2007 at 2:00 p.m. (Montréal time) at Le Centre Sheraton Montréal, 1201 René-Lévesque Blvd. West, Montréal, Québec;

ORDER that the only persons entitled to attend, be heard or vote at the Special Meeting shall be the Shareholders as at the close of business on October 2, 2007, their proxy holders, the directors of Novamerican and the representatives of 632422 N.B. Ltd. and Symmetry Holdings Inc., provided however that such other persons having the permission of the Chair of the Special Meeting shall also be entitled to attend and be heard at the Special Meeting;

AUTHORIZE Novamerican to adjourn or postpone the Special Meeting on one or more occasions (whether or not a quorum is present) without the necessity of first convening the Special Meeting or first obtaining any vote of the Shareholders in respect of the adjournment or postponement;

ORDER that notice of any adjournment or postponement shall be given by press release, newspaper advertisement or by mail, as determined to be the most appropriate method of communication by Novamerican;

As to the Notice of Meeting

ORDER that Novamerican send the Notice of Meeting in accordance with the provisions of its by-laws, by mailing the same by prepaid ordinary post to the address of each Shareholder as recorded on the books of Novamerican as of the close of business on October 2, 2007, provided that Novamerican shall complete the mailing of such Notice of Meeting no less than twenty-one days before the Special Meeting;

ORDER that Novamerican send by mail to the Shareholders a copy of the documents filed herewith as Exhibits R-1 and R-2 in substantially the form filed, being the proxy form and the Circular, the latter including, inter alia, a copy of the Arrangement Resolution, of the Plan of Arrangement and of the Interim Order to be rendered herein, being respectively Appendices A, D and E to the Circular, all with such changes as may be deemed necessary or advisable by Novamerican to, amongst others, respond to the requirements of any regulatory authority having jurisdiction over Novamerican (collectively referred to as the “Proxy Material”);

DECLARE that the Proxy Material shall be deemed, for the purposes of the Interim Order, the Special Meeting and/or the final order (the “Final Order”) to have been received by and/or served on the Shareholders three days after delivery thereof to the post office;

DECLARE that the failure or omission to give notice of the Special Meeting (provided it does not, to the knowledge of Novamerican, result in a material number of Shareholders not receiving the Notice of Meeing) as a result of mistake or events beyond the reasonable control of Novamerican or the non-receipt of such notice shall not invalidate any resolutions passed or proceedings taken at the Special Meeting and shall not constitute a breach of the Interim Order or defect in the calling of the Special Meeting, provided that if any such failure or omission is brought to the attention of Novamerican, Novamerican shall use reasonable efforts to rectify such failure or omission by the method and in the time it determines to be most practicable in the circumstances;

As to voting at the Special Meeting

DECLARE that the Shareholders may authorize the transactions contemplated in the Plan of Arrangement by the Arrangement Resolution passed at the Special Meeting by at least 66 2/3% of the votes cast by the Shareholders, present or represented by proxy and entitled to vote at the Special Meeting;

ORDER that in respect of the vote on the Arrangement Resolution or any matter determined by the Chair of the Special Meeting to be related to the Arrangement, each Shareholder shall be entitled to cast one vote in respect of each such Share;

ORDER that for the purposes of the vote on the Arrangement Resolution, or any other vote taken at the Special Meeting, any spoiled ballots, illegible ballots and defective ballots shall be deemed not to be votes cast by the Shareholders and further ORDER that proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution;

ORDER that Novamerican is authorized to use proxies at the Special Meeting, substantially in the form accompanying the Circular, except that Novamerican shall be entitled to insert dates and other relevant information in the final form of proxy; that Novamerican is authorized, at its expense, to solicit proxies on behalf of the management of Novamerican, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine; and that Novamerican may waive, in its discretion, the time limits for the deposit of proxies by the Shareholders if Novamerican considers it advisable to do so;

ORDER that at any reconvening of the Special Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Special Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Special Meeting;

As to Dissent Rights

ORDER that:

(a)        Registered Shareholders shall be entitled to dissent from the Arrangement Resolution approving the Plan of Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order or the Final Order and the Plan of Arrangement;

(b)        a Registered Shareholder who wishes to dissent (“Dissenting Shareholder”) shall provide a written objection to the Arrangement Resolution to Novamerican at 6001 Irwin Street, LaSalle, Québec, H8N 1A1, attn. Lawrence P. Cannon, facsimile number (514) 368-3635, prior to 5 o’clock p.m. (Montréal time) on October 26, 2007 (or 5 o’clock p.m. (Montréal time) on the date that is two business days immediately preceding the Special Meeting);

(c)        any Dissenting Shareholder shall be entitled, in the event that the Plan of Arrangement becomes effective, to be paid by 632422 N.B. Ltd. the fair value of its Shares held by such Dissenting Shareholder;

As to any additional Interim Order

AUTHORIZE Novamerican to petition this Honorable Court and, if and when necessary, to seek any additional Interim Order;

As to the Final Order

AUTHORIZE Novamerican to present the present application for the Final Order before this Honorable Court on or after November 1, 2007, or at any other date following notification by news release to the Shareholders of the date of presentation of the present application for a Final Order before this Honorable Court, at least two (2) days before such date, without further notice;

DECLARE that compliance with the terms of the Interim Order shall constitute good and sufficient service of this application for Final Order by Novamerican to all of the Shareholders and to any other person and that no other form of service need be made and no other material need be sent or served on such persons in respect of these proceedings, whether they reside within Québec or in another jurisdiction;

DECLARE that Novamerican is entitled to make proof of service by way of an affidavit of one of its officers to the effect that the Proxy Material was sent in accordance with the Interim Order;

ORDER that the only persons entitled to appear and to be heard at the hearing on the application for Final Order shall be Novamerican and the Mis en cause, and any person that:

(i)                          files an appearance with the Clerk of the Superior Court of Québec, 1 Notre-Dame Street East, Montréal, Québec, H2Y 1B6, Commercial Division, judicial District of Montréal and serves same on Novamerican’s counsel, Stikeman Elliott (c/o: Jean Fontaine, 1155 René-Lévesque Blvd. W., 40th floor, Montréal, Québec, H3B 3V2), no later than seven (7) business days before the date of the Special Meeting;

(ii)                      if such appearance is with the view to contest the application for Final Order or to make representations in relation thereto, files a written contestation or written representations, as the case may be, supported, as to the facts, by affidavit(s) and exhibit(s), if any, with the aforementioned Clerk of the Superior Court of Québec, 1 Notre-Dame Street East, Montréal, Québec, H2Y 1B6, Commercial Division, judicial District of Montréal, and serves same on Novamerican’s counsel, Stikeman Elliott (c/o: Jean Fontaine, 1155 René-Lévesque Blvd. W., 40th floor, Montréal, Québec, H3B 3V2), no later than three (3) days before the Special Meeting, failing which no contestation of the application for Final Order shall be permitted;

DECLARE that the Shareholders (and any transferee after the record date of October 2, 2007) and all other persons notified in accordance with the Interim Order will be duly called parties to the application for Final Order and will be bound by the orders and findings of this Court in connection with the Final Order;

ORDER that Novamerican shall present the application for Final Order with a certified copy of the Arrangement Resolution duly passed;

(B)                     ON THE FINAL APPLICATION

GRANT the present application for Final Order;

DECLARE the Plan of Arrangement duly adopted in accordance with the directions given by this Court on the Interim Order;

DECLARE that the Plan of Arrangement conforms with the requirements of the CBCA;

DECLARE that the Plan of Arrangement is fair to the Shareholders;

APPROVE the Plan of Arrangement;

ORDER provisional execution of the Final Order notwithstanding appeal and without the necessity of furnishing any security;

THE WHOLE without costs unless contested.

Montreal, September 28, 2007
/s/ STIKEMAN ELLIOTT LLP
Stikeman Elliott LLP
Attorneys for Applicant
True copy

Stikeman Elliott LLP
Attorneys for Applicant

A F F I D A V I T

I, the undersigned, Lawrence P. Cannon, having my principal place of business at 6001 Irwin Street, in the City of Lasalle, Québec, do solemnly affirm that:

1.                              I am the Vice President and Chief Financial Officer of Novamerican Steel Inc.;

2.                              All the facts alleged in the present application for interim and final orders with respect to an arrangement are true.

And I have signed:
/s/ LAWRENCE P. CANNON
Lawrence P.Cannon
SOLEMNLY AFFIRMED before me at
Montréal, this 28th day of September, 2007.
/s/ JOCELYNE GALIPEU (112,674)
Commissioner of Oaths
True Copy

Stikeman Elliott LLP

APPENDIX G

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190. Rights to dissent—(1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to:

(a)                        amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)                       amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)                        amalgamate otherwise than under section 184;

(d)                       be continued under section 188;

(e)                        sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)                          carry out a going-private transaction or a squeeze-out transaction.

(2)        Further right—A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)    If one class of shares—The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)        Payment for shares—In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)        No partial dissent—A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)        Objection—A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)        Notice of resolution—The corporation shall, within ten (10) days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)        Demand for payment—A dissenting shareholder shall, within twenty (20) days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty (20) days after learning that the resolution has been adopted, send to the corporation a written notice containing:

(a)                        the shareholder’s name and address;

(b)                       the number and class of shares in respect of which the shareholder dissents; and

(c)                        a demand for payment of the fair value of such shares.

(8)        Share certificate—A dissenting shareholder shall, within thirty (30) days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)        Forfeiture—A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)     Endorsing certificate—A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)     Suspension of rights—On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where:

(a)                        the shareholder withdraws that notice before the corporation makes an offer under subsection (12);

(b)                       the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice; or

(c)                        the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12)     Offer to pay—A corporation shall, not later than seven (7) days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice:

(a)                        a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)                       if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)     Same terms—Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14)     Payment—Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten (10) days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty (30) days after the offer has been made.

(15)     Corporation may apply to court—Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty (50) days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)     Shareholder application to court—If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow.

(17)     Venue—An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)     No security for costs—A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19)     Parties—On an application to a court under subsection (15) or (16),

(a)                        all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)                       the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20)     Powers of court—On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)     Appraisers—A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22)     Final order—The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23)     Interest—A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)     Notice that subsection (26) applies—If subsection (26) applies, the corporation shall, within ten (10) days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)     Effect where subsection (26) applies—If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty (30) days after receiving a notice under subsection (24), may

(a)                        withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)                       retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)     Limitation—A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)                        the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)                       the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the Company’s Transfer Agent, at:

Computershare Trust Company, N.A.
Attn: Proxy Services
P.O. Box 43010
Providence, RI, USA, 02940-3010

North American Toll Free Number: 1-877-282-1168